HYPOTHEKENBANK IN ESSEN AG

RECEIVED

2005 APR 28 P 5:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05007612

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	21.04.05

SUPPL

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

Dear Sir or Madam,

Please find enclosed Essen Hyp's website as of March 31, 2005 (English version), the Press Release as of March 18, 2005 (German and English version), the Press Release as of March 23, 2005 (German and English version) and Essen Hyp´s Annual Report 2004 (German version).
We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

PROCESSED
MAY 03 2005
THOMSON FINANCIAL

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

HYPOTHEKENBANK IN ESSEN AG

RECEIVED
2005 APR 28 P 5:49
CORPORATE FINANCE

Press Release of Hypothekenbank in Essen AG as of March 23, 2005

Interest Rate Forecast Meeting of Essen Hyp with Prof. Peter Bofinger

For the 21st time, well-known economists and capital market experts from all over Germany met at Essen Hyp to share their views about the outlook for worldwide interest rates. This time, our guest speaker was Dr. Peter Bofinger, Professor of Economic Science at the University of Würzburg and economic advisor to the Federal Government, as well as author of the German best seller "Wir sind besser als wir glauben" (We are better than we think), dealing with the German economy and Germany as a business location. In his lecture on the international monetary system, Prof. Bofinger showed that an active management of exchange rates by means of central bank interventions might well be beneficial. According to Prof. Bofinger it is incomprehensible that people in Germany argue about the Hartz IV labor market reforms while shrugging off the euro appreciation. What would instead be desirable is an international coordination of monetary policies. The subsequent poll of the meeting participants revealed that the majority do not expect ECB interest rate hikes prior to the third quarter of 2005. Some experts even hold the view that an ECB interest rate cut is still on the cards.



(From left to right): Dirk Chlench, Chief Economist of Essen Hyp, and Prof. Peter Bofinger, University of Würzburg

HYPOTHEKENBANK IN ESSEN AG



(From left to right): Eugen Keller, Chief Strategist at Metzler Asset Management, and Andreas Speer, Senior Economist at the Bayerische Landesbank

Your contact for additional information:

Hypothekenbank in Essen AG

Dr. Kerstin Büteführ

Corporate Communications

Phone: +49 201 8135-626

Fax: +49 201 8135-135

E-mail: kerstin.buetefuehr@essenhyp.com

HYPOTHEKENBANK IN ESSEN AG

Pressemitteilung der Hypothekenbank in Essen AG; 23. März 2005

Zinsrunde der Essen Hyp mit Prof. Dr. Peter Bofinger

Zum mittlerweile 21. Mal trafen sich bei der Essen Hyp namhafte Volkswirte und Kapitalmarktexperten aus dem gesamten Bundesgebiet zur Diskussion des globalen Zinsausblickes. Den Gastvortrag hielt dieses Mal Dr. Peter Bofinger, der umtriebige Würzbürger Ökonomieprofessor und Mitglied des Sachverständigenrates, zudem Autor des Bestsellers "Wir sind besser als wir glauben". Prof. Bofinger zeigte in seinem Vortrag über das internationale Währungssystem, dass eine aktive Steuerung des Wechselkurses durch Notenbankinterventionen erfolgversprechend sein kann. Es sei unverständlich, dass man hierzulande über Hartz IV streitet, die Aufwertung des Euros aber achselzuckend hinnimmt. Vielmehr sei eine internationale Koordinierung der Währungspolitik wünschenswert. Die abschließende Umfrage unter den Zinsrundenteilnehmern ergab, dass mehrheitlich nicht vor dem Ende des dritten Quartals 2005 mit einer Leitzinserhöhung der Europäischen Zentralbank gerechnet wird. Nach Ansicht einiger Experten ist sogar eine EZB-Leitzinssenkung noch nicht vom Tisch.



(von links nach rechts): Dirk Chlench, Chefvolkswirt der Essen Hyp und Prof. Dr. Peter Bofinger, Universität Würzburg

HYPOTHEKENBANK IN ESSEN AG



(von links nach rechts): Eugen Keller, Chefstratege Metzler Asset Management und Andreas Speer, Senior Economist bei der Bayerischen Landesbank

Ansprechpartnerin für weitere Informationen:

Hypothekenbank in Essen AG

Dr. Kerstin Büteführ

Corporate Communications

Tel: 0201/8135 626

Fax: 0201/8135 135

E-Mail: kerstin.buetefuehr@essenhyp.com

HYPOTHEKENBANK IN ESSEN AG

Press Release of Hypothekenbank in Essen AG, March 18, 2005

- **Essen Hyp amongst the top Champions League players: further increase in profitability - net income for the financial year 2004 at €91m**
- **Essen Hyp's information policy bears fruit**
- **Speech by special guest Mrs. Vike-Freiberga, President of the Republic of Latvia, at our Annual Reception in the Zeche Zollverein**

Business results 2004

Hypothekenbank in Essen AG looks back on a very successful financial year 2004. With a balance sheet total of some €80bn, our bank is up amongst the biggest German credit institutions. The increase in our operating result from €118.6m to €128.6m (+8.4%) and in our net income for the year from €81.2m to €91m (+12.1%) are even more outstanding. Posting a return on equity after tax of 14.3% and a cost income ratio of 11.7%, we have cemented our leading position amongst the German mortgage banks in terms of profitability and productivity.

Essen Hyp further strengthened its market position. "We generated an excellent business result despite the difficult market environment. Our growth and portfolio strategy thus once again proved its worth," said Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors. If Essen Hyp continues this way, we might even win the Champions League!

in €	2004	2003	2002
Balance sheet total	**79.5 bn**	74.2 bn	71.0 bn
Operating result	**128.6 m**	118.6 m	112.3 m
Net income for the year	**91.0 m**	81.2 m	76.2 m
New lending business	**17.1 bn**	17.6 bn	18.3 bn
Total funding	**28.3 bn**	33.0 bn	21.2 bn
Return on equity after tax	**14.3%**	14.1%	13.8%
Cost income ratio	**11.7%***	12.0%	12.4%

*) This figure does not include the current-value depreciation of certain tangible assets in the amount of €10.4m.

Roadshows and information policy

In 2004 Essen Hyp hosted roadshows in 15 countries. During five of these roadshows, we were accompanied by Dr. Helmut Kohl, the former Chancellor of the Federal Republic of Germany. The highlight was, without doubt, our New York roadshow, which was literally overrun with competent capital market experts. Thanks to our comprehensive information policy, we were able to add five new countries to the list of countries in which our issues have been placed.

Between 1999 and today we sold our issues to investors in 44 countries. It is our aim for 2005 to increase the number of countries to 50.

The strong demand for our latest Global *Pfandbrief* (coupon: 2.75%; maturity: March 11, 2008) shows that our comprehensive information policy bears fruit. This issue was a genuine blowout Global – the original issuance volume was €1bn, but this was increased after two hours to €1.5bn because of the huge number of large-volume orders. Due to the strong demand, we were even required to close the order book ahead of schedule. The total volume of incoming orders was €3.02bn. The issue was marketed at a a spread of –2 to –3 basis points below mid-swap.

Given that, with the exception of €11m, all orders were placed at re-offer, the issue was priced at –3 basis points below mid-swap.

We would have been able to place the entire issue with international investors. However, in consideration of our German investors, 36% was placed in Germany (see the annexed allocation of the total issuance volume).

Other highlights

Another highlight of 2004/2005 certainly was the upgrade of our public-sector *Pfandbriefe* by Moody's from Aa1 to Aaa. As a result, the public-sector *Pfandbriefe* of Essen Hyp are now rated triple A by all major rating agencies. According to the VDH *Pfandbrief* Factbook 2004 there is just one other mortgage bank whose public-sector *Pfandbriefe* have been assigned a triple A rating by all major rating agencies. This rating upgrade triggered a reduction in funding costs of some 0.5 basis points. Assuming an issuance volume of €10bn, this reduction equals €500,000.

Our mortgage *Pfandbriefe*, too, received a triple A rating from FitchRatings in 2004.

We are pleased to report that we successfully tested our reserve headquarters to make sure its readiness for operation should an emergency occur. Our bank has two separate central computer systems located in different parts of Essen. Should an emergency occur, we are thus able to carry out the whole range of our business activities in our reserve headquarters. We are thinking about making this back-up headquarters available to other banks, too.

Turning to real estate financing, Essen Hyp plans to expand its syndication activities. In addition to this, we intend to securitize a portfolio of home loans totaling €0.9bn to relieve our balance sheet.

This will be the first synthetic mortgage loan securitization of Essen Hyp. We are also committed to further diversifying our loan portfolio in terms of property types and regions, also in view of the Basel II requirements. Essen Hyp has already implemented internal rating systems for commercial and public-sector loans which satisfy the Basel II requirements. This has been a milestone in the establishment of an internal rating based approach in accordance with Basel II. We also laid the foundations for ensuring a risk oriented capital allocation and set up key controlling instruments to make our credit risks more transparent.

New *Pfandbrief* Act

Essen Hyp welcomes the new *Pfandbrief* legislation. At the request of the mortgage banks, the new laws incorporate the strict requirements set out in the German Mortgage Bank Act (*HBG*). This will make sure that the high quality standards of the *Pfandbrief* will continue to be upheld in the future. We also welcome the fact that the community of *Pfandbrief* issuers is set to increase. This will strengthen the market for the benefit of investors.

We are optimistic that Essen Hyp will master the new challenges, because investors know how to asssess the quality of the individual issuers.

The business policy of Essen Hyp will basically remain unchanged after the implementation of the new *Pfandbrief* Act. We will only expand our business activities in selected segments.

Annual Reception in the former coal mine Zeche Zollverein

Last Thursday, Essen Hyp celebrated the successful business year 2004 with some 500 guests during its traditional Annual Reception in the former coal mine Zeche Zollverein. The presentation of the 2004 business results was followed by a speech by our special guest, the President of the Republic of Latvia, Prof. Vaira Vike-Freiberga. Her speech dealt with "The role of Latvia as a new member state of the European Union". (The German version of this speech is available for download on our website: http://www.essenhyp.de/de/infopool/downloads.php)

Between 1965 and 1989 Mrs. Vike-Freiberga was professor of psychology at the University of Montreal. In 1999 she was elected President of Latvia. In 2003 she was re-elected for another 4-year term.

We had the pleasure of welcoming a number of VIP guests, including Andreas de Maizière, Chairman of the Supervisory Board of Essen Hyp and Member of the Board of Managing Directors of Commerzbank AG, Dr. Axel Frhr. v. Ruedorffer, Chairman of the Advisory Council of Essen Hyp, and Dr. Wolfgang Reiniger, Mayor of the City of Essen, who gave the opening speech.





from left to right: Dr. Axel Frhr. v. Ruedorffer, Chairman of the Advisory Council of Essen Hyp; Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Essen Hyp; Prof. Dr. Vaira Vike-Freiberga, Presidentof the Republic of Latvia; Andreas de Maizière, Chairman of the Supervisory Board of Essen Hyp and Member of the Board of Managing Directors of Commerzbank AG; Prof. Imants Freiberga, the husband of the President of Latvia; Dr. Renate Krümmer, Member of the Supervisory Board of Essen Hyp.

The next major event hosted by Hypothekenbank in Essen AG will be our International Capital Market Conference in the 'Messe Essen' on June 15 and 16, 2005.

Contact

Dr. Kerstin Büteführ
Corporate Communications
Phone: +49 201 813- 626
Fax: +49 201 8135-135
kerstin.buetefuehr@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen

www.essenhyp.com

HYPOTHEKENBANK IN ESSEN AG

Pressemitteilung der Hypothekenbank in Essen AG; 18.3.2005

- **Die Essen Hyp spielt ganz vorne in der Champions-League: Profitabilität im Jahr 2004 weiter gesteigert - 91 Mio. Euro Gewinn im Geschäftsjahr 2004**
- **Informationspolitik der Essen Hyp macht sich bezahlt**
- **Lettische Staatspräsidentin Vike-Freiberga als Gastrednerin beim Jahresempfang auf der Zeche Zollverein**

Geschäftsergebnis 2004

Die Hypothekenbank in Essen AG kann auf ein äußerst erfolgreiches Geschäftsjahr 2004 zurückblicken. Mit einer Bilanzsumme von rund Euro 80 Milliarden (+6,9%) zählt die Essen Hyp zu den größten Finanzinstituten in Deutschland. Noch besser entwickelten sich das Betriebsergebnis von Euro 118,6 Millionen auf Euro 128,6 Millionen (+8,4%) und der Nettogewinn von Euro 81,2 Millionen auf Euro 91,0 Millionen (+12,1%). Damit erwirtschaftete die Essen Hyp im Jahr 2004 eine Eigenkapitalrendite nach Steuern von 14,3% und ein Verhältnis von Kosten zu Erträgen (Cost Income Ratio) von 11,7%. In punkto Rentabilität und Produktivität baut sie ihre Spitzenstellung unter den deutschen Hypothekenbanken weiter aus.

Die Essen Hyp hat ihre Marktposition weiter gefestigt. „Es ist uns gelungen, auch unter schwierigen Marktbedingungen hoch profitabel zu wirtschaften. Die Wachstums- und Portfoliostrategie der Essen Hyp hat sich damit erneut bewährt", kommentierte der Vorstandsvorsitzende Hubert Schulte-Kemper das Ergebnis. Wer diesen Weg weiter geht, kann auch die Champions-League gewinnen!

in Euro	**2004**	**2003**	**2002**
Bilanzsumme	**79,5 Mrd.**	74,2 Mrd.	71,0 Mrd.
Betriebsergebnis	**128,6 Mio.**	118,6 Mio.	112,3 Mio.
Jahresüberschuss	**91,0 Mio.**	81,2 Mio.	76,2 Mio.
Neugeschäft	**17,1 Mrd.**	17,6 Mrd.	18,3 Mrd.
Refinanzierung	**28,3 Mrd.**	33,0 Mrd.	21,2 Mrd.
Eigenkapitalrendite	**14,3%**	14,1%	13,8%
Cost Income Ratio	**11,7%***	12,0%	12,4%

*) *Ohne Berücksichtigung des Sondereffekts aus Teilwertabschreibung im Sachanlagevermögen in Höhe von € 10,4 Mio.*

Roadshows und Informatiospolitik

Unsere im Jahr 2004 abgehaltenen Roadshows führten uns in 15 Länder, wobei uns bei 5 Veranstaltungen Bundeskanzler a. D. Dr. Helmut Kohl begleitet hat. Das Highlight war dabei sicherlich die Roadshow in New York, bei der wir uns vor Zustrom von sachkundigen Kapitalmarktexperten kaum retten konnten. Aufgrund der intensiven Informationspolitik der Essen Hyp ist es uns gelungen, 5 weitere Länder in unsere Platzierungsstatistik aufzunehmen.
Von 1999 bis heute konnten wir unsere Titel in 44 Länder absetzen. Unser Ziel für 2005 ist es, diese Zahl auf 50 zu erweitern.
Dass die offene Informationspolitik der Essen Hyp sich bezahlt macht, zeigt nicht zuletzt die große Nachfrage nach unserem letzten Global-Pfandbrief (Kupon 2,75%, Laufzeit 11.3.2008).
Es war ein echter *„blowout“* Global – aufgelegt waen ursprünglich 1 Mrd. Euro, nach knapp zwei Stunden wurde die Emission jedoch aufgrund der zahlreichen hohen Ordereingänge auf 1,5 Mrd. Euro aufgestockt. Wegen der hohen Nachfrage musste das Orderbuch vorzeitig geschlossen werden. Das Gesamtordervolumen belief sich auf 3.020 Mio. Euro. Die Emission wurde zu einem Spread von –2 zu –3 zur Swapmitte vermarktet.
Da bis auf 11 Mio. Euro alle Orders zu Reoffer abgegeben wurden, wurde die Emission bei -3 zur Swapmitte gepreist.
Das Gesamtorderbuch hätte es uns ermöglicht, die Emission zu 100% außerhalb Deutschlands zu platzieren. Aus Rücksicht auf unsere deutschen Investoren wurden jedoch 36% im Inland zugeteilt (Verteilung siehe Anlage).

Weitere Highlights

Zu den Highlights 2004 und 2005 zählt sicherlich das Upgrade von Moody's für unsere Öffentlichen Pfandbriefe von Aa1 auf Aaa. Damit sind unsere Öffentlichen Pfandbriefe von allen großen Agenturen mit Triple A geratet. Das durchgehende Triple A Rating besitzt neben der Essen Hyp nur eine weitere Hypothekenbank (Quelle: VDH Pfandbrief Factbook 2004). Der damit verbundene Refinanzierungsvorteil von ca. 0,5 Basispunkten ergibt bei einem unterstellten Emissionsvolumen von 10 Mrd. Euro einen Betrag i.H.v. 500 T €. Zudem hat die Ratingagentur Fitch im vergangenen Jahr unsere Hypothekenpfandbriefe mit einem Triple A Rating ausgezeichnet.

Wir sind stolz auf die erfolgreiche Durchführung eines Notfalltests in den Notfallräumlichkeiten der Bank. Unsere Bank verfügt über zwei völlig unabhängige Einrichtungen unserer Zentrale, so dass wir im Notfall das gesamte Bankgeschäft in unseren alternativen Räumlichkeiten weiter betreiben können. Wir erwägen, auch anderen Banken die Nutzung dieses Backup-Zentrums anzubieten.

Im Bereich Hypotheken plant die Essen Hyp neben der Verstärkung des Syndizierungsgeschäfts die erste synthetische Verbriefungstransaktion eines Retail-Portfolios mit einem Volumen von 0,9 Mrd.

Euro zur Eigenkapitalentlastung. Zudem wird die weitere Diversifizierung des Kreditportfolios nach Regionen und Immobilienarten angestrebt. Dies geschieht auch im Hinblick auf Basel II.
Die Essen Hyp konnte Basel II konforme interne Ratingsysteme für die gewerbliche Immobilienfinanzierung und das Staatskreditgeschäft implementieren. Damit ist ein wesentlicher Meilenstein zur Umsetzung des fortgeschrittenen internen Ratingansatzes nach Basel II erreicht. Darüber hinaus wurden wichtige Voraussetzungen zur risikoadäquaten Eigenkapitalunterlegung geschaffen sowie wichtige Controlling-Instrumente zur Steigerung der Kreditrisiko-Transparenz etabliert.

Allgemeines Pfandbriefgesetz
Wir begrüßen die Neugestaltung der Pfandbrief-Gesetzgebung sowie die Übernahme der strengen Regularien des HBG in das Pfandbriefgesetz nach den Wünschen der Hypothekenbanken. Hierdurch wird die hohe Qualität des Produktes Pfandbrief beibehalten bzw. fortgeführt.
Weiterhin begrüßen wir die Erweiterung des Emittentenkreises, die zur Bereicherung des Marktes für die Investoren beiträgt.
Wir sehen uns diesen Herausforderungen zweifellos gewachsen, insbesondere weil die Investoren die unterschiedliche Qualität der Emittenten einzuschätzen wissen.
Durch die Einführung des neuen Pfandbriefgesetzes wird sich die Geschäftspolitik der Essen Hyp nicht grundlegend ändern. In ausgewählten Bereichen werden wir unsere Geschäftsaktivitäten ausweiten.

Jahresempfang auf Zollverein
Ihren Erfolg feierte die Essen Hyp am Donnerstag Abend gemeinsam mit 500 Gästen auf der Zeche Zollverein beim traditionellen Jahresempfang. Nach der Präsentation des Jahresergebnisses 2004 hielt die lettische Staatspräsidentin, Frau Prof. Vike-Freiberga, die als Gastrednerin eingeladen war, einen Vortrag zum Thema „Die Rolle Lettlands als neuer Mitgliedsstaat in der Europäischen Union“. (Die Rede ist auf unserer Website abrufbar:
http://www.essenhyp.de/de/infopool/downloads.php)
Frau Vike-Freiberga war von 1965 bis 1998 Professorin für Psychologie an der Universität Montreal. Sie wurde erstmals 1999 zur Präsidentin Lettlands gewählt. Im Jahr 2003 wurde sie für weitere vier Jahre im Amt bestätigt.

Unter den Gästen befanden sich auch zahlreiche Prominente: Andreas de Maizière, Vorsitzender des Aufsichtsrats der Essen Hyp und Mitglied des Vorstands der Commerzbank; Dr. Axel Frhr. v. Ruedorffer, Vorsitzender des Beirats der Essen Hyp sowie Dr. Wolfgang Reiniger, Oberbürgermeister der Stadt Essen, der das Grußwort sprach.





v. links n. rechts: Dr. Axel Frhr. v. Ruedorffer, Vorsitzender des Beirats der Essen Hyp; Hubert Schulte-Kemper, Vorstandsvorsitzender der Essen Hyp; Prof. Dr. Viara Vike-Freiberga, lettische Staatspräsidentin; Andreas de Maizière, Vorsitzender des Aufsichtsrats der Essen Hyp und Mitglied des Vorstands der Commerzbank; Prof. Imants Freibergs, Ehemann der lettischen Staatspräsidentin; Dr. Renate Krümmer, Mitglied des Aufsichtsrats der Essen Hyp.

Die nächste große Veranstaltung der Essen Hyp ist die internationale Kapitalmarktkonferenz am 15. und 16. Juni 2005 in der Messe Essen.

Kontakt

Dr. Kerstin Büteführ
Corporate Communications
Telefon: +49 201 8135 626
Fax: +49 201 8135 135
kerstin.buetefuehr@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen

www.essenhyp.com

Auf einen Blick

Auf einen Blick

Angaben in Mio. €, Stand zum Jahresende	**2003**	**2004**
Bilanzsumme	74.299[1]	79.461
Ausleihungen		
Hypothekendarlehen	5.822	7.258
Kommunalkredite	34.764	33.102
fremde Wertpapiere	25.179[1]	30.588
andere Forderungen	5.647[1]	5.047
Begebene Schuldverschreibungen		
Hypothekenpfandbriefe	2.703	4.173
öffentliche Pfandbriefe	51.477	52.571
sonstige Schuldverschreibungen/andere Verbindlichkeiten	18.452[1]	20.855
Neugeschäft		
Hypothekendarlehen	2.517	1.956
Kommunalkredite	7.148	4.538
fremde Wertpapiere	8.016	10.541
Eigenkapital		
eingezahltes Kapital und Rücklagen	584	654
Genussrechte	324	319
Nachrangige Verbindlichkeiten	348	358
Zins- und Provisionsüberschuss	213,5	234,8
Allgemeine Verwaltungsaufwendungen		
Personalaufwand	12,1	13,7
andere Verwaltungsaufwendungen	11,2	11,0
Abschreibungen auf Sachanlagen	2,2	13,0
Cost-Income Ratio in %	12,0	11,7[2]
Betriebsergebnis	118,6	128,6
Jahresüberschuss	81,2	91,0

Anmerkungen: [1] Zahlen wurden geändert. Erläuterung siehe Anhang [2] ohne Berücksichtigung des Sondereffekts aus Teilwertabschreibung.

Impressum

Herausgeber	Hypothekenbank in Essen AG, Essen
Gestaltung	vE&K Werbeagentur GmbH & Co. KG, Herthastraße 7, Essen
Druck u. Verarbeitung	Buersche Druckerei Dr. Neufang KG, Gelsenkirchen

Der Geschäftsbericht liegt auch in englischer Sprache vor.

Repräsentanzen

BRÜSSEL
Rue de l'Amazone 2
Amazonestraat 2
1050 Brüssel
Belgien
Tel.: 00 32/2/5 34 95 95
Fax: 00 32/2/5 34 96 96
E-Mail: bruessel@essenhyp.com

LONDON
Commerzbank House
23 Austin Friars
London EC2N 2NB
Großbritannien
Tel.: 00 44/20/76 38 09 52
Fax: 00 44/20/76 38 09 53
E-Mail: london@essenhyp.com

NEW YORK
375 Park Avenue
26th Floor, Suite 2603
New York, NY 10152
USA
Tel.: 001/212/7 50 88 55
Fax: 001/212/7 50 85 55
E-Mail: newyork@essenhyp.com

PARIS
9, avenue de Friedland
75008 Paris
Frankreich
Tel.: 00 33/1/42 25 25 30
Fax: 00 33/1/42 25 25 39
E-Mail: paris@essenhyp.com

Zentrale

ESSEN
Gildehofstraße 1
45127 Essen
Postfach 10 18 61
45018 Essen
Tel.: 02 01/81 35-0
Fax: 02 01/81 35-2 00
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com
Eingetragen unter HRB Essen Nr. 7083

Geschäftsstellen

BERLIN
Jägerstraße 58
10117 Berlin
Tel.: 0 30/81 45 07-10
Fax: 0 30/81 45 07-29
E-Mail: berlin@essenhyp.com

FRANKFURT
Westendstraße 19
60325 Frankfurt
Tel.: 0 69/17 20 65
E-Mail: frankfurt@essenhyp.com

HAMBURG
Fleethof – Stadthausbrücke 1
20355 Hamburg
Tel.: 0 40/32 52 43-00
Fax: 0 40/32 52 43-29
E-Mail: hamburg@essenhyp.com

MÜNCHEN
Romanstraße 43
80639 München
Tel.: 0 89/29 16 17-52
Fax: 0 89/29 16 17-54
E-Mail: muenchen@essenhyp.com

Besitz zweier Aktionärsgruppen, der Commerzbank Aktiengesellschaft und der Schuppli-Gruppe. Alle Aktionäre sind der Gesellschaft bekannt. Aus diesem Grund nimmt die Essen Hyp die gemäß Aktiengesetz möglichen Erleichterungen bezüglich der Einladung und Durchführung einer Hauptversammlung in Anspruch, so dass die Einberufung der Hauptversammlung nicht extern, z. B. im Bundesanzeiger, veröffentlicht wird. Aus diesem Grund werden auch die Tagesordnung und die für die Hauptversammlung verlangten Berichte und Unterlagen nicht im Internet – entgegen der Regelung gem. Ziffer 2.3.1 – veröffentlicht.

Da beide Aktionärsgruppen im Aufsichtsrat sowie im Präsidialausschuss als das für die Vorstandsverträge zuständige Gremium vertreten sind, wird abweichend von Ziffer 4.2.2 auf die Prüfung und Beratung der Struktur des Vergütungssystems für den Vorstand durch das Aufsichtsratsplenum verzichtet.

Abweichend von Ziffer 4.2.4 erfolgen die Angaben zur Vergütung der Vorstandsmitglieder nicht individualisiert.

Nach Ziffer 5.3.2 soll der Aufsichtsrat einen Prüfungsausschuss (Audit-Komitee) einrichten, der sich insbesondere mit Fragen der Rechnungslegung und des Risikomanagements und mit Themen im Zusammenhang mit der Abschlussprüfung befassen soll. Der Aufsichtsrat der Essen Hyp hat, da er nur aus 6 Personen besteht, von der Bildung eines Prüfungsausschusses keinen Gebrauch gemacht. Die Fragen des Risikomanagements wurden dem Risikoausschuss des Aufsichtsrats übertragen, der sich auch mit den Markt-, Liquiditäts-, Kredit- bzw. Adressenausfallrisiken, operationellen Risiken und sonstigen Risiken, die nicht unter den vorgenannten subsumiert werden können, der Bank befasst. Die Themen im Zusammenhang mit der Abschlussprüfung werden durch den Aufsichtsrat unmittelbar behandelt.

Für Aufsichtsratsmitglieder wurde gemäß Ziffer 5.4.1 aufgrund der Zusammensetzung des Aktionärskreises keine Altersgrenze festgelegt.

Abweichend von Ziffer 5.4.5 erfolgen die Angaben zur Vergütung der Aufsichtsratsmitglieder nicht individualisiert.

Da im Aufsichtsrat die vollständige Präsenz aller Stimmanteile an der Gesellschaft mittelbar oder unmittelbar vertreten ist, werden Interessenkonflikte ausschließlich im Kreis des Aufsichtsrats gemäß Ziffer 5.5.2 behandelt. Auf eine formale Behandlung derartiger Interessenkonflikte in der Hauptversammlung nach Ziffer 5.5.3 wird deshalb verzichtet.

Da sich keine Aktien der Essen Hyp im Free Flow befinden, die Aktien an keiner Börse gehandelt werden und die Bank keine Aktienoptionsprogramme und ähnliche wertpapierorientierte Anreizsysteme aufgelegt hat, sind für die Gesellschaft die Regelungen gemäß den Ziffern 4.2.3, 6.6 bzw. 7.1.3 des Kodex nicht relevant.

Solange die Gesellschaft ihren Jahresabschluss nur nach nationalen Vorschriften (HGB) aufstellt, wird sie Dritte nicht durch Jahresabschlüsse bzw. Zwischenberichte, die unter Beachtung international anerkannter Rechnungslegungsgrundsätze (IAS) aufgestellt worden sind, nach Ziffer 7.1.1 informieren. Die beiden Aktionärsgruppen der Gesellschaft erhalten neben dem Jahresabschluss und den Zwischenberichten weitergehende Informationen in den Aufsichtsratssitzungen, so dass für diese die genannten Berichte nicht die primären Informationsträger sind.

Essen, den 24. November 2004

Der Vorstand Der Aufsichtsrat

Der Aufsichtsrat vereinbart mit dem Abschlussprüfer, dass dieser ihn informiert bzw. im Prüfungsbericht vermerkt, wenn er bei Durchführung der Abschlussprüfung Tatsachen feststellt, die eine Unrichtigkeit der von Vorstand und Aufsichtsrat abgegebenen Erklärung zum Corporate Governance Kodex ergeben.

7.2.4 Der Abschlussprüfer nimmt an den Beratungen des Aufsichtsrats über den Jahresabschluss teil, berichtet über die wesentlichen Ergebnisse seiner Prüfung und steht ihm für Fragen zur Verfügung.

Entsprechenserklärung zum Deutschen Corporate Governance Kodex gemäß § 161 AktG

Vorbemerkung: Die Aktien der Hypothekenbank in Essen Aktiengesellschaft (nachfolgend auch „Essen Hyp" oder „Bank" genannt) werden nicht an einer Börse gehandelt. Derzeit sind an der Hypothekenbank in Essen AG nur zwei Aktionärsgruppen beteiligt, als Mehrheitsaktionär die Commerzbank Aktiengesellschaft und als Minderheitsaktionär die Schuppli-Gruppe. Aus diesem Grund sind diverse gesetzliche Regelungen, aber auch Regelungen des Deutschen Corporate Governance Kodex, wie sie für Publikumsaktiengesellschaften gelten, für die Essen Hyp nicht relevant.
Gleichwohl begrüßt und unterstützt die Hypothekenbank in Essen Aktiengesellschaft ausdrücklich den Deutschen Corporate Governance Kodex und die damit verfolgten Ziele und Zwecke. Der Corporate Governance Kodex der Hypothekenbank in Essen Aktiengesellschaft trägt den am 20. August 2002 im amtlichen Teil des elektronischen Bundesanzeigers bekannt gemachten Empfehlungen der „Regierungskommission Deutscher Corporate Governance Kodex" in der Fassung vom 21. Mai 2003 Rechnung – mit den Einschränkungen, die sich daraus ergeben, dass die Essen Hyp keine Publikumsaktiengesellschaft ist und keine Konzernbilanz aufstellt, und mit Ausnahme der nachstehenden Empfehlungen.
Nach Ziffer 2.3.2 soll die Bank allen in- und ausländischen Finanzdienstleistern, Aktionären und Aktionärsvereinigungen, die dies vor nicht länger als einem Jahr verlangt haben, die Einberufung der Hauptversammlung mitsamt den Einberufungsunterlagen, auf Verlangen auch auf elektronischem Wege, mitteilen. Die Aktien der Hypothekenbank in Essen Aktiengesellschaft werden nicht an einer Börse gehandelt, sondern befinden sich vollständig im

6.5 Informationen, die die Bank im Ausland aufgrund der jeweiligen kapitalmarktrechtlichen Vorschriften veröffentlicht, sollen auch im Inland unverzüglich bekannt gegeben werden.

6.6 Im Rahmen der laufenden Öffentlichkeitsarbeit sollen die Termine der wesentlichen wiederkehrenden Veröffentlichungen (u. a. Geschäftsbericht, Zwischenberichte, Hauptversammlung) in einem „Finanzkalender" mit ausreichendem Zeitvorlauf publiziert werden.

6.7 Von der Bank veröffentlichte Informationen über das Unternehmen sollen auch über die Internetseite der Bank zugänglich sein. Die Internetseite soll übersichtlich gegliedert sein.

7. Rechnungslegung und Abschlussprüfung

7.1 Rechnungslegung

7.1.1 Dritte werden vor allem durch den Jahresabschluss informiert. Sie werden während des Geschäftsjahres am Ende des zweiten und dritten Quartals durch Zwischenberichte unterrichtet. Der Jahresabschluss und die Zwischenberichte werden nach nationalen Vorschriften (HGB) aufgestellt, die auch Grundlage für die Besteuerung sind.

7.1.2 Der Jahresabschluss wird vom Vorstand aufgestellt und vom Abschlussprüfer sowie vom Aufsichtsrat geprüft. Der Jahresabschluss soll binnen 90 Tagen nach Geschäftsjahresende, die Zwischenberichte sollen binnen 45 Tagen nach Ende des Berichtszeitraums öffentlich zugänglich sein.

7.1.3 Die Bank veröffentlicht eine Liste von Drittunternehmen, an denen sie eine Beteiligung von für das Unternehmen nicht untergeordneter Bedeutung hält. Handelsbestände der Bank, aus denen keine Stimmrechte ausgeübt werden, bleiben hierbei unberücksichtigt. Es werden im Jahresabschluss der Bank nach HGB angegeben: Name und Sitz der Gesellschaft, Höhe des Anteils, Höhe des Eigenkapitals und Ergebnis des letzten Geschäftsjahres.

7.1.4 Im Jahresabschluss sollen Beziehungen zu Aktionären erläutert werden, die im Sinne der anwendbaren Rechnungslegungsvorschriften als nahe stehende Personen zu qualifizieren sind.

7.2 Abschlussprüfung

7.2.1 Vor Unterbreitung des Wahlvorschlags wird der Aufsichtsrat eine Erklärung des vorgesehenen Prüfers einholen, ob und gegebenenfalls welche beruflichen, finanziellen oder sonstigen Beziehungen zwischen dem Prüfer und seinen Organen und Prüfungsleitern einerseits und dem Unternehmen und seinen Organmitgliedern andererseits bestehen, die Zweifel an seiner Unabhängigkeit begründen können. Die Erklärung soll sich auch darauf erstrecken, in welchem Umfang im vorausgegangenen Geschäftsjahr andere Leistungen für das Unternehmen, insbesondere auf dem Beratungssektor, erbracht wurden bzw. für das folgende Jahr vertraglich vereinbart sind.
Der Aufsichtsrat vereinbart mit dem Abschlussprüfer, dass der Vorsitzende des Aufsichtsrats über während der Prüfung auftretende mögliche Ausschluss- oder Befangenheitsgründe unverzüglich unterrichtet wird, soweit diese nicht unverzüglich beseitigt werden.

7.2.2 Der Aufsichtsrat erteilt dem Abschlussprüfer den Prüfungsauftrag und trifft mit ihm die Honorarvereinbarung.

7.2.3 Der Aufsichtsrat vereinbart mit dem Abschlussprüfer, dass dieser über alle für die Aufgaben des Aufsichtsrats wesentlichen Feststellungen und Vorkommnisse berichtet, die sich bei der Durchführung der Abschlussprüfung ergeben.

tretende Vorsitz im Aufsichtsrat sowie der Vorsitz und die Mitgliedschaft in den Ausschüssen berücksichtigt.
Die Mitglieder des Aufsichtsrats erhalten neben einer festen eine erfolgsorientierte Vergütung, die sich an der Dividende für die Aktionäre orientiert.
Die Vergütung der Aufsichtsratsmitglieder wird im Anhang des Jahresabschlusses aufgegliedert nach fixer und variabler Vergütung jeweils in einer Summe ausgewiesen. Sollten an Mitglieder des Aufsichtsrats ausnahmsweise Vergütungen gezahlt oder Vorteile für persönlich erbrachte Leistungen, insbesondere Beratungs- und Vermittlungsleistungen, gezahlt werden, werden diese individualisiert im Anhang zum Jahresabschluss angegeben.

5.4.6 Falls ein Mitglied des Aufsichtsrats in einem Geschäftsjahr an weniger als der Hälfte der Sitzungen des Aufsichtsrats teilgenommen hat, wird dies im Bericht des Aufsichtsrats vermerkt werden.

5.5 Interessenkonflikte

5.5.1 Jedes Mitglied des Aufsichtsrats ist dem Unternehmensinteresse verpflichtet. Es darf bei seinen Entscheidungen weder persönliche Interessen verfolgen noch Geschäftschancen, die dem Unternehmen zustehen, für sich nutzen.

5.5.2 Jedes Aufsichtsratsmitglied soll Interessenkonflikte, insbesondere solche, die aufgrund einer Beratung oder Organfunktion bei Kunden, Lieferanten, Kreditgebern oder sonstigen Geschäftspartnern entstehen können, dem Aufsichtsratsvorsitzenden gegenüber offen legen, der gegebenenfalls eine Beratung im Präsidialausschuss veranlasst. Der Aufsichtsratsvorsitzende wird eigene Interessenkonflikte dem Aufsichtsrat oder dem Präsidialausschuss offen legen.

5.5.3 Wesentliche und nicht nur vorübergehende Interessenkonflikte in der Person eines Aufsichtsratsmitglieds sollen zur Beendigung des Mandats führen.

5.5.4 Berater- und sonstige Dienstleistungsverträge eines Aufsichtsratsmitglieds mit der Bank bedürfen der Zustimmung des Aufsichtsrats.

5.6 Effizienzprüfung

Der Aufsichtsrat soll regelmäßig die Effizienz seiner Tätigkeit überprüfen.

6. Transparenz

6.1 Der Vorstand wird neue Tatsachen, die im Tätigkeitsbereich des Unternehmens eingetreten und nicht öffentlich bekannt sind, unverzüglich veröffentlichen, wenn sie wegen der Auswirkungen auf die Vermögens- und Finanzlage oder auf den allgemeinen Geschäftsverlauf geeignet sind, den Börsenpreis der zugelassenen Wertpapiere der Bank erheblich zu beeinflussen.

6.2 Sobald der Bank bekannt wird, dass jemand durch Erwerb, Veräußerung oder auf sonstige Weise 5, 10, 25, 50 oder 75 % der Stimmrechte an der Bank erreicht, über- oder unterschreitet, wird dies vom Vorstand unverzüglich veröffentlicht.

6.3 Die Bank wird die Aktionärskreise bei Informationen gleich behandeln. Sie soll ihnen unverzüglich sämtliche neuen Tatsachen, die Finanzanalysten und vergleichbaren Adressaten mitgeteilt worden sind, zur Verfügung stellen.

6.4 Zur zeitnahen und gleichmäßigen Information der Aktionäre und Anleger soll die Bank geeignete Kommunikationsmedien, wie etwa das Internet, nutzen.

wird über wichtige Ereignisse, die für die Beurteilung der Lage und Entwicklung sowie für die Leitung des Unternehmens von wesentlicher Bedeutung sind, unverzüglich durch den Vorsitzenden des Vorstands informiert. Der Aufsichtsratsvorsitzende unterrichtet sodann erforderlichenfalls den Aufsichtsrat und beruft gegebenenfalls eine außerordentliche Aufsichtsratssitzung ein.

5.3 Bildung von Ausschüssen

5.3.1 Der Aufsichtsrat hat abhängig von den spezifischen Gegebenheiten des Unternehmens und der Anzahl seiner Mitglieder einen Präsidial- sowie einen Risikoausschuss gebildet. Diese beiden Ausschüsse dienen der Steigerung der Effizienz der Aufsichtsratsarbeit und der Behandlung komplexer Sachverhalte. Die jeweiligen Ausschussvorsitzenden berichten regelmäßig an den Aufsichtsrat über die Arbeit der Ausschüsse.

5.3.2 Die Geschäftsordnung des Aufsichtsrats sieht vor, dass Ausschüsse anstelle des Aufsichtsrats entscheiden. Der Präsidialausschuss bereitet Aufsichtsratssitzungen vor, soweit Personalentscheidungen anstehen.

5.3.3 Der Aufsichtsrat kann weitere Sachthemen zur Behandlung in einen oder mehrere Ausschüsse verweisen. Hierzu gehören u. a. die Strategie des Unternehmens, die Vergütung der Vorstandsmitglieder, Investitionen und Finanzierungen.

5.4 Zusammensetzung und Vergütung

5.4.1 Bei Vorschlägen zur Wahl von Aufsichtsratsmitgliedern wird darauf geachtet, dass dem Aufsichtsrat jederzeit Mitglieder angehören, die über die zur ordnungsgemäßen Wahrnehmung der Aufgaben erforderlichen Kenntnisse, Fähigkeiten und fachlichen Erfahrungen verfügen und hinreichend unabhängig sind. Ferner werden die internationale Tätigkeit des Unternehmens und potenzielle Interessenkonflikte berücksichtigt.

5.4.2 Eine unabhängige Beratung und Überwachung des Vorstands durch den Aufsichtsrat wird auch dadurch ermöglicht, dass dem Aufsichtsrat nicht mehr als ein ehemaliges Mitglied des Vorstands angehören soll und dass Aufsichtsratsmitglieder keine Organfunktionen oder Beratungsaufgaben bei wesentlichen Wettbewerbern des Unternehmens ausüben sollen.

5.4.3 Jedes Aufsichtsratsmitglied achtet darauf, dass ihm für die Wahrnehmung seiner Mandate genügend Zeit zur Verfügung steht. Wer dem Vorstand einer börsennotierten Gesellschaft angehört, soll insgesamt nicht mehr als fünf Aufsichtsratsmandate in konzernexternen, börsennotierten Gesellschaften wahrnehmen.

5.4.4 Die Wahl bzw. Neuwahl aller Aufsichtsratsmitglieder erfolgt zu demselben Zeitpunkt, und zwar in der Regel für die höchstzulässige Amtsperiode. Ergänzungswahlen erfolgen für die restliche Amtszeit eines vorzeitig ausgeschiedenen Aufsichtsratsmitglieds bzw. bei einer von der regelmäßigen Amtsperiode nach Satz 1 abweichenden kürzeren Amtsperiode des Ausgeschiedenen bis zum Ende der Amtszeit der übrigen Aufsichtsratsmitglieder, die für die höchstzulässige Amtszeit bestellt worden sind.

5.4.5 Die Vergütung des Aufsichtsrats ist in der Satzung festgelegt. Sie trägt der Verantwortung und dem Tätigkeitsumfang der Aufsichtsratsmitglieder sowie der wirtschaftlichen Lage und dem Erfolg der Bank Rechnung. Dabei werden der Vorsitz und der stellver-

4.2.4 Die Vergütung der Vorstandsmitglieder wird im Anhang des Jahresabschlusses aufgeteilt nach Fixum und variablen erfolgsbezogenen Komponenten jeweils in einer Summe ausgewiesen.

4.3 Interessenkonflikte

4.3.1 Vorstandsmitglieder unterliegen während ihrer Tätigkeit für die Essen Hyp einem umfassenden Wettbewerbsverbot.

4.3.2 Vorstandsmitglieder und Mitarbeiter dürfen im Zusammenhang mit ihrer Tätigkeit weder für sich noch für andere Personen von Dritten Zuwendungen oder sonstige Vorteile fordern oder annehmen oder Dritten ungerechtfertigte Vorteile gewähren.

4.3.3 Die Vorstandsmitglieder sind dem Unternehmensinteresse verpflichtet. Kein Mitglied des Vorstands wird bei seinen Entscheidungen persönliche Interessen verfolgen und Geschäftschancen, die der Essen Hyp zustehen, für sich nutzen.

4.3.4 Jedes Vorstandsmitglied hat Interessenkonflikte dem Aufsichtsratsvorsitzenden gegenüber unverzüglich offen zu legen und die anderen Vorstandsmitglieder hierüber zu informieren. Alle Geschäfte zwischen dem Unternehmen einerseits und den Vorstandsmitgliedern sowie ihnen nahe stehenden Personen oder ihnen persönlich nahe stehenden Unternehmungen andererseits haben branchenüblichen Standards zu entsprechen. Wesentliche Geschäfte bedürfen der Zustimmung des Aufsichtsrats oder des nach der Geschäftsordnung des Aufsichtsrats jeweils zuständigen Ausschusses.

4.3.5 Vorstandsmitglieder dürfen Nebentätigkeiten, insbesondere Aufsichtsratsmandate außerhalb des Unternehmens, nur mit Zustimmung des Aufsichtsrats übernehmen.

5. Aufsichtsrat

5.1 Aufgaben und Zuständigkeiten

5.1.1 Aufgabe des Aufsichtsrats ist es, den Vorstand bei der Leitung des Unternehmens regelmäßig zu beraten und zu überwachen. Er ist in Entscheidungen von grundlegender Bedeutung für das Unternehmen einzubinden.

5.1.2 Der Aufsichtsrat bestellt und entlässt die Mitglieder des Vorstands. Der Präsidialausschuss des Aufsichtsrats sorgt gemeinsam mit dem Vorstand für eine langfristige Nachfolgeplanung. Der Aufsichtsrat hat die Vorbereitung der Bestellung von Vorstandsmitgliedern auf seinen Präsidialausschuss übertragen, der auch die Bedingungen des Anstellungsvertrags einschließlich der Vergütung festlegt.
Eine Wiederbestellung vor Ablauf eines Jahres vor dem Ende der Bestelldauer bei gleichzeitiger Aufhebung der laufenden Bestellung erfolgt nur bei Vorliegen besonderer Umstände. Für Vorstandsmitglieder besteht eine feste Altersgrenze von 65 Jahren.

5.1.3 Der Aufsichtsrat hat sich eine Geschäftsordnung gegeben.

5.2 Aufgaben und Befugnisse des Aufsichtsratsvorsitzenden

Der Aufsichtsratsvorsitzende koordiniert die Arbeit im Aufsichtsrat und leitet dessen Sitzungen.
Der Aufsichtsratsvorsitzende ist zugleich Vorsitzender des Präsidialausschusses, der u. a. die Vorstandsverträge behandelt.
Der Aufsichtsratsvorsitzende hält mit dem Vorstand, insbesondere mit dem Vorsitzenden des Vorstands, regelmäßig Kontakt und berät mit ihm die Strategie, die Geschäftsentwicklung und das Risikomanagement des Unternehmens. Der Aufsichtsratsvorsitzende

3.8 Vorstand und Aufsichtsrat beachten die Regeln ordnungsgemäßer Unternehmensführung. Verletzen sie die Sorgfalt eines ordentlichen und gewissenhaften Geschäftsleiters bzw. Aufsichtsratsmitglieds schuldhaft, so haften sie der Bank gegenüber auf Schadenersatz.
Für Vorstand und Aufsichtsrat der Bank wurde über ihren Mehrheitsaktionär, die Commerzbank Aktiengesellschaft, eine D&O-Versicherung abgeschlossen. Für die Mitglieder des Vorstands und des Aufsichtsrates ist jeweils ein angemessener Selbstbehalt vereinbart.

3.9 Die Gewährung von Krediten des Unternehmens an Mitglieder des Vorstands und des Aufsichtsrats sowie ihre Angehörigen (Ehegatten und minderjährige Kinder) bedarf nach § 15 KWG eines einstimmigen Beschlusses des Vorstands und der vorherigen Zustimmung des Aufsichtsrats.

3.10 Vorstand und Aufsichtsrat berichten jährlich im Geschäftsbericht über die Corporate Governance des Unternehmens. Hierzu gehört auch die Erläuterung eventueller Abweichungen von den Empfehlungen des Deutschen Corporate Governance Kodex.

4. Vorstand

4.1 Aufgaben und Zuständigkeiten

4.1.1 Der Vorstand leitet das Unternehmen in eigener Verantwortung. Er ist dabei an das Unternehmensinteresse gebunden und der Steigerung des nachhaltigen Unternehmenswerts verpflichtet.

4.1.2 Der Vorstand entwickelt die strategische Ausrichtung des Unternehmens, stimmt sie mit dem Aufsichtsrat ab und sorgt für ihre Umsetzung.

4.1.3 Der Vorstand hat für die Einhaltung der gesetzlichen Bestimmungen zu sorgen.

4.1.4 Der Vorstand sorgt für ein angemessenes Risikomanagement und Risikocontrolling im Unternehmen.

4.2 Zusammensetzung und Vergütung

4.2.1 Der Vorstand besteht aus mehreren Personen und hat einen Vorsitzenden. Die Geschäftsordnung des Vorstands, die der Zustimmung des Aufsichtsrats bedarf, regelt die Zusammenarbeit im Vorstand. Der Vorstand arbeitet mit den übrigen Organen der Bank und den Vertretungen der Belegschaft zum Wohle des Unternehmens vertrauensvoll zusammen.

4.2.2 Die Vergütung der Vorstandsmitglieder wird vom Aufsichtsrat durch seinen Präsidialausschuss in angemessener Höhe auf der Grundlage einer Leistungsbeurteilung festgelegt. Kriterien für die Angemessenheit der Vergütung bilden insbesondere die Aufgaben des jeweiligen Vorstandsmitglieds, seine persönliche Leistung, die Leistung des Gesamtvorstandes sowie die wirtschaftliche Lage, der Erfolg und die Zukunftsaussichten des Unternehmens unter Berücksichtigung seines Vergleichsumfelds.

4.2.3 Die Gesamtvergütung der Vorstandsmitglieder umfasst fixe und variable Bestandteile. Die variablen Vergütungsteile enthalten erfolgs- und leistungsabhängige Komponenten; sie basieren zum einen auf dem Erreichen von geschäftlichen Erfolgen des Unternehmens und zum anderen auf den Erfolgen des von dem einzelnen Vorstandsmitglied verantworteten Bereichs sowie auf seinen individuellen Leistungen. Sämtliche Vergütungsbestandteile müssen für sich und insgesamt angemessen sein.

der Tagesordnung einzuberufen. Aktionärsminderheiten sind berechtigt, die Einberufung einer Hauptversammlung und die Erweiterung der Tagesordnung zu verlangen. Die vom Gesetz für die Hauptversammlung verlangten Berichte und Unterlagen einschließlich des Geschäftsberichts werden vom Vorstand ausgelegt und den Aktionären auf Verlangen übermittelt.

2.3.2 Die Bank erleichtert den Aktionären die persönliche Wahrnehmung ihrer Rechte. Auch bei der Stimmrechtsvertretung unterstützt die Bank die Aktionäre. Der Vorstand trägt für die Bestellung eines Vertreters für die weisungsgebundene Ausübung des Stimmrechts der Aktionäre Sorge.

3. Zusammenwirken von Vorstand und Aufsichtsrat

3.1 Vorstand und Aufsichtsrat arbeiten zum Wohle des Unternehmens eng zusammen.

3.2 Der Vorstand stimmt die strategische Ausrichtung des Unternehmens mit dem Aufsichtsrat ab und erörtert mit ihm in regelmäßigen Abständen den Stand der Strategieumsetzung.

3.3 Für Geschäfte von grundlegender Bedeutung legen das Gesetz über das Kreditwesen (KWG), die Satzung oder der Aufsichtsrat Zustimmungsvorbehalte zugunsten des Aufsichtsrats fest. Hierzu gehören Entscheidungen oder Maßnahmen, die die Vermögens-, Finanz- oder Ertragslage des Unternehmens grundlegend verändern, sowie wichtige Kreditentscheidungen.

3.4 Die ausreichende Informationsversorgung des Aufsichtsrats ist gemeinsame Aufgabe von Vorstand und Aufsichtsrat.
Der Vorstand informiert den Aufsichtsrat regelmäßig, zeitnah und umfassend über alle für die Essen Hyp relevanten Fragen der Planung, der Geschäftsentwicklung, der Risikolage und des Risikomanagements. Er geht auf Abweichungen des Geschäftsverlaufs von den aufgestellten Plänen und Zielen unter Angabe von Gründen ein.
Der Aufsichtsrat legt die Informations- und Berichtspflichten des Vorstands fest. Berichte des Vorstands an den Aufsichtsrat und seine Ausschüsse werden in der Regel in Textform erstattet. Entscheidungsnotwendige Unterlagen, insbesondere der Jahresabschluss und der Prüfungsbericht, werden den Mitgliedern des Aufsichtsrats möglichst rechtzeitig vor der Sitzung zugeleitet.

3.5 Gute Unternehmensführung setzt eine offene Diskussion zwischen Vorstand und Aufsichtsrat sowie in Vorstand und Aufsichtsrat voraus. Die umfassende Wahrung der Vertraulichkeit ist dafür von entscheidender Bedeutung.
Alle Organmitglieder stellen sicher, dass die von ihnen eingeschalteten Mitarbeiter die Verschwiegenheitspflicht in gleicher Weise einhalten.

3.6 Der Aufsichtsrat tagt bei Bedarf ohne den Vorstand.

3.7 Bei einem Übernahmeangebot müssen Vorstand und Aufsichtsrat der Bank als Zielgesellschaft eine begründete Stellungnahme zu dem Angebot abgeben, damit die Aktionäre in Kenntnis der Sachlage über das Angebot entscheiden können.
Der Vorstand darf nach Bekanntgabe eines Übernahmeangebots keine Handlungen außerhalb des gewöhnlichen Geschäftsverkehrs vornehmen, durch die der Erfolg des Angebots verhindert werden könnte, wenn er dazu nicht von der Hauptversammlung ermächtigt ist oder der Aufsichtsrat dem zugestimmt hat. Bei ihren Entscheidungen sind Vorstand und Aufsichtsrat an das beste Interesse der Aktionäre und des Unternehmens gebunden.

werden vorbehaltlich besonderer gesetzlicher Vorschriften (z. B. § 15 KWG) mit der Mehrheit der abgegebenen Stimmen gefasst.
Der Aufsichtsrat bestellt, überwacht und berät den Vorstand und ist in Entscheidungen, die von grundlegender Bedeutung für das Unternehmen sind, unmittelbar eingebunden. Der Aufsichtsratsvorsitzende koordiniert die Arbeit im Aufsichtsrat.
Zwei Drittel der Mitglieder des Aufsichtsrats werden von den Aktionären in der Hauptversammlung gewählt. Der Aufsichtsrat wird komplettiert durch zwei Arbeitnehmervertreter, die von den Arbeitnehmerinnen und Arbeitnehmern der Bank in geheimer Wahl gewählt werden. Der Mehrheitsaktionär Commerzbank Aktiengesellschaft stellt den Vorsitzenden des Aufsichtsrates, der Minderheitsaktionär den stellvertretenden Vorsitzenden des Aufsichtsrates. Beschlüsse des Aufsichtsrats werden vorbehaltlich besonderer gesetzlicher Vorschriften mit der Mehrheit der abgegebenen Stimmen gefasst. Bei Stimmengleichheit gibt die Stimme des Sitzungsleiters – auch bei Wahlen – den Ausschlag. Die von den Aktionären gewählten Anteilseignervertreter und die Arbeitnehmervertreter sind gleichermaßen dem Unternehmensinteresse verpflichtet.
Die Rechnungslegung des Unternehmens ist am True-and-Fair-View-Prinzip orientiert und vermittelt ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Unternehmens.
Der Kodex wird in der Regel einmal jährlich vor dem Hintergrund nationaler und internationaler Entwicklungen sowie Änderungen im Unternehmen überprüft und bei Bedarf angepasst.

2. Aktionäre und Hauptversammlung

2.1 Aktionäre

2.1.1 Die Aktionäre nehmen ihre Rechte in der Hauptversammlung wahr und üben dort ihr Stimmrecht aus.

2.1.2 Jede Aktie gewährt eine Stimme. Aktien mit Mehrstimmrechten oder Vorzugsstimmrechten („golden shares") sowie Höchststimmrechte bestehen nicht.

2.2 Hauptversammlung

2.2.1 Der Vorstand legt der Hauptversammlung den Jahresabschluss vor. Sie entscheidet über die Gewinnverwendung sowie die Entlastung von Vorstand und Aufsichtsrat, wählt die Anteilseignervertreter im Aufsichtsrat und den Abschlussprüfer. Darüber hinaus entscheidet die Hauptversammlung über die Satzung und den Gegenstand der Gesellschaft, über Satzungsänderungen und über wesentliche unternehmerische Maßnahmen wie insbesondere Unternehmensverträge und Umwandlungen, über die Ausgabe von neuen Aktien und von Wandel- und Optionsschuldverschreibungen und Genussrechten oder sie ermächtigt den Vorstand zu deren Ausgabe mit Zustimmung des Aufsichtsrats. Außerdem entscheidet die Hauptversammlung über die Ermächtigung zum Erwerb eigener Aktien.

2.2.2 Bei der Ausgabe neuer Aktien haben die Aktionäre ein ihrem Anteil am Grundkapital entsprechendes Bezugsrecht, soweit die Hauptversammlung nichts anderes beschließt.

2.2.3 Jeder Aktionär ist berechtigt, an der Hauptversammlung teilzunehmen, dort das Wort zu Gegenständen der Tagesordnung zu ergreifen und sachbezogene Fragen und Anträge zu stellen.

2.2.4 Der Versammlungsleiter sorgt für eine zügige Abwicklung der Hauptversammlung.

2.3 Einladung zur Hauptversammlung, Stimmrechtsvertreter

2.3.1 Die Hauptversammlung der Aktionäre ist vom Vorstand mindestens einmal jährlich unter Angabe

Corporate Governance Kodex der Hypothekenbank in Essen Aktiengesellschaft, Essen

1. Präambel

1.1 Umsetzung des Deutschen Corporate Governance Kodex

Die Regierungskommission Deutscher Corporate Governance Kodex („Kodex-Kommission") hat am 26. Februar 2002 den Deutschen Corporate Governance Kodex vorgelegt. Dieser Verhaltenskodex stellt wesentliche gesetzliche Vorschriften zur Leitung und Überwachung deutscher börsennotierter Gesellschaften dar und beinhaltet international und national anerkannte Standards guter und verantwortungsvoller Unternehmensführung. Er soll das deutsche Corporate Governance System transparent und nachvollziehbar machen sowie das Vertrauen der internationalen und nationalen Anleger, der Kunden, der Mitarbeiter und der Öffentlichkeit in die Leitung und Überwachung börsennotierter Aktiengesellschaften fördern.
Der Deutsche Corporate Governance Kodex enthält drei Bestandteile:

- eine Darstellung des geltenden Rechts,
- Verhaltensempfehlungen der Kodex-Kommission zur Unternehmensleitung und -überwachung und
- Anregungen.

Dieser Verhaltenskodex – in seiner Fassung vom 7.11.2002 – ist vom Bundesministerium der Justiz amtlich bekannt gemacht und von einer Regelung im Aktiengesetz flankiert worden, nach der Vorstand und Aufsichtsrat börsennotierter Aktiengesellschaften jährlich erklären müssen, ob diesen Verhaltensempfehlungen entsprochen wurde und wird oder welche Empfehlungen nicht angewendet werden („Comply-or-Explain-Erklärung").
Die Aktien der Hypothekenbank in Essen Aktiengesellschaft (nachfolgend auch „Essen Hyp" oder „Bank" genannt) werden nicht an einer Börse gehandelt. Derzeit sind an der Hypothekenbank in Essen AG nur zwei Aktionärsgruppen beteiligt, als Mehrheitsaktionär die Commerzbank Aktiengesellschaft und als Minderheitsaktionär die Schuppli-Gruppe. Aus diesem Grund sind diverse gesetzliche Regelungen, aber auch Regelungen des Deutschen Corporate Governance Kodex, wie sie für Publikumsaktiengesellschaften gelten, für die Essen Hyp nicht relevant. Gleichwohl begrüßt und unterstützt die Hypothekenbank in Essen Aktiengesellschaft den Deutschen Corporate Governance Kodex und die damit verfolgten Ziele und Zwecke ausdrücklich. Mit dem vorliegenden Corporate Governance Kodex der Hypothekenbank in Essen Aktiengesellschaft (nachfolgend „Kodex") werden dessen Regelungen – mit den Einschränkungen, die sich daraus ergeben, dass die Essen Hyp keine Publikumsaktiengesellschaft ist und keine Konzernbilanz aufstellt – umgesetzt.
Der Kodex verdeutlicht die Rechte der Aktionäre, die der Essen Hyp das erforderliche Eigenkapital zur Verfügung stellen und das unternehmerische Risiko tragen. Zugleich stellt er die nach der Satzung und den Geschäftsordnungen des Aufsichtsrats und des Vorstands geltenden Regelungen dar.

1.2 Führungssystem der Hypothekenbank in Essen Aktiengesellschaft

Der Hypothekenbank in Essen Aktiengesellschaft als einer deutschen Aktiengesellschaft ist ein duales Führungssystem gesetzlich vorgegeben:
Der Vorstand leitet das Unternehmen in eigener Verantwortung. Die Mitglieder des Vorstands tragen gemeinsam die Verantwortung für die Unternehmensleitung, wobei die einzelnen Vorstandsmitglieder die ihnen zugewiesenen Bereiche im Rahmen der Vorstandsbeschlüsse in eigener Verantwortung führen. Der Vorsitzende des Vorstands koordiniert die Arbeit der Vorstandsmitglieder. Beschlüsse des Vorstands

Bericht des Vorstands über die Beziehungen zu verbundenen Unternehmen mit folgendem Bestätigungsvermerk versehen:
„Nach unserer pflichtmäßigen Prüfung und Beurteilung bestätigen wir, dass

1. die tatsächlichen Angaben des Berichts richtig sind,
2. bei den im Bericht aufgeführten Rechtsgeschäften die Leistung der Gesellschaft nicht unangemessen hoch war."

Nach dem abschließenden Ergebnis seiner Prüfung erhebt der Aufsichtsrat keine Einwendungen gegen die Erklärung des Vorstands in seinem Bericht über die Beziehungen zu verbundenen Unternehmen.
Dem Vorstand, den Mitarbeiterinnen und Mitarbeitern spricht der Aufsichtsrat Dank und Anerkennung für die geleistete erfolgreiche Arbeit aus. Besonderer Dank gilt Herrn Harald Pohl. Herr Pohl hat als Vorstandsmitglied seit Mitte 1999 die Geschicke der Bank mitgeleitet und ist zum Ende des Jahres 2004 auf eigenen Wunsch aus dem Vorstand der Bank ausgeschieden.
Mit Erreichen der Altersgrenze ist Herr Dr. Axel Frhr. v. Ruedorffer am 18. März 2004 aus dem Aufsichtsrat der Hypothekenbank in Essen AG ausgeschieden. Herr Dr. v. Ruedorffer hat die Hypothekenbank in Essen AG seit 1997 als Mitglied des Aufsichtsrats, seit 2001 als Vorsitzender des Aufsichtsrats sowie seiner Ausschüsse, begleitet. In diesen Funktionen prägte er maßgebend die Weiterentwicklung der Bank mit. Der Aufsichtsrat und der Vorstand danken Herrn Dr. v. Ruedorffer für seine Bereitschaft, die Bank auf ihrem erfolgreichen Weg mit großem Sachwissen und konstruktiver Kritik zu unterstützen. Durch den Vorsitz im Beirat wird Herr Dr. v. Ruedorffer der Hypothekenbank in Essen AG verbunden bleiben und mit seiner Kompetenz den erfolgreichen Werdegang der Bank weiterhin begleiten.
Die Hauptversammlung hat am 18. März 2004 Frau Dr. Renate Krümmer für die verbleibende Amtszeit von Herrn Dr. v. Ruedorffer in den Aufsichtsrat gewählt.

Essen, den 17. März 2005

Der Aufsichtsrat

Andreas de Maizière

(Vorsitzender)

Bericht des Aufsichtsrats

Der Aufsichtsrat hat die ihm nach Gesetz und Satzung obliegenden Aufgaben wahrgenommen und die Geschäftsführung der Bank laufend überwacht. Er hat sich vom Vorstand in seinen vier Sitzungen und in zahlreichen Einzelbesprechungen über die beabsichtigte Geschäftspolitik, grundsätzliche Fragen der Geschäftsführung, über die Lage und Entwicklung der Bank sowie über bedeutsame Geschäftsvorfälle unterrichten lassen und mit dem Vorstand darüber beraten.

Der Aufsichtsrat hat aus seiner Mitte einen Präsidialausschuss und einen Risikoausschuss gebildet. Der Präsidialausschuss hat im Jahr 2004 dreimal getagt. Im Risikoausschuss, vormals Kreditausschuss, wurden in vier Sitzungen die Fragen des Risikomanagements, so zu den Markt-, Liquiditäts-, Kredit- bzw. Adressenausfallrisiken, operationellen Risiken und sonstigen Risiken, behandelt. Daneben wurden zustimmungsbedürftige Kredite außerhalb von Sitzungen im schriftlichen Umlaufverfahren entschieden.

Die Vorschrift des § 161 AktG verpflichtet Aufsichtsrat und Vorstand, eine Erklärung abzugeben, dass den Empfehlungen der Kodex-Kommission im vergangenen Geschäftsjahr entsprochen wurde bzw. welche Empfehlungen nicht angenommen wurden. Der Corporate Governance Kodex der Hypothekenbank in Essen AG trägt den gemachten Empfehlungen der „Regierungskommission Deutscher Corporate Governance Kodex“ in der Fassung vom 21. Mai 2003 Rechnung mit den Einschränkungen, die sich daraus ergeben, dass die Hypothekenbank in Essen AG keine Publikumsaktiengesellschaft ist, keine Konzernbilanz aufstellt, und mit Ausnahme von Empfehlungen, deren Nichtannahme der Öffentlichkeit über die Internetseite der Hypothekenbank in Essen AG (www.essenhyp.com) erklärt werden. Interessenkonflikte von Mitgliedern des Aufsichtsrats sind im abgelaufenen Geschäftsjahr nicht aufgetreten.

Jahresabschluss und Lagebericht für das Geschäftsjahr 2004 sind unter Einbeziehung der Buchführung von der durch die Hauptversammlung als Abschlussprüfer gewählten PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, geprüft und mit dem uneingeschränkten Bestätigungsvermerk versehen worden. Die Jahresabschlussunterlagen, der Lagebericht des Vorstands und die Berichte des Abschlussprüfers wurden allen Aufsichtsratsmitgliedern zeitig vor der Bilanzsitzung zur Verfügung gestellt. Der Abschlussprüfer berichtete dem Aufsichtsrat in der Bilanzsitzung über wesentliche Ergebnisse seiner Prüfung und stand ihm für Fragen zur Verfügung. Der Aufsichtsrat hat von dem Prüfungsergebnis zustimmend Kenntnis genommen.

Nach dem abschließenden Ergebnis der vom Aufsichtsrat vorgenommenen Prüfung des Jahresabschlusses, des Lageberichts und des Vorschlags für die Gewinnverwendung sind Einwendungen nicht zu erheben.

Der Aufsichtsrat hat den vom Vorstand aufgestellten Jahresabschluss gebilligt; er ist damit festgestellt. Mit dem Vorschlag für die Verwendung des Bilanzgewinns ist der Aufsichtsrat einverstanden. Außerdem hat der Vorstand einen Bericht gem. § 312 AktG über die Beziehungen zu verbundenen Unternehmen erstellt und diesen mit dem hierzu von der PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, erstatteten Prüfungsbericht dem Aufsichtsrat vorgelegt.

Der Aufsichtsrat hat den Bericht des Vorstands geprüft. Er stimmt ihm zu, ebenso dem Ergebnis der Prüfung durch den Abschlussprüfer. Dieser hat den

Bestätigungsvermerk

„Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht der Hypothekenbank in Essen AG, Essen, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen in der Satzung liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.“

Düsseldorf, den 21. Februar 2005

PwC Deutsche Revision Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

ppa.

Dr. Erner
Wirtschaftsprüfer

ppa. Meteling
Wirtschaftsprüfer

Aufsichtsrat

ANDREAS DE MAIZIÈRE
Vorsitzender *(ab 18. März 2004)*;
Mitglied des Vorstands der Commerzbank AG

DR. AXEL FRHR. V. RUEDORFFER
Vorsitzender *(bis 18. März 2004)*;
Mitglied des Zentralen Beirats der Commerzbank AG

DIPL.-OEC. BERTA SCHUPPLI
Stellvertretende Vorsitzende

DIETER DISSE
Bankangestellter

UTE GIBBELS
Bankangestellte

DR. RENATE KRÜMMER
(ab 18. März 2004)
Leiterin Zentraler Stab Konzernentwicklung/
Konzerncontrolling der Commerzbank AG

DR. ERIC STRUTZ
Mitglied des Vorstands der Commerzbank AG

Vorstand

HUBERT SCHULTE-KEMPER
Vorsitzender

MICHAEL FRÖHNER

HARALD POHL
(bis 31. Dezember 2004)

Essen, den 17. Februar 2005
Hypothekenbank in Essen Aktiengesellschaft

Der Vorstand

Schulte-Kemper Fröhner

Mandate in Aufsichtsräten und anderen Kontrollgremien

Hubert Schulte-Kemper

- neuma – Neue Marler Baugesellschaft mbH; Vorsitzender des Aufsichtsrats *(bis 17. Dezember 2004)*
- Vestische Straßenbahnen GmbH; Mitglied des Aufsichtsrats

Harald Pohl

- *Erste* Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg; Mitglied des Verwaltungsrats *(bis 31. Dezember 2004)*

Mitteilung gemäß § 20 Abs. 1 und 4 AktG
Die Commerzbank AG, Frankfurt, hat uns darüber informiert, dass sie zu mehr als 50 % an unserer Gesellschaft beteiligt ist. Die Helvetic Grundbesitz Verwaltung GmbH, Berlin, hat uns mitgeteilt, dass ihr mehr als der vierte Teil der Aktien unserer Gesellschaft gehört.

Corporate Governance Kodex – Entsprechenserklärung gemäß § 161 AktG
Vorstand und Aufsichtsrat der Hypothekenbank in Essen AG haben eine Entsprechenserklärung gemäß § 161 AktG abgegeben, die im Internet unter www.essenhyp.com zugänglich gemacht worden ist.

Verpflichtungen gegenüber verbundenen Unternehmen
Gegenüber unserer Tochtergesellschaft TIGNATO Beteiligungsgesellschaft mbH & Co. KG KölnTurm MediaPark KG, Düsseldorf, haben wir uns verpflichtet, entstehende Verluste auszugleichen.

Sonstige Verpflichtungen
Die Verpflichtungen aus Miet- und Lizenzverträgen belaufen sich in den nächsten 3 Jahren auf € 1,3 Mio. pro Jahr.

Konzernabschluss
Die Commerzbank Aktiengesellschaft, Frankfurt am Main, ist zu mehr als 50 % an unserer Gesellschaft beteiligt.
Die Hypothekenbank in Essen AG wird in den Konzernabschluss der Commerzbank AG einbezogen. Dieser wird auf der Grundlage der verabschiedeten und veröffentlichten International Accounting Standards (IAS) bzw. International Financial Reporting Standards (IFRS) aufgestellt. Die in dem IAS/IFRS-Abschluss vom deutschen Recht abweichenden angewandten Bilanzierungs-, Bewertungs- und Konsolidierungsmethoden werden in den Notes des Konzernabschlusses erläutert.
Unsere Tochtergesellschaften REGINA Finanz- und Versicherungsvermittlung GmbH, Essen, Essen Hyp Immobilien GmbH, Essen, Immobilien Expertise GmbH, Essen, und TIGNATO Beteiligungsgesellschaft mbH & Co. KG KölnTurm MediaPark KG, Düsseldorf, werden nicht in den Konzernabschluss einbezogen.
Der Konzernabschluss der Commerzbank zum 31. Dezember 2003 wurde beim Amtsgericht Frankfurt am Main, Handelsregister Nr. 32000, hinterlegt und im Bundesanzeiger Nr. 122 vom 3. Juli 2004, S. 13.024 bis 13.064, veröffentlicht.
Auch der Konzernabschluss zum 31. Dezember 2004 wird beim Amtsgericht Frankfurt am Main hinterlegt und im Bundesanzeiger bekannt gegeben.

Kundengruppengliederung im Derivategeschäft in Mio. €

	Volumen
OECD-Banken	227.788

Das Kreditäquivalent (Adressenausfallrisiko) nach der Marktbewertungsmethode gemäß den Vorschriften des Grundsatzes I beträgt € 984,0 Mio. Hierbei werden zunächst die positiven Marktwerte unter Berücksichtigung von Kontrahenten-Nettingvereinbarungen ermittelt. Dem hinzugerechnet werden die auf Kontrahentenbasis ermittelten Zuschläge.

Fremdwährungsvolumina in Mio. €

Vermögensgegenstände	1.698,6
Verbindlichkeiten	732,7

Sämtliche Fremdwährungsvolumina sind durch entsprechende Kurssicherungsgeschäfte gegen Währungsschwankungen abgesichert.

Kredite an Organmitglieder in Mio. €

Mitglieder des Vorstands	1,7
Mitglieder des Aufsichtsrats	18,3
Gesamt	20,0

Durchschnittliche Mitarbeiterzahl

	Tariflich	Außertariflich
Angestellte	76	49
Auszubildende	6	—
Teilzeitbeschäftigte	9	2
Gesamt	91	51

Im Jahresdurchschnitt waren 142 Mitarbeiter/-innen beschäftigt.

Zinsrückstände

Die Zinsrückstände, die älter als drei Monate sind, betragen € 0,6 Mio. Davon entfallen € 0,5 Mio. auf den gewerblichen Bereich und € 0,1 Mio. auf den Wohnungsbaubereich.

Rückzahlungen auf Hypotheken in Mio. €

Im Geschäftsjahr erfolgte Rückzahlungen:	
Durch Amortisation	319,0
In anderer Weise	459,5
Gesamt	778,5

Finanzderivate in Mio. €

	Nominalbetrag				Marktwert		
	Restlaufzeit						
Zinsbezogene Geschäfte:	<= 1 Jahr	1–5 Jahre	> 5 Jahre	Summe	positiv	negativ	Summe
Zins-Swaps (gleiche Währung)	16.329	116.125	86.716	219.170	3.728	−7.146	−3.418
Zinsoptionen – Verkäufe	5	897	3.405	4.307	71	−486	−415
Credit-Default-Swap	—	—	72	72	0	0	0
Sonstige Zinskontrakte	—	869	100	969	7	−7	0
Währungsbezogene Geschäfte:							
Währungsswaps	1.308	269	1.693	3.270	78	−66	12
Gesamt	17.642	118.160	91.986	227.788	3.884	−7.705	−3.821

Mit Derivaten werden Zins- und Marktpreisschwankungen sowie Währungs- und Bonitätsrisiken abgesichert. Handelsgeschäfte mit derivativen Produkten wurden nicht getätigt. Den negativen Marktwerten der Derivate stehen zum einen Bewertungsreserven aus den Grundgeschäften der Bewertungseinheiten und zum anderen Bewertungsreserven im Darlehens- bzw. Wertpapierbestand, die im Rahmen des Makro-Hedgings abgesichert wurden, gegenüber. Insgesamt weist die Bank einen deutlich positiven Marktwert aller zinstragenden Geschäfte auf.

Gliederung der Deckungshypotheken nach Größengruppen

	€	Anzahl	Mio. €
Bis	50.000	8.111	240,4
Bis	500.000	26.488	2.582,6
Über	500.000	338	1.232,4
Gesamt		34.937	4.055,4

Gliederung der Deckungskommunalkredite nach Darlehensnehmern inklusive Schuldverschreibungen

	Anzahl	Mio. €
Bund und Sondervermögen des Bundes	30	1.439,1
Bundesländer	545	20.282,3
Städte und Gemeinden[1]	1.134	4.540,3
Öffentlich-rechtliche Kreditinstitute	729	19.226,4
EU-Auslandsdarlehen	174	6.344,4
Sonstige Auslandsdarlehen	50	856,5
Öffentlich verbürgte Hypothekendarlehen	48	16,5
Gesamt	2.710	52.705,5

[1] inkl. kommunaler Zweckverbände, Gemeinden und Gemeindeverbänden, kommunalverbürgter Darlehen, Organisationen ohne Erwerbszweck, öffentlich-rechtlicher Versicherungsunternehmen und sonstiger Finanzierungsinstitutionen

Zwangsmaßnahmen Am 31.12.2004 waren anhängig:

	Zwangsversteigerungen	*Zwangsverwaltungen*	Zwangsversteigerungen und Zwangsverwaltungen	Anzahl der Fälle insgesamt	Im Jahr 2004 durchgeführte Zwangsversteigerungen
Wohnzwecken dienende Objekte	41	4	20	65	16
Gewerblich genutzte Objekte	3	7	14	24	3
Gesamt	44	11	34	89	19

Im Berichtsjahr wurde ein wohnwirtschaftlich genutztes Erbbaugrundstück zur Verhütung von Verlusten von der Bank übernommen.

Gliederung der Deckungshypotheken nach Ländern

	Anzahl	Mio. €
Baden-Württemberg	2.569	256,2
Bayern	2.537	322,6
Berlin	863	209,9
Brandenburg	1.186	102,9
Bremen	417	33,7
Hamburg	752	110,6
Hessen	2.688	336,5
Mecklenburg-Vorpommern	534	52,6
Niedersachsen	4.028	549,3
Nordrhein-Westfalen	14.264	1.576,0
Rheinland-Pfalz	962	80,1
Saarland	419	32,0
Sachsen	736	96,4
Sachsen-Anhalt	367	48,3
Schleswig-Holstein	2.132	169,7
Thüringen	477	59,8
Mitgliedstaaten der EU	6	18,8
Gesamt	34.937	4.055,4

Gliederung der Deckungshypotheken nach Objektarten in Mio. €

Vom Gesamtbestand der Deckungshypothekendarlehen entfallen auf:	
Gewerblich genutzte, fertig gestellte Objekte	809,0
Wohnzwecken dienende, fertig gestellte Objekte	3.240,0
Bauplatzhypotheken	0,1
Unfertige, noch nicht ertragsfähige Neubauten	6,3
Gesamt	4.055,4

Deckungsrechnung öffentliche Pfandbriefe Ordentliche Deckung in T€

Forderungen an Kreditinstitute	
– Kommunalkredite	10.800.864
Forderungen an Kunden	
– Hypothekendarlehen (öffentlich verbürgte)	16.488
– Kommunalkredite	21.117.750
Schuldverschreibungen und andere festverzinsliche Wertpapiere (Buchwert T€ 20.878.740)	20.770.429
Gesamt	52.705.531

Deckungsrechnung öffentliche Pfandbriefe Ersatzdeckung in T€

Andere Forderungen an Kreditinstitute	–
Gesamt	–
Deckungswerte insgesamt	52.705.531
Summe der deckungspflichtigen öffentlichen Pfandbriefe	51.340.378
Überdeckung	1.365.153

Deckungsrechnung Hypothekenpfandbriefe Ordentliche Deckung in T€

Forderungen an Kunden	
– Hypothekendarlehen	4.037.890
Sachanlagen (Grundschulden auf bankeigenen Grundstücken)	17.486
Gesamt	4.055.376

Deckungsrechnung Hypothekenpfandbriefe Ersatzdeckung in T€

Schuldverschreibungen und andere festverzinsliche Wertpapiere	425.000
Gesamt	425.000
Deckungswerte insgesamt	4.480.376
Summe der deckungspflichtigen Hypothekenpfandbriefe	4.127.597
Überdeckung	352.779

Personalaufwand

Für das Geschäftsjahr 2004 beträgt der Personalaufwand T€ 13.680,7. Darin enthalten sind die Gesamtbezüge für die Mitglieder des Vorstands von T€ 1.404,6. Dieser Betrag enthält T€ 588,5 erfolgsabhängige Komponenten.
Die Bezüge ehemaliger Vorstandsmitglieder beliefen sich auf T€ 85 und die für sie gebildete Rückstellung auf T€ 340.

Andere Verwaltungsaufwendungen

Die anderen Verwaltungsaufwendungen für das Bankgeschäft belaufen sich auf T€ 11.039,9, inklusive der Vergütung der Mitglieder des Aufsichtsrats von T€ 194. Dieser Betrag enthält T€ 88 variable Bestandteile.

Sonstige betriebliche Erträge und Aufwendungen

In den sonstigen betrieblichen Erträgen sind im Wesentlichen Mieterträge sowie Erträge aus abgeschlossenen Dienstleistungsverträgen enthalten. Die sonstigen betrieblichen Aufwendungen enthalten im Wesentlichen die Kosten gemäß Dienstleistungsvertrag für die von uns ausgegliederte Bearbeitung und Verwaltung von grundpfandrechtlich gesicherten Darlehen im Retailbereich. Darüber hinaus sind in dieser Position die außerplanmäßigen Abschreibungen auf im Umlaufvermögen befindlichen Rettungserwerben erfasst. Des Weiteren enthält diese Position die umlagefähigen Nebenkosten unserer Mieter sowie laufende Instandhaltungen an unseren Gebäuden.

Steuern vom Einkommen und vom Ertrag

Die Ertragsteuern sind dem Ergebnis der gewöhnlichen Geschäftstätigkeit zugeordnet. Zur Commerzbank AG besteht weder ein ertrag- noch ein umsatzsteuerliches Organschaftsverhältnis.

Gewinnverwendungsrechnung

Der Jahresüberschuss in Höhe von € 91.000.000 entspricht dem Bilanzgewinn.

Gezeichnetes Kapital/genehmigtes Kapital

In der Hauptversammlung vom 22. März 2000 ist der Vorstand ermächtigt worden, das Grundkapital bis zum 21. März 2005 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer Aktien gegen Bareinlagen einmalig oder mehrfach, jedoch insgesamt höchstens um einen Nennbetrag von € 50,0 Mio. zu erhöhen. Von dieser Ermächtigung hat der Vorstand mit Zustimmung des Aufsichtsrats bisher in Höhe von € 18,0 Mio. Gebrauch gemacht; an genehmigtem Kapital verbleiben € 32,0 Mio.
In der ordentlichen Hauptversammlung vom 18. März 2004 wurde eine Kapitalerhöhung gegen Bareinlage um € 50,0 Mio. zu 140 % beschlossen.
Das gezeichnete Kapital beträgt € 269,3 Mio.

Anzahl und Nennbetrag der Aktien

Das Grundkapital von € 269,3 Mio. ist eingeteilt in 269.300.000 auf den Namen lautende Aktien zu je € 1. Das Kapital ist voll eingezahlt.

Kapitalrücklage in Mio. €

Die Kapitalrücklage entwickelte sich wie folgt:	
Vortrag zum 1.1.2004	319,6
Einstellung im Geschäftsjahr 2004	20,0
Stand am 31.12.2004	339,6

Gewinnrücklagen

Zur Glättung der Gewinnrücklagen wurde aus dem Jahresüberschuss 2003 durch Beschluss der Hauptversammlung ein Betrag in Höhe von T€ 6 eingestellt, zum Bilanzstichtag betragen sie € 45,0 Mio.

Eventualverbindlichkeiten

Im Posten Eventualverbindlichkeiten sind keine Einzelbeträge enthalten, die in Bezug auf die Gesamttätigkeit der Bank von wesentlicher Bedeutung sind.

Andere Verpflichtungen in Mio. €

Die unwiderruflichen Kreditzusagen betragen:	
Hypothekendarlehen	325,2
Kommunalkredite	0,5
Gesamt	325,7

Rechnungsabgrenzungsposten in Mio. €

Aktivseite	
Agio aus Forderungen	281,8
Emissionsdisagio aus Schuldverschreibungen	176,9
Gesamt	458,7
Passivseite	
Damnum aus Forderungen	64,2
Emissionsagio aus Schuldverschreibungen	5,6
Gesamt	69,8

Andere Verbindlichkeiten gegenüber Kreditinstituten

In dieser Position sind Offenmarktgeschäfte in Höhe von € 9,2 Mrd. enthalten. Das Nominalvolumen der bei der Deutschen Bundesbank im Pfandkonto hinterlegten Wertpapiere betrug € 9,8 Mrd. Die Position enthält weiterhin vornehmlich Termingeldaufnahmen, aufgenommene Darlehen sowie anteilige und fällige Zinsen aus Swap-Geschäften.

Sonstige Verbindlichkeiten

Die sonstigen Verbindlichkeiten enthalten im Wesentlichen anteilige und fällige Zinsen aus nachrangigen Verbindlichkeiten und aus Genussrechtskapital sowie den Ausgleichsposten aus der Fremdwährungsbewertung der Swaps.

Nachrangige Verbindlichkeiten

Die nachrangigen Verbindlichkeiten sind im Falle der Insolvenz oder der Liquidation der Bank erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückzuzahlen. Eine vorzeitige Rückzahlung ist ausgeschlossen. Die Summe der Zins- und Disagioaufwendungen aller nachrangigen Darlehen beträgt € 21,3 Mio.
Die einzelnen nachrangigen Darlehen bleiben unterhalb der 10%-Grenze des Gesamtausweises.

Genussrechte

Bis zum 31. Dezember 2004 wurden von dem am 22. März 2000 genehmigten Genussrechtskapital in Höhe von € 200,0 Mio. insgesamt € 91,6 Mio. platziert. Danach verbleibt ein genehmigtes Genussrechtskapital von € 108,4 Mio.

Sonstige Vermögensgegenstände
In den sonstigen Vermögensgegenständen sind im Wesentlichen der Ausgleichsposten aus der Fremdwährungsbewertung der Swaps, vier zur Verhütung von Verlusten übernommene gewerbliche Objekte sowie Steuererstattungsansprüche enthalten.

Anlagevermögen Anlagespiegel in T€

	Beteiligungen	Anteile an verbundenen Unternehmen	Immaterielle Anlagewerte	Sachanlagen	Anleihen und Schuldverschreibungen
Anschaffungs-/Herstellungskosten					
Vortrag zum 1.1.2004	519,5	1.141,0	—	55.320,0	5.147.191,1
Zugänge im Geschäftsjahr 2004	—	—	266,0	41.593,5	683.052,6
Abgänge im Geschäftsjahr 2004	—	—	—	734,5	1.273.390,0
Umgliederung 2004	–511,3	511,3	—	—	—
Abschreibungen kumuliert	—	—	28,0	42.665,2	28.054,0
Restbuchwert zum 31.12.2004	8,2	1.652,3	238,0	53.513,8	4.528.799,7
Restbuchwert zum 31.12.2003	519,5	1.141,0	—	24.937,6	5.129.840,6
Abschreibungen im Geschäftsjahr 2004	—	—	28,0	13.005,1	16.893,6

Geringwertige Wirtschaftsgüter sind in den Zugängen des Berichtsjahrs enthalten und wurden voll abgeschrieben. Diese Abschreibung ist in den Abgängen des Geschäftsjahrs eingerechnet.
Die Zugänge zu den Sachanlagen betreffen im Wesentlichen zwei Umwidmungen von ehemaligen Rettungserwerben aus dem Umlaufvermögen in das Anlagevermögen. Eine hierauf gebildete außerordentliche Abschreibung in Höhe von € 10,4 Mio. ist in den Abschreibungen der Sachanlagen enthalten.
Die Sachanlagen umfassen weiterhin die im Rahmen unserer eigenen Tätigkeit genutzten Grundstücke und Gebäude mit einem Buchwert in Höhe von € 12,5 Mio. Der Buchwert der Betriebs- und Geschäftsausstattung beträgt € 2,6 Mio.
Die beim Kauf von Anleihen und Schuldverschreibungen angefallenen Agien und Disagien werden über die Laufzeit der Papiere verteilt. Sie werden als zinsähnliche Aufwendungen/Erträge in der Gewinn- und Verlustrechnung ausgewiesen und sind als Abschreibung im Anlagespiegel abgebildet.
Auf außerplanmäßige Abschreibungen gem. § 253 Abs. 2 Satz 3 HGB wurde in Höhe von € 2,05 Mio. verzichtet, da es sich nicht um Wertminderungen handelt, die voraussichtlich von Dauer sind.

Abschreibungen wegen steuerlicher Vorschriften
Für die beiden Gebäude in Essen, Gildehofstraße 1 und Gildehofstraße 2, wurde die stufendegressive Sonderabschreibung gemäß § 7 Abs. 5 EStG in Höhe von € 1,4 Mio. in Anspruch genommen.

Börsenfähige Wertpapiere in T€

	Insgesamt	Börsenfähig	Börsennotiert	Nicht börsennotiert
Schuldverschreibungen und andere festverzinsliche Wertpapiere	31.936.195,4	31.936.195,4	31.483.793,4	452.402,0
Nominalwert	32.487.308,2	32.487.308,2	32.031.903,2	455.405,0
Aktien und andere nicht festverzinsliche Wertpapiere	1.086.328	—	—	—
Fondsanteile	16.372.718	—	—	—
Beteiligungen	8,2	—	—	—
Nominalwert	41,4	—	—	—
Anteile an verbundenen Unternehmen	1.652,3	—	—	—
Nominalwert	640,3	—	—	—

Unter „Beteiligungen" weisen wir unseren Anteil an der „BNL-Beteiligungsgesellschaft Neue Länder GmbH & Co. KG i. L., Berlin" sowie unseren Anteil an der „Börse Düsseldorf AG, Düsseldorf" aus.

Anteile an verbundenen Unternehmen in T€

	Anteil am Kapital	Eigenkapital	Jahresüberschuss 2004
REGINA Finanz- und Versicherungsvermittlung GmbH, Essen	100 %	574,0	40,2
Essen Hyp Immobilien GmbH, Essen	100 %	886,3	49,2
Immobilien Expertise GmbH, Essen	100 %	568,1	427,0
TIGNATO Beteiligungsgesellschaft mbH & Co. KG KölnTurm MediaPark KG, Düsseldorf	100 %	4.635,0[1]	−2.896,4[1]

[1] vorläufige Zahlen

Pensionsgeschäfte

Zum Bilanzstichtag sind Wertpapiere mit einem Nominalwert von € 210 Mio. (Buchwert € 208,1 Mio.) in Pension gegeben worden.

Zur Sicherheit übertragene Vermögensgegenstände

Festverzinsliche Wertpapiere wurden mit einem Kurswert in Höhe von € 9.415 Mio. (davon € 8.978 Mio. im Pfandkonto bei der Deutschen Bundesbank) und nicht festverzinsliche Wertpapiere (Fonds) mit einem Volumen von € 324 Mio. verpfändet. Diese Sicherheiten wurden für Verbindlichkeiten gegenüber Kreditinstituten verwendet. Des Weiteren wurden Collaterals (Barsicherheiten) gestellt in Höhe von € 2.192 Mio. zur Besicherung von Verbindlichkeiten aus Finanztermingeschäften.

Fristengliederung

Im Folgenden aufgeführte Forderungen und Verbindlichkeiten sind nach Restlaufzeiten bzw. Kündigungsfristen geordnet und setzen sich wie folgt zusammen:

Gliederung nach Restlaufzeiten in Mio. €

	Täglich fällig	Bis zu 3 Monate	Mehr als 3 Monate bis 1 Jahr	Mehr als 1 Jahr bis 5 Jahre	Mehr als 5 Jahre
Forderungen an Kreditinstitute	2.403,9	2.495,5	716,6	4.257,4	6.163,2
Forderungen an Kunden	311,3	1.929,2	2.120,4	11.018,4	13.990,9
Verbindlichkeiten gegenüber Kreditinstituten	204,7	13.164,2	832,2	506,9	333,2
Verbindlichkeiten gegenüber Kunden	4,0	536,3	721,8	955,1	1.942,3

	Fälligkeit 2005
Schuldverschreibungen und andere festverzinsliche Wertpapiere	1.815,6
Begebene Schuldverschreibungen	20.160,9

Forderungen/Verbindlichkeiten gegenüber verbundenen Unternehmen/Beteiligungen in Mio. €

	Insgesamt	Darunter gegenüber verbundenen Unternehmen	Darunter gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht
Forderungen an			
– *Kreditinstitute*	16.036,6	445,8	—
– *Kunden*	29.370,2	305,3	—
Schuldverschreibungen und andere festverzinsliche Wertpapiere	31.936,2	—	—
Verbindlichkeiten gegenüber			
– *Kreditinstituten*	15.041,2	625,0	—
– *Kunden*	4.159,5	—	—
Verbriefte Verbindlichkeiten	58.398,5	—	—
Nachrangige Verbindlichkeiten	357,7	—	—

Bei den Forderungen und Verbindlichkeiten gegenüber verbundenen Unternehmen handelt es sich um unverbriefte Forderungen und Verbindlichkeiten.

Die Rückstellungen für Pensionsverpflichtungen sind unter Anwendung der „Richttafeln 98“ (Heubeck) mit dem nach versicherungsmathematischen Grundsätzen ermittelten Teilwert und unter Zugrundelegung eines Zinssatzes von 6 % bemessen.
Auf fremde Währung lautende Bilanzpositionen sind gemäß § 340h Abs. 1 HGB zum Referenzkurs der Europäischen Zentralbank (EZB) am Bilanzstichtag umgerechnet. Alle Fremdwährungspositionen sind durch Währungsswaps gesichert. Aufwendungen und Erträge aus der Bewertung gleichen sich aus.
Derivative Finanzgeschäfte, die der Absicherung von Zins- und Marktpreisschwankungen sowie von Währungs- und Bonitätsrisiken dienen, unterliegen keiner Einzelbewertung und werden als so genannte schwebende Geschäfte nicht bilanziert.
Beim Ausweis der Risikovorsorge haben wir von der Möglichkeit der Überkreuzkompensation aller Aufwendungen und Erträge gemäß § 340f Abs. 3 HGB Gebrauch gemacht.
Aufgrund einer veränderten Darstellung haben wir den Ausweis der Vorjahreszahlen bei den folgenden Bilanzpositionen angepasst:

- andere Forderungen an Kreditinstitute
- andere Verbindlichkeiten gegenüber Kreditinstituten
- sonstige Vermögensgegenstände
- sonstige Verbindlichkeiten

(Die Fremdwährungsbewertung des Swapbestands aus Bewertungseinheiten wurde im Gegensatz zum Vorjahr brutto ausgewiesen.)

- Schuldverschreibungen und andere festverzinsliche Wertpapiere
- Rechnungsabgrenzungsposten

(Wertpapiere in Bewertungseinheiten werden mit den fortgeführten Anschaffungskosten ausgewiesen. Im Vorjahr erfolgte der Ausweis der Agien und Disagien unter den Rechnungsabgrenzungsposten.)

Bilanzierungs- und Bewertungsgrundsätze

Alle Forderungen sind mit dem Nennwert gemäß § 340e Abs. 2 HGB angesetzt. Der Unterschied zwischen Auszahlungsbetrag und Nennbetrag ist als Rechnungsabgrenzung ausgewiesen. Allen erkennbaren Einzelrisiken im Kreditgeschäft ist durch die Bildung von Einzelwertberichtigungen und Rückstellungen Rechnung getragen. Für das latente Kreditrisiko im Hypothekengeschäft haben wir Pauschalwertberichtigungen im Rahmen der steuerlichen Vorschriften gebildet. Zur Vorsorge gegen besondere Risiken des Bankgeschäfts besteht eine Reserve nach § 340f HGB.

Schuldverschreibungen und andere festverzinsliche Wertpapiere sind, soweit sie der Liquiditätsreserve zugeordnet wurden, nach dem strengen Niederstwertprinzip (§ 253 Abs. 3 HGB in Verbindung mit § 280 HGB) bewertet. Die dem Anlagevermögen zugeordneten festverzinslichen Wertpapiere sind mit den fortgeführten Anschaffungskosten bewertet. Die Agio- und Disagiobeträge werden über die Laufzeit der Papiere verteilt und in das Zinsergebnis eingestellt. Des Weiteren sind Wertpapiere der Liquiditätsreserve unter Einbeziehung von Derivaten, die der Zins- und/oder Währungsabsicherung dienen, zu Bewertungseinheiten zusammengefasst und mit den fortgeführten Anschaffungskosten bewertet.

In der Position „Aktien und andere nicht festverzinsliche Wertpapiere“ enthaltene Fondsanteile sind vollständig der Liquiditätsreserve zugeordnet und werden nach dem strengen Niederstwertprinzip bewertet.

Beteiligungen und Anteile an verbundenen Unternehmen sind mit den Anschaffungskosten aktiviert.

Sachanlagen sind entsprechend der betriebsgewöhnlichen Nutzungsdauer mit den um die linearen planmäßigen Abschreibungen bzw. mit den um die höheren steuerrechtlichen Abschreibungen verminderten Anschaffungs- oder Herstellungskosten angesetzt. Neben den planmäßigen Abschreibungen haben wir von der Vereinfachungsregelung für geringwertige Wirtschaftsgüter nach § 6 Abs. 2 EStG Gebrauch gemacht. Wegen des Vorliegens einer dauernden Wertminderung wurden auf zwei Gebäude des Sachanlagevermögens außerplanmäßige Abschreibungen nach § 253 Abs. 2 HGB vorgenommen.

Im Umlaufvermögen aktivierte Gebäude (Rettungserwerbe) wurden zum Bilanzstichtag gemäß § 253 Abs. 3 HGB auf den niedrigeren beizulegenden Wert abgeschrieben.

Sämtliche Verbindlichkeiten sind mit ihrem Rückzahlungsbetrag passiviert. Der Unterschied zwischen dem Nennbetrag von Verbindlichkeiten und ihrem Ausgabebetrag wird in die Rechnungsabgrenzung eingestellt. Zerobonds sind mit dem Emissionsbetrag zuzüglich anteiliger Zinsen gemäß der Emissionsrendite bilanziert. Für ungewisse Verbindlichkeiten sind Rückstellungen in Höhe der voraussichtlichen Inanspruchnahme gebildet.

Gewinn- und Verlustrechnung der Hypothekenbank in Essen AG für die Zeit vom 1.1.2004 bis 31.12.2004

	€	€	€	€	Vorjahr T€
Zinserträge aus					
a) Kredit- und Geldmarktgeschäften		1.559.315.979,93			
b) festverzinslichen Wertpapieren und Schuldbuchforderungen		1.403.485.107,09	2.962.801.087,02		2.945.365
Zinsaufwendungen			−2.768.267.815,42	194.533.271,60	−2.778.009
Laufende Erträge aus					
a) Aktien und anderen nicht festverzinslichen Wertpapieren			49.002.706,97		55.418
b) Beteiligungen			9.972,90		10
c) Anteilen an verbundenen Unternehmen			320.000,00	49.332.679,87	0
Provisionserträge			4.218.732,00		4.829
Provisionsaufwendungen			−13.185.064,08	−8.966.332,08	−14.113
Sonstige betriebliche Erträge				6.210.189,76	7.620
Allgemeine Verwaltungsaufwendungen					
a) Personalaufwand					
aa) Löhne und Gehälter		−11.396.069,23			−9.720
ab) Soziale Abgaben und Aufwendungen für Altersversorgung und für Unterstützung		−2.284.599,42	−13.680.668,65		−2.387
darunter: für Altersversorgung	*−690.431,70*				*(−930)*
b) andere Verwaltungsaufwendungen			−11.039.925,39	−24.720.594,04	−11.256
Abschreibungen und Wertberichtigungen auf immaterielle Anlagewerte und Sachanlagen				−13.033.067,25	−2.164
Sonstige betriebliche Aufwendungen				−10.529.523,03	−7.118
Abschreibungen und Wertberichtigungen auf Forderungen und bestimmte Wertpapiere sowie Zuführungen zu Rückstellungen im Kreditgeschäft				−64.248.587,75	−72.032
Erträge aus Zuschreibungen zu Beteiligungen, Anteilen an verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren				0,00	2.178
Ergebnis der normalen Geschäftstätigkeit				128.578.037,08	118.621
Steuern vom Einkommen und vom Ertrag			−37.421.602,75		−37.015
Sonstige Steuern, soweit nicht unter „Sonstige betriebliche Aufwendungen" ausgewiesen			−156.434,33	−37.578.037,08	−436
Jahresüberschuss				**91.000.000,00**	**81.170**

Passivseite

	€	€	€	Vorjahr T€
Verbindlichkeiten gegenüber Kreditinstituten				
a) begebene Hypotheken-Namenspfandbriefe		159.842.124,69		141.532
b) begebene öffentliche Namenspfandbriefe		721.176.989,88		522.925
c) andere Verbindlichkeiten		14.160.148.164,08	15.041.167.278,65	11.745.991
darunter: täglich fällig	204.703.387,04			(149.628)
Verbindlichkeiten gegenüber Kunden				
a) begebene Hypotheken-Namenspfandbriefe		734.617.541,77		755.335
b) begebene öffentliche Namenspfandbriefe		2.458.734.368,95		1.867.756
c) andere Verbindlichkeiten		966.132.408,05	4.159.484.318,77	1.194.600
darunter: täglich fällig	3.965.587,16			(5.148)
zur Sicherstellung aufgenommener Darlehen an den Darlehensgeber ausgehändigte öffentliche Namenspfandbriefe	7.669.378,23			(7.669)
Verbriefte Verbindlichkeiten				
begebene Schuldverschreibungen				
a) Hypothekenpfandbriefe		3.278.341.953,97		1.805.901
b) öffentliche Pfandbriefe		49.391.435.699,95		49.086.287
c) sonstige Schuldverschreibungen		5.728.690.776,37	58.398.468.430,29	5.511.666
darunter: Geldmarktpapiere	3.323.251.278,46			(5.150.058)
Sonstige Verbindlichkeiten			62.331.728,63	73.569
Rechnungsabgrenzungsposten				
a) aus dem Emissions- und Darlehensgeschäft		69.833.341,97		84.046
b) andere		287.531.409,52	357.364.751,49	148.108
Rückstellungen				
a) Rückstellungen für Pensionen und ähnliche Verpflichtungen		2.602.614,00		2.264
b) Steuerrückstellungen		6.242.000,00		6.927
c) andere Rückstellungen		11.399.000,00	20.243.614,00	15.517
Nachrangige Verbindlichkeiten			357.691.449,66	347.704
Genussrechtskapital			319.028.044,39	324.141
darunter: vor Ablauf von zwei Jahren fällig	30.677.512,87			(30.678)
Eigenkapital				
a) gezeichnetes Kapital		269.300.000,00		219.300
b) Kapitalrücklage		339.574.600,00		319.575
c) Gewinnrücklagen				
andere Gewinnrücklagen		45.000.000,00		44.994
d) Bilanzgewinn		91.000.000,00	744.874.600,00	81.170
Summe der Passiva			**79.460.654.215,88**	**74.299.308**
Eventualverbindlichkeiten				
Verbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen			1.651.847,38	9.041
Andere Verpflichtungen				
Unwiderrufliche Kreditzusagen			325.733.029,91	751.137

Bilanz der Hypothekenbank in Essen AG zum 31.12.2004

Aktivseite

	€	€	€	€	Vorjahr T€
Barreserve					
a) Kassenbestand			2.307,06		5
b) Guthaben bei Zentralnotenbanken			260.114.322,29	260.116.629,35	274.666
darunter: bei der Deutschen Bundesbank		260.114.322,29			(274.666)
Forderungen an Kreditinstitute					
a) Hypothekendarlehen			1.692.014,21		2.092
b) Kommunalkredite			11.147.997.244,45		12.172.431
c) andere Forderungen			4.886.899.011,53	16.036.588.270,19	5.635.938
darunter: täglich fällig		2.403.950.041,12			(2.014.490)
gegen Beleihung von Wertpapieren		0,00			(0)
Forderungen an Kunden					
a) Hypothekendarlehen			7.256.195.022,55		5.820.273
b) Kommunalkredite			21.953.895.328,60		22.591.478
c) andere Forderungen			160.075.808,54	29.370.166.159,69	10.792
darunter: gegen Beleihung von Wertpapieren		0,00			(0)
Schuldverschreibungen und andere festverzinsliche Wertpapiere					
a) Anleihen und Schuldverschreibungen					
aa) von öffentlichen Emittenten		14.964.032.309,39			11.070.182
darunter: beleihbar bei der Deutschen Bundesbank	5.911.301.465,01				(4.115.376)
ab) von anderen Emittenten		15.624.333.591,37	30.588.365.900,76		14.109.090
darunter: beleihbar bei der Deutschen Bundesbank	9.171.918.785,30				(8.620.027)
b) eigene Schuldverschreibungen			1.347.829.456,81	31.936.195.357,57	805.631
Nennbetrag		1.252.024.707,69			(760.217)
Aktien und andere nicht festverzinsliche Wertpapiere				1.086.327.829,86	1.103.578
Beteiligungen				8.181,67	519
darunter: an Kreditinstituten		0,00			(0)
Anteile an verbundenen Unternehmen				1.652.291,88	1.141
darunter: an Kreditinstituten		0,00			(0)
Ausgleichsforderungen gegen die öffentliche Hand einschließlich Schuldverschreibungen aus deren Umtausch				0,00	19.029
Immaterielle Anlagewerte				237.994,00	0
Sachanlagen				53.513.766,60	24.938
Sonstige Vermögensgegenstände				154.539.052,86	144.184
Rechnungsabgrenzungsposten					
a) aus dem Emissions- u. Darlehensgeschäft			458.714.238,46		500.374
b) andere			102.594.443,75	561.308.682,21	12.967
Summe der Aktiva				**79.460.654.215,88**	**74.299.308**



Gesetzliche Bilanzierungsvorschriften

Unser Jahresabschluss ist nach den Vorschriften des Handelsgesetzbuches (HGB), des Aktiengesetzes (AktG) und des Hypothekenbankgesetzes (HBG) sowie der Verordnung über die Rechnungslegung der Kreditinstitute (RechKredV) aufgestellt. Gesetzlich geforderte Angaben zu einzelnen Positionen der Bilanz sowie der Gewinn- und Verlustrechnung werden im Anhang erläutert.

Jahresabschluss 2004



entsprechend ihrem Arbeitszeitmodell mit 0,5 gewichtet sind. Ohne diese Gewichtung beträgt die Mitarbeiterzahl 160 (145).

Allen Mitarbeitern sprechen wir unseren Dank und Anerkennung für das Geleistete aus. Nur durch den hohen persönlichen Einsatz unserer Mitarbeiter war der anspruchsvolle Geschäftsauftrag zu erfüllen. Auch dem Betriebsrat gebührt Dank für die vertrauensvolle Kooperation und den offenen Dialog.

Alterspyramide

Alter	Männlich	Weiblich	Gesamt
61–65	2 (1,2 %)	0 (0,0 %)	2
56–60	6 (3,8 %)	0 (0,0 %)	6
51–55	11 (6,9 %)	4 (2,5 %)	15
46–50	2 (1,2 %)	9 (5,6 %)	11
41–45	16 (10,0 %)	6 (3,8 %)	22
36–40	20 (12,5 %)	19 (11,9 %)	39
31–35	16 (10,0 %)	15 (9,4 %)	31
25–30	10 (6,2 %)	14 (8,7 %)	24
< 25	6 (3,8 %)	4 (2,5 %)	10
	89 (55,6 %)	71 (44,4 %)	

Männlich Weiblich

Gesamt: 160

Wissen für die Gesamtbank effizient nutzbar zu machen. Dabei geht es um die Führung von Mitarbeitern sowie das Management von Daten, Prozessen, Zeit und Rahmenbedingungen.
Im Jahr 2004 standen in der Weiterbildung für uns die Umsetzung aufsichtsrechtlicher Regelungen, die Themen Basel II und Ratinganalysen sowie Schulungen zu den Mindestanforderungen an das Kreditgeschäft der Kreditinstitute (MaK), den Mindestanforderungen an das Betreiben von Handelsgeschäften (MaH) und zur Rechnungslegung gemäß IAS/IFRS im Mittelpunkt. Daneben haben wir Länderseminare im Rahmen der internationalen Hypothekenfinanzierung, Sprachtrainings und Führungskräfteschulungen durchgeführt.
Die Mitarbeiter der Internen Revision haben 2004 die international anerkannten Titel Certified Internal Auditor (CIA) und Certified Informations Auditor (CISA) erworben und verfügen nun über die entsprechenden Zertifikate.

Neuer Studiengang zum Real Estate Finance Manager. Fünf Mitarbeiter der Essen Hyp nahmen 2004 am Studiengang zum „Real Estate Finance Manager" teil. Diese berufsbegleitende Weiterbildung wurde vom Verband deutscher Hypothekenbanken (VDH) in Zusammenarbeit mit der Bankakademie Frankfurt maßgeschneidert für Hypothekenbanken entwickelt. Zentrales Thema dieses Studiengangs ist die Vorbereitung auf neue Herausforderungen des modernen Real Estate Banking. Beispiele für diese Aufgaben sind das Processing von standardisierten Baufinanzierungen, das Real Estate Investmentbanking, aus Basel II resultierende Implikationen und die zunehmende Internationalisierung des Immobiliengeschäftes. Besonders vor dem Hintergrund unserer Strategie der kontinuierlichen Internationalisierung unseres Immobilienfinanzierungsgeschäfts gewinnt diese Qualifizierungsmaßnahme sehr an Bedeutung. Die Dauer des modularisierten Studiengangs beträgt 18 Monate, Lernmethoden sind ein Medien-Mix aus Studienbriefen während einer Selbstlernphase, Präsenzphasen nach Abschluss eines Studienbriefes einschließlich schriftlicher Prüfung und Online-Elementen mit tutorieller Betreuung. Damit werden wir unserem Anspruch gerecht, neuen Herausforderungen stets mit der gezielten Qualifizierung unserer Mitarbeiter zu begegnen.

Betriebliche Altersversorgung. Unser Stammpersonal ist im Versorgungswerk des BVV Versicherungsverein des Bankgewerbes a. G. zusätzlich zur gesetzlichen Rentenversicherung betrieblich versichert. Dabei wird die steuerlich begünstigte Entgeltumwandlung zur Verbesserung der betrieblichen Altersversorgung von vielen Mitarbeitern genutzt. Unsere leitenden Angestellten erhalten darüber hinaus eine Versorgungsvereinbarung nach einer 5-jährigen Betriebszugehörigkeit.

Mitarbeiterzahl gestiegen. Zum Jahresultimo 2004 waren in der Essen Hyp 149 (134) Vollzeitkräfte tätig. Hierin enthalten sind zehn Auszubildende. Weiterhin fallen hierunter 22 Teilzeitkräfte, die

den Wünschen nach Teilzeittätigkeiten in starkem Maße gerecht werden. Insbesondere fördern wir die Chancengleichheit von Familie und Beruf durch flexible, individuelle Arbeitszeitmodelle. Im Geschäftsjahr 2004 machten 22 Mitarbeiter und Mitarbeiterinnen von dieser Option Gebrauch, darunter zwei Mitarbeiterinnen, die nach 6-jähriger Familienphase ihren Wiedereinstieg ins Berufsleben fanden. Seit Jahren bieten wir unseren Mitarbeitern die Möglichkeit, Präsenzzeiten in der Bank mit der Arbeit von einem Telearbeitsplatz aus zu kombinieren. Älteren Mitarbeitern bieten wir einen gleitenden Übergang in den Ruhestand im Rahmen von Langzeitkonten und Altersteilzeit. Im Berichtsjahr haben vier Mitarbeiter hiervon Gebrauch gemacht. Unsere Pensionäre binden wir selbstverständlich in betriebliche Anlässe wie Betriebs- und Weihnachtsfeiern ein.

Ausbildungsoffensive. Die Essen Hyp verfügt über zehn Ausbildungsplätze, zusätzlich bietet unsere Tochtergesellschaft, die Essen Hyp Immobilien GmbH, zwei weitere an. Wir bilden in den Berufen Bank-, Informatik- und Bürokaufmann bzw. -frau sowie Kaufmann bzw. -frau der Grundstücks- und Wohnungswirtschaft und Restaurantfachfrau aus. Unsere soziale Verantwortung, jungen und ambitionierten Menschen eine solide Basis ihrer beruflichen Zukunft zu bieten, nehmen wir sehr ernst. So haben wir im Geschäftsjahr 2004 zusätzlich sieben Jugendlichen eine Chance zur Ausbildung gewährt, die zum Teil nicht über eine qualifizierte Hochschul- oder Fachhochschulreife verfügen.

Wir begrüßen es außerordentlich, dass einige unserer Auszubildenden begleitend ein betriebswirtschaftliches Studium, z. B. an der Fachhochschule für Ökonomie und Management (FOM), absolvieren. Heute zählen ehemalige Auszubildende und Absolventen der FOM zu unseren Nachwuchskräften. Werkstudenten und Praktikanten aus Umschulungsprogrammen zur beruflichen Integration treffen bei der Essen Hyp ebenfalls auf offene Türen. Darüber hinaus bieten wir Schülern die Möglichkeit, erste berufliche Erfahrungen als Praktikant oder im Rahmen des schulischen Berufsorientierungspraktikums zu sammeln.

Hochschulabsolventenprogramm. Die Essen Hyp bietet Hoch- und Fachhochschulabsolventen der Studienrichtungen Wirtschaftswissenschaften, Mathematik und Jura ein Berufseinstiegsjahr an, um ihnen einen ersten beruflichen Step zu ermöglichen. Das Programm findet vornehmlich in den Fachbereichen/Abteilungen Treasury, Gesamtbanksteuerung, Controlling, Kreditanalyse/Meldewesen, Internationales Kreditgeschäft und im Vorstandsbüro als Direkteinstieg statt. Begleitet wird diese Maßnahme u. a. durch selbst organisierte Workshops hinsichtlich der Förderung der ressortübergreifenden Wissensvermittlung.

Weiterbildung – Fokus liegt auf ressortübergreifendem Wissenstransfer. Themen unserer Personalentwicklung waren im Berichtsjahr in erster Linie die Förderung des ressort- und bankübergreifenden Denkens und der Transfer von Wissen auf allen Ebenen. Wir arbeiten intensiv daran, zielgerichtet kollektives

Personalbericht

Mitarbeiter mit unternehmerischer Kompetenz. Als global agierendes Unternehmen erwarten wir von allen Mitarbeitern unternehmerisches Denken und Handeln auf allen Ebenen. Nur so garantieren wir den Erfolg unserer gemeinsamen Arbeit. An unsere Fach- und Führungskräfte stellen wir hohe Anforderungen in den Bereichen Kostenverantwortung und Innovation. In unserem Hause lohnen sich Leistung und Ehrgeiz: Wir fordern und fördern die Kombination von Kompetenz mit höchstmöglicher Flexibilität und antworten darauf mit leistungsbezogenen, variablen Vergütungsmodellen.

Leistungsbezogene Vergütung. Die Vergütung der Führungskräfte ist in unserem Hause sowohl an die individuelle Leistung als auch an den Unternehmenserfolg geknüpft. Dies wird in so genannten Funktionswertgruppenverträgen geregelt, in denen der variable Vergütungsanteil bis zu 20 % der Gesamtvergütung beträgt. Abhängig von der Ertragslage der Bank erhalten unsere Tarifangestellten zusätzlich zu den tariflich geregelten 13 Gehältern eine freiwillige Sonderzahlung. Sie wird leistungsbezogen und unter Berücksichtigung der Dauer der Betriebszugehörigkeit im jeweiligen Jahr gezahlt und beträgt maximal 65 % eines Monatsgehalts. Wie in den zurückliegenden Jahren wird diese Form der Anerkennung auch für das Berichtsjahr gezahlt.

Professionelle Führungsinstrumente. Mit großem Engagement haben wir uns im Berichtsjahr erneut der Umsetzung professioneller Personalinstrumente als Teil unseres strategischen Führungskonzeptes gewidmet. Wir überprüfen und messen kontinuierlich systematisch und bankübergreifend die in unserer Bank vorhandene Führungs-, Fach- und Sozialkompetenz sowie die Qualität unserer Kernkompetenzen. Mit unseren Mitarbeitern treffen wir Zielvereinbarungen, passen permanent die Positionsprofile neuen Herausforderungen an und ermitteln daraus den Handlungsbedarf in der Personalentwicklung, um unsere Aus- und Weiterbildungskonzepte exakt auf die Interessen der Bank und ihren Erfolg ausrichten zu können. Wir schaffen Transparenz über die bei uns vorhandenen Kompetenzen und geben Führungskräften wertvolle und valide Hinweise zur Entwicklung ihrer Mitarbeiter.
Um eine optimale Steuerung der Kapazitäten zu erreichen, haben wir 2004 unsere Zeiterfassung mit einem neuen Modul ergänzt. Mitarbeiter und Führungskräfte arbeiten eigenverantwortlich mit diesem auf jedem PC installierten Programm. Es wird damit zur zentralen Korrektur- und Informationsplattform, über die die Mindestbesetzung in allen Bereichen sichergestellt werden kann. Die Steuerung der Urlaubsplanung und -genehmigung erfolgt somit ebenfalls digital, effizient und entlastet den administrativen Bereich.

Attraktiver Arbeitgeber mit familienfreundlicher Personalpolitik. Wir bieten unseren Mitarbeitern und Berufseinsteigern maßgeschneiderte Arbeitsplätze, die auch

Neue Investoren gewinnen



Unsere Pfandbriefe stehen für die ideale Kombination von Sicherheit und Profit. Diese Verbindung weckt das Vertrauen der Anleger weltweit und eröffnet uns die Chance, in neuen Märkten Fuß zu fassen. Unsere Roadshows führten uns im Jahr 2004 in die Länder des Mittleren Ostens, **Kuwait,** Bahrain, Katar, Abu Dhabi und Dubai und erstmals nach Indien.

Rechtsentwicklungen und sich daraus ergebende Risiken und Konsequenzen für unser Haus.

Interne Revision

Die Interne Revision der Essen Hyp ist ein wesentlicher Bestandteil des „Internen Überwachungssystems". Die Stabsabteilung überwacht als prozessunabhängige Instanz im Auftrag des Vorstands bestehende Strukturen und Prozesse sowie die Einhaltung der aufsichtsrechtlichen Anforderungen. Als Stabsabteilung ist sie dem Gesamtvorstand unterstellt und erbringt unabhängige, objektive Prüfungs- und Beratungsdienstleistungen. Diese sind darauf ausgerichtet, Mehrwerte zu schaffen und die Geschäftsprozesse zu verbessern. Sie unterstützt den Vorstand bei der Erreichung der unternehmerischen Ziele, indem sie mit einem systematischen und zielgerichteten Ansatz die Effektivität des Risikomanagements, der internen Kontrollen und der Führungs- und Überwachungsprozesse bewertet und dabei hilft, diese zu optimieren. Im ständigen Dialog mit den jeweiligen Stelleninhabern bzw. Prozessverantwortlichen unterbreitet sie dabei Vorschläge zum Schutz vor Vermögensverlusten, zur Verbesserung der Steuerungs- und Überwachungssysteme, der internen Kontrollsysteme und zur Effizienzverbesserung betrieblicher Abläufe. Dem Vorstand sowie den Fachbereichen und Abteilungen wird Rückmeldung zur Ausgestaltung und Angemessenheit der Risikoüberwachung gegeben. Über wesentliche Revisionsfeststellungen wird der Aufsichtsrat in seiner turnusmäßig nächsten Sitzung informiert. Darüber hinaus erhält der Aufsichtsrat in der ersten Sitzung eines jeden neuen Geschäftsjahres einen umfassenden Bericht über alle wesentlichen Revisionsfeststellungen des abgelaufenen Geschäftsjahres sowie den Stand der Behebung dieser Beanstandungen. Festgestellte schwer wiegende Mängel sind unverzüglich dem Vorsitzenden des Aufsichtsrats anzuzeigen. Zudem wird der Vorsitzende des Aufsichtsrats automatisch über sämtliche Revisionsberichte informiert, die ausgehend von der höchsten vergebenen Risikokennziffer im ersten Viertel liegen.

Die Interne Revision ist auf der Basis eines kontinuierlich weiterentwickelten, langfristigen Prüfungsplans tätig, auf dessen Grundlage vom Gesamtvorstand – mit gleichzeitiger Information an den Vorsitzenden des Aufsichtsrats – ein jährlicher Prüfungsplan verabschiedet wird. Die vorgesehenen Prüfungen umfassen alle Teilbereiche der Bank. Ordnungsmäßigkeits- und Systemprüfungen finden in festgelegten zeitlichen Intervallen statt. Bei besonderen Risiken und gesetzlichen Auflagen (z. B. Vorkehrungen im Rahmen des Geldwäschegesetzes) ist mindestens eine jährliche Prüfung sichergestellt. Der Prüfungsturnus wird im langfristigen Prüfungsplan festgehalten. Es ist gewährleistet, dass alle Betriebs- und Geschäftsabläufe der Bank grundsätzlich innerhalb von drei Jahren geprüft werden. Die Prüfungshandlungen werden im Sinne einer risiko- und prozessorientierten Prüfung auf die Aufbau- und Ablauforganisation, das Risikomanagement und -controlling sowie auf das interne Kontrollsystem aller Betriebs- und Geschäftsabläufe der Essen Hyp konzentriert. Die primäre Aufgabe der in der Internen Revision integrierten EDV-Revision liegt auf der EDV-Ebene in der Datensicherheit und -konsistenz durch Kontrolle der Systemberechtigungen sowie Begrenzung von Systemnutzern. Zu allen Prüfungshandlungen werden Revisionsberichte erstellt, die den beteiligten Fachbereichen, dem Vorstand und den Wirtschaftsprüfern zugänglich gemacht werden.

Ausblick

Die Bedeutung des Risikomanagements für eine risiko- und renditeorientierte Gesamtbanksteuerung wird weiter zunehmen. In unserem Fokus steht deshalb, unsere Risikomanagementsysteme besonders auch im Konzernverbund noch mehr zu verfeinern, um in diesem Sinne eine optimale Eigenkapitalallokation sicherstellen zu können.

erfolgt monatlich eine Meldung über eingetretene operationelle Schäden an den Vorstand. Die gesamten operationellen Schäden der Essen Hyp im Jahr 2004 hatten eine Größenordnung von T€ 281,4 (davon Rückstellungen in Höhe von T€ 261,0).

Aber nicht erst durch die Self-Assessments – respektive durch die Sammlung einschlägiger Schadensfälle – wurden wir für operationelle Risiken sensibilisiert. Wir analysieren mit Blick auf mögliche Schwachstellen schon seit Jahren die „klassischen" operationellen Risiken im Bereich der Aufbau- und Ablauforganisation, der EDV und der elektronischen Kommunikation im Innen- und Außenverhältnis (Stichworte: Intranet, Internet und E-Mail), in der Verfügbarkeit von qualifiziertem Personal, dem Vorhandensein von adäquaten Betriebsmitteln und im rechtlichen Bereich. Dabei nehmen wir für ausgesuchte Spezialthemen die Unterstützung von Unternehmensberatern und anderen externen Spezialisten in Anspruch. So beauftragen wir periodisch externe Firmen mit der Überprüfung der Sicherheit unseres EDV-Netzes, z. B. gegen so genannte Hacker-Angriffe.

Weitere Beispiele der Prävention von operationellen Risiken sind die Erstellung neuer bzw. die Verfeinerung bestehender Notfallpläne für alle Teilbereiche der Bank. Um denkbare Ausfälle im EDV-Bereich auszuschließen, unterhält die Bank an zwei räumlich weit auseinander gelegenen Standorten in Essen selbstständige Rechenzentren, von denen eines als Back-up-System im Falle des Ausfalls des „Working"-Systems dient. Am Standort des Back-up-Rechenzentrums wurden zudem Notfall-Räumlichkeiten eingerichtet, mit denen die auf das Notwendige beschränkte Fortführung des Geschäftsbetriebes für eine Übergangszeit im Falle der Zerstörung bzw. des Ausfalls unserer Zentrale sichergestellt werden soll. Im vierten Quartal des Berichtsjahres haben wir einen umfassenden Notfalltest durchgeführt. Hierbei wurde in einem ersten Szenario (Bombendrohung) die Inbetriebnahme der außerhalb des Bankgebäudes befindlichen Notfallarbeitsplätze in Verbindung mit den produktiven Systemen im Bankgebäude getestet. In einem zweiten Szenario wurde der Totalausfall aller produktiven Systeme im Bankgebäude simuliert und die Aufnahme des Geschäftsbetriebs im Back-up-Rechenzentrum erprobt. Beide Tests haben ergeben, dass die Bank auch im Notfall in der Lage ist, die Geschäftstätigkeit gemäß den gesetzlichen und sonstigen regulatorischen Bestimmungen aufrechtzuerhalten.

Auch im Geschäftsjahr 2004 wurden Mitarbeiter in den operativen Einheiten und im Back-Office in zertifizierten arbeitsplatzspezifischen und -übergreifenden Kursen weiterqualifiziert, um Bearbeitungsmängel aufgrund fehlender Fachkenntnisse möglichst zu verhindern.
Die Fortschreibung der Berichte bzgl. operationeller Risiken für die Bereiche EDV/IT, Personal und Recht sind Gegenstand der Sitzungen des Risikoausschusses und werden regelmäßig im Rahmen der Vorstandssitzungen der Bank vorgestellt und besprochen.

Rechtsrisiken

Die Rechtsabteilung der Bank fungiert als interner Dienstleister bei allen juristischen Fragen. Hierzu zählen die Beratung und die rechtliche Würdigung von Verträgen sowie das Abfassen von Rahmenabkommen und außerhalb des Standards liegenden Vertragsgestaltungen. Durch eine frühzeitige Einschaltung werden Beschränkungen der Handlungsmöglichkeiten aufgrund vorgegebener Rahmenbedingungen erkannt. Gleichzeitig wird das Potenzial gegebener rechtlicher Gestaltungsmöglichkeiten ausgeschöpft. Unsere Rechtsabteilung ist zudem an der Abwicklung problembehafteter Engagements beteiligt. Im Bedarfsfall bedienen wir uns zusätzlich externer Rechtsberatung. Für die Bearbeitung ausländischer Hypotheken- und Kommunalkredite nehmen wir grundsätzlich die Unterstützung internationaler Anwaltssozietäten in Anspruch. Die Rechtsabteilung informiert den Vorstand regelmäßig über neue

Operationelle Risiken
Im Vorgriff auf die aus Basel II resultierenden Anforderungen an das Risikomanagement und die Überwachung operationeller Risiken hat die Essen Hyp bereits im Jahre 2001 eine ursachenspezifische Risikokategorisierung und -definition erarbeitet. Parallel zu den Basel-II-Kriterien entsprechen wir damit auch der Kategorisierung im Konzern.
Dazu wurden in den vergangenen drei Jahren im Rahmen von Self-Assessments, welche nahezu alle Mitarbeiter unseres Hauses einbeziehen, wichtige Informationen über vorhandene bzw. potenzielle Risiken in den einzelnen Bereichen der Bank erhoben. Auf der Grundlage einer entsprechend konzipierten Datenbanklösung können die gesamte Datenpflege und Historisierung sowie die Analyse der Ergebnisse durchgeführt werden.
Seitens der Commerzbank AG sind nunmehr zum Zwecke des konzernübergreifenden Managements operationeller Risiken eigene Self-Assessments konzipiert und eingeführt worden. So hat die Essen Hyp im November zunächst an einem so genannten „BCM-Self-Assessment" teilgenommen. BCM steht dabei für „Business Continuity Management". Es basiert auf einer spezifischen, rund 50 Fragestellungen umfassenden Abfrage, durch die – angelehnt an die einschlägigen regulatorischen Erfordernisse, insbesondere bzgl. Basel II, MaK und MaH – die entsprechende Notfallplanung innerhalb der untersuchten Organisationseinheiten analysiert bzw. bewertet wird.
Die aus diesem Self-Assessment abgeleiteten Erkenntnisse und Maßnahmen werden durch die zuständigen Fachabteilungen unseres Hauses zeitnah umgesetzt. Zudem wird die Essen Hyp in das Anfang 2005 startende „Quality-Self-Assessment" (QSA) eingebunden. Durch diese Befragung sollen konzernweit Schwachstellen in den Verfahren und Prozessen identifiziert und bewertet werden. Zu diesem Zweck haben wir bereits im Rahmen einer „Self-Assessment-Matrix" die involvierten Fachbereiche und -abteilungen, die relevanten Produktgruppen bzw. Geschäftsfunktionen sowie die spezifischen Prozessschritte definiert und an unsere Konzernmutter kommuniziert.

Die Aktivitäten im Rahmen der vorgenannten Self-Assessments werden als elementare Bestandteile des konzernübergreifenden OpRisk-Frameworks betrachtet. Sie dienen der Identifizierung von Verlustpotenzialen mit dem Ziel der Verlustvermeidung. Auf Grundlage der Optimierung qualitativer Prozesse ist die Ersparnis von zu unterlegendem Eigenkapital wesentliche Motivation für diese anspruchsvollen und aufwändigen Aktivitäten.
Die Essen Hyp ist in diesem Rahmen zudem eingebunden in das Konzernprojekt der Commerzbank AG zur Sammlung von operationellen Schadensfällen. Mit Blick auf die Erfüllung der zu erwartenden gesetzlichen Anforderungen bezüglich der Erreichung des Standardansatzes bzw. des IRB-Messansatzes zur Kapitalunterlegung ergibt sich die Notwendigkeit zur strukturierten Sammlung, Historisierung und Auswertung eingetretener Schäden. Dies dient dem Ziel, operationelle Risiken in Form einer Value-at-Risk-Kennzahl quantifizierbar zu machen.
Vor diesem Hintergrund haben wir damit begonnen, die seit Jahresbeginn 2002 in unserem Hause eingetretenen Verlustereignisse ab einer Größenordnung von T€ 5 aufzunehmen und zu kommunizieren. Seit dem Jahre 2003 ist die Essen Hyp angebunden an das intranetbasierte „Loss Collection Tool" (LCT) der Commerzbank AG, das der konzernweiten Sammlung und Auswertung einschlägiger Verlustdaten dient. Über das Intranet der Commerzbank AG werden seitdem die in unserem Hause eingetretenen operationellen Schadensfälle direkt in die Konzernschadensfalldatenbank eingegeben. Aus der Analyse der konzernweit gesammelten einschlägigen Verluste erwarten wir dezidierte Aufschlüsse bezüglich des künftigen Managements dieses Risikotyps. Zudem meldeten wir im abgelaufenen Geschäftsjahr erstmals die in unserem Hause auftretenden Rechtsrisiken an die Konzernobergesellschaft. In der Essen Hyp

schätzung notwendiger Vorsorgemaßnahmen, um auf diese Weise Planungssicherheit für die Bank zu gewährleisten. Im Rahmen unserer Kreditrisikostrategie haben wir in Abstimmung mit der Commerzbank AG die kalkulatorischen Standardrisikokosten sowohl für das Retailgeschäft als auch für gewerbliche Immobilienfinanzierungen adjustiert. Im Retailgeschäft rechnen wir vor dem Hintergrund, dass rund 96 % dieser Beleihungen nur bis zu 60 % des festgestellten Beleihungswerts auslaufen, mit einheitlichen Standardrisikokosten. Bei gewerblichen Finanzierungen werden dagegen in Abhängigkeit vom Beleihungsauslauf gestaffelte Standardrisikokosten kalkuliert. Im Zuge der Umsetzung unserer internen Ratingsysteme ist vorgesehen, die Standardrisikokosten am Expected Loss auszurichten und das risikoadjustierte Pricing zu optimieren.

Liquiditätsrisiken

Das Liquiditätsmanagement der Essen Hyp wird im Fachbereich Treasury vorgenommen. Grundlage ist die taggenaue Auflistung aller Zahlungsströme. Für die Beurteilung der Liquiditätssituation ist von Bedeutung, dass die Aktiva der Staatsfinanzierung sowie der Bank- und Industrieanleihen hoch liquide sind und somit bei Bedarf im Rahmen der nominellen Überdeckung zur Beschaffung von Liquidität kurzfristig veräußert bzw. in den Repo-Markt gegeben werden können. Die Bank ermittelt das Liquiditätsrisiko, indem die Höhe der Inkongruenzen in Form einer Kapitalablaufbilanz dargestellt wird. Jene werden ins Verhältnis gesetzt zu bestehenden kurzfristigen Refinanzierungslinien zzgl. der Liquiditätsreserve, wodurch eine entsprechende Einschätzung ermöglicht wird. Die Liquiditätspositionen werden zusätzlich nach dem Grundsatz II gesteuert, dessen Kennziffer zum Jahresende 1,29 ausmachte (gesetzlich geforderte Untergrenze: 1,0).
Im Jahresverlauf 2004 wurden wir in das Liquiditätsprojekt der Commerzbank AG integriert. Ziel dieses Projektes ist eine konzernweite und -einheitliche Ermittlung und Darstellung der Liquiditätsrisiken. Erste Ergebnisse konnten bereits gegen Ende 2004 erzielt werden. Die vollständige Umsetzung planen wir im Jahresverlauf 2005.

Entwicklung Grundsatz-II-Kennziffer


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Private Kunden (Retail). Für das von der Commerzbank AG zugeführte Retailgeschäft verfügt die Bank im Konzernverbund über ein angemessenes Kunden- und Objektscoring. Im Zuge der Umsetzung der Anforderungen des internen Ratings gemäß Basel II werden wir im Jahr 2005 unter Federführung unserer Konzernmutter ein eigenes Ratingsystem zur Bonitätsbeurteilung auch außerhalb konzerninterner Vermittlungen von privaten Baufinanzierungen abschließend installieren.

LGD-Komponente für Immobilienfinanzierungen

Gewerbliche Immobilienkunden/Privatkunden. Ein weiterer Baustein zur Berechnung der Eigenkapitalunterlegung ist die LGD-Komponente. Über unsere Beteiligung am LGD-Projekt des VDH werden uns zukünftig die zur Berechnung dieser Komponente entsprechend notwendigen verbandsübergreifenden Parameter (z. B. Erlösquoten, Abwicklungsdauer) zur Verfügung gestellt. Darüber hinaus hat die Essen Hyp über den VDH ein theoretisches Fachkonzept erhalten, welches die für die Berechnung notwendigen Parameter definiert. Die abschließende Implementierung der LGD-Komponente wird im Jahr 2005 erfolgen. Ferner hat sich die Essen Hyp zusammen mit anderen im VDH zusammengeschlossenen Hypothekenbanken vertraglich mit der Hyp Rating GmbH zur Fortführung des LGD-Projektes verpflichtet. Dies beinhaltet insbesondere die Lieferung von Abwicklungsdaten durch die Institute zum Pooling, zur Analyse und zur Segmentierung dieser Daten für die LGD-Ermittlung durch die Hyp Rating GmbH.

PD-Komponente für das Kapitalmarktgeschäft

Staatskreditgeschäft/Banken. Interne Ratingverfahren zur Messung der Ausfallwahrscheinlichkeiten von Krediten im Segment Staatskreditgeschäft werden über ein weiteres Projekt mit der Ratingagentur Standard & Poor's und dem VDH entwickelt. Innerhalb des laufenden Projektes werden für die Portfolien Staaten (staatliche Emittenten), regionale und örtliche Gebietskörperschaften sowie unterstaatliche Stellen interne Ratingverfahren entwickelt.
Inzwischen liegen der Essen Hyp die endgültigen Ratingtools zu den Portfolien Staaten und Gebietskörperschaften vor. Aktuell werden die Kreditanalyseprozesse im Staatskreditgeschäft mit dem internen Ratingtool aufgenommen. Die zukünftige Validierung und Kalibrierung des internen Ratings erfolgt über Standard & Poor's.
Die Ausfallwahrscheinlichkeiten für die Assetklassen Banken, Corporates und Versicherungen werden zukünftig über Rahmenverträge mit der Commerzbank AG abgedeckt.

LGD-Komponente für das Kapitalmarktgeschäft

Staatskreditgeschäft/Banken. Die Entwicklung der LGD-Komponente für das Staatskreditgeschäft/Banken soll im Jahr 2005 gemeinsam mit externen Ratingagenturen realisiert werden.
Mit der abschließenden Umsetzung der Ratingkomponenten in den genannten Segmenten wird die Essen Hyp die Voraussetzung zur vollständigen Etablierung einer internen Risikoklassifizierung sowie die Anwendung der Eigenkapitalunterlegung und einer risikoadjustierten Preisgestaltung im Sinne der Anforderungen des internen Ratingansatzes gemäß Basel II erfüllen.

Risikovorsorge

Den erkennbaren Risiken des Kreditgeschäfts wird durch die Bildung von Einzelwertberichtigungen und durch Pauschalwertberichtigungen für latente Risiken in angemessenem Umfang Rechnung getragen. Es bestand für uns bisher keinerlei Notwendigkeit, im Kreditgeschäft mit öffentlichen bzw. öffentlich-rechtlichen Institutionen Einzelwertberichtigungen oder Rückstellungen zu bilden.
In den Einheiten des Hypothekengeschäfts erfolgt unterjährig auf Basis sorgfältiger Analysen eine Ein-

erarbeitet. Das monatlich tagende CRCO wird gebildet durch den Ressortvorstand Hypotheken Marktfolge bzw. seinen Stellvertreter sowie den Abteilungsleiter Risikomanagement Hypotheken, den Abteilungsleiter Kreditabwicklung, den Bereichsleiter Hypotheken Marktfolge und den Geschäftsführer der Essen Hyp Immobilien GmbH. Im Bedarfsfall nehmen Vertreter weiterer Bereiche der Bank teil. Die Leitung obliegt dem Abteilungsleiter Risikomanagement Hypotheken, der im Rahmen der turnusmäßig stattfindenden Vorstandssitzung über die Vorschläge und Empfehlungen des CRCO berichtet.
Der Risikoausschuss des Aufsichtsrats wird auf jeder seiner periodisch stattfindenden Sitzungen über die Entwicklung von Problemengagements ab einer festgelegten Größenordnung sowie über die Portfoliostruktur unseres Bestandes an Hypothekendarlehen unterrichtet.

Interne Ratings
Parallel zu den Modifikationen in den bankenaufsichtsrechtlichen Rahmenbedingungen zur Eigenkapitalunterlegung von Kreditrisiken nach Basel II und gemäß den MaK hat die Essen Hyp im Geschäftsjahr 2004 die Entwicklung von Methoden zur Mindestkapitalunterlegung und zur Risikomessung nach dem Internen Ratingansatz (IRB) zielgerichtet vorangetrieben.
Entsprechend hat die Essen Hyp die Methoden zur Berechnung der Eigenkapitalunterlegung und die internen Ratingverfahren zur Risikoklassifizierung für das Staatskreditgeschäft sowie für das Hypothekengeschäft in Kooperation mit der Commerzbank AG intensiv weiterentwickelt.
Dazu hat sich die Essen Hyp an den Gemeinschaftsprojekten „Probability of Default"-Rating (PD), „Loss Given Default"-Grading (LGD) und Eigenkapitalkalkulation beteiligt. Ziel dieser Projekte sind ein Basel-II-konformes, internes Ratingverfahren sowie die Anwendung der Komponenten PD und LGD für die Berechnung der Eigenkapitalunterlegung.

PD-Komponente für Immobilienfinanzierungen
Gewerbliche Immobilienkunden. Für den Bereich der gewerblichen Immobilienkunden wurde das Gemeinschaftsprojekt „PD"-Rating mit dem Bankverlag Köln, der RES Consult GmbH, Leipzig (Unternehmen der Universität Leipzig), und dem Lehrstuhl für Statistik der Universität Regensburg initiiert. Dieses Gemeinschaftsprojekt deckt ebenfalls den Bereich des internationalen Immobiliengeschäftes ab. Unter Einbringung des immobilienspezifischen Know-hows der insgesamt sechs beteiligten Projektbanken wurde zunächst ein erster PD-Prototyp entwickelt und den Instituten zur Verfügung gestellt. Es handelte sich dabei um den Vorläufer des endgültigen Ratingtools, welches im Berichtsjahr in unserem Hause implementiert wurde.
Das interne Immobilienrating beruht auf der Analyse von Hard-Facts (u. a. Bilanzzahlenanalyse und Objektkennzahlen) und Soft-Facts (u. a. Management-Qualität, Marketingstrategie und Objektlage). Für die Hard-Facts werden vom Tool je nach Kundentyp und Objektanteil entsprechende Bilanzschemata und eine Übersicht der zu erfassenden Objektdaten zur Verfügung gestellt. Diese werden von unseren Kreditanalysten bearbeitet. Bei der Bilanzerfassung erfolgt eine Korrektur der Vermögensgegenstände auf Basis einer Marktbewertung (Erstellung einer Marktwertbilanz). Die Soft-Facts werden ebenfalls kundenspezifisch im Immobilienratingtool über einen Fragenkatalog erfasst.
Mit der Bereitstellung des internen Ratingtools hat die Essen Hyp die erforderlichen Analyseprozesse im Neu- und Bestandsgeschäft – Inland sowie Ausland – aufgenommen.
Entsprechend den MaK konnten wir im Jahr 2004 vorhandene Prozesse optimieren, die sicherstellen, dass die erforderlichen Bonitätsunterlagen für die Beurteilung unserer Kreditnehmer zeitnah zur Verfügung stehen.

Stresstests auszugehen. Diese Anforderungen wurden von uns stets (über-)erfüllt. Entsprechende Auswertungen gehen der BaFin und den Ratingagenturen quartalsweise zu. Der Stresstest gewährleistet die 2%ige Überdeckung auch im Fall von Zinsschwankungen. Zur Stressberechnung nutzt die Essen Hyp das dynamische Verfahren gemäß HypBarwertV, in dem die Value-at-Risk-Methode auf Grundlage der Zinsentwicklung der vergangenen 250 Bankarbeitstage verwendet wird. Die jederzeitige barwertige Überdeckung (nach Stress) betrug im Jahresdurchschnitt bei öffentlichen Pfandbriefen 4,4 %, bei Hypothekenpfandbriefen 8,3 %.

Derivate in Deckung. Die Essen Hyp hat zum jetzigen Zeitpunkt keine Derivate in den Deckungsstock eingestellt. Aufgrund der hohen barwertigen Überdeckung bestand bisher hierzu keine Notwendigkeit. Gleichwohl haben wir die erforderlichen Vertragsverhandlungen zur Aufnahme von Derivaten in den Deckungsstock mit einzelnen Derivatepartnern aufgenommen und nahezu abgeschlossen, um uns bei Bedarf zur weiteren Feinsteuerung der barwertigen Überdeckung mittels Derivateeinsatz unverzügliche Handlungsfähigkeit zu sichern.

Kredit- bzw. Adressenausfallrisiken im Immobilienfinanzierungsgeschäft

Die Einschätzung von Kreditrisiken im Immobilienfinanzierungsgeschäft obliegt der Abteilung Meldewesen/Kreditanalyse und den Fachbereichen Hypotheken Markt und Marktfolge. Unterstützt werden sie durch die Spezialgruppe Risikomanagement Hypotheken und durch unsere Tochtergesellschaften, die Essen Hyp Immobilien GmbH und die Immobilien Expertise GmbH.

Die Verantwortlichkeiten und Kreditkompetenzen sind in unseren elektronischen Organisationshandbüchern klar definiert.

Im Blickpunkt des Kreditvergabeprozesses steht zunächst die Bonität des Kreditnehmers aufgrund des internen Ratings. Außerhalb des Kleindarlehensgeschäfts hat die Wertermittlung durch die zertifizierten Gutachter der Immobilien Expertise GmbH zur Festsetzung des Beleihungswertes eine zentrale Bedeutung. Die Erträge aus den beliehenen Immobilien müssen nachhaltig die an uns zu entrichtenden Zins- und Tilgungsleistungen unter Einbeziehung von nicht umlegbaren Bewirtschaftungskosten übersteigen. Die Bank setzt mit Zustimmung des Risikoausschusses des Aufsichtsrats Guidelines ein, in denen – unterteilt für das ausländische und für das inländische Hypothekengeschäft – u. a. Mindest-Coverage-Ratios für den Schuldendienst definiert werden. Weiterhin werden darin diejenigen Objekttypen aufgeführt, die die Bank derzeit nicht bzw. nur unter besonderen Bedingungen beleihen will.

Zur Früherkennung von Kreditrisiken haben wir unter Berücksichtigung möglicher Gefährdungsfaktoren wie Leistungsstörungen, negativer Branchenentwicklungen, Mietausfallrisiken, marktbedingter Verschlechterungen von Objektlagen usw. ein Frühwarnsystem installiert, das uns in die Lage versetzen soll, latente Risiken präziser identifizieren und abbilden zu können. Die Organisation und Strukturierung der Bearbeitung aller zahlungsgestörten oder anderweitig auffälligen Darlehensengagements mit Risikopotenzial wurde an die spezifischen Anforderungen der MaK angepasst.

Unser Portfolioanteil an größervolumigen Immobilienfinanzierungen – insbesondere solchen in den östlichen Bundesländern – unterliegt stetig aktualisierten Risikoanalysen. Dies entspricht der Handhabung in den Vorjahren. Zu den risikomindernden Aktivitäten zählen u. a. die Verstärkung von Sicherheiten, die Neustrukturierung des Engagements und letztendlich auch die Bildung einer angemessenen Risikovorsorge.

Zur Bündelung und Optimierung dieser Maßnahmen haben wir im Berichtsjahr das Credit-Risk-Committee (CRCO) installiert, das im Sinne eines Intensive Treatments Vorschläge für die Behandlung von Problemengagements, von Prophylaxe-Krediten sowie gekündigten und in Abwicklung befindlichen Krediten – der Bank genauso wie der Tochtergesellschaft –

Barwertige Überdeckung der öffentlichen Pfandbriefe in Mrd. €


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Umlauf öffentliche Pfandbriefe zu Barwerten

Barwertige Überdeckung

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Barwert des Hypotheken-Deckungsstocks

Umlauf Hypothekenpfandbriefe zu Barwerten

Barwertige Überdeckung

Die nicht gerateten Adressen betreffen mit folgenden Volumina deutsche Töchter ausländischer Finanz- und Kreditinstitute, die ihrerseits über ein entsprechend gutes Rating verfügen. Wir haben dieses Rating als implizites Rating unseren Kontrahenten zugeteilt.

Implizites Rating unserer Derivate-Kontrahenten in Mio. €/Restlaufzeit

Rating	< 1 Jahr Nominal	1–5 Jahre Nominal	> 5 Jahre Nominal	Summe Nominal	Summe Marktwert
Single-A	577	22.333	23.683	46.593	–688
Nicht geratet	0	50	336	386	–38
Gesamt	577	22.383	24.019	46.979	–726

Als Nichthandelsbuchinstitut betreibt die Essen Hyp keinen Handel mit Derivaten, sondern setzt diese Derivate ausschließlich zur Absicherung des Zinsänderungsrisikos auf Einzelgeschäfts- bzw. auf Portfolioebene sowie zur Steuerung des Gesamtzinsbuches im Hinblick auf Ertrag und Zinsrisikoprofil ein. Den negativen Marktwerten der Derivate stehen zum einen Bewertungsreserven aus den Grundgeschäften der Bewertungseinheiten und zum anderen Bewertungsreserven im Darlehens- bzw. Wertpapierbestand, die im Rahmen des Makro-Hedgings abgesichert wurden, gegenüber. Die Essen Hyp nimmt eine tägliche Bewertung sämtlicher zinstragender Positionen vor. Der Gesamtvorstand sowie die Leitung der Fachbereiche Treasury und Gesamtbanksteuerung werden täglich über die Entwicklung des so ermittelten Gesamtmarktwertes informiert. Durch eine im Rahmen des Limitsystems festgelegte Marktwertuntergrenze ist sichergestellt, dass der Gesamtmarktwert aller Positionen einen festgelegten Mindestwert nicht unterschreiten darf. Insgesamt weist die Bank einen deutlich positiven Marktwert aller zinstragenden Geschäfte auf.

Barwertige Deckung. Seit dem Inkrafttreten der Hypothekenpfandbrief-Barwertverordnung (HypBarwertV) sind die Hypothekenbanken verpflichtet, im Rahmen detaillierter Vorgaben eine barwertige Deckungsrechnung für die öffentlichen Pfandbriefe und die Hypothekenpfandbriefe zu erstellen. Die barwertige Deckung unserer Pfandbriefe wird von uns täglich berechnet.
Durch die HBG-Novelle im Jahr 2004 wird eine jederzeit vorzuhaltende barwertige Überdeckung von 2 % vorgeschrieben. Bei der Berechnung dieser sichernden Überdeckung gemäß § 6 HBG ist von dem Barwert der Deckungsmasse unter Zugrundelegung der gemäß HypBarwertV vorgeschriebenen

Länderrisiken. Für die Koordinierung aller mit Länderrisiken zusammenhängenden Fragen und ihre Umsetzung bedient sich die Bank ergänzend zur eigenen Kompetenz des Know-hows im Konzern. In enger Abstimmung mit unseren Aufsichtsgremien werden die Limite auf der Grundlage der internen und externen Bonitätsbeurteilung auch in Abhängigkeit vom Gesamtkreditexposure des Commerzbank-Konzerns festgelegt.
Wie in den Vorjahren hat die Essen Hyp auch im Berichtsjahr nicht in Emerging-Market-Ländern investiert.

Derivate. Die Bank reduziert das Adressenausfallrisiko durch den Einsatz von bilateralen Rahmenverträgen, die in der Regel eine Nettingvereinbarung beinhalten. Auch hier besteht eine im Konzern einheitliche Vertragsregelung. Die Zusammensetzung des Derivatevolumens einschließlich der Marktwerte in Abhängigkeit vom Rating des Kapitalmarktpartners ist der nachfolgenden Tabelle zu entnehmen (siehe auch Seite 100 im Anhang):

Rating unserer Derivate-Kontrahenten in Mio. €/Restlaufzeit

Rating	< 1 Jahr Nominal	1–5 Jahre Nominal	> 5 Jahre Nominal	Summe Nominal	Summe Marktwert
Triple-A	25	606	4.571	5.202	–29
Double-A	4.930	27.626	22.978	55.534	–850
Single-A	12.110	67.545	40.418	120.073	–2.216
Nicht geratet	577	22.383	24.019	46.979	–726
Gesamt	17.642	118.160	91.986	227.788	–3.821

und Sparkassen und zu 56,7 % aus Forderungen an in- und ausländische öffentliche Haushalte und öffentlich-rechtliche Institutionen, die nach unserer eigenen Bonitätsanalyse ebenfalls über eine ausgezeichnete Kreditqualität verfügen.
Die Zusammensetzung des für die Besicherung der öffentlichen Pfandbriefe dem Treuhänder übergebenen Kreditportfolios kann unserer Homepage entnommen werden. Monatlich aktualisiert informiert die Essen Hyp dort unter Beachtung des Bankgeheimnisses ihre Investoren über die Qualität und Zusammensetzung der Deckungswerte.

Die Kreditvergabe im Außerdeckungsgeschäft an ausländische öffentliche Adressen sowie an privatrechtliche Kreditinstitute und sonstige Adressen ist grundsätzlich von einem Mindestrating im Investmentgrade-Bereich abhängig. Unser Geschäftsvolumen (ohne Derivate) mit diesen Adressen betrug zum 31.12.2004 € 5,4 Mrd., wobei 2,0 % ein Rating von Triple-A, 19,1 % ein Rating von Double-A und 76,5 % ein Rating von Single-A aufweisen. Kredite mit einem Volumen von weniger als € 0,2 Mrd. haben kein externes Rating. Die Zusammensetzung des Außerdeckungsgeschäfts unter diversen Gesichtspunkten ist – monatlich aktualisiert – ebenfalls im Internet detailliert dargestellt.
Die Hypothekenbank in Essen AG erfüllt konsequent das von allen im Verband deutscher Hypothekenbanken (VDH) zusammengeschlossenen Banken getroffene Gentlemen-Agreement mit der BaFin, wonach Neuengagements mit nicht deckungsfähigen Adressen nur getätigt werden dürfen, wenn diese über ein externes Mindestrating von A–/A3 oder ein vergleichbares internes Rating verfügen. Das Volumen der Kredite, deren Rating zu einem späteren Zeitpunkt auf unter A–/A3 gefallen ist, darf das Einfache des haftenden Eigenkapitals der Bank nicht überschreiten. Per 31.12.2004 betrug die Auslastung 2,8 % (maximale Auslastung im Jahr 2004: 30,4 %).

Rating Deckungsstock Stand: 31.12.2004

Standard & Poor's / Moody's / FitchRatings	in Mio. €	in %
AAA / Aaa / AAA	13.299	25,23
AA+ / Aa1 / AA+	5.249	9,96
AA / Aa2 / AA	6.777	12,86
AA– / Aa3 / AA–	13.534	25,69
A+ / A1 / A+	2.351	4,46
A / A2 / A	1.515	2,87
A– / A3 / A–	1.135	2,15
BBB+ / Baa1 / BBB+	212	0,40
Ohne Rating	8.634	16,38
Gesamt	52.706	100,00



Gute Geschäftsbeziehungen pflegen

Im persönlichen Gespräch zu informieren gehört zur guten Tradition unseres Hauses. Mit großem Engagement widmen wir uns der Pflege unserer Geschäftspartnerschaften. Dazu gehört, dass wir regelmäßig unsere Investoren besuchen. Termine in Mailand, Budapest, Frankfurt am Main, New York und Boston standen 2004 genauso auf unserem Kalender wie eine große Asien-Roadshow: Sie führte uns zu Anlegern in Tokio, Seoul, Hongkong und **Singapur**.

lagen des ALCO erfolgt jeweils in der auf die ALCO-Sitzung folgenden Vorstandssitzung.
Daneben erhält der Gesamtvorstand monatlich differenzierte Berichte der Fachbereiche und Abteilungen. In diesem Zusammenhang berichtet der Fachbereich Controlling u. a. über die im abgelaufenen Monat getätigten Geschäfte, ihre Auswirkung auf die Struktur der Zinsbindungsbilanz, die Entwicklung des Marktwertes sowie den Verlauf der Auslastung der Risikolimite. Ferner wird über den Stand etwaiger „Neuer Produkte" berichtet. Der Monatsbericht des Fachbereichs Bilanzen und Steuern erläutert u. a. die Entwicklung der Bilanz- und der GuV-Positionen nach HGB und IAS/IFRS. Im Reporting des Fachbereichs Marktfolge Treasury sind u. a. Informationen über die Struktur der Kreditbestände enthalten.

Die Abteilung Meldewesen/Kreditanalyse dokumentiert im Monatsturnus die Ratings unserer Kreditnehmer und analysiert etwaige Veränderungen in deren Bonitätseinschätzung.
Aufbauend auf den bereits monatlichen Reportingberichten für das Kapitalmarktgeschäft wurde der „Risikobericht Kapitalmarkt" entwickelt. Die Grundlage für den quartalsweise vorgelegten „Risikobericht Kapitalmarkt" stellen die „Mindestanforderungen an das Kreditgeschäft der Kreditinstitute" (MaK) dar. Diese Risikoberichterstattung dient dem Ziel, die Risiken aus dem Kapitalmarktgeschäft zu identifizieren, zu steuern und zu überwachen. Dazu gibt der Risikobericht vierteljährlich die Einschätzung des Risikoprofils der Bank wieder, das sich aus dem Kapitalmarktgeschäft ergibt. Der Bericht geht dabei, den MaK entsprechend, auf die wesentlichen strukturellen Merkmale des Kreditportfolios, des Neugeschäfts, der Limite und deren Auslastung sowie auf die Ratingveränderungen ein. Schließlich informiert die Abteilung Marktgerechtigkeitsprüfung über das Ergebnis der Marktkonformitätskontrolle bezüglich abgeschlossener Geschäfte und die Einhaltung der Kontrahentenlimite.
Ebenfalls quartalsweise wird der „Risikobericht Hypothekengeschäft" erstellt, der das Risikoprofil der Bank aus dem Hypothekengeschäft analysiert. Der Bericht geht dabei – im Einklang mit den MaK – auf die wesentlichen strukturellen Merkmale des Kreditportfolios (Region, Objekttyp, Branche, Größen- und Risikoklassen) ein. Zusätzlich steht das Neugeschäft im Fokus der Betrachtung. Das Neugeschäft unterliegt den Beschränkungen, die sich aus den Kreditrichtlinien des Hypothekengeschäfts ergeben und die auf der jährlich festgelegten Kreditrisikostrategie beruhen. Die Entwicklung des Neugeschäfts wird nach Regionen und Objekttypen differenziert dargestellt und bewertet. Weiterhin geht der Risikobericht auf die Problemkredite und die risikorelevanten Kreditentscheidungen ein und beinhaltet Vorschläge zur Risikoreduzierung.

Kredit- bzw. Adressenausfallrisiken im Kapitalmarktgeschäft

Staatskredit und sonstige fremde Wertpapiere. Unsere öffentlichen Deckungswerte betragen per 31.12.2004 € 52,7 Mrd. Die hohe Qualität dieser Werte spiegelt sich zum einen in einer geringen durchschnittlichen Risikogewichtung nach BIZ und zum anderen in den externen Ratings der internationalen Ratingagenturen wider. Unter Berücksichtigung der BIZ-Standards werden 66,3 % dieser Aktiva mit einer Risikogewichtung von 0 % eingestuft, 10,4 % mit 10 % bzw. 23,3 % mit 20 %. Die Analyse des Kreditportfolios unter Rating-Gesichtspunkten zeigt, dass 25,2 % des Bestands im Deckungsstock mit Triple-A bewertet sind, 48,5 % mit Double-A, 9,5 % mit Single-A und 0,4 % mit Triple-B. Die nicht extern gerateten Aktiva, 16,4 % der gesamten Ausreichungen im Deckungsstock, bestehen zu 43,3 % aus Krediten an öffentlich-rechtliche Kreditinstitute, inländische private Banken

Auslastung der „Ampel" täglich und im Jahresdurchschnitt zum genehmigten Limit seit 01.03.2001 in %


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Wert
Mittelwert p. a.

Internes Berichtswesen. Der Gesamtvorstand sowie die Leitung der Fachbereiche Treasury und Gesamtbanksteuerung werden täglich über die Entwicklung des Marktwertes der Zinsbindungsbilanz, die Höhe des VaR und die Auslastung der diversen Risikolimite sowie die Höhe des gemäß „Ampelregelung" errechneten Zinsänderungsrisikos informiert. Daneben werden die Barwerte der ausstehenden öffentlichen Pfandbriefe, der Hypothekenpfandbriefe und ihrer jeweiligen Deckungsstöcke sowie deren Veränderung unter definierten Stress-Szenarien ermittelt und kommuniziert. Der Gesamtvorstand wird zudem durch den Bereichsleiter Treasury über die kurz- und langfristige Liquiditätslage der Bank in der wöchentlichen Vorstandssitzung unterrichtet.

Im Rahmen der Gesamtbanksteuerung tagt zweiwöchentlich ein Asset-Liability-Committee (ALCO), in dem über die Zinspositionen, die Entwicklung der Ertrags- und Risikokennzahlen sowie melderechtliche Erfordernisse beraten wird und Entscheidungsvorschläge erarbeitet werden. In diesem Ausschuss sind neben dem Ressortvorstand für das Treasury bzw. seinem Stellvertreter die Leiter aller operativen und die der Back-Office-Fachbereiche sowie der Leiter des Fachbereiches Controlling und der Abteilung Research vertreten. Die Beschlussfassung über Vor-

VaR täglich und im Jahresdurchschnitt zum genehmigten Limit im Jahr 2004 in %


100
90
80
70
60
50
40
30
20
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.
Wert
Mittelwert p. a.

„Ampelregelung". Die Essen Hyp ermittelt den potenziellen Barwertverlust des Gesamtportfolios bei einem allgemeinen Anstieg der Zinssätze zwischen zwei aufeinander folgenden Bankarbeitstagen um einen Basispunkt und um 100 Basispunkte für alle Fristigkeiten unter Berücksichtigung von definierten Messpunkten (so genannte „Ampelregelung" der BaFin). Dieser mit dem Key-Rate-Verfahren ermittelte Basis-Point-Value darf, bezogen auf einen Anstieg von 100 Basispunkten, einen von der BaFin festgelegten Grenzwert im Verhältnis zum haftenden Eigenkapital nicht übersteigen. Die Daten werden für jeden Tag ermittelt. Im Jahresverlauf 2004 betrug die „Ampelauslastung" im Durchschnitt 13,3 %, zum Jahresultimo ebenfalls 13,3 %. Die Essen Hyp stellt diese Meldung den Ratingagenturen Moody's, Standard & Poor's und Fitch-Ratings zur Verfügung. Des Weiteren werden diese Informationen auf aggregierter Basis monatlich auf unserer Internet-Seite veröffentlicht, um unseren Investoren einen Einblick in die Höhe des Zinsänderungsrisikos der Bank zu ermöglichen.

Risikoüberwachung

Marktrisiken – Value at Risk (VaR). Datenbasis für die Risikomessung ist die täglich durch den Fachbereich Controlling aktualisierte Zinsbindungsbilanz mit den Inkongruenzen pro Quartal. Im Jahresverlauf 2004 wurde die zur Risikoermittlung verwendete Zinsbindungsbilanz insofern verfeinert, als dass sie von Quartalsbasis auf Monatsbasis umgestellt wurde. Zur Messung und Quantifizierung der Risiken aus Festzinsüberhängen bei sich ändernden Marktzinsstrukturen wird auf Barwert-Kennzahlen zurückgegriffen. Die tägliche Ermittlung der arbitragefreien Zerobond-Abzinsungsfaktoren geschieht auf einer Zinskurve, bestehend aus aktuellen Renditen für öffentliche Pfandbriefe und den Zins-Swaps. Mit ihrer Hilfe werden die anfallenden Cashflows aus Zins und Tilgung abgezinst und zu einer Kennzahl verdichtet. Anschließend werden die unveränderten Cashflows mit den nach einer simulierten Marktpreisveränderung und einer Haltedauer von einem Geschäftstag sich ergebenden neuen Abzinsungsfaktoren ebenfalls abgezinst. Die Simulation erfolgt unter Verwendung historischer Zinsverläufe der letzten 255 Börsentage. Mit den so errechneten 254 Marktszenarien wird das aktuelle Portfolio jeweils neu bewertet. Auf Basis einer Verlustwahrscheinlichkeit (Konfidenzniveau) von 97,5 % wird dann die entsprechende maximale Wertveränderung des Zinsbuches berechnet. Der VaR des Gesamtzinsbuches beschreibt das aggregierte Marktrisiko der Bank.

Die Leistungsfähigkeit und praktische Relevanz des Modells werden über ein Backtesting geprüft. Dabei wird täglich der prognostizierte VaR der tatsächlich eingetretenen Barwertveränderung gegenübergestellt. Bei Anwendung eines einseitigen Konfidenzintervalls werden die so genannten Outliers, d. h. Werte außerhalb des Prognoseintervalls, ermittelt. Im Rahmen des 97,5%igen Konfidenzniveaus haben wir 2004 vier Werte festgestellt. Zurückzuführen waren diese Wertänderungen u. a. auf ungewöhnlich hohe Marktreaktionen.

Um Verluste zu begrenzen, die über das Konfidenzniveau von 97,5 % hinausgehen, wird unter Berücksichtigung von Extremszenarien ebenfalls eine Verlustobergrenze definiert und das Verlustpotenzial täglich ermittelt. Das Extremszenario ist dergestalt angelegt, dass die maximal eingetretenen Overnight-Zinsänderungen für die wichtigsten Stützstellen der Zinskurve isoliert über einen Zeitraum von 10 Jahren ermittelt und unkorreliert als Zinsshift auf die aktuelle Zinsstrukturkurve gelegt werden.

Sowohl für den VaR als auch für das Extremszenario werden vom Vorstand in Abstimmung mit dem Aufsichtsrat und der Commerzbank AG Limite vorgegeben, die jederzeit einzuhalten sind.

Per 31.12.2004 betrug der VaR prozentual vom genehmigten Limit 49,3 % und im Jahresverlauf durchschnittlich 69,8 %. Das Limit für Extremszenarien war zum Jahresultimo mit 52,5 % und im Jahresverlauf mit durchschnittlich 49,8 % ausgenutzt.

Darüber hinaus werden Stresstest-Szenarien simuliert, um mögliche Verluste bei extremen Marktveränderungen, die in der Regel nicht adäquat über VaR-Modelle abgebildet werden können, besser abschätzen und begrenzen zu können. Stresstests bilden damit eine sinnvolle Ergänzung zu den VaR-Analysen der historischen Simulation.

Neben der Berechnung des VaR und den Simulationsmöglichkeiten mit frei wählbaren Parametern kann das zugrunde liegende Portfolio durch Simulation von veränderten Zinskurven und geplantem Neugeschäft zeitnah angepasst werden.

Die Essen Hyp nutzt für die Ermittlung des VaR und der Marktwerte sowie des Zinsänderungsrisikos das am Markt etablierte EDV-Programm ATLAS sowie selbst entwickelte Bewertungstools.

Steuerung von Markt- und Liquiditätsrisiken

Management von Zinsänderungs-, Liquiditäts- und Währungsrisiken	Fachbereich Treasury und Fachbereich Gesamtbanksteuerung
Risikobemessung und Reporting, Entwicklung einheitlicher Methoden und Verfahren	Fachbereich Controlling
Überprüfung der Marktgerechtigkeit abgeschlossener Geschäfte und Einhaltung der Kreditlinien	Abteilung Marktgerechtigkeitsprüfung
Risikoberichterstattung	Fachbereich Controlling, Abteilung Marktgerechtigkeitsprüfung

Steuerung von Kredit- und Adressenausfallrisiken

von öffentlich-rechtlichen Schuldnern und privatrechtlichen Kreditinstituten	Fachbereich Treasury, Abteilung Meldewesen/Kreditanalyse
von privaten Kunden (Hypothekenkredite)	Fachbereich Hypotheken Marktfolge, Abteilung Meldewesen/Kreditanalyse
Bonitätsresearch in der Staatsfinanzierung	Funktion Research in der Abteilung Meldewesen/Kreditanalyse
Bonitätsresearch in der Hypothekenfinanzierung	Fachbereich Hypotheken Marktfolge, Fachbereich Hypotheken Markt, Abteilung Meldewesen/Kreditanalyse
Überprüfung der Einhaltung der Kreditlinien	Abteilung Marktgerechtigkeitsprüfung, Abteilung Meldewesen/Kreditanalyse
Behandlung von problembehafteten Hypothekenfinanzierungen	Abteilung Risikomanagement Hypotheken, Rechtsabteilung, Kreditabwicklung
Vorschlag für angemessene Risikovorsorge bei problembehafteten Hypothekenfinanzierungen	Fachbereich Hypotheken Marktfolge, Abteilung Risikomanagement Hypotheken, Kreditabwicklung
Risikoberichterstattung	Fachbereich Gesamtbanksteuerung, Abteilung Meldewesen/ Kreditanalyse, Abteilung Risikomanagement Hypotheken, Abteilung Marktgerechtigkeitsprüfung

Steuerung von operationellen Risiken

Einführung neuer Produkte	Neue-Produkte-Gruppe
Rechtliche Risiken	Rechtsabteilung, bei Bedarf mit Unterstützung externer Anwälte
Änderung gesetzlicher Rahmenbedingungen	Projektgruppe, zusammengesetzt aus Mitarbeitern tangierter organisatorischer Einheiten
Personal	Abteilung Personal
Aufbau- und Ablauforganisation	Organisationsabteilung in Zusammenarbeit mit der jeweiligen organisatorischen Einheit
DV-Risiken	EDV-/IT-Abteilung
Betriebsmittel und sonstige Infrastruktur	Organisationsabteilung
Interne Kontrollen	Abteilung Interne Revision

zu den Risikopositionen der Bank, über das wir die von uns eingesetzten Modelle validieren können.

Im Geschäftsjahr 2005 werden wir die Zusammenarbeit im Risikocontrolling weiter ausbauen. Dies drückt sich insbesondere durch konzernweite, u. a. Basel-II-getriebene Projekte aus, die bereits im Jahr 2004 gestartet wurden.
So wurde in einem separaten Projekt eine konzernweite und -einheitliche Ermittlung und Darstellung der Liquiditätsrisiken in 2004 nahezu umgesetzt.
Ferner werden neben den täglich ermittelten Risikokennzahlen für das allgemeine Marktrisiko auch solche für das spezifische Marktrisiko durch die Commerzbank AG ermittelt. Hier ist die Essen Hyp ebenfalls in das von der Commerzbank AG initiierte Projekt zur Ermittlung der Credit-Spread-Risiken eingebunden. Die Positionen der Essen Hyp werden in die Berechnung des Credit-Spread-VaR der Commerzbank AG integriert, so dass täglich Risikozahlen für das spezifische Marktrisiko der Essen Hyp vorliegen.
Zur Stärkung der Prozesssicherheit wurde unter Leitung des Risikocontrollings der Essen Hyp bereits im Jahr 2003 ein Projekt aufgenommen, das im Ergebnis die Generierung der Zinsbindungsbilanz unmittelbar aus unserem Front-End-System ATLAS ermöglicht. Die umfangreichen Umstellungsarbeiten wurden – begleitet von einer Überprüfung des eingesetzten Modells durch eine Prüfungsgesellschaft – in 2004 vorgenommen.

Für das Jahr 2005 ist geplant, auch die Risikoberechnung (VaR) auf Basis des Front-End-Systems ATLAS durchzuführen. Zusätzlich ist für das Jahr 2005 geplant, neben dem VaR auch ein Credit-Spread-VaR selbst zu ermitteln. Diese Berechnungen können wir dann direkt anhand der Daten unseres Front-End-Systems ATLAS vornehmen. Ziele des Projektes sind insbesondere

- die zusätzliche Verfeinerung und Segmentierung der Risikomessung,
- die Ergänzung der Risikomessung um weitere Szenarioanalysen und Stresstests,
- eine Vereinfachung der Abläufe sowie
- die verbesserte Analysemöglichkeit der Risikosensitivitäten.

Um den Projektfortschritt übersichtlich zu gestalten, ist die technische und fachliche Umsetzung in mehreren modularen Phasen für das Jahr 2005 geplant. Dies ermöglicht es uns, die einzelnen Module nach Abschluss der Entwicklung unverzüglich in die Praxis umzusetzen. So können wir bereits vor dem Abschluss des Gesamtprojektes Erfahrungen mit den implementierten Methoden und Prozessen sammeln. Die nachfolgende Tabelle gibt die Zuordnung der wichtigsten Aufgaben der Risikoüberwachung und des Risikomanagements zu den verantwortlichen organisatorischen Einheiten wieder:

Personal, Technologie oder durch externe Faktoren entstehen. Zu den operationellen Risiken zählen wir auch die rechtlichen Risiken, die sich aus gesetzlichen Rahmenbedingungen, Handlungen und Verträgen ergeben.

Duale bilanzielle Steuerung

Abschluss nach HGB und IAS/IFRS. Die Essen Hyp erstellt sowohl einen HGB-Einzelabschluss als auch – bedingt durch die Konzernbilanzierung – einen Abschluss nach International Accounting Standards/ International Financial Reporting Standards (IAS/ IFRS). Die Steuerung nach IAS/IFRS orientiert sich im Vergleich zum nationalen Handelsrecht in weitaus höherem Maße am Marktwert. Danach werden alle nicht originär erworbenen Forderungen und Derivate zu Marktwerten bilanziert, da die Kategorie „Held to Maturity“ konzerneinheitlich nicht genutzt wird. Die Marktwertveränderungen werden je nach bilanzieller Zuordnung entweder erfolgswirksam oder erfolgsneutral erfasst. Diese Teilbilanzierung zu Marktwerten, das so genannte Mixed-Modell, machte die Strukturierung des Gesamtzinsbuches im Rahmen der Gesamtbanksteuerung in Teilportfolios notwendig. Nur so können wir die bilanziellen Auswirkungen nach IAS/IFRS im Rahmen von Limiten begrenzen und steuern. Die tägliche Ergebnisermittlung für den Bereich IAS/IFRS dient auch dazu, die potenziellen Auswirkungen von Maßnahmen der Aktiv-Passiv-Steuerung aufzuzeigen.

Struktur des Risikomanagements – Aufgaben und Verantwortung. Die Risikopolitik der Essen Hyp wird vom Vorstand im Rahmen des Konzernverbundes festgelegt. An dieser orientiert sich das Risikomanagement der Bank. Im Risikocontrolling arbeiten wir seit Jahren intensiv mit der Commerzbank AG zusammen. Hierzu zählen insbesondere die tägliche Übermittlung der bilanziellen und außerbilanziellen Positionen der Essen Hyp sowie die Meldung der Kredit- und Marktpreisrisiken an unsere Konzernobergesellschaft. Diese Zusammenarbeit dient einer/einem konzernweit einheitlichen Risikosteuerung/Risikocontrolling.

Gemäß den vom Gesamtvorstand verabschiedeten Rahmenbedingungen dürfen Risiken nur innerhalb eines festgesetzten Risikorahmens unter Beachtung der gesetzlichen Vorschriften eingegangen werden. Unter Berücksichtigung der Eigenkapitalausstattung sowie der Ertragslage der Essen Hyp hat der Gesamtvorstand ein System risikobegrenzender Limite einschließlich einer Verlustobergrenze installiert, das unter Beachtung der Erfordernisse der Konzernrisikosteuerung festgelegt wurde.

Die Änderungen von Limiten und Limitsystemen erfordern in Vorbereitung auf das Genehmigungsverfahren durch unseren Aufsichtsrat bzw. durch dessen Risikoausschuss die Votierung des Zentralen Stabs Risikocontrolling (ZRC) der Commerzbank AG. Durch die ergänzende Einbindung der Essen Hyp in das geschäftstägliche Reporting erhalten wir zusätzlich zur eigenen Berechnung ein Feedback des ZRC

Risikobericht

Parallel zur Sicherstellung der Wertschöpfung ist das Management der Essen Hyp besonders für die effektive Kontrolle der Bank verantwortlich. Wir verstehen dieses Beobachtungs- und Interventions-Instrumentarium keineswegs als „Counterpart" der Wertschöpfung, sondern als deren integralen Bestandteil. Ohne ein effektives Risikomanagement und -controlling ist eine nachhaltige Wertschöpfung nicht zu gewährleisten. Die Identifizierung, Quantifizierung und Steuerung der für unser Haus relevanten Risiken ist nicht zuletzt regulatorisch determiniert, zumal Hypothekenbanken als Spezialkreditinstitute zusätzlichen gesetzlichen Beschränkungen unterliegen, die sich aus dem Hypothekenbankgesetz (HBG) und einschlägigen Verlautbarungen der Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) ableiten. Die Beachtung dieser Vorschriften und die Verpflichtung, den ständig steigenden Anforderungen der Marktteilnehmer gerecht zu werden, erfordern ein professionelles Management von Risiken und prägen das Bild einer modernen Hypothekenbank.

Risikoüberwachungssystem

Die Essen Hyp arbeitet mit einem umfassenden Risikoüberwachungssystem. Vollständig dokumentiert ist das Risikoüberwachungssystem in einzelnen (elektronischen) Organisationshandbüchern. Eine übergeordnete Zusammenfassung stellt hierzu den systematischen Bezugsrahmen dar.

Risikokategorien

Die Essen Hyp subsumiert unter dem Begriff Risiko einen möglichen Verlust aufgrund unerwarteter Veränderungen, die zu negativen Abweichungen von prognostizierten Vermögens-, Finanz- und Ertragsentwicklungen der Bank führen könnten. Für uns sind hier besonders Markt-, Liquiditäts-, Kredit- bzw. Adressenausfallrisiken sowie operationelle Risiken relevant.

- Marktrisiken bergen die Gefahr von Verlusten durch nachteilige Veränderungen von Preisen bzw. preisbeeinflussenden Parametern. Für die Essen Hyp sind in diesem Zusammenhang fast ausschließlich die Zinsänderungsrisiken von Bedeutung. Im Mittelpunkt unserer Risikobetrachtung steht die Quantifizierung des möglichen Overnight-Verlustes. Daneben ermitteln wir das Verlustpotenzial bei längeren Haltedauern. Währungsrisiken werden durch entsprechende Absicherungsgeschäfte ausgeschlossen.
- Liquiditätsrisiken bergen die Gefahr, wegen nicht darstellbarer Liquidität vertragliche Zahlungsverpflichtungen nicht oder nicht rechtzeitig erfüllen oder aufgrund unzulänglicher Markttiefe oder von Marktstörungen Geschäfte nicht oder nur mit Verlusten auflösen zu können.
- Kredit- bzw. Adressenausfallrisiken bestehen im teilweisen oder vollständigen Ausfall einer von einem Geschäftspartner vertraglich zugesagten Leistung.
- Operationelle Risiken definieren wir als die Gefahr von Verlusten, die aufgrund der Unangemessenheit oder des Versagens von internen Verfahren,



Gute Marktstellung eröffnet Chancen

Seit jeher zählen die skandinavischen Länder zum Investorenkreis unserer Jumbos und Globals. In diesem Teil Europas ist **Dänemark** das Land, in dem wir in den letzten fünf Jahren das größte Volumen unserer Pfandbrief-Emissionen absetzen konnten. Aber auch in Finnland, Norwegen und Schweden sehen wir beachtliches Potenzial.

Bleibt bei den Hypothekenbanken also alles beim Alten? Keine Konsolidierungen?
Es ändert sich immer etwas. Vieles spricht jedoch dafür, dass sich die Veränderungen bei den Hypothekenbanken in Grenzen halten werden. Auch wenn sie ab Mitte des Jahres theoretisch sämtliche Bankgeschäfte ausüben dürfen, werden sich die meisten wohl auf eine sinnvolle Abrundung ihrer bisherigen Geschäftsaktivitäten beschränken, um sich neue Ertragspotenziale zu erschließen. Jede Hypothekenbank wird hier ihren eigenen Weg finden. Die Spezialisierung auf das Immobilien- und Staatsfinanzierungsgeschäft bleibt eine Erfolg versprechende Strategie, da sie betriebswirtschaftlich betrachtet Sinn macht.

Wie wird sich das neue Pfandbriefrecht auf Ihre Verbandstätigkeit auswirken?
Natürlich wird der VDH seine derzeitigen Strukturen und sein Aufgabenfeld den neuen Herausforderungen anpassen. Wir beabsichtigen, der erste säulenübergreifende kreditwirtschaftliche Spitzenverband in Deutschland zu werden. Unter dem Namen „VDP Verband deutscher Pfandbrief-Banken“ wird sich der VDH in Zukunft allen Instituten öffnen, die Pfandbriefe emittieren. Der VDP wird als Kompetenzcenter für eine globale Positionierung des Pfandbriefes eintreten und eine einheitliche Interessenvertretung gegenüber dem Gesetzgeber, der Bundesanstalt für Finanzdienstleistungsaufsicht, den Ratingagenturen und allen anderen Marktteilnehmern gewährleisten. Es wird – insbesondere auch auf internationaler Ebene – ein wichtiges Signal für den Kapitalmarkt sein, wenn alle Häuser, die Pfandbriefe emittieren, durch Mitgliedschaft und aktive Mitarbeit im VDP ihrem Bekenntnis zum Pfandbrief Ausdruck verleihen.

Vielen Dank für das Gespräch.

(Das Interview wurde geführt am 31. Januar 2005)

Die besondere Aufsicht der Hypothekenbanken durch die Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) gilt unter Analysten und Investoren als wesentliches Qualitätssicherungsinstrument. Der VDH fordert in diesem Zusammenhang ein Kompetenzzentrum bei der BaFin, das alle künftigen Emittenten umfasst. Warum?
Im Unterschied zu ungedeckten Bankschuldverschreibungen zeichnet den Pfandbrief aus, dass die Spreads einzelner Pfandbriefemittenten untereinander sehr eng sind, also eine hohe Homogenität des Marktes besteht. Die einheitliche und gleichförmige Ausübung der Aufsicht in einem alle Bankengruppen umfassenden Kompetenzcenter bei der BaFin ist für die durchgängig hohe Qualität des Pfandbriefs ein unbedingtes Muss. Eine Aufsicht durch verschiedene Referate leistet der Gefahr unterschiedlicher aufsichtlicher Standards und Praktiken Vorschub. Dies kann nicht gewollt sein.

Wird mit dem Wegfall des Spezialbankprinzips auch die Hypothekenbank als Spezialbank vom Markt verschwinden?
Nein. Zunächst einmal sind Hypothekenbanken bedeutende Finanziers staatlicher Aufgaben und der deutschen Immobilienwirtschaft. Mit einem Marktanteil von 42 % sind sie der größte Staatsfinanzierer in Deutschland, gefolgt von den Landesbanken mit 28 %. In der Wohnungsfinanzierung (Marktanteil 21 %) sind sie nach den Sparkassen (27 % Marktanteil) die zweitgrößten Geldgeber, in der gewerblichen Immobilienfinanzierung sind sie mit einem Marktanteil von 38 % sogar führend. Hinzu kommen die hohe Expertise und die schlanken Strukturen, die sich aus der gesetzlich erzwungenen Spezialisierung auf die Immobilien- und Staatsfinanzierung ergeben haben. Damit besitzen die Hypothekenbanken das Know-how und gleichzeitig die nötige Flexibilität, um auf ein sich änderndes Marktumfeld zu reagieren. Auch auf der Emissionsseite haben die Hypothekenbanken als Daueremittenten eine sehr hohe Expertise und eine ausgezeichnete Reputation aufgebaut. Im Kapitalmarkt spielen Bekanntheit und Vertrauen eine große Rolle – beides haben sich die Hypothekenbanken erarbeitet.
Aus eben diesen Gründen meine ich auch, dass eine Reintegration einer Hypothekenbank in ihren Mutterkonzern wohl überlegt sein will. Die Fokussierung dieser spezialisierten Institute auf ihre Kernaktivitäten ist ein Wettbewerbsvorteil, den die Mutterkonzerne nur ungern aufgeben dürften. Hinzu kommt, dass eine Reintegration von Personal, Organisationsstrukturen und IT-Systemen aufwändig und komplex ist, so dass potenzielle Skaleneffekte und Kosteneinsparungen häufig schwer zu realisieren sein dürften. Schließlich ist nicht zu verkennen, dass das Pfandbriefgesetz anspruchsvolle Anforderungen an den Emittenten stellt, deren Erfüllung keineswegs zum Nulltarif zu haben ist.

reduzierte Eigenkapitalunterlegungspflicht sowie die erweiterten Anlagemöglichkeiten bei institutionellen Investoren verloren gehen. Es reicht also völlig aus, dass Pfandbriefe als Bankforderungen bis 10 % in den Deckungsmassen enthalten sein können, so wie dies heute schon der Fall ist.

Das neue Pfandbriefgesetz verlangt wie das HBG für die Deckung die Beleihungswertermittlung. Wie stehen Sie zu dem Wunsch der öffentlichen Banken, im Hinblick auf bestehende Deckungsmassen andere Wertermittlungsmethoden zuzulassen?
Um es deutlich zu sagen: Wer fordert, Abstriche an der konservativen Beleihungswertermittlung vorzunehmen, rüttelt an den Grundfesten der Erfolgsstory des Pfandbriefs. Der Beleihungswert ist das zentrale und bewährte Qualitätskriterium der Hypothekenpfandbriefe. Er immunisiert den Wert hypothekarisch gesicherter Forderungen gegen spekulative Marktpreisentwicklungen. Mir ist keine andere Wertermittlungsmethode bekannt, die an die Qualität dieses Konzepts heranreicht. An der Beleihungswertermittlung muss deshalb festgehalten werden. Dies gilt auch bei bereits vorhandenen Deckungswerten. Die vorgeschlagenen pauschalen Abschläge von Verkehrswerten liefern keine verlässlichen und nachhaltigen Resultate. Das Einzige, worüber in diesem Zusammenhang verhandelt werden kann, ist die Frage, ob und unter welchen Voraussetzungen öffentlich-rechtlichen Emittenten eine Übergangsfrist eingeräumt werden kann, innerhalb derer sie die Beleihungswerte nachermitteln müssen.

Wie beurteilen die Pfandbriefinvestoren die Veränderungen des Pfandbriefrechts?
Es ist bemerkenswert, in welch hohem Maße Analysten und Investoren die Linie des VDH unterstützen. Zum einen spricht dies für die enge Kundenbeziehung der Hypothekenbanken zu den Investoren, zum anderen sollte dies den Gesetzgeber bestärken, keine schädlichen Eingriffe in den Gesetzentwurf vorzunehmen. Ein Gesetz, das zu einem schwachen Pfandbrief führt, den Investoren meiden, wäre für den Finanzmarkt Deutschland eine Katastrophe.

Wie positioniert sich der Pfandbrief mit dem neuen Gesetz gegenüber den europäischen Wettbewerbsprodukten?
Der Pfandbrief hat dank der erfolgreichen Internationalisierungsstrategie der Hypothekenbanken eine wahre Covered-Bond-Euphorie ausgelöst. Dieses positive Ergebnis führt aber dazu, dass der Wettbewerb um die Gunst der Anleger zugenommen hat, auch wenn der Pfandbrief noch eine dominierende Position in diesem Rentensegment einnimmt. Die Hypothekenbanken wollen auch weiterhin ihre führende Rolle in der Gestaltung des Covered-Bond-Marktes beibehalten.

licht werden, um Marktteilnehmern ein eigenes Urteil über die Art und die Qualität der Deckungswerte zu erleichtern. Damit wird Transparenz über die Marktdisziplin zu einem Baustein der Qualität.
Und schließlich versteht es sich von selbst, dass Forderungen, die eine Abkehr von bewährten Sicherheitsmechanismen bedeuten oder konträr zu EU-Richtlinien stehen, eine klare Absage erteilt werden muss. Ich denke hier etwa an die Forderungen, Mortgage Backed Securities und Pfandbriefe in Deckung nehmen zu können oder Abstriche an der konservativen Beleihungswertermittlung vorzunehmen.

Der Entwurf der Bundesregierung sieht für den Erhalt einer Pfandbriefbanklizenz detaillierte Anforderungen an das Risikomanagement der Deckungsmassen vor. Der Bundesrat sieht hierin unnötigen administrativen Aufwand. Wie ist die Position des VDH?
Exzellente Qualität ist nicht zum Nulltarif zu haben oder „there is no free lunch". Die Anforderungen an das Risikomanagement bilden den Kern der Qualitätssicherungsmaßnahmen, welche die Aufgabe des Spezialbankprinzips kompensieren sollen. Es ist zwingend, dass eine Pfandbriefbank die Risiken der Deckungsmassen jederzeit beurteilt, steuert und überwacht. Denn der Pfandbrief zeichnet sich gerade dadurch aus, dass ein Pfandbriefinhaber im Fall der Insolvenz des Emittenten seine vereinbarten Zins- und Kapitalzahlungen rechtzeitig aus der für ihn reservierten Deckungsmasse erhält. Das setzt aber voraus, dass die Deckungsmassen stets gesondert zu managen sind, wie dies vom Gesetz vorgeschrieben wird. Gerade im Fall allgemein tätiger Pfandbriefbanken unterscheidet sich das Risikoprofil der Deckungsmassen wesentlich vom sonstigen Bankgeschäft. Im Übrigen spiegelt sich darin auch die Ratingrealität wider. Die drei führenden Ratingagenturen gehen zunehmend dazu über, die Deckungsmassen und deren Risikomanagement durch den Emittenten eingehend zu analysieren und darauf ihr Ratingurteil zu stützen.

Der Bundesrat regt zudem an, Pfandbriefe über den zulässigen Rahmen von 10 % hinaus als Deckungswerte für Pfandbriefe zuzulassen.
Diese Forderung lehnen die Hypothekenbanken ab. Die unbeschränkte Indeckungnahme von Pfandbriefen würde das Emissionsvolumen künstlich aufblähen und einen breiten Raum für reine Arbitragegeschäfte bieten. Die Folgen einer solchen Entwicklung sind für einen gesunden Markt schädlich und verprellen die Investoren, welche die Hypothekenbanken pflegen. Hinzu kommt, dass die Indeckungnahme aus EU-wettbewerbsrechtlichen Gründen auch vergleichbare Produkte aus dem Ausland umfassen müsste. Dies würde den Pfandbrief endgültig verwässern. Und schließlich würden die

die auf Basis des HBG emittiert werden, nicht erreichen würden und es somit zu einer schädlichen Teilung des Pfandbriefmarktes kommen würde. Gleichzeitig lehnte die Mehrheit der öffentlich-rechtlichen Landesbanken die Gründung eigener Hypothekenbanken für die Emission von Pfandbriefen gemäß HBG ab. Für die privaten Hypothekenbanken war unter diesen Umständen klar, dass es nur einen Weg gibt: nach vorne.

Wie sahen die von Ihnen erarbeiteten Lösungen aus?
Es galt, die ausgezeichnete und international anerkannte Sicherheit des Pfandbriefs auch in Zukunft zu sichern und einen hohen Wiedererkennungswert bei den Investoren zu gewährleisten. Deshalb war es aus Sicht unserer Institute erforderlich, an den bewährten hohen Anforderungen des HBG festzuhalten und zusätzliche qualitätssichernde Maßnahmen, insbesondere ein strenges Lizenzverfahren, ein professionelles Risikomanagement der Deckungsmassen sowie ein Marktkorrektiv durch hohe Transparenzanforderungen, als Kompensation für den Verlust des Spezialbankprinzips einzubeziehen. Dabei kam uns zugute, dass auf Betreiben der Hypothekenbanken in der letzten HBG-Novelle die Deckungsmassen insolvenzrechtlich gestärkt wurden. Unsere Lösungsansätze finden sich nicht zuletzt dank intensiver Konsultationen mit den zuständigen Ressorts in dem Gesetzentwurf wieder.

Das heißt: Die Hypothekenbanken begrüßen den Gesetzentwurf, den die Bundesregierung am 13. Oktober 2004 vorgelegt hat?
Ja, der VDH begrüßt den Entwurf. Mit einigen noch notwendigen Nachbesserungen bildet der moderne und klar strukturierte Gesetzestext eine sehr gute Basis für die Konkurrenzfähigkeit und das Wachstum des Pfandbriefmarktes und somit die Fortschreibung der Erfolgsgeschichte des Pfandbriefs.

Wo sehen Sie noch Nachbesserungsbedarf?
Nachbesserungsbedarf sehen wir vor allem bezüglich der Deckungsfähigkeit hypothekarisch besicherter Forderungen aus den USA. Sowohl mit Blick auf die verbesserte Risikodiversifizierung der Deckungsmassen als auch durch die zu generierenden zusätzlichen Ertragspotenziale im weltgrößten Immobilienmarkt steht dieses Petitum ganz oben auf der Agenda. Hier deutet sich eine Regelung in unserem Sinne an.
Auch sind die im Entwurf vorgesehenen Transparenzanforderungen hinter dem gebotenen Ausmaß zurückgeblieben. Dies gilt insbesondere für die Deckungsmassen der Hypothekenpfandbriefe. Hier unterstelle ich der sachkundigen Öffentlichkeit ein größeres Interesse an Leistungsstörungen im Immobiliengeschäft als im Staatskreditgeschäft. Insofern halte ich die alleinige Information über Zinsrückstände im Staatskreditgeschäft nicht für sinnvoll. Auch die Kenntnis über die regionale Diversifizierung der Deckungsmasse des Hypothekenpfandbriefs innerhalb eines Landes ist für Investoren wichtig. Die hohen gesetzlichen Anforderungen an das Risikomanagement der Emittenten machen insbesondere dann Sinn, wenn die „marktrelevanten Fakten“ zeitnah veröffent-

Interview mit Dr. Louis Hagen, Hauptgeschäftsführer des Verbandes deutscher Hypothekenbanken (VDH), zur Neuordnung des Pfandbriefrechts in Deutschland

VDH begrüßt neues Pfandbriefgesetz

In wenigen Monaten, am 18. Juli 2005, soll die Neuordnung des Pfandbriefrechts in Deutschland in Kraft treten. Die bislang gültigen Gesetze – das Hypothekenbankgesetz (HBG) für private Emittenten, das Gesetz über die Pfandbriefe und verwandten Schuldverschreibungen öffentlich-rechtlicher Kreditanstalten (ÖPG) für öffentlich-rechtliche Emittenten sowie das Schiffsbankgesetz für die Ausgabe von Schiffspfandbriefen – werden durch ein einheitliches Pfandbriefgesetz ersetzt, das es allen deutschen Kreditinstituten erlauben wird, Pfandbriefe zu emittieren, sofern sie gesetzlich definierte Anforderungen erfüllen.

Herr Dr. Hagen, wie sehen die privaten Hypothekenbanken das Herannahen des Pfandbriefgesetzes?
Sie sehen es mit gespannter Erwartung und einem gesunden Maß an Skepsis. Die Abkehr vom Spezialbankprinzip ist ein hoher Preis, den unsere Institutsgruppe für das neue Gesetz entrichtet. Aus Sicht der privaten Hypothekenbanken war und ist das Spezialbankprinzip eine der tragenden Säulen der Pfandbriefqualität. Seit Erlass des HBG hat kein Pfandbriefgläubiger bei einer Investition in Pfandbriefen Geld verloren. Das ist ein beeindruckender Track Record. Es kommt daher nun darauf an, dass dem gezahlten Preis eine angemessene Gegenleistung gegenübersteht.

Dennoch haben die privaten Hypothekenbanken im Vorfeld des Gesetzgebungsverfahrens aus eigener Initiative für ein einheitliches Pfandbriefgesetz optiert – wieso?
Weil die Hypothekenbanken keine Besitzstandswahrer sind. Maßgeblich für dieses Handeln waren vor allem die Mitte Juli 2005 auslaufenden staatlichen Garantien für öffentlich-rechtliche Kreditinstitute. Damit entfiel aus rechtlicher Sicht die Rechtfertigung, die Pfandbriefemission öffentlich-rechtlicher Emittenten anderen, sprich leichteren Voraussetzungen zu unterwerfen als die privater Emittenten. Aus Sicht des Marktes stand zu befürchten, dass Pfandbriefemissionen auf Basis des ÖPG nach dem Wegfall von Anstaltslast und Gewährträgerhaftung die hohe Kreditqualität von Papieren,

Roadshow in Begleitung von Bundeskanzler a. D. Dr. Helmut Kohl mit Stationen in Stockholm und Moskau fort.
Für Präsentationen und Investorengespräche im Zusammenhang mit bevorstehenden Emissionen werden wir ebenfalls jenseits der Grenzen Deutschlands unterwegs sein. Ziele sind Österreich, die Schweiz, Großbritannien sowie die Länder in Süd- und Osteuropa. Weiterhin sind Termine in Asien, in den USA und in Kanada geplant. Darüber hinaus werden wir die guten Beziehungen zu den neu gewonnenen Investoren im Mittleren Osten pflegen.

4. Kapitalmarktkonferenz – internationale Finanzmarktspezialisten besuchen Essen. Vom 15. bis 16. Juni 2005 erwartet die Essen Hyp wieder rund 400 Kapitalmarktspezialisten, Analysten, Investment-Experten, Wirtschaftswissenschaftler und Investoren aus aller Welt in der Ruhrmetropole. Gemeinsam werden auf der 4. Kapitalmarktkonferenz die neuen Entwicklungen auf den Märkten und die Trends in der Verbriefung diskutiert. Mit der Kapitalmarktkonferenz möchten wir zugleich unsere Überzeugung unterstreichen, dass sich der Erfolg des Pfandbriefs in Zukunft fortsetzen wird.

Rahmenbedingungen im Wandel

Neues Pfandbriefgesetz – neue Chancen nutzen, Spitzenposition wahren. Mit der Einführung des Pfandbriefgesetzes werden einerseits Hypothekenbanken neue Geschäftsfelder für sich erschließen können, andererseits erhalten alle anderen Banken die Option, selbst Pfandbriefe zu emittieren. Die Qualität des Produkts Pfandbrief wird aufgrund der strengen gesetzlichen Regelungen des Pfandbriefgesetzes unverändert sichergestellt. Durch das neue Gesetz entfällt das bis dato im Hypothekenbankgesetz (HBG) geregelte Spezialbankprinzip, gleichzeitig steht es für die kontinuierliche Modernisierung des Pfandbriefrechts. Wir erwarten, dass uns das Pfandbriefgesetz neue Aktionsräume eröffnen wird. Demzufolge werden wir den Markt auf neue, der bisherigen Ausrichtung der Essen Hyp entsprechende Geschäftsfelder hin überprüfen. Dies wird unterstützt durch den erwarteten Wegfall der Begrenzung des ausländischen Deckungsgeschäfts für alle EU-Staaten sowie der noch geltenden Umlaufgrenze, die das bilanzielle Wachstum auf das 60-Fache des haftenden Eigenkapitals begrenzt.

mit ausländischen Adressen, um in diesem Segment für die zukünftigen Veränderungen des rechtlichen Rahmens für Hypothekenbanken gerüstet zu sein. Darüber hinaus werden wir uns dem aktiven Spreadmanagement und dem Ersatz von Fälligkeiten widmen. Maßgabe ist dabei die kontinuierliche Optimierung unseres gesamten Kreditbestandes.

Hypothekengeschäft

Moderates Bestandswachstum. Unseren Kreditbestand im Hypothekengeschäft werden wir kontinuierlich ausweiten. Unsere Planungen sehen dabei im ausländischen Immobilienfinanzierungsgeschäft ein größeres Volumen vor, als 2004 abgeschlossen wurde. Geografisch konzentrieren wir uns unverändert auf die Märkte in Großbritannien, den USA, Frankreich, den Benelux-Ländern und Kanada. Ziel bleibt, unser Kreditportfolio nach Regionen und Immobilienarten weiter zu diversifizieren, um die Bank mit Blick auf Marktschwankungen noch weniger ergebnisanfällig zu machen. Zusätzlich werden wir unsere länderspezifischen Markt- und Rechtskenntnisse weiter ausbauen, um in neuen Märkten Fuß fassen zu können. Unsere Planungen für den deutschen Markt gehen von einem geringeren Volumen als im Berichtsjahr aus, das durch den Ankauf eines Portfolios wesentlich beeinflusst wurde. Zwar halten wir uns eine solche Option weiterhin offen, sie ist jedoch nicht fester Bestandteil unserer Geschäftsplanung. Dem Retailgeschäft messen wir weiterhin eine hohe Bedeutung zu.

Refinanzierung

Vier Jumbos geplant. Neben der Emission kleinvolumiger Pfandbriefe wird sich die Essen Hyp auch 2005 auf dem Jumbo- und Global-Markt engagieren. Derzeit planen wir mit vier großen Emissionen, die wir – vorausgesetzt das Emissionsklima entspricht unseren Erwartungen – quartalsweise am Markt platzieren werden. Wir sind überzeugt, dass die Qualität unserer Pfandbriefe auch 2005 – der zunehmenden Zahl ähnlicher Produkte im europäischen Ausland zum Trotz – die Investoren überzeugen wird.

Bilanzsumme

Wachstum auf Vorjahresniveau. Basierend auf unserer Prognose für die gesamtwirtschaftliche Entwicklung und für die Entwicklung des Kapitalmarktes gehen wir unter Berücksichtigung des geplanten Aktiv- und Passivgeschäfts von einem Bilanzsummenwachstum aus, das in etwa die gleiche Größenordnung wie im Berichtsjahr erreichen wird. Diese Einschätzung beruht auf der Prämisse, dass der mit Inkrafttreten des Pfandbriefgesetzes erwartete Wegfall der Umlaufgrenze im Jahr 2005 noch keine größeren Auswirkungen für unsere Bilanzsummenplanung zeigen wird.

Aufwand und Ertrag

Ertragsstabilisierung. Unter Berücksichtigung der geplanten Risikoaktiva gehen wir davon aus, im Geschäftsjahr 2005 das Betriebsergebnis erneut steigern zu können. Entsprechend wollen wir die Cost-Income Ratio auf ihrem aktuellen Niveau halten und den Return on Equity nach Steuern um die Marke von 14 % bestätigen.

Relationship-Management

Gute Geschäftsbeziehungen pflegen, neue Investoren gewinnen. Wir werden das Jahr 2005 nutzen, im In- und Ausland weitere Investorenkreise von der Leistungsfähigkeit der Essen Hyp und der Qualität ihrer Produkte zu überzeugen. Bereits zu Beginn des neuen Jahres setzen wir deshalb unsere internationale

Ausblick

Wirtschaftliche Entwicklung

Globaler Aufschwung setzt sich fort. Das Wachstum der Weltwirtschaft wird 2005 mit etwas vermindertem Tempo weitergehen. Konjunkturlokomotive bleiben die Vereinigten Staaten mit einem Wirtschaftswachstum von voraussichtlich knapp 4 %. Leicht steigende Lohnstückkosten werden in Verbindung mit anderen preistreibenden Faktoren zu einem Anstieg der Teuerungsrate auf Verbraucherebene führen. Wir gehen deshalb davon aus, dass die Federal Reserve ihren Tagesgeldzielsatz bis zum Jahresende 2005 signifikant heraufschleusen wird. Im weltweiten Trend liegend wird sich die Konjunktur in Japan wieder etwas abkühlen, aber nicht – wie in den Neunzigern – in eine tiefe Rezession zurückfallen. Ein Ende der Deflation ist dort abzusehen. Gleichwohl kann davon ausgegangen werden, dass die japanische Notenbank 2005 an ihrer Nullzins-Politik festhält.
Die Aufwertung des Euro wird das wirtschaftliche Wachstum in den Euroländern merklich bremsen. Ein Effekt, der insbesondere in Deutschland zu spüren sein wird. Die Währungsaufwertung in Verbindung mit niedrigen Lohnabschlüssen wird dazu führen, dass die Inflationsrate im Euro-Raum deutlich unter die Marke von 2 % fällt. Die EZB wird – wenn überhaupt – erst gegen Ende des Jahres 2005 ihre Leitzinsen anheben.
Entsprechend der Prognose steigender US-Renditen ist auch hierzulande von anziehenden Kapitalmarktrenditen auszugehen. Da der deutsche Rentenmarkt die Vorgabe aus Übersee nur unterproportional nachvollziehen wird, rechnen wir mit einem zunehmenden Zinsvorsprung von US-Staatsanleihen.

Konsolidierung der Immobilienmärkte setzt sich fort. Ab 2005 wird eine beginnende Erholung der Immobilienmärkte zu spüren sein. Eine umfassende Trendwende ist erst 2006 in Sicht. Für Deutschland muss nochmals mit moderat sinkenden Büromieten gerechnet werden. Die Leerstände werden sich stabilisieren oder sogar leicht abnehmen. Eine bessere Entwicklung wird durch ein zu hohes Flächenangebot verhindert. Im Einzelhandel kann ab 2005 mehrheitlich mit moderat steigenden Mietpreisen gerechnet werden, wobei sich die Nachfrage auf 1-a-Lagen konzentrieren wird. Bei Wohnimmobilien ist ab Ende 2005 mit einem Anstieg der Preise zu rechnen. Bis dahin wird die Bautätigkeit weiter abnehmen. Bei Wohnimmobilien wird der Anteil der Neuerstellungen in Relation zum Immobilienbestand noch bis 2006 deutlich unter 1 % liegen.
Auf dem französischen Immobilienmarkt ist für 2005 eine Erholung und Stabilisierung der Mieten zu erwarten. Für den Immobilienmarkt in London ist nicht oder nur mit geringen Mietzuwächsen zu rechnen. Im Rahmen der Konsolidierungsphase sollte die Nachfrage nach neuen Flächen 2005 stabil bleiben, die Leerstände bilden sich langsam zurück. Für den Immobilienmarkt in den USA hoffen die Marktteilnehmer für 2005 auf eine ähnliche Entwicklung wie im Vorjahr, in dem sich die Werte stabilisierten und sich die Nachfrage auf dem Vermietungsmarkt verbesserte. Positiv stimmt, dass neu hinzukommende Flächen 2004 schneller vom Markt absorbiert wurden. Insgesamt sind jedoch zwei Jahre der Konsolidierung erforderlich, bevor für die Jahre ab 2006 ein spürbarer Aufwärtstrend am Markt beginnen kann.

Staatskreditgeschäft

Internationalisierung wird fortgesetzt. Für 2005 planen wir, unser Staatskreditgeschäft weiter auszubauen. Im Fokus steht dabei die Erweiterung unseres Geschäfts



Erfolge in schwierigem Marktum

Nicht das mögliche Geschäftsvolumen, sondern die Erfüllung strenger Guidelines gibt den Ausschlag für unser Engagement in einer Immobilienfinanzierung. Deshalb beobachten wir Marktentwicklungen sehr genau. Einige Immobilienmärkte – insbesondere in Europa – haben in den letzten Jahren eine Baisse durchlebt. Erst 2004 wurde in den Märkten die Talsohle erreicht, in einigen Regionen konnte sie sogar durchschritten werden. Was die guten Nachrichten anging, übernahm der **französische Markt** die führende Rolle – ein Markt, in dem die Essen Hyp kontinuierlich präsent ist und gute Vorzeichen schnell in geschäftliche Erfolge umsetzen kann.

Im Geschäftsjahr 2004 haben wir unser Ziel erreicht, den Return on Equity oberhalb der selbst gesetzten Zielmarke von 14 % zu halten. Unsere Kernkapitalverzinsung nach Steuern errechnet sich – bezogen auf das im Jahresverlauf durchschnittlich gehaltene bilanzielle Eigenkapital – zum Jahresende mit 14,3 % (14,1 %). Unsere Leistungsfähigkeit und Effizienz belegten wir 2004 mit einer erneut verbesserten Cost-Income Ratio von 11,7 % (12,0 %). Hierbei haben wir den Sonderfaktor „Abschreibungen bei Rettungserwerben" herausgerechnet, der infolge der Bilanzierung dieser Immobilien im Anlagevermögen in der Ertragsrechnung den Verwaltungsaufwand mit € 10,4 Mio. belastet hat.

Die Kapitalbindung unserer Aktiva blieb 2004 auf dem Niveau des Vorjahres. Zum Bilanzstichtag lag die Eigenkapitalquote im Grundsatz I bei 12,3 % (12,3 %). Damit liegen wir seit Jahren kontinuierlich deutlich über dem gesetzlich geforderten Mindestwert von 8,0 %.
Unserem Ziel, die Kernkapitalquote der Essen Hyp mittelfristig im Bereich von 7 % zu festigen, sind wir im Berichtsjahr erneut näher gekommen. Sie erreichte verbesserte 6,4 % (6,2 %). Auch diese Kennziffer übertrifft deutlich die gesetzlich geforderte Untergrenze von 4 %.

Bericht zu verbundenen Unternehmen

Nach der uns zugegangenen Mitteilung hält die Commerzbank AG in Frankfurt am Main mit 51 % unverändert die Mehrheit unseres Aktienkapitals. Gemäß § 312 Aktiengesetz hat der Vorstand für den berichtspflichtigen Zeitraum einen Bericht über die Beziehungen zu verbundenen Unternehmen erstellt, der mit der Erklärung schließt: „Nach den Umständen, die uns in dem Zeitpunkt bekannt waren, in dem Rechtsgeschäfte mit verbundenen Unternehmen vorgenommen wurden, hat unsere Gesellschaft in jedem Fall eine angemessene Gegenleistung erhalten. Maßnahmen im Interesse oder auf Veranlassung von verbundenen Unternehmen wurden weder getroffen noch unterlassen."

Ertragsherkunft und Ertragsverwendung in Mio. €


244
223
225
200
175
150
125
100
75
50
25
0
0
4
9
9
12
14
14
24
70
64
37
38
81
91
Zins-überschuss
Saldo sst. Erträge und Aufwendugen
Provisions-ergebnis
Personal-aufwand
Sach-aufwand
Risiko-vorsorge[1]
Steuern
Gewinn-verwendung
Ertragsherkunft
Ertragsverwendung

[1] einschließlich Erträgen aus der Veräußerung von Wertpapieren des Anlagevermögens

☐ 2003

2004

Entwicklung des Jahresüberschusses in Mio. €


91,0
90
80
70
60
50
40
30
20
10
0
20,5
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Risikovorsorge entspricht dem Sicherheitsdenken der Essen Hyp. Im Vergleich zum Vorjahr haben wir im Berichtsjahr die Risikovorsorge per Saldo verringert. Sie fiel um € 7,8 Mio. auf € 64,2 Mio. (€ 72,0 Mio.). Im Berichtsjahr haben wir unseren Immobilien- und Immobilienkreditbestand erneut intensiv analysiert und eine nachhaltige Abschirmung von Risiken im Hypothekengeschäft vorgenommen. Die Vorsorgemaßnahmen in diesem Bereich haben wir – auch unter Berücksichtigung des weiter schwierigen Marktumfeldes – auf € 53,3 Mio. (€ 31,0 Mio.) angehoben. Gemessen an dem von € 5,9 Mrd. auf € 7,4 Mrd. gestiegenen Hypothekenkreditbestand ist dies gleichbedeutend mit einer Quote von 0,7 % (0,5 %) oder plus 0,2 %-Punkten gegenüber dem Vorjahr. Nach Risikovorsorge errechnet sich ein Betriebsergebnis vor Steuern in Höhe von € 128,6 Mio. (€ 118,6 Mio.).

Ergebnis erreicht neue Rekordmarke. Den Jahresüberschuss aus 2003 von € 81,2 Mio. haben wir im Berichtsjahr um € 9,8 Mio. gesteigert. Zum 31.12.2004 erreichte dieser € 91,0 Mio. Der Jahresüberschuss errechnet sich aus einem um 8,4 % gewachsenen Betriebsergebnis abzüglich abzuführender Steuern in Höhe von € 37,6 Mio. (€ 37,4 Mio.).

Ergebnisstruktur der Bank im Vergleich zum Vorjahr

	2004 in Mio. €	2003 in Mio. €	Veränderungen in %
Zinserträge und andere laufende Erträge	3.012,1	3.000,8	+0,4
– Zinsaufwendungen	2.768,3	2.778,0	–0,3
= Zinsüberschuss	243,8	222,8	+9,4
– Saldo Provisionsergebnis	9,0	9,3	–3,2
= Zins- und Provisionsüberschuss	234,8	213,5	+10,0
– Personalaufwand	13,7	12,1	+13,2
– andere Verwaltungsaufwendungen	11,0	11,2	–1,8
– Abschreibungen auf Sachanlagen	13,0	2,2	+490,9
= Teilbetriebsergebnis	197,1	188,0	+4,8
+ Saldo sonstige betriebliche Erträge und Aufwendungen	–4,3	0,5	–960,0
= Betriebsergebnis vor Risikovorsorge	192,8	188,5	+2,3
– Risikovorsorge	64,2	72,0	–10,8
+ Erträge aus Veräußerungen von Wertpapieren des Anlagevermögens	0,0	2,1	—
= Betriebsergebnis	128,6	118,6	+8,4
– Steuern	37,6	37,4	+0,5
= Jahresüberschuss	91,0	81,2	+12,1

Ertrag: Zehnte Steigerung in Folge

Zinsüberschuss erreicht Bestmarke von € 244 Mio. Im Berichtsjahr hat die Essen Hyp ihre Ertragskraft erneut unter Beweis gestellt und weiter gesteigert. Zum Jahresultimo verzeichneten wir mit € 243,8 Mio. (€ 222,8 Mio.) den höchsten Zinsüberschuss in der Geschichte der Bank, ein Plus von 9,4 % gegenüber 2003.
Wesentlicher Faktor für diese Entwicklung ist der wachsende Hypothekenbestand, mit dem wir unsere Zinserträge ausbauen und langfristig stabilisieren. Als Ursachen für die Reduktion des Zinsaufwands sehen wir neben der allgemein günstigen Zinslandschaft im Berichtsjahr die positive Entwicklung unserer Refinanzierungskosten, die wir auch auf unser intensives Relationship-Management zurückführen.

Der Zins- und Provisionsüberschuss legte um 10,0 % zu und belief sich auf € 234,8 Mio. (€ 213,5 Mio.). Das Provisionsergebnis konnten wir dabei von € –9,3 Mio. auf € –9,0 Mio. leicht verbessern. Infolge des geringeren Neugeschäfts in der ausländischen Immobilienfinanzierung sanken zwar die Provisionserträge, jedoch wurde dieser Effekt durch geringere Provisionsaufwendungen für das Retailgeschäft mehr als kompensiert. Mit € 8,0 Mio. (€ 9,4 Mio.) sind an dieser Stelle die Aufwendungen für die Vermittlung der Darlehen aus dem Retailgeschäft eingerechnet.

Anstieg der Aufwendungen. Im Berichtsjahr stiegen die Verwaltungsaufwendungen um € 12,2 Mio. auf € 37,7 Mio. (€ 25,5 Mio.). Hierin enthalten sind um € 1,6 Mio. auf € 13,7 Mio. gestiegene Personalkosten. Wesentlicher Grund hierfür ist, dass der Ausbau unseres ausländischen Immobilienfinanzierungsgeschäfts sowie die Einführung der „Basel II"-konformen Ratingverfahren die Einstellung von zusätzlichem Personal erforderlich machten.

Die anderen Verwaltungsaufwendungen einschließlich der Abschreibungen auf Sachanlagen stiegen um € 10,6 Mio. auf € 24,0 Mio. (€ 13,4 Mio.). Der deutliche Anstieg ist auf die Zunahme der Abschreibungen auf Sachanlagen um € 10,8 Mio. auf € 13,0 Mio. zurückzuführen. Darunter befinden sich Teilwertabschreibungen in der Größenordnung von € 10,4 Mio. auf zwei rettungserworbene Immobilien, die vom Umlauf- ins Anlagevermögen umgegliedert wurden. Die verbleibenden anderen Verwaltungsaufwendungen in Höhe von € 11,0 Mio. bewegten sich geringfügig unter Vorjahresniveau (€ 11,2 Mio.). Hierin enthalten sind die Kosten für das internationale Marketing der Bank, insbesondere für unsere umfangreichen Roadshows. Diese Aufwendungen rechnen sich insofern, als dass sie sich in einer Reduktion des Zinsaufwands niederschlagen. Daneben haben u. a. Einmalaufwendungen für die Gründung und offizielle Eröffnung unserer Repräsentanz in New York zu Buche geschlagen.

Der Saldo der sonstigen betrieblichen Erträge und Aufwendungen lag zum Jahresultimo bei € –4,3 Mio. (€ 0,5 Mio.). Beeinflusst ist dies im Wesentlichen durch die Neubewertung von im Umlaufvermögen befindlichen Immobilien, die von der Bank ebenfalls mit dem Ziel der Rettung erworben wurden. Des Weiteren beinhaltet diese Position unsere Aufwendungen im Zusammenhang mit der externen Bearbeitung unserer Hypothekenbestände. Das Betriebsergebnis vor Risikovorsorge verbesserte sich 2004 damit um € 4,3 Mio. auf € 192,8 Mio. nach € 188,5 Mio. zum Vorjahresende.

Relationship-Management

Essen Hyp besucht Investoren weltweit. Die internationale Distribution unserer Emissionen haben wir mit Roadshow-Terminen in vielen Teilen der Welt unterstützt: Auf unseren Terminen in Mailand, Budapest, Frankfurt am Main, New York und Boston begleitete uns wieder Bundeskanzler a. D. Dr. Helmut Kohl als Gastredner. Vor jeweils rund 400 Investoren, Kapitalmarktexperten und Unternehmern sowie Gästen aus Wirtschaft, Politik, Kultur und Gesellschaft stellte der Vorstand die Bank und ihre Leistungen vor. Im Mittelpunkt standen die Qualität und die Sicherheit unserer Produkte. Diese beiden Faktoren entscheiden darüber, ob die Investoren unseren Produkten ihr Vertrauen schenken.

Dies galt auch für unsere Asien-Roadshow im März 2004, die uns zu Investoren in Tokio, Seoul, Hongkong und Singapur führte. Zudem haben wir Investorengespräche im Mittleren Osten und erstmals in Indien durchgeführt.

Unsere Roadshows sind damit zum Spiegelbild unserer Philosophie einer transparenten Geschäftspolitik geworden: Der persönliche Kontakt und der bilaterale Dialog sind für uns von besonderer Bedeutung. Nur die Bereitschaft, die Kapitalmarktpartner detailliert über unsere geschäftlichen Tätigkeiten und unsere Produkte zu informieren, lässt vertrauensvolle Partnerschaften gedeihen. So konnten wir nicht nur zu vielen Investoren neue Kontakte aufbauen, sondern auch bestehende Verbindungen intensivieren.

Transparenz-Politik

Detaillierte Informationen schaffen Vertrauen. Geleitet von diesem Grundsatz pflegen wir seit vielen Jahren unseren Internet-Auftritt: Auf unserer Homepage www.essenhyp.com können sich Investoren jederzeit über unsere Geschäftstätigkeit informieren. Dort berichten wir unter anderem detailliert über die Zusammensetzung unseres öffentlichen Deckungsstocks, die Struktur unseres Außerdeckungsgeschäfts und unser Hypothekengeschäft. Diese Inhalte werden aufgeschlüsselt nach allen bedeutenden Merkmalen und monatlich bzw. quartalsweise aktualisiert. Unseren Investoren und Kreditanalysten bieten diese Daten die Möglichkeit, ihr eigenes Credit Research durchzuführen. Damit erfüllen wir vollständig die Anforderungen an die Transparenz, die im so genannten „Code of Conduct" als Verhaltensgrundsätze und Offenlegungsvorschriften zusammengefasst sind. Die Mitgliedsinstitute des VDH haben diese Wohlverhaltensregeln im Jahr 2003 gemeinsam für Emittenten im Jumbo-Pfandbriefmarkt definiert. Ihre Umsetzung beruht auf freiwilliger Basis.

Gleiches gilt in unserem Fall für die Einführung des Corporate Governance Kodex. Über den Kodex soll das Vertrauen der Anleger, der Kunden und der Öffentlichkeit in die Leitung und Überwachung börsennotierter Aktiengesellschaften gefördert werden. Dies entspricht unserer Politik der Transparenz. Deshalb haben wir als nicht börsennotiertes Unternehmen auf freiwilliger Basis einen Kodex veröffentlicht. Den Corporate Governance Kodex der Essen Hyp sowie die Entsprechenserklärung gemäß § 161 AktG haben wir ab Seite 108 abgedruckt.

Ratings

Dreimal Triple-A für öffentliche Pfandbriefe. Standard & Poor's und FitchRatings bestätigten mit AAA die bestmögliche Note für unsere öffentlichen Pfandbriefe. Nach Abschluss des im Berichtsjahr eingeleiteten Upgrade-Verfahrens durch Moody's Mitte Februar 2005 und in Anwendung des neuen Rating-Approaches ist auch Moody's zu der bestmöglichen Bewertung unserer öffentlichen Pfandbriefe mit Aaa zurückgekehrt. Damit verfügt die Essen Hyp wieder von allen drei großen Ratingagenturen durchgängig über das Triple-A-Rating.

Einmal Triple-A für Hypothekenpfandbriefe. Aufgrund unseres kontinuierlich wachsenden Bestandes von Immobilienfinanzierungen ist die Essen Hyp in der Lage, neben den klassischen Jumbos und Globals auch höhervolumige Hypothekenpfandbriefe zu begeben. Unsere Hypothekenpfandbriefe wurden bis dato ausschließlich von Moody's eingestuft – mit Aa2. Aufgrund der Qualität unseres Portfolios von Immobilienfinanzierungen erscheint uns dieses Rating nicht angemessen. Bestätigt wurde diese Sicht im Berichtsjahr von FitchRatings, die in ihrer Analyse unsere Hypothekenpfandbriefe mit AAA bewerteten.

Institutsratings nahezu unverändert. Standard & Poor's und Moody's beließen das langfristige Institutsrating mit BBB+ bzw. A2 auf dem Stand von 2003. FitchRatings nahm hier jedoch eine Korrektur vor und setzte den Ausblick für das langfristige Institutsrating (A–) von stabil auf positiv herauf.

Rating-Übersicht Stand: 17.02.2005

	FitchRatings	Standard & Poor's	Moody's
Öffentliche Pfandbriefe	AAA	AAA	Aaa
Hypothekenpfandbriefe	AAA	nicht bewertet	Aa2
Langfristiges Institutsrating	A–/Ausblick positiv	BBB+/Ausblick stabil	A2/Ausblick stabil
Kurzfristiges Institutsrating	F2	A–2	P–1
Ziehungen unter dem Debt Issuance Program			
– Erstrangige unbesicherte Emissionen	nicht bewertet	BBB+	A2
– Nachrangige Verbindlichkeiten	nicht bewertet	BBB	A3
Commercial Paper Program	nicht bewertet	A–2	P–1

Bilanzsumme

Marke von € 80 Mrd. fast erreicht. Zum Bilanzstichtag am 31.12.2004 belief sich die Bilanzsumme der Essen Hyp auf € 79,5 Mrd. (€ 74,3 Mrd.). Damit konnte das Wachstum aus dem Vorjahr übertroffen werden und lag bei nunmehr 6,9 %. Ein Grund dafür ist, dass wir die angestrebte Ausweitung des Kapitalmarktgeschäfts auf der Basis unserer Prognosen im Berichtsjahr umsetzen konnten. Darüber hinaus hat das Immobilienfinanzierungsgeschäft seinen Beitrag zu dieser Expansion geliefert.

Entwicklung wichtiger Bilanzpositionen in Mrd. €


80
70
60
50
40
30
20
10
0
34,8
33,1
25,9
31,9
5,8
7,3
56,4
58,4
74,3
79,5
2003
2004
Kommunal-kredite
Schuldverschreibungen und andere festverzins-liche Wertpapiere
Hypotheken-darlehen
verbriefte Verbindlichkeiten
Bilanzsumme

Entwicklung der Bilanzsumme in Mrd. €


80
70
60
50
40
30
20
10
0
17,7
79,5
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Große Zahl von Börseneinführungen. Im Geschäftsjahr 2004 haben wir 90 (108) Emissionen an der Börse Düsseldorf mit einem Volumen von € 19,3 Mrd. (€ 16,6 Mrd.) neu eingeführt. Der Gesamtbetrag unserer dort gelisteten Anleihen beträgt € 56,9 Mrd. (€ 62,6 Mrd.). Davon werden zwei Emissionen in einer Größenordnung von € 7,0 Mrd. (€ 7,0 Mrd.) zusätzlich an den Börsen in London oder Luxemburg notiert. Weitere 17 in Fremdwährungen und Euro begebene Anleihen mit einem Volumen von € 2,4 Mrd. (€ 3,3 Mrd.) sind ausschließlich in Luxemburg, Paris oder Zürich gelistet.

Besonderen Wert legen wir auf die zügige Börseneinführung, die in Deutschland durch ein Rahmenzulassungsverfahren mit der Börse Düsseldorf gesichert ist. Im Interesse der Anleger genießt die marktkonforme Kurspflege in unserem Hause einen hohen Stellenwert. Sie sichert die Liquidität unserer Papiere. Für unsere Jumbos und Globals stellen die Market Maker jederzeit marktgerechte Kurse innerhalb fester Bid-Offer Spreads.

Umlauf der Essen Hyp Schuldverschreibungen
jeweils zum Jahresende in Mrd. €


60
50
40
30
20
10
0
52
62
56
60
63
2000
2001
2002
2003
2004
Hypothekenpfandbriefe
Öffentliche Pfandbriefe
Sonstige Schuldverschreibungen

Internationale Platzierung unserer gesamten Jumbo- und Global-Pfandbriefe nach Ländern seit 1999



Land	in Mio. €	in %	Land	in Mio. €	in %
Andorra	15	0,03	Marokko	20	0,04
Belgien	912	1,92	Monaco	14	0,03
Bermuda	10	0,02	Niederlande	1.147	2,42
Brunei	25	0,05	Norwegen	919	1,94
China	905	1,91	Österreich	1.572	3,32
Dänemark	1.405	2,96	Papua-Neuguinea	5	0,01
Deutschland	24.263	51,20	Portugal	121	0,26
Finnland	457	0,96	Russland	80	0,17
Frankreich	2.904	6,13	Schweden	487	1,03
Griechenland	113	0,24	Schweiz	1.643	3,47
Großbritannien	2.241	4,73	Singapur	352	0,74
Irland	471	0,99	Slowakei	5	0,01
Island	37	0,08	Slowenien	36	0,08
Italien	3.014	6,36	Spanien	1.167	2,46
Japan	845	1,78	Tschechische Republik	5	0,01
Kanada	5	0,01	Türkei	5	0,01
Katar	30	0,06	Ungarn	239	0,50
Kroatien	29	0,06	USA	790	1,67
Kuwait	32	0,07	Zypern	10	0,02
Luxemburg	1.043	2,20			
Malaysia	15	0,03	Emissionsvolumen	47.388	100,00

begebenen Jumbo- und Global-Pfandbriefe mit einem Gesamtvolumen von € 47,4 Mrd.: Etwas mehr als die Hälfte, 51,2 %, wurde in Deutschland abgesetzt. Das europäische Ausland folgte mit 42,5 %, wobei die Euroländer eine herausragende Rolle übernahmen. 4,6 % wurden in Asien platziert, 1,7 % in Nordamerika. Zu den größten Investorengruppen zählten Banken, Fondsgesellschaften und Versicherungen. Unser kontinuierlich wachsender Bestand an deckungsfähigen Hypothekendarlehen hat es uns 2004 zudem ermöglicht, einen großvolumigen Hypothekenpfandbrief über € 1,0 Mrd. zu begeben.

Gesamtemissionsvolumen bleibt auf hohem Niveau. Insgesamt emittierten wir im Berichtsjahr Schuldverschreibungen in Höhe von € 28,3 Mrd. (€ 33,0 Mrd.). Von diesem Neugeschäft entfielen € 14,1 Mrd. (€ 14,7 Mrd.) auf öffentliche Pfandbriefe, € 1,9 Mrd. (€ 1,2 Mrd.) auf Hypothekenpfandbriefe und € 12,3 Mrd. (€ 17,1 Mrd.) auf sonstige, nicht deckungspflichtige Schuldverschreibungen, die wir insbesondere zur kurzfristigen Liquiditätssteuerung auch über unser Commercial Paper Program revolvierend begeben haben. Die erforderliche Liquidität der Bank war zu jeder Zeit sichergestellt. Auf der elektronischen Handelsplattform EuroCredit MTS ist die Essen Hyp mit 6 Anleihen engagiert. Derzeit werden insgesamt 52 Emissionen deutscher und ausländischer Emittenten über dieses Handelssystem abgewickelt.

Kleinvolumige Emissionen. Zu den wichtigsten Säulen in der Refinanzierung unseres Kreditgeschäftes zählen neben den Jumbos und Globals traditionell Pfandbriefe, die wir maßgeschneidert an die Wünsche unserer Kunden anpassen. Sie werden in Bezug auf Merkmale wie Zinsstruktur, Laufzeit oder Kündigungsrecht individuell ausgestaltet, so dass sie von unseren Geschäftspartnern zielgerichtet für die Optimierung des eigenen Ertrags eingesetzt werden können. Im Berichtsjahr lag der Schwerpunkt der Volumina dieser Emissionen im Bereich zwischen € 5 Mio. und € 100 Mio., wobei mittlere Laufzeiten bevorzugt wurden. Wir haben im Berichtsjahr 228 Tranchen kleinvolumiger Pfandbriefe in einer Größenordnung von € 2,8 Mrd. (€ 4,9 Mrd.) emittiert.

Commercial Paper Program (CP). Im Jahr 2004 erwies sich unser CP-Program erneut als wichtiger Baustein unserer Refinanzierung. Mit dem CP können wir am Geldmarkt kurzfristige Schuldverschreibungen in jeder gängigen Währung begeben und so eine unkomplizierte und kostengünstige Refinanzierung sicherstellen. Im Berichtsjahr erfolgten 258 (419) Ziehungen im Umfang von € 6,9 Mrd. (€ 7,3 Mrd.) in den Währungen Euro, Britisches Pfund, US-Dollar, Schweizer Franken und Yen. Die durchschnittliche Auslastung des CP lag bei € 1,8 Mrd. (€ 1,6 Mrd.), zum Jahresultimo 2004 betrug sie ebenfalls € 1,8 Mrd. (€ 1,4 Mrd.).

Debt Issuance Program (DIP) – Hauptabsatz im Produktsegment „Floater". Wir nutzen das DIP mit einem Programmvolumen von € 20 Mrd. vornehmlich zur mittel- und langfristigen Aufnahme von Finanzmitteln am Kapitalmarkt, die Platzierung erfolgt über weltweit operierende Banken. Der Hauptabsatz aus diesem Programm konnte mit 84 % im Produktsegment „Floater" erzielt werden. Im Berichtsjahr wurden zusätzlich zur bereits bestehenden Inanspruchnahme 18 (50) Neuziehungen in Euro und US-Dollar mit einem Gesamtvolumen von € 5,3 Mrd. (€ 7,1 Mrd.) getätigt.

Refinanzierung: Zahl der Investoren deutlich gestiegen

Das Gesamtvolumen des Jumbo-Marktes 2004 sank um 3,4 % auf € 395 Mrd. Von dieser Entwicklung hat sich die Essen Hyp im Berichtsjahr abgekoppelt: Zum 31. Dezember 2004 befanden sich Jumbo-Pfandbriefe aus unserem Haus mit einem Volumen von € 39,1 Mrd. (€ 36,6 Mrd.) im Umlauf. Dies entspricht einem Anteil von 9,9 % (9,0 %) am gesamten Jumbo-Markt. Damit gehören wir nach wie vor zu den größten Jumbo-Emittenten.
Großvolumige Emissionen unseres Hauses erfreuen sich ungebrochener Nachfrage seitens der Anleger: Mehr als die Hälfte unserer neu emittierten Jumbos und Globals verkauften wir an Investoren außerhalb Deutschlands. Wichtige Säulen der Refinanzierung waren darüber hinaus unsere „maßgeschneiderten" Pfandbriefe mit kleineren Volumina sowie unser Commercial Paper Program und das Debt Issuance Program. Damit verfügt die Essen Hyp über einen ausgewogenen Refinanzierungs-Mix.

Fünf großvolumige Emissionen 2004. Unsere Neuemissionen in diesem Segment der Jumbo- und Global-Pfandbriefe erreichten im Berichtsjahr ein Volumen von € 8,3 Mrd. (€ 6,7 Mrd.), darunter vier neue Jumbo-Begebungen. Dieses Volumen splittet sich auf in drei Jumbo-Emissionen über insgesamt € 5,0 Mrd. und zwei Aufstockungen im Umfang von € 0,8 Mrd. Das verbleibende Volumen beinhaltet eine Global-Begebung über € 2,0 Mrd. sowie Aufstockungen eines ausstehenden Globals um € 0,5 Mrd. Damit haben wir unsere Rolle als Pfandbriefemittentin gegenüber dem Vorjahr gestärkt: 2003 hatten wir drei Jumbos und Globals neu begeben.
Zwei Emissionen im Berichtsjahr erfolgten direkt im ersten Quartal. Zum Start emittierten wir Mitte Januar einen Jumbo mit einem Volumen von € 2 Mrd. Bereits eine Stunde nach Öffnung des Orderbuchs war die Emission überzeichnet. Insbesondere europäische Investoren zeichneten diesen Pfandbrief, ein kleinerer Anteil konnte in asiatischen Ländern platziert werden.
Unser im März 2004 begebener Jumbo-Pfandbrief über € 2 Mrd. erreichte ebenfalls eine sehr hohe internationale Verbreitung: 66 % des zugeteilten Volumens entfielen auf ausländische Investoren. Vertreten waren Anleger aus vielen europäischen Ländern, aus Asien sowie aus dem Nahen und Mittleren Osten.
Die dritte Jumbo-Begebung erfolgte im Mai. Diesen öffentlichen Pfandbrief mit einem Volumen von € 1 Mrd. haben wir als „european regional bank targeted public sector covered bond" vermarktet. Der Verkauf erfolgte nur über Banken aus dem Sparkassen- und Genossenschaftsbankensektor. Dazu kooperierten wir mit dem europäischen Genossenschaftsverband UNICO, über den der Pfandbrief die Kleinanleger erreichte. 54,4 % wurden im europäischen Ausland mit Schwerpunkten in Frankreich, Österreich und Spanien platziert.
Die vierte Emission wurde als Global im November begeben. Mit einem Volumen von erneut € 2 Mrd. wurde diese nur zu 39 % in Deutschland platziert. Unter den internationalen Investoren befanden sich erstmalig Anleger aus Katar, Malaysia, Papua-Neuguinea und der Türkei.
Das hohe Interesse der Investoren auf den internationalen Kapitalmärkten an unseren Anleihen wird zudem belegt durch die Platzierung unserer seit 1999



Qualität überzeugt

Unsere vier Jumbos und Globals aus 2004 waren umgehend überzeichnet. Weltweit beobachten Investoren unsere Pfandbrief-Aktivitäten. Sie schätzen die Qualität und Sicherheit unserer Produkte; immer größere Volumen platzieren wir außerhalb Deutschlands. Zum ersten Mal konnten wir Anleger aus Malaysia, Katar, Papua-Neuguinea und der Türkei in unserem Investorenkreis begrüßen. Angeführt von **China** und Japan sind die Länder Asiens inzwischen unser drittstärkster Absatzmarkt.

Gesamtes Kreditgeschäft Finanzierungsvolumen in Mio. €

	Bestand			Neuzusagen		
Gesamtvolumen	69.833			17.035		
Staatsfinanzierung	55.673			12.380		
davon Deutschland		45.783			9.174	
davon 0%-Gewichtung			29.888			4.996
10%-Gewichtung			5.510			557
20%-Gewichtung			10.385			3.621
davon international		9.890			3.206	
davon 0%-Gewichtung			8.573			2.831
10%-Gewichtung			0			0
20%-Gewichtung			1.317			375
Sonstige fremde Wertpapiere	6.794			2.699		
Immobilienfinanzierung	7.366			1.956		
Wohnimmobilien		4.672			1.487	
davon Deutschland			4.640			1.469
davon Realkredit			4.363[1]			1.401
freie Darlehensteile			277			68
davon international			32			18
davon Realkredit			20			11
freie Darlehensteile			12			7
Gewerbeimmobilien		2.694			469	
davon Deutschland			1.411			244
davon Realkredit			1.075			191
freie Darlehensteile			336			53
davon international			1.283			225
davon Realkredit			872			116
freie Darlehensteile			411			109

[1] inkl. € 17 Mio. verbürgter Darlehen

Investitionsbereitschaft von Privatkunden entgegenwirkten.
Immobilienfinanzierungen in den ostdeutschen Bundesländern haben wir in einem Umfang von € 158,5 Mio. (€ 198,0 Mio.) bewilligt, 98,5 % davon für wohnwirtschaftliche Beleihungen. Der Anteil an den gesamten inländischen Neuzusagen lag bei 9,2 % (16,3 %). Diese Zurückhaltung entspricht unserer Überzeugung, dass das Risiko bei Finanzierungen in den ostdeutschen Bundesländern nicht adäquat bezahlt wird.

Freie Darlehensteile. Der Anteil der freien Darlehensteile – d. h. der Hypothekenkredite, die drei Fünftel des Beleihungswertes übersteigen und deshalb nicht als Deckung für unsere Hypothekenpfandbriefe genutzt werden dürfen – lag 2004 durchschnittlich bei 14,7 %. Dieser Anteil schwankte im Berichtsjahr zwischen 15,8 % Ende März und 13,8 % Ende November. Zum Bilanzstichtag lag er bei 14,1 %. Damit blieb er deutlich unter der gesetzlich zulässigen Grenze von 20 %.

Umsetzung der MaK. Die Essen Hyp hat die notwendigen organisatorischen Anpassungen an die Mindestanforderungen an das Kreditgeschäft der Kreditinstitute (MaK) weitestgehend umgesetzt. Eine vollständige Etablierung der MaK-Anforderungen zur Identifizierung und Steuerung von Risiken wird im Zuge der Ende des Berichtsjahres eingeführten, vollständigen Implementierung von Verfahren zur adjustierten Risikoklassifizierung gem. Basel II abgeschlossen sein. Die so konzipierten Ratingsysteme werden nun sukzessive auf unsere Kreditbestände sowie auf unser Neugeschäft angewendet.

Die Umsetzung dieser Standards erfolgte in enger Abstimmung mit der Commerzbank AG. So auch das konzernweite „MaK-Self-Assessment", an dem die Essen Hyp teilnahm. Ziel dieses Assessments war die Überprüfung der Qualität der Umsetzung der Richtlinien anhand von 400 spezifischen Fragestellungen.

Auslastung der freien Mittel gem. § 5 Abs. 1 Nr. 2 HBG in %


20
15
10
5
0
gesetzliche Obergrenze
14,1
2000
2001
2002
2003
2004

schäft trug der Mietwohnungsbau mit € 110,3 Mio. (€ 139,0 Mio.) zu 7,5 % bei.
Das erfreuliche Ergebnis im inländischen Hypothekengeschäft war wesentlich durch den Ankauf eines Kreditportfolios mit einem Volumen von rd. € 0,9 Mrd. beeinflusst. In unseren Planungen hatten wir diese Option im Sinne der Flexibilität unseres Neugeschäfts stets offen gehalten. Ausschlaggebend war die erstklassige Struktur des Portfolios: Es beinhaltete ausschließlich erststellige Darlehen bis 60 % des Beleihungswertes, die im Retailgeschäft an so genannte „Einmalbauherren" ausgereicht wurden. Die finanzierten Objekte liegen zu rund rd. 90 % in den alten Bundesländern.

Über die Commerzbank AG erreichten uns neu zugesagte Darlehen in Höhe von € 0,5 Mrd. (€ 1,0 Mrd.). Im bewährten Verfahren kann die Commerzbank AG in unserem Namen und für unsere Rechnung Kredite mittels exakt vorbestimmter Beurteilungs- und Entscheidungskriterien gewähren. Die Verwaltung dieser Darlehen übernimmt eine externe Servicegesellschaft. Auf diese Weise können wir unser Retailgeschäft effizient und kostenschonend bearbeiten. Um das Retailgeschäft zu unterstützen, haben wir im März und Oktober in Kooperation mit der Commerzbank AG Sonderkontingente für eigengenutzte Eigentumswohnungen und Einfamilienhäuser aufgelegt, die mit attraktiven Konditionen der durch den wirtschaftlichen Rahmen gedämpften

Hypothekendarlehensbestand 2004

Gliederung nach Immobilienarten in %


Mietwohnungsbau
12,7
Büroflächen
23,4
Produktionsstätten
1,0
Handels- und Einzelhandelsstätten
5,4
Hotels und Gaststätten
2,2
Lagerhallen und Ausstellungsgebäude
1,3
Sonstige
3,3
Eigengenutzte Wohnobjekte
50,7

Gliederung nach Regionen in %


Wohnimmobilien Ost (D)
7,4
Gewerbeimmobilien Ausland
17,5
Gewerbeimmobilien West (D)
17,1
Gewerbeimmobilien Ost (D)
2,0
Wohnimmobilien Ausland
0,4
Wohnimmobilien West (D)
55,6

Gesamtvolumen: rd. € 7,4 Mrd.

Hypothekenneugeschäft 2004, Ausland
Gliederung nach Immobilienarten in %


Mietwohnungsbau
7,3
Hotels und Gaststätten
12,1
Handels- und Einzelhandelsstätten
19,4
Büroflächen
61,2

Gesamtvolumen:
€ 242,6 Mio.

Immobilienfinanzierungen Deutschland
Planung durch Portfolioankauf übertroffen – Segment Gewerbeimmobilien stabil. Der deutsche Immobilienmarkt war im Berichtsjahr das wichtigste Standbein der Essen Hyp im Geschäft mit Immobilienfinanzierungen. Für gewerblich genutzte Immobilien sagten wir Darlehen im Volumen von € 243,9 Mio. (€ 248,1 Mio.) zu. Diese verteilten sich im Wesentlichen auf Büro- und Verwaltungsgebäude, Hotels sowie Einzelhandelsimmobilien.

Finanzierungen von Ein- oder Zweifamilienhäusern, Eigentumswohnungen sowie Mehrfamilienhäusern haben wir 2004 auf rd. € 1,5 Mrd. (€ 1,0 Mrd.) gesteigert. Zum wohnwirtschaftlichen Inlandsge-

Hypothekenneugeschäft 2004, Inland

Gliederung nach Immobilienarten in %


Mietwohnungsbau
6,4
Büroflächen
8,6
Produktionsstätten
0,1
Handels- und Einzelhandelsstätten
1,7
Hotels und Gaststätten
2,5
Sonstige
1,4
Eigengenutzte Wohnobjekte
79,3

Gliederung nach Regionen in %


Wohnimmobilien Ost (D)
9,1
Gewerbeimmobilien West (D)
14,1
Gewerbeimmobilien Ost (D)
0,1
Wohnimmobilien West (D)
76,7

Gesamtvolumen: rd. € 1,7 Mrd.



Mit „Augen und Ohren“ im Marktgeschehen

Unser Netz von Repräsentanzen haben wir 2004 weiter ausgebaut und decken nun alle von uns fokussierten Märkte ab. Nach Brüssel, London und Paris sind wir nun auch in den USA mit einem eigenen Büro in New York vor Ort vertreten.

Zustand des Objektes. Zukünftige Zinsentwicklungen runden die Risikoeinschätzung ab.

Im Berichtsjahr haben wir Darlehensanträge aufgrund von Abweichungen von unseren Bewertungskriterien in einem Gesamtvolumen von € 3,2 Mrd. (€ 1,7 Mrd.) negativ votiert.

Die Zinsanpassungsquote im Bestandsgeschäft lag im Berichtsjahr mit 59,8 % (78,6 %) deutlich unter dem Niveau der zurückliegenden Jahre. Außerplanmäßige Rückzahlungen von sieben Objektfinanzierungen mit einem Volumen von rund € 229 Mio. haben die Quote entsprechend belastet.

Immobilienfinanzierungen Ausland

Auslandsgeschäft deutlich unter Vorjahresniveau. Nach den außergewöhnlich hohen Abschlüssen im Jahr 2003 (€ 1,3 Mrd.) erreichten die Neuzusagen im ausländischen Hypothekengeschäft im Berichtsjahr ein Volumen von € 242,6 Mio.

Der Schwerpunkt lag nach wie vor auf gewerblich genutzten Objekten: Das Neugeschäft in Großbritannien belief sich auf € 76,6 Mio. (€ 477,6 Mio.), in den USA auf € 49,6 Mio. (€ 217,7 Mio.), in Frankreich auf € 33,4 Mio. (€ 145,3 Mio.) und in den Niederlanden auf € 20,3 Mio. (€ 89,9 Mio.). Nur in Kanada konnten wir die Neuzusagen auf € 45,1 Mio. (€ 35,1 Mio.) steigern. Finanzierungen für wohnwirtschaftlich genutzte Objekte haben wir 2004 mit einem Volumen von € 17,6 Mio. (€ 34,3 Mio.) zugesagt. Diese liegen ausschließlich in den USA. Damit waren wir im Berichtsjahr – wenn auch mit deutlich geringerem Gesamtvolumen – in allen unseren angestammten Immobilienmärkten aktiv.

Repräsentanz in New York eröffnet. Die fortschreitende Internationalisierung unseres Immobilienkreditgeschäfts fand ihre logische Fortsetzung in der Gründung einer Repräsentanz in New York. Als Brückenkopf zur Bankzentrale in Essen stellt die Repräsentanz den jederzeitigen persönlichen Kontakt zu unseren Kunden sowie unseren Konsortial- und Kooperationspartnern sicher. Alle Kreditentscheidungen und die Verantwortung für die Bearbeitung der Kredite verbleiben in unserer Zentrale in Essen.

Hypothekenneugeschäft 2004, Ausland
Gliederung nach Ländern in %


Niederlande 8,4
Büroflächen 100,0
Kanada 18,6
Büroflächen 100,0
Frankreich 13,8
Handels- und Einzelhandelsstätten 14,4
Hotels und Gaststätten 85,6
USA 27,6
Büroflächen 72,6
Hotels und Gaststätten 1,2
Mietwohnungsbau 26,2
Großbritannien 31,6
Büroflächen 44,8
Handels- und Einzelhandelsstätten 55,2
Gesamtvolumen: € 242,6 Mio.

Gesamtes Hypothekenneugeschäft 2004

Gliederung nach Immobilienarten in %


Mietwohnungsbau
6,5
Büroflächen
15,1
Produktionsstätten
0,1
Handels- und Einzelhandelsstätten
3,9
Hotels und Gaststätten
3,7
Sonstige
1,2
Eigengenutzte Wohnobjekte
69,5

Gliederung nach Regionen in %


Wohnimmobilien Ost (D)
8,0
Gewerbeimmobilien Ausland
11,5
Gewerbeimmobilien West (D)
12,4
Gewerbeimmobilien Ost (D)
0,1
Wohnimmobilien Ausland
0,9
Wohnimmobilien West (D)
67,1

Gesamtvolumen: rd. € 2,0 Mrd.

Strenge Risikopolitik. Auf Basis unserer strengen Risikopolitik unterziehen wir jeden Darlehensantrag einem aufwändigen Analyse- und Risikobewertungsverfahren. Maßgeblich sind die in unseren Guidelines für das in- und ausländische Hypothekengeschäft festgelegten Kriterien und definierten Cashflow-Szenarien mit entsprechenden Stress-Tests.

Im Bereich der gewerblichen Finanzierungen widmen wir uns überwiegend der Finanzierung von Büroimmobilien, die wir aufgrund der Drittverwendbarkeit für fast alle Branchen als das Segment mit dem geringsten Risikopotenzial definieren. Sie machten 63,1 % des Neugeschäfts aus. 16,2 % unserer Neuzusagen entfielen auf Einzelhandelsimmobilien wie Nahversorgungs- oder Einkaufszentren, 15,4 % auf Objektfinanzierungen im Hotel- und Gaststättengewerbe, wobei wir uns auf die Finanzierung größerer Hotelanlagen internationaler Gruppen mit einwandfreiem Standing beschränken. Der verbleibende Anteil verteilte sich auf Gebäude für das produzierende Gewerbe, Logistikzentren und andere Gewerbeimmobilien.

Entscheidend für die Vergabe eines gewerblichen Hypothekarkredits sind die langfristige Stabilität des Mietniveaus bzw. dessen Steigerung, die Bonität und Professionalität der Investoren, die langfristig abgesicherte Zahlungsfähigkeit der Mieter sowie die (Rest-) Laufzeit der Mietverträge. Unsere Analysen schlagen den Bogen von mikro- und makroökonomischen Entwicklungen der jeweiligen Branche sowie der Gesamtwirtschaft über die regionalen Chancen für eine Drittverwendung bis hin zum Standort und

Rekordjahr. 38 % dieses Betrages brachten deutsche Investoren auf. Im internationalen Vergleich überzeugt Paris mit einer größeren Branchendiversifizierung als etwa London sowie mit weiterhin attraktiven Renditen, die im Central Business District (CBD) bei gut 6,0 % liegen. Die Beruhigung des Vermietungsmarkts hat zu einem fast vollständigen Stillstand der spekulativen Investitionen geführt. Während Renditen für Top-Produkte sinken, konnten Renditen für B-Produkte ihre leicht steigende Tendenz fortsetzen. Dies spiegelt sich in der Attraktivität der 2. Peripherie und der Logistik-Branche wider. Der Pariser Vermietungsmarkt stagnierte 2004 auf hohem Niveau: So betrug die durchschnittliche Leerstandsquote der „Ile de France" 6,4 %, zugleich belebte sich der Flächenabsatz gegenüber 2003 leicht. Die Mieten sanken im Durchschnitt um 5 %.

Leichte Entspannung auf dem Londoner Immobilienmarkt. Nachdem in der zweiten Jahreshälfte 2004 die Talsohle bei den Mieten erreicht wurde, hat nun eine Konsolidierungsphase begonnen. Dies trifft auch auf die Leerstände zu, die langsam, aber stetig abnehmen. Insbesondere Banken und Anwaltskanzleien haben in der zweiten Jahreshälfte wieder Flächen belegt. Der Appetit der Investoren war im Berichtsjahr nach wie vor ungebrochen. Die Investitionsnachfrage ging dabei in erster Linie von institutionellen Gesellschaften wie zum Beispiel Pensionsfonds aus. Aufgrund der hohen Investitionsnachfrage sanken die Renditen auf ein Rekordtief. Hier kamen mehrere Faktoren zusammen: das niedrige Zinsniveau, der Mangel an guten Objekten sowie die von den Banken und Pensionskassen zur Verfügung gestellte hohe Liquidität.

Aufwärtstrend im Immobilienmarkt in Nordamerika. Ein allgemein optimistischeres Umfeld für den US-Büromarkt führte zu verstärkten Vermietungsaktivitäten – sowohl in den Innenstädten als auch in den Vororten – sowie zu einer im Vergleich zum Vorjahr guten Steigerung der Gesamtflächenanmietung. Trotz unterschiedlicher Ergebnisse in den Hauptmärkten New York, Los Angeles, Boston, Chicago, San Francisco, Washington D.C. und Toronto hat sich in allen Städten die Vermietungssituation verbessert. Die Leerstandsquote lag im 3. Quartal 2004 in den Central Business Districts (CBD) bei 14,5 % und ist im Vergleich zum Vorjahr um 1 % gesunken. In den Außenbezirken hat sich der Leerstand von 21,2 % im Jahr 2003 auf 17,4 % im Jahr 2004 verringert. Die niedrigste Leerstandsquote weist mit 6,4 % Washington D.C. auf. Der Büromarkt in Midtown Manhattan hat mit einem Leerstand von 9,3 % für Class-A-Büroflächen im Jahr 2004 die 10%-Grenze unterschritten. Auch die kanadischen Märkte profitierten von geringeren Leerstandsquoten, einer moderat verbesserten Absorption und von einem leichten Anstieg der Mieten.

Hypothekenbestand moderat gewachsen

Neugeschäft erreicht € 2,0 Mrd. Mit einem Gesamtbestand an Immobilienfinanzierungen von rd. € 7,4 Mrd. (€ 5,9 Mrd.) schloss die Essen Hyp das Jahr 2004 ab. Das Neugeschäft belief sich auf rd. € 2,0 Mrd. (€ 2,5 Mrd.), ein Rückgang um 20 %. Dieses Volumen verteilt sich auf mehr als 15.000 Beleihungen, die wir in unser Portfolio aufgenommen haben.
Von den 2004 neu herausgelegten Darlehensmitteln entfielen 75,3 % (68,8 %) auf Bestandsimmobilien, 24,7 % (31,2 %) dienten der Neubaufinanzierung.
Im Bereich der Finanzierung von gewerblich genutzten Immobilien entfielen 87,3 % auf Bestandsobjekte.
Im Berichtsjahr hatten wohnwirtschaftliche Beleihungen mit 76,0 % (39,7 %) eine stärkere Gewichtung als im Vorjahr.
Der Anteil der in Deutschland neu zugesagten Kredite überstieg mit 87,6 % (48,2 %) deutlich das Vorjahresniveau, nur 12,4 % der Darlehen wurden im Ausland vergeben. Dieses Verhältnis wirkte sich entsprechend auf die geografische Diversifikation unseres Hypothekenportfolios aus: Der Anteil ausländischer Finanzierungen sank auf 17,9 % (20,1 %).

Hypothekengeschäft: Neugeschäft unter Plan

Mit einem Volumen von € 2,0 Mrd. blieb das Hypothekenneugeschäft um € 0,5 Mrd. hinter unserer Planung zurück. Ausschlaggebender Faktor hierfür war, dass wir in unseren ausländischen Kernmärkten Benelux, Frankreich, Großbritannien, Kanada und USA im Bereich der Finanzierung von Gewerbeobjekten mit einem Neugeschäft von lediglich € 0,2 Mrd. Zurückhaltung haben walten lassen.

Entwicklung bedeutender Immobilienmärkte im Jahr 2004

Auf allen für unser Geschäft relevanten ausländischen Immobilienmärkten war das Durchschreiten der Talsohle zu beobachten. Die Mietpreise fielen nur noch moderat, der Zuwachs an Leerständen konnte durch steigende Nachfrage und eine Reduzierung der neu auf den Markt kommenden Flächen abgefangen werden. Derzeit befinden sich die für die Essen Hyp wichtigsten Märkte Europas und Nordamerikas in einer Phase der Konsolidierung.

Talsohle auf dem deutschen Immobilienmarkt erreicht. Deutlichstes Kennzeichen für die nach wie vor angespannte Lage des deutschen Immobilienmarktes ist der neuerliche Rückgang der Mietpreise: Die Spitzenmieten für Büroimmobilien sanken an den Top-Five-Standorten Berlin, Düsseldorf, Frankfurt, Hamburg und München um 3 bis 7 %. Während die Mieten damit 2004 einen neuen Tiefstand erreichten, kletterten die Leerstände auf einen neuen Höchststand. Dieses Flächenüberangebot ließ keine bessere Entwicklung der Mieten zu.
Mit einer Leerstandsquote von 14,9 % führt Frankfurt die Negativ-Statistik an. Die Spitzenmieten sanken dort im Berichtsjahr noch einmal um 4,2 %. Inzwischen scheint in der Mainmetropole die Talsohle erreicht zu sein, jedoch sind Flächenengpässe auf absehbare Zeit nicht zu erwarten. Mit einer Leerstandsquote von 12,5 % folgen Düsseldorf und München mit 8,6 %. Auch dort gibt es erste Anzeichen, dass die Talsohle erreicht bzw. überwunden wurde. Geringere Angebotserweiterungen in den nächsten Jahren in Kombination mit einer mittelfristig steigenden Nachfrage durch den Dienstleistungssektor werden die Leerstandsquote in Düsseldorf allmählich verbessern. Die Spitzenmieten gaben dort 2004 um durchschnittlich 4,5 % nach, in München verringerten sie sich noch einmal um 6,7 %. Ähnliches ist aus Berlin zu vermelden: Bei den Mietpreisen mussten Abstriche von 6,8 % hingenommen werden, die Leerstände erreichten eine Quote von 8,9 %. Im Jahresverlauf 2004 wurden dort eine Nachfragebelebung sowie eine Abschwächung der Miet- und Preisrückgänge erkennbar. Der Büromarkt in Hamburg präsentiert sich trotz einer Leerstandsquote von 8,1 % und eines Rückgangs der Spitzenmieten um 2,5 % inzwischen recht stabil.
Das schwache wirtschaftliche Umfeld wirkte sich ebenfalls auf den Markt der Einzelhandelsimmobilien aus. Die Nachfrage konzentriert sich auf 1-a-Citylagen. Während in Berlin internationale Luxusketten und Großfilialisten den Preis stabilisierten und die Mieten in diesen Lagen leicht anzogen, kamen andere Städte wie Düsseldorf und München ins Stocken. Durch die Konkurrenz der Einkaufsparks im Umland hält der Negativtrend in Hamburg sogar noch an.
Im Bereich der Wohnimmobilien war die Bautätigkeit 2004 weiterhin rückläufig. Auch die Mietpreise gaben nochmals nach. Lediglich die Nachfrage nach Single- und Zweipersonenwohnungen stabilisierte das Wohnflächenangebot und die Preise. Eine unsichere wirtschaftliche Lage sowie Steuer- und Mietgesetzesänderungen mindern zusätzlich die Attraktivität von Wohnimmobilien.

Frankreichs Immobilienmarkt in Europa führend. Paris behauptete sich im Berichtsjahr gegenüber den anderen europäischen Märkten. Mit einem Investitionsvolumen von deutlich über € 9 Mrd. wurde 2004 ein neues



Auf den wichtigsten Immobilienmärkten etabliert

Seit der Jahrtausendwende haben wir kontinuierlich unser internationales Hypothekengeschäft gestärkt. Relevant sind für uns nur die Märkte, die langfristig gute Perspektiven und überschaubare Risiken bieten. Märkte, wie wir sie in Deutschland, den Benelux-Ländern, Frankreich, Kanada, den USA und **Großbritannien** vorfinden. Durch intensive Vorarbeit, den Aufbau von Know-how und Kooperationen mit Spezialisten in diesen Märkten haben wir dort als zuverlässiger Partner einen festen Platz eingenommen.

ment fortgesetzt. Dabei verfolgen wir zwei Ziele: Einerseits streben wir die schonende Laufzeitverlängerung ausgewählter Bestände an, andererseits nehmen wir kontinuierlich eine Bestandsoptimierung innerhalb gleicher Laufzeiten und Solvaklassen vor, die zur Erhöhung der Spreads und somit des Marktwerts führen. Unter Berücksichtigung von Relative-Value-Analysen wurden Schuldscheine und Wertpapiere gegen besser rentierliche getauscht. Für diese Maßnahmen wurden keine neuen Refinanzierungsmittel benötigt.

Staatskredit nach Schuldnern
jeweils zum Jahresende in Mrd. €, Stand: 31.12.2004


60
50
40
30
20
10
0
48
56
55
53
56
2000
2001
2002
2003
2004
Inländische öffentliche Schuldner
Inländische öffentlich-rechtliche Schuldner
Ausländische öffentliche und öffentlich-rechtliche Schuldner

Gliederung des öffentlichen Deckungsstocks in %
Stand: 31.12.2004


Sonstige Auslandskredite
1,6
EU-Auslandskredite
12,0
Städte, kommunale Zweckverbände, Organisationen ohne Erwerbszweck und kommunalverbürgte Darlehen
8,5
Öffentlich-rechtliche Kreditinstitute und Sparkassen
29,5
Bundesrepublik Deutschland, Sondervermögen des Bundes und die deutschen Bundesländer, Kreditinstitute der öffentlichen Hand mit Sonderaufgaben (Solva 0)
48,4
Gesamtvolumen:
€ 52,7 Mrd.

Aktivgeschäft

Mit einem nahezu gleich bleibenden Volumen an neu gewährten Darlehen beendete die Essen Hyp das Staatskreditgeschäft im Jahr 2004. Neu zugesagt wurden Kredite im Umfang von € 15,1 Mrd. (€ 15,2 Mrd.), 0,6 % weniger als im Vorjahr. Darunter waren € 12,7 Mrd. (€ 12,9 Mrd.) an Darlehen und Wertpapieren, die wir in die Deckung unserer öffentlichen Pfandbriefe aufnehmen konnten.

Die inländischen öffentlichen Haushalte zeichneten sich im Berichtsjahr erneut durch einen anhaltend hohen Kreditbedarf aus, entsprechend stiegen die Neuausleihungen an diese Adressen im Berichtsjahr mit € 4,8 Mrd. (€ 4,2 Mrd.) um 14,3 %. An sonstige öffentlich-rechtliche Adressen haben wir Kredite mit einem Volumen von € 4,5 Mrd. (€ 6,3 Mrd.) ausgereicht.

Da aufgrund des so genannten Brüsseler Kompromisses das mittel- bis langfristige Deckungsgeschäft mit inländischen öffentlich-rechtlichen Kreditinstituten auslaufen wird, haben wir in den letzten Jahren das ausländische Staatskreditgeschäft kontinuierlich gestärkt. Unser zentrales Ziel dabei ist, die ohnehin geringen Risiken in unserem gesamten Staatskreditportfolio noch breiter zu streuen. Dass dieser Weg von Erfolg gekennzeichnet ist, zeigt die gute Risikostruktur, die sich in unserem öffentlichen Deckungsstock in Ausleihungen an Adressen innerhalb der Europäischen Union sowie in Nordamerika spiegelt. Um die ausländischen Märkte verstärkt als Assetquelle für uns nutzen zu können, haben wir im Berichtsjahr ein „International Asset Management Desk" in unserem Treasury aufgebaut.

Das Deckungsgeschäft mit ausländischen Adressen ist derzeit streng limitiert: Gemäß § 5 Abs. 1 HBG dürfen maximal 10 % des Deckungsbestands aus ausländischen Aktiva solcher Länder bestehen, in denen das Befriedigungsvorrecht der Pfandbriefgläubiger im Falle der Insolvenz einer deutschen Hypothekenbank nicht sichergestellt ist. Hierzu gibt es einige wenige Ausnahmen, wie zum Beispiel die Länder Frankreich, Luxemburg, Irland und Spanien, in denen es ein entsprechendes Insolvenzvorrecht gibt. Mit Inkrafttreten des Pfandbriefgesetzes ist zu erwarten, dass dieses Hemmnis für alle EU-Mitgliedstaaten entfallen wird. Dies wird uns die Möglichkeit eröffnen, das ausländische Deckungsgeschäft zu forcieren.

Dieser Strategie folgend haben wir unser Neugeschäft im Bereich der deckungsfähigen Darlehen und Wertpapiere an ausländische Schuldner auf € 3,4 Mrd. (€ 2,4 Mrd.) ausgeweitet. Diese Darlehen haben wir vor allem in den EU-Ländern Italien, Griechenland, Spanien, Ungarn und Tschechische Republik ausgereicht.

Nicht deckungsfähige Wertpapiere von inländischen Schuldnern haben wir im Umfang von insgesamt € 0,3 Mrd. (€ 0,8 Mrd.) neu in die Bücher genommen. Kredite an ausländische Schuldner, die nicht für die Deckung unserer öffentlichen Pfandbriefe geeignet sind, haben wir im Berichtsjahr in einem Gesamtvolumen von € 2,1 Mrd. (€ 1,5 Mrd.) vergeben. € 1,4 Mrd. (€ 1,3 Mrd.) aus diesem Segment entfallen auf Kreditnehmer innerhalb der EU. Insbesondere sind hier Italien, Großbritannien, Frankreich, Irland und Spanien anzuführen.

Unser Bestandsvolumen an ausländischen Staatskrediten sowie ausländischen Bank- und Unternehmensanleihen beträgt nunmehr € 15,1 Mrd. (€ 12,2 Mrd.) oder 24,3 % (20,9 %) unseres gesamten Kreditbestandes. Die Steigerung gegenüber dem Vorjahr um 3,4 %-Punkte belegt die kontinuierliche geografische Diversifikation unseres Kreditportfolios. Neben der Länderdiversifizierung haben wir im Geschäftsjahr 2004 unverändert unser Spreadmanage-

Rentenmarktentwicklung von Staatsanleihen 2004, Vereinigte Staaten und Deutschland im Vergleich


%
%-Punkte
5,0
4,8
4,6
4,4
4,2
4,0
3,8
3,6
3,4
1,0
0,8
0,6
0,4
0,2
0,0
−0,2
−0,4
−0,6
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.

Treasury Notes Laufzeit 10 Jahre (linke Skala)

Bundesanleihen Laufzeit 10 Jahre (linke Skala)

Zinsabstand von Treasury Notes (rechte Skala)

Quelle: Bloomberg

Geld- und Rentenmarktentwicklung 2004 im Euro-Raum in %


5
4,5
4
3,5
3
2,5
2
1,5
1
0,5
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.

10-jährige Pfandbriefe

5-jährige Pfandbriefe

Spitzenrefinanzierungsfazilität

Dreimonatsgeld

Einlagenfazilität

Quellen: Bloomberg, EZB

Staatskreditgeschäft: Internationales Standing weiter verbessert

Kreditportfolio weiter diversifiziert. Aufgrund des Abwärtstrends der Kapitalmarktzinsen seit der Jahresmitte 2004 und des besonders im letzten Quartal einsetzenden Rückgangs der Renditen in Deutschland haben wir das Geschäft im Bereich des Staatskredits nur moderat ausgeweitet. Im Zentrum unserer Aktivitäten stand, die geografische Diversifikation unseres Kreditportfolios voranzutreiben.

Entwicklung der internationalen Kapitalmärkte im Jahr 2004

Renditen langlaufender Schuldverschreibungen sinken. Freundlich präsentierten sich die Rentenmärkte im ersten Quartal 2004 auf beiden Seiten des Atlantiks. Grund war, dass die Entwicklung des US-Arbeitsmarktes hinter den Erwartungen der Marktteilnehmer zurückblieb und somit die Zweifel an der Nachhaltigkeit der konjunkturellen Erholung verstärkte. Hierzulande entfachte die Meldung, dass der ifo Geschäftsklimaindex im Februar das erste Mal seit zehn Monaten rückläufig war, Konjunktursorgen.

Dieses Bild änderte sich im zweiten Quartal: Die Renditen amerikanischer Papiere schnellten binnen wenigen Wochen um 100 Basispunkte nach oben, als sehr positive Konjunkturnachrichten, insbesondere gute Zahlen des US-Arbeitsmarktes, die Marktteilnehmer überraschten. Im Juni betrugen die Renditen von zehnjährigen US-Staatsanleihen in der Spitze 4,87 %. Nachdem die Leitzinsen elf Monate lang unverändert geblieben waren, reagierte Ende Juni schließlich auch die Federal Reserve (Fed). Sie erhöhte erwartungsgemäß den Leitzins um 25 Basispunkte auf 1,25 %.

Noch im Sommer drehte die Stimmung wieder: Neue Arbeitsmarktberichte blieben hinter den Erwartungen zurück, mehr und mehr schienen die steigenden Ölpreise nicht die Preisstabilität, dafür aber nach Ansicht der Kapitalmarktteilnehmer die Konjunktur zu gefährden. Die dadurch ausgelöste freundliche Stimmung am US-Rentenmarkt trotzte im weiteren Jahresverlauf auch der Tatsache, dass die US-Notenbank auf jeder ihrer Sitzungen ihren Leitzins um 25 Basispunkte anhob. Zum Jahresultimo lag der Zielsatz für Tagesgeld bei 2,25 %. Im Saldo sanken die Renditen von zehnjährigen US-Staatsanleihen von 4,25 % Ende 2003 um 3 Basispunkte auf 4,22 % Ende 2004. Der erwartete Zinsanstieg am langen Ende der Zinskurve blieb damit aus.

In Euroland fiel der Renditerückgang wesentlich stärker aus. Zwei Gründe waren dafür ausschlaggebend: Neben der Aufwertung des Euro sorgten enttäuschende Konjunkturnachrichten dafür, dass gemeinsam mit uns viele Kapitalmarktteilnehmer ihre Erwartung einer ersten Leitzinserhöhung durch die Europäische Zentralbank (EZB) immer weiter in die Zukunft verschoben. Schließlich spekulierten einige Marktteilnehmer sogar auf eine Zinssenkung der EZB. Unter dem Strich blieb der Leitzins jedoch über das Jahr unverändert. Diese Situation führte dazu, dass sich die Rentenmarktentwicklung im Euro-Raum in den letzten Wochen des Jahres von den Vorgaben aus Übersee abgekoppelt hatte. So fielen die Renditen von zehnjährigen Bundesanleihen im Saldo von 4,29 % Ende 2003 um 61 Basispunkte auf 3,68 % zum Jahresultimo 2004. Der Renditevorsprung von zehnjährigen Pfandbriefen gegenüber Bundesanleihen mit gleicher Laufzeit schwankte im Berichtszeitraum um die Marke von zehn Basispunkten.

Für die Zukunft gerüstet.



Mit der stetigen Internationalisierung des Staatskreditgeschäfts beweist die Essen Hyp Weitsicht in der Planung der eigenen Zukunft. Schon jetzt genießen wir in den Staaten Europas, so z. B. in **Italien,** Griechenland und Spanien, als Kreditgeber der öffentlichen Hand einen exzellenten Ruf. Neue rechtliche Rahmenbedingungen werden uns zusätzlichen Raum für unser Geschäft und dessen regionale Diversifikation eröffnen.

Weltwirtschaft im Aufwind

Wachstum von US-Wirtschaft beflügelt. Mit einem Wachstum von 5 % zeigte sich die Weltwirtschaft 2004 so stark wie zuletzt vor gut drei Dekaden. Das reale Bruttoinlandsprodukt in den G3-Währungsgebieten – Vereinigte Staaten, Euro-Raum und Japan – erreichte mit einer Steigerung von gut 3 % die höchste Wachstumsrate seit dem Boomjahr 2000. Taktgeber war erneut die US-Wirtschaft, die um 4,4 % zulegte (3,0 %). In 2004 wurden laut US-Arbeitsministerium mehr als 2 Mio. neue Arbeitsplätze geschaffen, was nach Ansicht einiger Kapitalmarktteilnehmer die Nachhaltigkeit des Wachstums verdeutlicht. Gleichzeitig erhöhte sich die Teuerungsrate auf Konsumentenebene auf 2,7 % (2,3 %). Dazu trug maßgeblich der Rohölpreis bei, der im Berichtsjahr auf historische Höchststände kletterte.
Überraschend gestärkt zeigte sich Japan: 2004 belief sich das wirtschaftliche Wachstum auf 2,6 % nach 1,4 % im Vorjahr. Gründe waren der Anstieg der Auslandsnachfrage, der Investitionstätigkeit und des privaten Konsums. Anzeichen für ein Überwinden der Deflation weckten zusätzliches Vertrauen in den Aufschwung.

Euroland wächst langsamer – Deutschland wieder unter dem Durchschnitt. Nach einem optimistisch stimmenden Jahresbeginn verlor die Konjunkturerholung in der zweiten Jahreshälfte wieder an Fahrt. Im Jahresdurchschnitt konnte so im Euro-Raum ein Wachstum des Bruttoinlandsproduktes von 2,0 % (0,5 %) erzielt werden. Aufgrund der steigenden Energiepreise sowie der Erhöhung von administrativen Preisen und indirekten Steuern lag die Inflationsrate das fünfte Jahr in Folge über der Marke von 2 %. Eine nachhaltige Gefährdung der Preisstabilität, etwa durch überhöhte Lohnabschlüsse, bestand jedoch nicht.
Mit einem Wachstum von 1,6 % liegt Deutschland unter dem Durchschnitt des Euro-Raumes. Belastet wurde die wirtschaftliche Expansion dadurch, dass die Investitionen in Bauaktivitäten das fünfte Jahr in Folge zurückgefahren wurden. Gleichzeitig sank der private Konsum – wichtigste Komponente des Bruttoinlandsproduktes – um 0,3 %. Für das Wachstum ist zu 1,2 %-Punkten der Außenbeitrag verantwortlich. Infolge der schwachen Binnenkonjunktur lag die Defizitquote Deutschlands bei 3,9 % und damit zum dritten Mal in Folge über der im Maastricht-Vertrag festgelegten Grenze von 3 %. Die Inflationsrate kletterte auf 1,6 %.



Lagebericht des Vorstands

Im Jahr 2004 war die Essen Hyp erneut rund um den Globus aktiv. Dabei haben wir unser Ziel erreicht, das internationale Staatskreditgeschäft weiter zu stärken. Gleichermaßen haben wir unser Geschäftsfeld der in- und ausländischen Immobilienfinanzierungen gepflegt. Es ist uns gelungen, in weiten Teilen der Welt neue Geschäftspartner und Investoren für uns zu gewinnen. Mit diesem umfangreichen Engagement konnten wir den Erfolg der Bank erneut steigern. So feiern wir mit diesem Geschäftsbericht ein kleines Jubiläum: Zum 10. Mal in Folge können wir von einem gestiegenen Jahresüberschuss berichten.



Abteilungen Public Relations Management, Corporate Communications und Vorstandsbüro: v. l. n. r. Claudia Neff-Stobbe, Ute Gibbels, Dr. Kerstin Büteführ, Nina Wittkopf und Ursula Meierkamp

Dialog schafft Vertrauen

Offener Dialog, persönliche Gespräche und umfassende Informationen sind aus unserer Sicht durch nichts zu ersetzen. Gewissenhaft verfolgen wir eine Politik der Transparenz, mit der wir das Vertrauen unserer Geschäftspartner und Investoren rechtfertigen. Investorengespräche und internationale Roadshows in vielen Teilen der Welt gehören deshalb genauso zur guten Tradition der Essen Hyp wie unser Dialog mit den Kapitalmarktteilnehmern und die von uns veranstaltete Kapitalmarktkonferenz. Nicht zuletzt stellen wir im Internet detaillierte Informationen über die Qualität unserer Produkte bereit. Die allgemeinen Standards der Transparenz übertreffen wir damit bei Weitem. Unsere Geschäftspartner wissen, dass sie uns vertrauen können.





Fachbereiche Gesamtbanksteuerung und Bilanzen und Steuern: v. l. n. r. Manfred Bartling, Vincenzo Profeta, Norbert Boddenberg, Dr. Frank Brocks und Hui-Chuan Gumtow

Unsere Effizienz setzt Maßstäbe

Flache Hierarchien und kurze Wege – die schlanke Organisation ist das Rückgrat der Essen Hyp. Unsere Unternehmensphilosophie wird getragen von höchsten Ansprüchen an Flexibilität und Effizienz. Das garantiert uns, dass wir in kürzester Zeit unsere Aktivitäten auf dem Kapitalmarkt an das Marktgeschehen anpassen und neue Wege in unseren Geschäftsfeldern beschreiten können. Unsere Cost-Income Ratio ist zum Gütesiegel unseres Hauses geworden: Heute zählen wir zu den effizientesten Banken weltweit. Diese Performance verbürgt unsere ausgezeichnete Rentabilität. Hypothekenbank in Essen AG – der Name steht auch im 18. Geschäftsjahr für Leistungsstärke, von der unsere Anleger und Geschäftspartner profitieren.


AAA



Fachbereich Treasury: v. l. n. r. Heinrich Strack, Monika Rieks, Oliver Schwarzer, Michael Leineweber, Günter Pless und Heidi Riedel

Mit Qualität und Sicherheit überzeugen

Sicherheit mit Rentabilität zu kombinieren, das ist die Spezialität der Essen Hyp. Rund die Hälfte der von uns emittierten Volumina sichern sich inzwischen ausländische Investoren – Beleg für unser exzellentes Standing an den internationalen Kapitalmärkten. Zugleich zählen wir zu den größten privaten Emissionshäusern weltweit: Unser jährliches Refinanzierungspotenzial liegt um die Marke von € 30 Mrd. Bestätigt wird unsere Kompetenz als Pfandbriefemittentin von den großen Ratingagenturen, die unseren öffentlichen Pfandbriefen mit Triple-A das bestmögliche Rating verleihen.





Fachbereiche Hypotheken Markt und Marktfolge:
v. l. n. r. Ingo Albert, Thomas Link, Wolf-Christian Angott
und Ingrun Beckmann

Partner für erfolgreiche Finanzierungen

Schnelle Kreditentscheidungen sichern den Erfolg von Immobilienprojekten – in diesem Wissen forcieren wir seit dem Jahrtausendwechsel unser internationales Hypothekengeschäft. Als Partner für die Finanzierung erstklassiger Objekte, die strenge Bewertungskriterien erfüllen müssen, haben wir uns auf den Immobilienmärkten Nordamerikas und Europas fest etabliert. Mit einem Netz von Repräsentanzen in Brüssel, Paris, London und New York sind wir direkt vor Ort vertreten. Das gewährleistet die umfassende, persönliche Betreuung unserer Kunden und Konsortialpartner. Diese Verbindung von Schnelligkeit, Zuverlässigkeit und Risikobewusstsein sichert uns die Anerkennung unserer Geschäftspartner.





Michael Fröhner, Mitglied des Vorstands,
und Marianne Borghoff, Vorstandssekretariat

Von der Idee zum erfolgreichen Global Player

Ob Bund, Land oder Kommunen – das Staatskreditgeschäft der Essen Hyp reicht in Deutschland hinein in alle Ebenen der Verwaltung. Und es erreicht in immer stärkerem Maße alle Staaten und ihre Administration in Europa und Nordamerika. So haben wir seit unserer Gründung ein regional sehr ausgewogenes Kreditportfolio aufgebaut, für das wir bis heute nicht einen einzigen Ausfall zu verzeichnen hatten. Aufgrund unserer bald zwei Jahrzehnte währenden Erfahrung und unseres Know-hows sind wir heute national und international geschätzter Partner für das Staatskreditgeschäft, die tragende Säule unserer Geschäftsaktivitäten. Aus der Gründungsidee der Essen Hyp ist ein Erfolgsmodell geworden.

Beirat

DR. AXEL FRHR. V. RUEDORFFER
Vorsitzender *(ab 18. März 2004),*
Mitglied des Zentralen Beirats
der Commerzbank AG, Frankfurt/Main

DR. FRIEDEL ABEL
Vorsitzender des Vorstands
der Hochtief Construction AG, Essen

HAROLD HÖRAUF
Mitglied des Aufsichtsrats
der HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

DR. HANS-JOACHIM JACOB
Wirtschaftsprüfer, Darmstadt

PROF. EM. DR. PAUL KLEMMER
Präsident des Deutschen Verbands für Wohnungswesen,
Städtebau und Raumordnung e. V., Berlin

UWE KRUSCHINSKI
Mitglied des Vorstands
der Bankgesellschaft Berlin AG, Berlin

HERMANN MARTH
Vorsitzender des Vorstands
der RAG Immobilien AG, Essen

KLAUS POHL
Geschäftsführer der Treuhandstelle
für Wohnungsunternehmen in Bayern GmbH, München

DR. UDO SCHEFFEL
Sprecher des Vorstands
Bayerische Immobilien AG, München

DR. WOLFGANG SCHUPPLI
Rechtsanwalt, Wiesbaden

DR. ULF R. SIEBEL
Rechtsanwalt, Frankfurt/Main

Generalbevollmächtigte

NORBERT BODDENBERG
Essen

HANS-JÜRGEN KRÖNCKE
Haltern

Treuhänder

DIETER EBERLE
Rechtsanwalt, Essen

ROLF DAHLMANN
Stellvertreter, Essen

DR. THOMAS GEER
Stellvertreter, Essen

DR. JOHANNES WERNER SCHMIDT
Stellvertreter *(bis 31. Dezember 2004)*, Essen

Aufsichtsrat

ANDREAS DE MAIZIÈRE
Vorsitzender *(ab 18. März 2004)*;
Mitglied des Vorstands
der Commerzbank AG, Frankfurt/Main

DR. AXEL FRHR. V. RUEDORFFER
Vorsitzender *(bis 18. März 2004)*;
Mitglied des Zentralen Beirats
der Commerzbank AG, Frankfurt/Main

DIPL.-OEC. BERTA SCHUPPLI
Stellvertretende Vorsitzende, Wiesbaden

DIETER DISSE
Bankangestellter
Hypothekenbank in Essen AG, Essen

UTE GIBBELS
Bankangestellte
Hypothekenbank in Essen AG, Essen

DR. RENATE KRÜMMER
(ab 18. März 2004)
Leiterin Zentraler Stab
Konzernentwicklung/Konzerncontrolling
der Commerzbank AG, Frankfurt/Main

DR. ERIC STRUTZ
Mitglied des Vorstands
der Commerzbank AG, Frankfurt/Main

Vorstand

HUBERT SCHULTE-KEMPER
Vorsitzender, Marl

MICHAEL FRÖHNER
Dortmund

HARALD POHL
(bis 31. Dezember 2004)
Oberhausen

Sehr geehrte Geschäftsfreunde, dies ist der Ort, an dem es Dank zu sagen gilt. Zunächst möchte ich im Namen des Gesamtvorstands Herrn Harald Pohl, seit 1992 in unserem Hause in vielfältigen Funktionen und seit Mitte 1999 als Mitglied dieses Vorstands tätig, für seine großen Verdienste um die Bank danken. Herr Pohl hat die Bank auf eigenen Wunsch zum Ende des Jahres 2004 verlassen, um sich neuen Herausforderungen zu stellen. Hierfür wünsche ich ihm im Namen des Vorstands und der Mitarbeiter alles Gute und weiterhin viel Erfolg. Für eine Interimszeit wird die Bank bis zur Bestellung eines neuen Vorstandsmitglieds durch einen zweiköpfigen Vorstand geleitet.

Zu tiefem Dank bin ich auch Herrn Dr. Axel Frhr. v. Ruedorffer verpflichtet, der am 18. März 2004 mit Erreichen des Pensionsalters Vorsitz und Mitgliedschaft in unserem Aufsichtsrat sowie in seinen Ausschüssen niedergelegt hat. Herr Dr. v. Ruedorffer hat die Bank über viele Jahre stark geprägt und wesentlichen Anteil an ihrer Erfolgsgeschichte. Dafür bedanke ich mich ganz persönlich sowie im Namen des Vorstands.

Meine Damen und Herren, ich danke für Ihr Vertrauen und freue mich, wenn ich weiterhin auf Ihre Verbundenheit zur Essen Hyp bauen darf.

Perspektive – zu ambitioniert geplant haben. Wahr ist indes, dass wir im Geschäftsjahr 2004 ein Kreditvolumen von € 3,2 Mrd. abgelehnt haben, ganz überwiegend aus dem Grund, dass unsere hohen Anforderungen an die Ertrag-Risiko-Relation nicht erfüllt wurden. Das Erreichen einer Planzahl um ihrer selbst willen ist nicht Teil unserer Strategie und wird es auch nicht werden.

Meine Damen und Herren, das Geschäftsjahr 2004 war für die Bank ein sehr ereignisreiches Jahr. Wir haben im Rahmen unseres Relationship-Managements erneut große Anstrengungen unternommen, unseren Investorenkreis auf eine sehr breite internationale Basis zu stellen. Dazu haben wir unsere Roadshow in Kooperation mit Bundeskanzler a. D. Dr. Helmut Kohl fortgesetzt. Daneben haben wir Investorengespräche im Mittleren Osten, in Indien sowie in vielen Ländern Europas geführt. Der Erfolg dieser Aktivitäten zeigt sich in den Zahlen: In den zurückliegenden fünf Jahren haben wir Jumbo- und Global-Pfandbriefe mit einem Volumen von rd. € 47 Mrd. in 40 Ländern abgesetzt. Zudem haben sich gerade im Berichtsjahr unsere Refinanzierungskosten sehr erfreulich entwickelt.

Alles in allem blicke ich auf ein für die Bank gutes Geschäftsjahr 2004 zurück. Der Erfolg gibt mir große Zuversicht für die kommenden Jahre, besonders auch im Hinblick auf zu erwartende tief greifende Veränderungen mit Inkrafttreten des Pfandbriefgesetzes Mitte 2005. Ich sehe die Essen Hyp für diese Herausforderungen gut gewappnet. Und den Vorsprung, den wir in unseren Kerngeschäftsfeldern erarbeitet haben, werden wir zu verteidigen wissen. Im Übrigen begrüße ich es ausdrücklich, dass die Gemeinde der Pfandbriefemittenten wachsen wird. Es gibt kaum einen besseren Beleg, dass der Pfandbrief als Investment höchster Qualität und typisches Triple-A-Produkt nach wie vor eine große Zukunft hat.

dass wir unsere Ertragsplanung – unter Berücksichtigung einer gegenüber dem Vorjahr deutlich erhöhten Kreditrisikovorsorge – in vollem Umfang erfüllen und das Betriebsergebnis aus dem Vorjahr übertreffen konnten. Vor dem Hintergrund der Volatilität des Kapitalmarktes, der insgesamt doch schwachen in- und ausländischen Immobilienmärkte und der lahmenden konjunkturellen Entwicklung in Deutschland und in weiten Teilen Europas war das Erreichen dieses Ziels ein durchaus hartes Stück Arbeit.

Das Ergebnis ist für sich genommen sehr respektabel, jedoch ist es meiner Meinung nach fast noch wichtiger zu erkennen, dass sich die Bank auch in schwierigen Zeiten den Herausforderungen stellt und diese mit gutem Erfolg meistert. Dies ist notwendigerweise mit einer schlanken Organisation verbunden, aufgrund derer wir sehr schnell auf Veränderungen reagieren und sich ergebende Chancen für uns nutzen können. An dieser Struktur wird – vielleicht auch zu Lasten von auf den ersten Blick interessant erscheinenden Geschäftsmöglichkeiten – nicht gerüttelt. Zu dieser Aussage stehe ich uneingeschränkt, wissend, dass der Gesamtvorstand, der Aufsichtsrat und unsere Aktionäre an einem Strang ziehen.

Das Stichwort „Verlässlichkeit“ zwingt mich in die Verantwortung, den Geschäftsbericht des Vorjahres noch einmal in die Hand zu nehmen und daraufhin zu überprüfen, ob wir die dort für das Geschäftsjahr 2004 formulierten Ziele tatsächlich erreicht haben. Ganz überwiegend kann ich dies bejahen. Unsere Planungen zum Staatskreditgeschäft, zur Refinanzierung, zu Ertrag und Rentabilität haben wir bestätigt. Insoweit erlaube ich mir, von einer sehr hohen Prognosegüte zu sprechen. Abstriche muss ich indes im Segment des in- und ausländischen Immobilienfinanzierungsgeschäfts machen. Hier haben wir unser geplantes Neugeschäftsvolumen nicht erreicht. Daraus ließe sich ableiten, dass wir in diesem Segment – aus heutiger



Hubert Schulte-Kemper, Vorsitzender des Vorstands

Sehr geehrte Geschäftsfreunde,

die Hypothekenbank in Essen AG, über deren Geschäftsverlauf ich Ihnen als Vorsitzender des Vorstands nun zum 18. Mal berichte, bestätigt auch in der Rückschau auf das Geschäftsjahr 2004, dass sie bei gesundem Wachstum ein nachhaltig ertragsstarkes Unternehmen ist.

Ich bin mit der in diesem Geschäftsbericht aufzuzeigenden Weiterentwicklung der Bank mehr als zufrieden: Erneut kann ich mit 14,3 % nach 14,1 % im Vorjahr von einem herausragenden Wert für den Return on Equity nach Steuern berichten. Damit dürften wir uns wie im Jahr 2003 im Ranking der profitabelsten Banken in der Spitzengruppe bewegen. Mit Erreichen unserer Zielrentabilität ist zugleich belegt,

Inhalt

Die Grafiken, Bilder und das Interview sind nicht Bestandteil des Lageberichts.

Auf einen Blick

Bilanzsumme
Ausleihungen
Hypothekendarlehen
Kommunalkredite
fremde Wertpapiere
andere Forderungen
Begebene Schuldverschreibungen
Hypothekenpfandbriefe
öffentliche Pfandbriefe
sonstige Schuldverschreibungen/andere Verbindlichkeiten
Neugeschäft
Hypothekendarlehen
Kommunalkredite
fremde Wertpapiere
Eigenkapital
eingezahltes Kapital und Rücklagen
Genussrechte
Nachrangige Verbindlichkeiten
Zins- und Provisionsüberschuss
Allgemeine Verwaltungsaufwendungen
Personalaufwand
andere Verwaltungsaufwendungen
Abschreibungen auf Sachanlagen
Cost-Income Ratio in %
Betriebsergebnis
Jahresüberschuss

Rückblick auf 10 erfolgreiche Jahre

Angaben in Mio. €, Stand zum Jahresende	**1995**
Bilanzsumme	17.734
Ausleihungen	
Hypothekendarlehen	1.386
Kommunalkredite	13.505
fremde Wertpapiere	2.142
andere Forderungen	174
Begebene Schuldverschreibungen	
Hypothekenpfandbriefe	977
öffentliche Pfandbriefe	14.160
sonstige Schuldverschreibungen / andere Verbindlichkeiten	2.031
Neugeschäft	
Hypothekendarlehen	329
Kommunalkredite	8.719
fremde Wertpapiere	1.547
Eigenkapital	
eingezahltes Kapital und Rücklagen	260
Genussrechte	54
Nachrangige Verbindlichkeiten	130
Zins- und Provisionsüberschuss	74,3
Allgemeine Verwaltungsaufwendungen	
Personalaufwand	6,2
andere Verwaltungsaufwendungen	3,7
Abschreibungen auf Sachanlagen	3,3
Cost-Income Ratio in %	17,8
Betriebsergebnis	42,0
Jahresüberschuss	20,5

Anmerkungen: [1] Zahlen wurden geändert. Erläuterung siehe Anhang [2] ohne Berücksichtigung des Sondereffekts aus Teilwertabsc

	1996	1997	1998	1999	2000	2001	2002	2003	2004
	25.393	35.471	45.596	55.905	58.771	69.553	70.979	74.299[1]	79.461
	1.565	1.715	1.827	1.841	2.271	3.003	4.290	5.822	7.258
	21.675	29.389	35.873	39.810	36.097	36.841	35.870	34.764	33.102
	1.022	2.689	5.918	10.701	16.493	24.349	24.286	25.179[1]	30.588
	461	672	888	1.591	2.415	2.703	4.035	5.647[1]	5.047
	1.176	1.219	1.087	1.078	1.272	1.305	1.884	2.703	4.173
	21.438	30.077	38.684	48.379	47.015	54.519	50.738	51.477	52.571
	2.192	3.418	4.872	5.281	9.170	12.182	16.855	18.452[1]	20.855
	427	266	415	574	1.216	1.366	1.627	2.517	1.956
	10.124	14.238	14.856	16.706	13.714	5.297	4.235	7.148	4.538
	1.306	2.907	4.518	6.771	12.494	16.632	12.420	8.016	10.541
	265	311	377	454	426	554	554	584	654
	54	129	187	243	255	279	284	324	319
	130	155	189	244	244	298	297	348	358
	98,9	125,8	149,9	168,6	161,2	170,9	187,5	213,5	234,8
	6,9	8,4	8,0	9,3	9,8	10,6	10,8	12,1	13,7
	4,6	5,9	7,1	8,2	8,9	9,5	9,4	11,2	11,0
	2,2	1,6	1,5	3,2	3,5	3,4	3,0	2,2	13,0
	13,9	12,7	11,0	12,3	13,8	13,8	12,4	12,0	11,7[2]
	55,5	78,4	105,7	120,2	98,5	108,1	112,3	118,6	128,6
	26,9	38,7	53,0	64,8	66,7	72,3	76,2	81,2	91,0

ueibung.

Geschäftsbericht 2004

HYPOTHEKENBANK IN ESSEN AG



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On March 17, 2005 Hypothekenbank in Essen AG (Essen Hyp) presented its 2004 business results on the occasion of its traditional Annual Reception in the former coal mine Zeche Zollverein. For the time being, the Annual Report 2004 is available in German only. The English version will be completed in the near future.

» Annual Report 2004 (German version)

▷ **Impressions of our Annual Reception on March 17, 2005**

Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody's upgraded the rating of Essen Hyp's public-sector Pfandbriefe to Aaa. As a result Essen Hyp's public-sector Pfandbriefe are now rated triple A by all major rating agencies. » **more** (PDF)

Our 4th Capital Market Conference is just around the corner

The date for the next Capital Market Conference of Essen Hyp has now been fixed: The conference will take place in the Congress Center of the Messe Essen on June 15 and 16, 2005. Details about the conference program and information on how to register will be released in the near future. » **more**



▷ **Impressions of our Roadshow Stockholm 10th February 2005**

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VDH-Pfandbrief Curve



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3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » **more**

Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss

RECEIVED
2005 APR 28 P 5:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE



International Real Estate Finance: Europe and North America



Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business.

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Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

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VDH-Pfandbrief Curve



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Credit Research
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» more

3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss

the future interest rate and economic development.
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Ratings and Analyses (as of: February 17, 2005)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa2	AAA
Long-term counterparty rating	BBB+ (outlook stable)	A2 (outlook stable)	A- (outlook positive)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

▷ Standard & Poor's	Rating analysis as of Aug 31, 2004 and ratings as of Aug 1, 2003.
▷ Moody's	Rating analysis as of June 2002 and rating confirmation as of March 7, 2003.
▷ Fitch Ratings	Extract as of October 25, 2004; the complete report can be obtained from Fitch.

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Interest Rate Forecast G3

Economic Growth and Interest Rate Outlook
for the United States, Euro Area, Japan 2004/2005

I took the title of this report from my G3 publication of summer 2002. Today it is even more accurate than ever. Growth of U.S. GDP has accelerated to the tremendous annualized rate of 8.2% in the third quarter of last year, according to the revised data of the U.S. Department of Commerce, after an already solid growth rate of 3.1% in the previous quarter. I again expect strong economic growth with an annualized rate of more than 5% for the final quarter of last year. In December 2003 the ISM index for the manufacturing industry reached the highest level in 20 years. However, the great majority of market observers did not comment euphorically on this economic development. In contrast, they doubted once more the sustainability of the economic recovery. » **more**

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Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2004/2005

» United States
» **Euro Area**
» **Japan**

Economic Growth and Interest Rate Outlook for the United States 2004/2005

Economic Growth

No doom and gloom – it's full steam ahead!

I took the title of this report from my G3 publication of summer 2002. Today it is even more accurate than ever. Growth of U.S. GDP has accelerated to the tremendous annualized rate of 8.2% in the third quarter of last year, according to the revised data of the U.S. Department of Commerce, after an already solid growth rate of 3.1% in the previous quarter. I again expect strong economic growth with an annualized rate of more than 5% for the final quarter of last year. In December 2003 the ISM index for the manufacturing industry reached the highest level in 20 years. However, the great majority of market observers did not comment euphorically on this economic development. In contrast, they doubted once more the sustainability of the economic recovery. One could think of a latent anti-Americanism, had no famous U.S. economist been among those doubting economists as well. Although one piece of positive economic news is followed by another, market participants stick to their pessimistic growth view. At the beginning, market participants thought the economic recovery would be certain only when corporate profits start to rise – in the third quarter of 2003 the S&P 500 profits rose by 23% compared to the same period of 2002. Then skeptics demanded a rise in investment activity – in the third quarter of 2003 investment in equipment and software rose in real terms by 7% compared to the same period of the previous year. The objection heard several times, that the increase of investment activity was merely a result of the hedonic method of deflationary adjustment, is answered by the fact that investment activity, counted in current prices, has expanded only less slightly. Finally, the argument, the economic recovery would slacken due to missing indicators for a stabilization of the labor market, was added. In the meantime employment has risen for six successive months, according to the households survey. In the recent past the high growth in the U.S. was modified, indicating single effects like increased military expenditure, the cash inflow through refinancing residential properties and the tax cuts of the Bush government. But these objections are neither convincing due to the following reasons:

- The proportion of defense spending of U.S. GDP has constantly decreased since the end of the Korean War in 1953 and was at only 4% in 2002. Actually, the U.S. government

increased defense spending by nearly 13% year-over-year in the third quarter of 2003, but due to its decreased economic importance this surge of military spending has contributed less than a half percentage point to the change rate of GDP of 3.6% in the third quarter of 2003.

- Since July 2003 the rising interest rates of mortgage loans with 30-years maturity have made the unprecedented flood of refinancing applications for residential properties slowly disappear. According to anecdotal reports, home owners have, in the course of these refinancings, usually borrowed a higher amount against their property than before. Various analysts are of the opinion that the resulting inflow of liquidity has contributed considerably to the very high private consumption spending in the third quarter of 2003. During this period the disposable income as well as private consumption – in nominal amounts respectively – has risen by annualized rates of more than 8%, while the savings rate remained constant at 2.3%. Consequently, private households have completely used up the tax cut of summer 2003 (increase of the child allowance and the lowering of the income tax rates). This, however, makes clear that the inflow of liquidity from refinancing cannot be exhausted yet. This is supported by the fact that the amount of savings and money market funds (mutual funds), measured in percent of disposable income, has recently reached an all-time high. Therefore, a considerable decelerated growth of private consumer spending is not expected. In addition, the slump in the home market has still not taken place, despite all prophecies of doom. The index established by the National Association of Home Builders remained, in January 2004, slightly below its quarterly high of October 2003.

- In addition, the retroactive effecting tax cut of last summer will result in a tax refunds increase of an estimated 55 billion U.S. dollars in the first half of the year. This repeated expansionary stimulus corresponds to 0.5% of the nominal GDP. Experience of earlier tax cuts, as well as the recent strong rise in consumer confidence, suggest that the coming tax cuts will also largely be converted into private consumption. It is astonishing that there is no argument in favor of high private consumption spending resulting from the positive wealth effect which started in spring with friendly stock markets. Wealth of households has, with about 42,000 billion U.S. dollars at the end of the third quarter in 2003, already exceeded the local low of the third quarter of 2002 by 3,500 billion U.S. dollars, and are currently not far away the all-time high of the first quarter of 2000. At that time a surge of the personal savings rate, and thus a slump in private consumption spending, resulting from the negative wealth effect accompanying the bursting of the speculative bubble on the stock markets, was forecast by the pessimists. This slump did not materialize, thanks to an only slight increase in the personal savings rate. Moreover, the low savings rate level in the United States compared to Germany and Japan is, in my view, not an indicator for a nation with an excessive debt burden, but rather an expression of the citizens' positive income expectations which are based on a markedly favorable demographic situation compared to all other industrialized nations. Be that as it may: there is enough time until the fiscal-political stimulation peters out to guarantee a transition from the current economic recovery

to a self-supporting expansion.

The self-supporting expansion will develop along a high growth path. This fact is based on the previously mentioned favorable demographic development but first and foremost on the impressive progress of productivity in the U.S. economy. According to revised data, growth in labor productivity has accelerated from an average 1.5% p.a. during the first half of the 90s and 2.4% p.a. during the second half, up to enormous 3.9% p.a. in the years 2000 to 2003 [1] (see current graph). It can be assumed that recent progress in productivity will level off in the course of a continued recovery of the labor market. Nevertheless, the acceleration of growth in productivity since the beginning of this millennium is still so strong, seen against the background of this argument, that it could conceal another rise of trend growth. This is even more likely due to the fact that the average growth of GDP slowed down from 4.1% p.a. in the second half of the 90s to 2.0% p.a. in the years 2000 to 2003 [2] . That given, an acceleration of productivity growth can no more be regarded merely as a cyclic phenomenon: the thesis of a "new economy" was proven during the recession in 2001 at the latest. In addition, according to a current study [3] computer investments unfold their entire productivity-increasing effect only after a delay of 7 years. As a result of an investment increase in information processing and software [4] by an average of almost 20% per year during the second half of the 90s, the application of new technical inventions will continuously lead to significant productivity gains in the coming years.

This year private consumption and investment in equipment and software will be the two main economic growth supporters. But also inventory increases will noticeably contribute to GDP growth rate. Private consumption will benefit from the previously mentioned tax refunds and a brightening on the labor market. In a first step the latter will contribute to the increase of disposable income through a rise in employment. In the further course of the year consumer's purchasing power could produce another step-up due to rising wages, because growth of real wage fell behind productivity performance in the past quarters. Investment in equipment and software will be quickened by the double-digit growing profits and the improved depreciation allowances which are valid until the end of 2004. Moreover, four years after the Y2K boom big reinvestments in the information technology sector are already lined up to go.

Despite the depreciation of the U.S. dollar the current account deficit will not narrow because the brisk domestic demand will go along with a strong import growth. Net exports will consequently not contribute to GDP growth.

The average annual growth rate of GDP in 2004 will be approximately 5.5%. This remarkably strong growth can partly be traced back to a statistical overhang in 2003. In 2005, however, the speed of expansion will slow down somewhat to a still high growth rate of about 4.5%.

Although the economic engine is again running fast, an acceleration in inflation is not visible. In contrast and fortunately for the bond market, in the middle of December the U.S. Department of

Labor reported a slowdown in the consumer price index less energy and food of 0.1% in November, compared to previous month, in seasonal-adjusted terms. Compared to the previous year the so-called core rate was, at only 1.1%, the lowest since May 1963. In view of a still large underutilization of capacities and decreasing unit labor costs – in the third quarter of 2003 unit labor costs dropped by 2.2% compared to same quarter of last year – this year's change rate will significantly fall below the 2% mark of last year. This is neither countered by the present weakness of the U.S. dollar nor by the bullish commodity market. A comparable situation in the years from 1994 to 1996 did not result in an accelerated surge in prices and, thus, proved that the development of unit labor costs determines the development of consumer prices. Accordingly, the ghost of a deflation has vanished into thin air due to the most recent depreciation of the U.S dollar and the surge in commodity prices. The fact that the year-over-year change rate of 2% equaled the Federal Reserve Bank of Cleveland calculated median CPI for several months, may thus be regarded as the first indicator for a slow deceleration of the more than 20 year-old disinflation trend. The Open Market Committee of the Federal Reserve (FOMC) agrees with the evaluation of a lessening deflation risk. Its communiqué of December 9, 2003 states: "The probability of an unwelcome fall in inflation has diminished in recent months and now appears almost equal to that of a rise in inflation[5]". It further states: "However, with inflation quite low and resource use slack, the Committee believes that policy accommodation can be maintained for a considerable period[6]". Capital market participants are now trying to figure out at what time the "considerable period of time" will be over.

In accordance with a recent Bloomberg survey the majority of economists schedule the beginning of the next interest rates hike phase for the second half of this year. However, I forecast the beginning of the key interest rate increase as early as in the first half of the year. This point of view is firstly supported by the expectation that the expansionary pace in the United States will be considerably above the growth trend also in the coming quarters and thus, current under-utilization of capacities will decrease. Jack Guynn, President of the Federal Reserve Bank of Atlanta, recently commented the U.S. monetary policy as follows: "If the economic expansion continues to build momentum and breadth, it will be appropriate at some point to bring policy back to a longer-run setting that is more consistent with noninflationary, sustainable growth[7]." Secondly, financial market conditions have noticeably brightened. This is visible in the recovery of the stock market and the narrowing of interest spreads of corporate bonds compared to government bonds. Thirdly, deflation expectations of capital market participants have vaporized – if they ever actually existed. Notwithstanding my expectation of continuously low inflation rates, the necessity for a more extreme expansionary monetary policy is waning. The tightening of the monetary reins, as I forecast, will inevitably initiate a sellout at the long end of the interest rate curve. Among market players the predominant expectation that the Federal Reserve will keep on its expansive stance for a long time, should have decisively contributed to the stabilization of long-term yields at a comparatively low level. The absence of a key interest rate hike by the Federal Reserve during the last year is thus very likely the main reason for my misleading forecast of strongly surging U.S. capital market yields as of spring 2003. Hence, the Deutsche Bundesbank writes:

"...despite the sharp increase in recent months, the actual interest rate level in the United States is still significantly lower than the interest rate level estimated on the basis of these two important explanatory factors[8]." Another explanation for the rather low U.S. yield level may be that bond dealers and fund managers are a lot less optimistic regarding economic growth than their colleagues in the economic research departments. But due to the fact that my forecast is located at the upper margin of the range determined by the forecasts of the economic research departments, the way to considerably higher yields is predetermined even according to this way of argumentation, if my growth forecast actually comes about. Therefore, I expect that 10-year U.S. Treasury Notes will yield 5.4% at the end of this year. The predicted yield increase will also continue next year.

1. Labor productivity estimate for the fourth quarter of 2003.
2. GDP estimate for the fourth quarter of 2003.
3. See: Erik Brynjolfson and Lorin M. Hitt, "Computing Productivity: Firm-Level Evidence" in : The Review of Economics and Statistics, Volume 85, Issue 4 - November 2003, p. 793 - 808.
4. Based on the real data series with the basis year 1996.
5. **http://www.federalreserve.gov/boarddocs/press/monetary/2003/20031209/default.htm**.
6. ibidem
7. **http://www.frbatlanta.org/invoke.cfm?objectid=E69E6AB6-FFF3-6B39-C4763CCFDBF782F3&method=display**
8. See: Monthly Report December 2003 of the Deutsche Bundesbank, p.17.

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Investor Relations

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: +49 201 8135 442 or e-mail to: **Dirk.Chlench@essenhyp.com**

- **Forecast meeting Mar 22, 2005**
- **Forecast meeting Nov 4, 2004**
- **Forecast meeting Jul 7, 2004**
- **Forecast meeting Mar 25, 2004**
- **Forecast meeting Nov 3, 2003**
- **Forecast meeting Mar 27, 2003**
- **Forecast meeting Nov 6, 2002**
- **Forecast meeting Aug 19, 2002**
- **Forecast meeting May 14, 2002**
- **Forecast meeting Feb 7, 2002**
- **Forecast meeting Oct 1, 2001**
- **Forecast meeting Jun 19, 2001**
- **Forecast meeting Jan 24, 2001**
- **Forecast meeting Nov 22, 2000**
- **Forecast meeting Sep 14, 2000**
- **Forecast meeting Jul 18, 2000**
- **Forecast meeting May 16, 2000**

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Interest Rate Forecast Meeting
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Interest Rate Forecast Meeting on March 22, 2004

Results of the consensus survey

Forecast for the Euro Three-Month Money Market Rate
Status as of March 22, 2005: 2.00%

	2nd quarter of 2005	3rd quarter of 2005	4rd quarter of 2005	1st quarter of 2006	2nd quarter of 2006
Consensus Forecast	2.00%	2.00%	2.25%	2.25%	2.50%
Highest Forecast	2.30%	2.30%	2.50%	2.75%	2.75%
Lowest Forecast	2.00%	2.00%	1.75%	1.75%	1.50%
as of Quarter-end					

Forecast for the 10-year*Pfandbrief*yields
Status as of March 22, 2005: 3.81%

	2nd quarter of 2005	3rd quarter of 2005	4rd quarter of 2005	1st quarter of 2006	2nd quarter of 2006
Consensus Forecast	3.92%	3.90%	3.98%	4.03%	4.15%
Highest Forecast	4.20%	4.60%	4.60%	4.80%	4.60%
Lowest Forecast	3.70%	3.50%	3.35%	3.20%	3.00%
as of Quarter-end					

Participants:

Bernd Bäume, Bankhaus Lampe KG, Düsseldorf
Dr. Gunar Lietz, IKB Deutsche Industriebank AG, Düsseldorf
Erhard Rossig, Bergbau-Berufsgenossenschaft, Bochum
Prof. Dr. Peter Bofinger, Bayerische Julius-Maximilians-Universität Würzburg, Würzburg

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Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss

Eugen Keller, Metzler Asset Management GmbH, Frankfurt am Main
Patrick Braemer, Gallinat-Bank AG, Essen
Fabienne Riefer, Deutsche Postbank AG, Bonn
Dirk Chlench, Hypothekenbank in Essen AG, Essen
Dr. Frank Brocks, Hypothekenbank in Essen AG, Essen
Reinhold Knaus, Westfalenbank AG, Bochum
Olaf Kilimann, Volksbank Marl-Recklinghausen eG, Marl
Steffen Neumann, Landesbank Rheinland-Pfalz, Mainz
Christian van Heynsbergen, Gallinat-Bank AG, Essen
Andreas Speer, Bayerische Landesbank, München
Jens-Uwe Wächter, DekaBank, Frankfurt am Main
Claudia Windt, Landesbank Hessen-Thüringen, Frankfurt am Main
Peter Wirth, Deutsche Apotheker- und Ärztebank, Düsseldorf
Martin Hofbauer, Hypothekenbank in Essen AG, Essen
Jan Bottermann, National-Bank AG, Essen
Dr. Harald Loy, Deutsche Bundesbank, Düsseldorf
Ekkehard Link, National-Bank AG, Essen

If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to:Dirk.Chlench@essenhyp.com

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the future interest rate and economic development.
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Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics in a bimonthly manner. We monitor economic and financial developments in the USA, the euro area and Japan. If you are interested in receving our articles automatically, please send us an **e-mail** and we will add your name to our mailing list.

Articles in 2005

- **Germany: Will structural reforms push Germany into deflation?** January/February 2005

Articles in 2004

- **Germany: Irrational pessimism on bond markets?** November/ December 2004
- **How global savings glut could undermine global economic expansion?** September/ October 2004
- **Germany: Are economists now too bearish about Germany?** May/June 2004
- **Japan: Third Time Lucky!** March/April 2004
- **US-Dollar: It's the economy - stupid!** January/February 2004

Articles in 2003

- **Rare Gems** November/December 2003
- **Japan hands the wooden spoon to Germany!** September/October 2003
- **World: A global economic upturn is underway!** July/August 2003
- **Germany: Glimmer of hope for an economic revival!** May/June 2003
- **Germany/Europe: Build up anti-cyclical stock positions** March/April 2003

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3rd Capital Market Conference
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Germany: Will structural reforms push Germany into deflation? » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss

▷ **USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003?** January/February 2003

the future interest rate and economic development.
» more

Articles in 2002

▷ **USA: The last ray of hope for the world economy** November/December, 2002
▷ **Germany: From powerhouse to poorhouse of Western Europe?** September/October, 2002
▷ **USA: The U.S. consumers are well alive and kicking!** July/August, 2002
▷ **World:Real interest rates and funding conditions** May/June 2002
▷ **Euro area: Markets will once again beat economists on ECB rates!** March/April 2002
▷ **USA: Don't bet on a double dip in the United States!** January/February 2002

Articles in 2001

▷ **World: Will the New Economy Continue?** November/December 2001
▷ **USA: We definitely continue to believe in a V-shaped recovery** September/Oktober 2001
▷ **Germany: Searching for the trough of the business cycle** July/August 2001
▷ **USA: The most recent rise in bond prices is just a pause in a bear market** May/June 2001
▷ **Japan: A brief review of the recent BOJ monetary policy** March/April 2001
▷ **USA: U.S. economic slowdown will only lead to a short-term dollar weakening** January/February 2001

Articles in 2000

▷ **Euro area: "New Economy" in the euro area will lead to a Euro rebound** November/December 2000
▷ **Japan: Will the Recovery result in an ongoing strong expansion?** September/October 2000
▷ **USA: A flexible labor market is the key issue for a bull market.** July/August 2000
▷ **Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market?** May/June 2000
▷ **USA: Overvalued US stock market - so what?** March/April 2000
▷ **Germany: The return of inflation?** January/February 2000

Articles in 1999

- **World: The role of asset prices in US Fed and ESCB monetary policy** December 99
- **World: Some Thoughts on the 'liquidity' argument** November 1999
- **USA: Inflation-led interest rate fears - and rightly so?** October 1999
- **USA: Don't stay long in bonds** September 1999
- **Euro area: A review of the first six months of the euro currency** August 1999
- **USA: Do we get a bear market like in 1994 ?** July 1999
- **USA: Real Wages versus Unemployment Rate** June 1999
- **Germany: Consumer Price Inflation Forecast for 1999/2000** May 1999
- **Euro Area: Implied inflation expectations** April 1999
- **Euro Area: Real 3-month interest rates** March 1999
- **USA: Personal savings rate** February 1999

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HYPOTHEKENBANK IN ESSEN AG

Current Financial and Economic Topics

January 25, 2005

Dirk Chlench +49 201 8135 442 - dirk.chlench@essenhyp.com

Global | United States | Euro Area | Japan | Germany

Will structural reforms push Germany into deflation?

In Germany politicians, business leaders or economists who call for wage cuts as a means of overcoming the stubbornly high German unemployment rates, are no longer voices in the wilderness. Nowadays such proposals barely raise protests, neither in TV talk shows nor in pub discussions. They have really become the mainstream view. Hans-Werner Sinn, president of the Ifo Institute, one of the largest economic think-tanks in Germany, is the most prominent preacher of the alleged fundamental need for painful structural reforms. This Munich economic professor has, in his bestseller "Ist Deutschland noch zu retten?" ("Can Germany be saved?"), listed a set of bitter pills to overcome the German economic malaise. His proposals are, among others, that hourly wages should be reduced by 10 to 15 percent (for low-skilled workers even by 30 percent), that employees should work at least 42 hours a week and that collective wage settlements should be abolished.

Against the backdrop of the wage restraint in recent years such proposals sounds rather weird. Given the negative public attitude towards unions plus unions' shrinking membership, they are no longer in a position to push through adequate wage settlements.


Labor Union Members as a Percentage of all German Employees
(year-end data)
%
40
35
30
25
20
15
10
5
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Chart 1 - Sources: German Confederation of Labor Unions (Deutscher Gewerkschaftsbund), United Services Union (ver.di - Vereinte Dienstleistungsgewerkschaft), Global Insight and own calculations

Hence, real wages and salaries per employee have not risen at all in the last ten years.


Real Wages and Salaries per Employee
(percent change from the previous year)
%
4
3
2
1
0
-1
-2
-3
-4
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004(e)

Chart 2 - Sources: Deutsche Bundesbank and own calculations and estimates

In the third quarter of 2004, unit labor costs in the economy as a whole decreased by 0.4% in quarter-on-quarter terms, marking the fifth decline in a row. This corresponds to a unit labor cost decrease of 1.3 percent, compared with the same quarter in the previous year.

However, advocates of more painful reforms respond by saying that excessive wage contracts in the aftermath of reunification are still a heavy burden for Germany's international competitiveness. In their view, outright wage cuts are necessary to get the German economy back on its feet. But three counter-arguments take the wind out of the doomsayers' sails.

- First, Germany already has recouped the cost disadvantage that arose following reunification. As can be seen in Chart 3, German unit labor costs have risen less than in other euro area member states for the period from 1991 to the third quarter of 2004 (this even includes the period of excessive wage settlements after reunification)


Total Unit Labor Costs in Selected Euro Area Member States
(seasonally adjusted quarterly data)
Index
1991=100
150
145
140
135
130
125
120
115
110
105
100
95
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
Spain
France
Italy
Germany

Chart 3 - Sources: Deutsche Bundesbank, Global Insight, Citigroup and own calculations

Particularly since the launch of the euro in 1999 the German economy has become even more competitive. Given that since this point in time the conversion rate of the German Mark to the euro remained irrevocably fixed, the advantage of relatively tame unit labor costs has not been impaired by currency movements. Hence, the excess in the German trade balance on goods with other euro area member states has almost tripled, increasing from EUR 28 billion in 1998 to an estimated EUR 80 billion in 2004.


Trade Balance on Goods with Other Euro Area Member Staates
(annual averages)
Billion
90
80
70
60
50
40
30
20
10
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004(e)

Chart 4 - Sources: Deutsche Bundesbank and own calculations and estimates

- Second, the bold statement that Germany is not internationally competitive is not in line with its overall export development. Germany was able to increase its real exports, on average, by an annual growth rate of around 5% during the last four years. As a result, in 2003, Germany regained its long-held position as the world champion in exports. According to information received from the Federal Statistical Office, it is most likely that Germany retained its top ranking in 2004. But the scaremongers try to talk down this German success story with the strange statement that Germany has evolved into a so-called "bazaar economy". By this, these scaremongers mean that Germany does no more than simply import large quantities of intermediate goods, assembles them and finally places the label "Made in Germany" on the finished export product. But as can easily be seen in

Chart 5, real exports have grown faster than real imports in recent years. According to preliminary figures released by the Federal Statistical Office, Germany's real net exports, i.e. real exports minus real imports, have risen to EUR 115.2 billion in 2004 and so have registered their highest level since reunification.


Exports and Imports of Goods and Services
(seasonally adjusted quarterly data, at 1995 prices)
Billion
Billion
220
200
180
160
140
120
100
80
120
100
80
60
40
20
0
-20
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Net exports (RS) Exports (L S) Imports (L S

Chart 5 - Source: Bloomberg

Thus, the increase in real net exports contributed 1.2 percentage points to the real GDP growth rate of 1.7 percent.

- Finally, it is very doubtful whether a strategy of wage cuts is the right medicine for an economy whose main problem is ailing domestic demand. This is even more true for a large economy like Germany's, whose domestic demand is 2.5 times greater than its export demand. During the period from 2000 to 2004 German real domestic demand sank on average by an annual rate of 0.4 percent, whereas real domestic demand increased in all other big industrial countries, in some at very healthy rates. Even in Japan, the former laggard of the world economy, real domestic demand expanded in the period under review on average by an estimated annual rate of 1.2 percent.

Unfortunately there is not even a glimmer of hope that domestic demand in Germany will recover in the foreseeable future. In the third quarter of 2004, wages and salaries per employee went down by 0.3% in year-on-year terms.


Wages and Salaries per Employee
(percent change from the same quarter in the previous year)
%
12
11
10
9
8
7
6
5
4
3
2
1
0
-1
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Chart 6 - Source: Deutsche Bundesbank

Given the anecdotal evidence of axed Christmas bonuses in many firms, wage development will most likely have stayed depressed in the final quarter of last year. Another burden for domestic demand is that the fear of job losses, combined with the uncertainty about further social subsidy cuts by the federal government, has prompted consumers to hold tight onto their money. For example, some automobile companies have successfully pushed through wage freezes by threatening to outsource production to low-wage countries. In addition, a huge number of new labor market rules has recently been adopted. According to one of them, which will become effective in February 2006, fired workers younger than 55 years will only receive benefits from the compulsory unemployment insurance for a maximum of one year. From an Anglo-Saxony perspective this might seem long, but in Germany the average period of unemployment is much longer than there. According to the German Federal Employment Agency (Bundesagentur für Arbeit), the average period stood at 38.1 weeks in 2004. After the end of the compulsory unemployment insurance payments, those still unemployed have to tap into their own personal financial reserves before then being entitled to social welfare.

Given all these circumstances, the personal savings rate has not dropped in the current phase of economic weakness, as in the two previous ones.


Personal Savings as a Percentage of Disposable Personal Income
(West Germany before 1991, seasonally adjusted quarterly data)
%
16
15
14
13
12
11
10
9
Phases of economic weakness
1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004

Chart 7 - Source: Deutsche Bundesbank

In a situation of meager income gains, consumers typically save less in order to maintain their previous standard of living. Unless it is that consumers fear, like now, that their current situation could get even worse. Hence, Holger Schmieding, Head of European Economic Research at the Bank of America, stated: "Even if the effect of the German stock market slump on the personal savings rate is taken into account, speculation persists that the overall uncertainty about the future labor market situation contributed significantly to the rise in personal savings."

The other side of the coin regarding all these cost-cutting measures is that corporate profits have been soaring. In the third quarter of 2004, entrepreneurial and investment income as a percentage of national income reached the highest level for more than ten years.


Entrepreneurial and Investment Income as a Percentage of National Income
(West Germany before 1991, seasonally adjusted quarterly data)
%
34
32
30
28
26
24
22
1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006

Chart 8 - Source: Deutsche Bundesbank

However this profit revival has, at least up to now, not induced firms to invest in machinery and equipment, as can been seen in Chart 9.


Entrepreneurial Income and Machinery and Equipment Investment
(percent change from the previous year)
%
12
10
8
6
4
2
0
-2
-4
-6
-8
-10
-12
-14
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Entrepreneurial and inv estment income
Machinery and eq uipment inv estment

Chart 9 - Source: Federal Statistical Office

In order to forestall any objections by advocates of painful reforms, let me say that German companies did not invest abroad either. Financial outflow for foreign direct investment plunged from EUR 102 billion in 1999 to EUR 2 billion in 2003. In the period from January 2004 to November 2004, monthly outflow figures for foreign direct investment came to EUR 5 billion.

Two presumptions may explain the current hesitant mood among the heads of businesses. Companies might have used their earnings first and foremost to reduce debts piled up during the new economy era.


Debt of Nonfinancial Corporations as a Percentage of Nominal GDP
(year-end figures for debts)
%
100
90
80
70
60
50
40
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Chart 10 - Sources: Deutsche Bundesbank, Bloomberg and own calculations

However, against the backdrop of ailing German domestic demand business leaders' sales expectations might anyway be low. The tragedy is that Germany resembles a ship without a steering wheel. German policymakers are no longer able to stimulate domestic demand. Nobody is responsible for macroeconomics: labor unions have markedly lost bargaining power, the German Bundesbank had to hand over monetary responsibility to the European Central Bank and the Federal Government is bound by the straitjacket of the Stability and Growth Pact.

The "One size fits all" rule of the European Monetary Union has an absurd result. Germany, the laggard of the eurozone, has to cope with one of the highest real short-term interest rates in the eurozone due to its low inflation rate.


Three-month interest rates deflated by HICP core inflation
(before January 1999 synthetic rates for the euro area)
%
6,0
5,0
4,0
3,0
2,0
1,0
0,0
-1,0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
euro area
Germany

Chart 11 - Sources: Global Insight, Bloomberg, Deutsche Bundesbank, ECB and own calculations

The same also applies to long-term interest rates. Moreover, German fiscal policy sought to - even if without great success - fulfill the rules set by the Maastricht criteria and the Stability and Growth Pact. According to OECD figures, general government total outlays (as a percentage of nominal GDP) decreased from 49.3% in 1993 to 48.9% in 2003. This happened despite the fact that government outlays for social benefits and social transfer in kind went north as a result of the increase in unemployment. In response German politicians had little choice but to radically cut public investment.


General Government Outlays: Gross Fixed Capital Formation
(as a percentage of nominal GDP)
%
3,2
2,8
2,4
2,0
1,6
1,2
0,8
0,4
0,0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Chart 12 - Source: OECD

Against the backdrop of domestic demand being in the doldrums it will hurt even more that the appreciation of the euro has put export demand, Germany's only real pillar, at risk.

Given these dismal prospects for aggregate demand the danger is of Germany slipping into deflation, like Japan did a decade ago. It is true that the consumer price index rose on average by 1.6% in 2004, compared to the previous year. If the effects of the health care reform and the tobacco tax hikes are excluded, average annual inflation would have stood somewhere below the 1% mark.


Consumer Price Index
(percent change from the same month in the previous year)
%
7
6
5
4
3
2
1
0
-1
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
Overall index
Index excluding energy and the effects of changes in indirect taxes and administered prices

Chart 13 - Sources: Bloomberg, Commerzbank AG

In line with this low level of underlying inflation is that the December 2004 figure for the one-year-ahead inflation expectations of German consumers dropped to its lowest level in 17 years.

Referring to the consensus forecast, German real GDP is expected to grow by 1.2 percent in 2005 and 1.6 percent in 2006. These projected growth rates are roughly in line with most estimates for potential real GDP growth. So if this comes about the output-gap will remain negative, thus putting ongoing downward pressures on inflation. These downward pressures will be boosted by the lagged effects of the euro's appreciation in 2004, by somewhat retreating crude oil prices and by the removal of trade quotas for textiles and clothing. However, a minor upward effect on the consumer price index will be triggered by the planned tobacco tax hike in September 2005. Taking into account all these factors I expect that the average annual change rate of the consumer price index will stand at 1.0 percent this year. Barring any further price shocks, annual inflation rates will approach the zero mark next year, being then fairly close to deflation. Although the European monetary watchdogs have to set central bank rates for the eurozone as a whole, the deflationary tendencies in Germany, its biggest member state, will definitely put an ECB interest rate cut back on the table. But given my faith in the sustainability of the U.S. expansion and given the looming inflation dangers there, I expect yields of ten-year U.S. Treasury Notes to rise markedly above the 5 percent mark in the second half of this year. With this bearish outlook for U.S. bonds it is a very tricky business to even make a forecast for the future direction of the German bond yield development. On the one hand the predominance of the U.S. bond market on the development of long-term Bund yields has become ever stronger in the last decade. On the other hand Japanese bond yields managed to decouple from the U.S. market in 1999 and thereafter, due to the background of emerging deflation and Japanese money market rates at close to zero. In addition, yields of U.S. Treasuries and German Bunds have indeed recently moved in different directions. If I am forced to make a forecast for long-term Bund yields, I pencil in slightly rising figures, well knowing that that would cook Germany's goose. Given my half-hearted forecast for the long end of the euro curve, investors should instead bet on ECB rates coming further down.

Investor relations

Roadshows

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our Glossary.

The power point presentation compiled for our roadshow to the Middle East in February 2005 is available for download here.

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Breakdown of new lending commitments
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Derivatives

- Counterparty ratings
- Yield curve distribution

Ratings

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

- Investment of available funds

Mortgage Loans

Breakdown of mortgage portfolio
- Domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV
- Derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- Surplus cover

Breakdown of non-cover loans
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Breakdown of new lending commitments

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▷ **Overview of ratings**

Code of Conduct

▷ **Outline**

▷ **Domestic loans by type of property, region and LTV**

▷ **Foreign loans by type of property, country and LTV**

the future interest rate and economic development.
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Crystal Clear

All figures are updated periodically (see overview of updates).

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Credit Research

Overview of updates

Subject	Update period	Last update
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	03.2005
by borrowers and regions	monthly	03.2005
by countries	monthly	03.2005
by risk weighting	monthly	03.2005
derivatives serving as cover	monthly	03.2005
Cover pool at market value		
Development/ Stress scenario	monthly	03.2005
Surplus cover	monthly	03.2005
Breakdown of new lending commitments		
by rating	monthly	03.2005
by borrowers and regions	monthly	03.2005
by countries	monthly	03.2005
by risk weighting	monthly	03.2005
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	03.2005
by borrowers and regions	monthly	03.2005
by countries	monthly	03.2005

by risk weighting	monthly	03.2005
Breakdown of new lending commitments		
by rating	monthly	03.2005
by borrowers and regions	monthly	03.2005
by countries	monthly	03.2005
by risk weighting	monthly	03.2005
Investment of available funds	monthly	03.2005
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	03.2005
foreign loans by type of property, country and LTV	quarterly	03.2005
derivatives serving as cover	monthly	03.2005
Cover pool at market value		
Development/ Stress scenario	monthly	03.2005
Surplus cover	monthly	03.2005
Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	03.2005
Breakdown of new lending commitments		
domestic loans by type of property, region and LTV	quarterly	03.2005
foreign loans by type of property, country and LTV	quarterly	03.2005
Derivatives		
Counterparty ratings	monthly	03.2005

Yield curve distribution	monthly	03.2005
Risk Management		
Value-at-risk	monthly	03.2005
Worst-case scenario	monthly	03.2005
Interest rate risk	monthly	03.2005
Grundsatz I	monthly	03.2005
Grundsatz II	monthly	03.2005

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Breakdown of cover pool by rating

S & P/ Moody's / Fitch 31.03.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	13,292	25.25
AA+ / Aa1 / AA+	5,444	10.34
AA / Aa2 / AA	6,451	12.26
AA- / Aa3 / AA-	13,893	26.40
A+ / A1 / A+	2,078	3.95
A / A2/ A	1,183	2.25
A- / A3 / A-	1,058	2.01
BBB+ / Baa1 / BBB+	212	0.40
Without rating *	9,021	17.14
Total	**52,632**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	4,150	7.88
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,244	8.06
Loans within the EU (public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	329	0.63

Others	298	0.57
Total	**9,021**	**17.14**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,632m

Information as permitted by banking confidentiality. 31.03.2005

Please click on the different parts of the pie chart for further information.


Foreign loans
14.45%
Federal Government of Germany, Federal Government's special fund and "Laender"
41.84%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
8.36%
special public sector banks (solva 0)
6.91%
Public-sector banks and saving banks/ Financial Institutions
28.44%

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	22,019	41.84
Cities, municipalities, non-profit organizations and loans guaranteed	4,399	8.36

by municipal authorities		
special public sector banks (solva 0)	3,636	6.91
Public-sector banks and saving banks/ financial institution	14,972	28.44
Foreign Loans	7,606	14.45
Total	**52,632**	**100.00**

ESSEN HYP

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,632m

Information as permitted by banking confidentiality.	31.03.2005
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	**in Euro m**
Federal Government of Germany	223
Federal Government's Special Fund	1,260
Laender (individual German Federal States)	20,536
Total	**22,019**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,632m

Information as permitted by banking confidentiality.	31.03.2005
Cities, municipalities, non-profit organizationsand loans guaranteed by municipal authorities in	**in Euro m**
Baden-Wuerttemberg	274
Bavaria	355
Berlin	8
Brandenburg	8
Bremen	132
Hamburg	341
Hesse	204
Lower Saxony	700
Mecklenburg-Western Pomerania	28
North Rhine-Westphalia	1,678
Rhineland-Palatinate	150
Saarland	98
Saxony	1
Saxony-Anhalt	1
Schleswig-Holstein	413
Thuringia	8
Total	**4,399**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,632m

Information as permitted by banking confidentiality.	31.03.2005
Public-sector banks and savings banks	**in Euro m**
special public sector banks (solva 0)	3,636
Total	**3,636**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,632m

Information as permitted by banking confidentiality.	31.03.2005
Public-sector banks and savings banks	**in Euro m**
Public-sector banks/ financial institution	9,986
Savings banks in	**in Euro m**
Baden-Wuerttemberg	1,244
Bavaria	94
Bremen	10
Hamburg	90
Hesse	190
Lower Saxony	441
Mecklenburg-Western Pomerania	50
North Rhine-Westphalia	2,304
Rhineland-Palatinate	20
Saarland	5
Saxony	25
Schleswig-Holstein	497
Mortgage loans guaranteed by the public-sector	16
Total	**14,972**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,632 m

Information as permitted by banking confidentiality.	31.03.2005
Loans within EU	**in Euro m**
Public-sector banks in EU member states	1,171
EU member states	3,064
EU regional governments	1,342
EU member states, cities and municipalities	78
Loans guaranteed by EU member states	864
EU institutions	0
Subtotal	**6,519**
Other Foreign Loans	**in Euro m**
Public-sector banks	124
States	229
Regional governments	491
cities and municipalities	8
Loans guaranteed by foreign states	235
Subtotal	1,087
Total	**7,606**

Public-sector loans

Breakdown of cover pool by countries

		31.03.2005
by countries	**in Euro m**	**in %**
Austria	1,081	2.05
Belgium	152	0.29
Canada	404	0.77
Cyprus	99	0.19
Czech Republic	187	0.36
Finland	51	0.10
France	503	0.96
Germany	45,026	85.54
Great Britain	26	0.05
Greece	220	0.42
Hungary	626	1.19
Iceland	129	0.25
Italy	325	0.62
Latvia	45	0.09
Lithunia	39	0.07
Poland	192	0.36
Portugal	1,355	2.56
Slovak Republic	110	0.21
Slovenia	80	0.15
Spain	1,173	2.23
Sweden	87	0.17
The Netherlands	74	0.14

The United States	344	0.65
Others	304	0.58
Total	**52,632**	**100.00**


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Public-sector loans

Breakdown of cover pool by risk weighting

31.03.2005

Risk weighting	in Euro m	in %
0%	34,925	66.36
10%	4,454	8.46
20%	13,253	25.18
100%	0	0.00
Total	**52,632**	**100.00**

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ESSEN HYP

Public-sector loans

Public-sector cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
31/03/2005	0.00	0.00
28/02/2005	0.00	0.00
31/01/2005	0.00	0.00
31/12/2004	0.00	0.00
30/11/2004	0.00	0.00
31/10/2004	111.52	-0.19
30/09/2004	111.52	0.52
31/08/2004	111.52	-1.97
31/07/2004	111.52	-2.11
30/06/2004	111.52	-3.45
31/05/2004	111.52	-0.32
30/04/2004	111.52	-1.34
31/03/2004	111.52	-0.76
29/02/2004	111.52	0.64
31/01/2004	111.52	-0.43
31/12/2003	111.52	-0.79
30/11/2003	111.52	-1.61
31/10/2003	111.52	-1.44
30/09/2003	111.52	-2.24
31/08/2003	111.52	-2.40
31/07/2003	111.52	-1.74

30/06/2003	111.52	-1.34
31/05/2003	111.52	-3.13
30/04/2003	111.52	-4.37
31/03/2003	111.52	-7.23
28/02/2002	111.52	-8.22
31/01/2003	111.52	-7.86

Public-sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (public-sector Pfandbriefe)	Market value surplus cover in € m	Surplus cover in % *	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields *	Surplus cover in € m in the case of falling yields	Surplus co in % in tl case of fall yields *
31.03.2005	56,097.38	52,331.95	3,765.43	7.20	2,833.37	5.54	4,632.64	8.65
28.02.2005	54,733.21	50,224.00	4,509.21	8.98	3,602.76	7.34	5,314.14	10.33
31.01.2005	56,528.60	51,756.35	4,772.24	9.22	3,772.96	7.46	5,655.67	10.67
31.12.2004	56,592.45	52,428.38	4,164.07	7.94	3,109.84	6.07	5,134.39	9.57
30.11.2004	56,909.24	52,476.81	4,432.43	8.45	3,362.61	6.56	5,423.30	10.10
31.10.2004	56,414.02	52,861.53	3,552.50	6.66	2,351.02	4.55	4,622.78	8.54
30.09.2004	56,272.94	52,670.90	3,602.04	6.84	2,385.11	4.64	4,698.73	8.70
31.08.2004	55,989.71	52,576.98	3,412.72	6.49	2,211.34	4.31	4,488.71	8.32
31.07.2004	55,810.65	52,499.49	3,311.16	6.31	2,007.42	3.93	4,523.12	8.37
30.06.2004	55,869.76	52,686.32	3,183.44	6.04	1,759.22	3.45	4,543.44	8.35
31.05.2004	55,631.68	52,330.64	3,301.04	6.31	1,717.35	3.39	4,902.65	9.06
30.04.2004	55,419.11	51,409.77	4,009.34	7.80	2,395.04	4.81	6,019.64	11.32
31.03.2004	55,510.38	51,343.85	4,166.53	8.11	2,788.86	5.64	6,612.97	12.51
29.02.2004	54,767.10	51,057.92	3,709.18	7.26	1,908.62	3.86	5,920.97	11.22
31.01.2004	54,366.68	51,077.12	3,259.57	6.44	1,575.83	3.19	5,498.95	10.42

* The amendment of the German Morgage Bank Act (HBG), which took effect on April 9, 2004, stipulates that German mortage banks must, in addition to the **"de facto" overcollateralization**, maintain a **securing excess cover** of 2%. This securing excess cover must also be maintained when calculating the present value, including stress scenarios (upward/downward yield curve shifts). The calculation of the present value is governed by the Net Present Value Directive (Barwertverordnung) published by the Federal Financial Supervisory Authority (BaFin) in December 2003. To ensure that

the mandatory overcollateralization is maintained at all times, banks are required to simulate stress scenarios in accordance with the static or the dynamic approach.

For the static approach, the stress scenario is calculated on the basis of a parallel yield curve shift by +/- 250 basis points.

For the dynamic approach, a number and distribution of maturities appropriate to the scope and structure of the institution's transactions has to be selected on the respective yield curve. The minimum number of maturities is six, including the following: 1 month, 1 year, 5 years, 7 years, 10 years and 15 years.

Essen Hyp uses the dynamic approach.

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Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31/03/2005	51,454.69	52,631.75	1,177.06	2.3	797.80	1.6	3.9
28/02/2005	49,243.87	51,269.03	2,025.16	4.1	535.80	1.1	5.2
31/01/2005	50,603.72	52,399.46	1,795.74	3.5	717.60	1.4	4.9
31/12/2004	51,340.37	52,705.53	1,365.16	2.7	415.50	0.8	3.5
30/11/2004	51,306.42	53,156.46	1,850.04	3.6	355.36	0.7	4.3
31/10/2004	51,805.87	52,919.77	1,113.90	2.2	399.80	0.8	3.0
30/09/2004	51,802.74	52,965.24	1,162.50	2.2	570.80	1.1	3.3
31/08/2004	51,718.23	52,834.41	1,116.18	2.2	304.80	0.6	2.8
31/07/2004	51,850.10	53,113.88	1,263.78	2.4	446.80	0.9	3.3
30/06/2004	52,128.36	53,165.67	1,037.31	2.0	331.33	0.6	2.6
31/05/2004	51,663.36	52,854.12	1,190.76	2.3	459.75	0.9	3.2
30/04/2004	50,595.48	52,409.61	1,814.13	3.6	593.37	1.2	4.8
31/03/2004	50,105.46	51,723.48	1,618.02	3.2	616.30	1.2	4.4
29/02/2004	49,978.24	51,322.38	1,344.14	2.7	340.17	0.7	3.4
31/01/2004	50,215.02	51,259.87	1,044.85	2.1	115.20	0.2	2.3
31/12/2003	50,182.81	50,821.11	638.30	1.3	256.37	0.5	1.8
30/11/2003	50,378.42	51,173.12	794.70	1.6	411.84	0.8	2.4
31/10/2003	50,151.37	50,693.46	542.09	1.1	475.60	0.9	2.0
30/09/2003	50,787.81	51,390.95	603.14	1.2	355.70	0.7	1.9

31/08/2003	48,592.09	49,452.45	860.36	1.8	302.30	0.6	2.4
31/07/2003	48,349.97	48,897.85	547.88	1.1	141.44	0.3	1.4
30/06/2003	47,607.68	48,259.63	651.95	1.4	465.20	1.0	2.4
31/05/2003	48,486.93	48,851.54	364.61	0.8	267.40	0.6	1.4
30/04/2003	48,701.46	49,141.17	439.71	0.9	142.90	0.3	1.2
31/03/2003	48,786.06	49,884.93	1,098.87	2.3	188.40	0.4	2.7
28/02/2003	48,817.68	50,043.07	1,225.39	2.5	215.30	0.4	3.0
31/01/2003	49,152.92	50,365.79	1,212.87	2.5	219.00	0.4	2.9

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch 31.03.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	964	17.61
AA+ / Aa1 / AA+	539	9.85
AA / Aa2 / AA	1,115	20.38
AA- / Aa3 / AA-	872	15.93
A+ / A1 / A+	193	3.53
A / A2/ A	200	3.65
A- / A3 / A-	400	7.31
BBB+ / Baa1 / BBB+	0	0.00
Without rating *	1,190	21.74
Total	**5,473**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	983	17.96
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	172	3.14
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	0	0.00
Others	35	0.64
Total	**1,190**	**21.74**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

31.03.2005

Please click on the different parts of the pie chart for further information.


Federal Government of Germany, Federal Government's special fund and "Laender"
16.13%
Foreign loans
34.53%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
3.14%
41.08%
Public-sector banks and saving banks/ Financial Institutions
special public sector banks (solva 0)
5.12%

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	883	16.13
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	172	3.14
special public sector banks (solva 0)	280	5.12

Public-sector banks and saving banks/ financial institution	2,248	41.08
Foreign loans	1,890	34.53
Total	**5,473**	**100.00**

ESSEN HYP

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.03.2005
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	**in Euro m**
Federal Government of Germany	0
Federal Government's Special Fund	0
Laender (individual German Federal States)	883
Total	**883**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.03.2005
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities in	**in Euro m**
Baden-Wuerttemberg	0
Bavaria	0
Berlin	0
Brandenburg	0
Bremen	0
Hamburg	150
Hesse	20
Lower Saxony	0
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	2
Rhineland-Palatinate	0
Saarland	0
Saxony	0
Saxony-Anhait	0
Schleswig-Holstein	0
Thuringia	0
Total	**172**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.03.2005
Public-sector banks, Private banks and savings banks	**in Euro m**
special public sector banks (solva 0)	280
Total	**280**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.03.2005
Public-sector banks, Private banks and savings banks	**in Euro m**
Public-sector banks and Private banks/ financial institution	1,245
Savings banks in	**in Euro m**
Baden-Wuerttemberg	557
Bavaria	10
Hamburg	0
Hesse	30
Lower Saxony	40
Mecklenburg-Western Pomerania	10
North Rhine-Westphalia	311
Rhineland-Palatinate	0
Saxony	25
Schleswig-Holstein	20
Total	**2,248**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.03.2005
Loans within EU	**in Euro m**
Public-sector banks in EU member states	365
EU member states	1,055
EU regional governments	18
EU member states, cities and municipalities	0
Loans guaranteed by EU member states	84
EU institutions	0
Subtotal	**1,522**
Other Foreign Loans	**in Euro m**
States	323
Regional governments	32
Foreign member states, cities and municipalities	0
Loans guaranteed by foreign states	13
Subtotal	368
Total	**1,890**

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Public-sector loans - Breakdown of new lending commitments

by countries

		31.03.2005
by countries	**in Euro m**	**in %**
Austria	315	5.76
Belgium	0	0.00
Canada	33	0.60
Cyprus	0	0.00
Czech Republic	75	1.37
France	0	0.00
Germany	3,583	65.46
Greece	215	3.93
Hungary	295	5.39
Iceland	0	0.00
Italy	343	6.27
Latvia	0	0.00
Lithunia	0	0.00
Poland	0	0.00
Portugal	150	2.74
Slovak Republic	60	1.10
Slovenia	10	0.18
Spain	59	1.08
The Netherlands	0	0.00
The United States	12	0.22
Others	323	5.90
Total	**5,473**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by risk weighting

Risk weighting	**in Euro m**	**in %**
		31.03.2005
0%	2,878	52.58
10%	997	18.22
20%	1,598	29.20
Total	**5,473**	**100.00**

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Credit Research

Risk Report

Risk monitoring systems

Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our internal organization and to optimize our models and procedures in order to identify, quantify and handle potential risks. This is the only way to ensure their transparency and manageability. The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions, but also enables us to recognize new opportunities.

Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible business strategy that focuses on creating added value, it must also install effective control mechanisms. The business activities of mortgage banks as specialist banks are subject to certain legal constraints set out in the German Mortgage Bank Act (HBG) and relative directives issued by the Federal Financial Supervisory Authority (BaFin). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are, as such, characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and *product diversity, business transactions have become ever more demanding and complex. In this context not* only market, liquidity, credit and counterparty risks but also operational risks are of major importance.

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk.

- Market risks hold the danger of losses resulting from adverse changes in prices or price-influencing parameters. Here, interest rate risks are by far the most important risk category for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. We also determine the exposure to losses for longer holding periods. Currency risks are ruled out by specific hedging transactions.

- Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to market disturbances or an insufficient market depth, deals either cannot be wound up, or if so only with losses.

- Credit and counterparty risks consist in the partial or total failure of any of our business partners to fulfill their obligations under a legally binding contract.

  - In accordance with Basel II, Essen Hyp defines operational risks as the danger of losses resulting from inadequate or defective internal processes and systems, human or technical failures, or from external events. Legal risks resulting from the legal framework, legal actions or contracts are also included in our understanding of operational risks.

Risk management under two different accounting standards. So far Hypothekenbank in Essen AG has prepared its annual accounts and financial statements in accordance with the provisions of the German Commercial Code (HGB). However, given that the consolidated accounts of the Commerzbank AG are now being compiled in accordance with the International Accounting Standards/International Financing Reporting Standards (IAS/IFRS), Essen Hyp was required to introduce IAS/IFRS as an additional accounting system. As a non-trading book institution, Essen Hyp primarily manages its interest rate positions at a macro level. However, risk management under IAS/IFRS focuses much more on market values. Thus, derivatives and loans not originated by the bank are reported at market value due to the fact that the Commerzbank Group does not make use of the category 'held to maturity'.

Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to this partial reporting at market value (the so-called 'mixed model') we were required to split our interest rate book into different portfolios for corporate management purposes. This enables us to manage potential effects on our balance sheet within the scope of predefined limits. We measure our performance under IAS/IFRS on a daily basis in order to show the potential effects of asset and liability management measures.

Management of market and liquidity risks

Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	*Market Conformity Checking Section*
Risk reporting	Controlling Department Market Conformity Checking Section

Management of credit and counterparty risks

Public-sector borrowers and credit institutions governed by private law	Treasury Department Notifying and Credit Research Department
Individual customers (mortgage loans)	Property Financing Department – Transaction Management, Notifying and Credit Research

	Department
Credit quality research (public-sector lending)	Credit Research Division within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Property Financing Department - Transaction Management, Notifying and Credit Research Department
Monitoring of compliance with credit limits	Market Conformity Checking Section Notifying and Credit Research Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department Legal Department, Foreclosure Department
Proposals for an appropriate risk provision for non-performing mortgage loans	Property Financing Department - Transaction Management, Mortgage Lending Risk Management Department, Foreclosure Department
Risk reporting	Corporate Management Department Notifying and Credit Research Department Mortgage Lending Risk Management Department
Management of operational risks	
Introduction of new products	'New products' Group
Legal risks	Legal Department; as necessary external lawyers
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Human resources	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk management structure – Tasks and responsibilities. The risk management policies of Essen Hyp have been decided by the Board of Managing Directors in accordance with the Group's guidelines. These policies form the basis of our bank's risk management and control system.

The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

Risk acceptance. Up to the end of the first quarter of the period under review the acceptance of risks was the responsibility of the departments dealing with customers and products. It was their task to identify, evaluate and

actively manage risk positions. However, following the implementation of the Minimum Requirements for Lending Operations (MaK) in 2003 these procedures have been revised. Risk acceptance is now mainly the responsibility of the relevant back office/transaction management function in order to ensure a credit risk management that is independent of market developments.

Risk monitoring

Market risks – Value at risk (VaR). The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from gap positions in the case of interest rate fluctuations, are measured and quantified on mark-to-market key figures. The arbitrage-free zero-coupon discount factors used for this purpose are calculated daily. These calculations are made on the basis of a yield curve composed of the current public-sector Pfandbrief yields and interest swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is carried out by applying the *historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the* respective revaluation of the current portfolio and the calculation of the differences between the individual market values. The corresponding maximum change in the interest rate book's value is then calculated on the basis of a confidence level of 97.5%. The VaR of the entire interest rate book describes the bank's aggregate market risk.

The efficiency and reliability of this method is permanently monitored with the help of back-testing procedures, i.e. the projected VaR is compared to the actual market value changes on a daily basis. Any outliers, i.e. market value changes outside the forecast interval, are identified by using a onesided confidence interval, which covers both positive and negative changes in value.

In 2003, we observed nine outliers when using a 97.5% confidence level. These outliers were mostly due to rather extreme market movements triggered by the Iraq conflict. In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses has been fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.

The worst case scenario is set up in such a way that the maximal overnight changes in interest rates for each key point on the yield curve are determined on a stand-alone basis and for a period of 10 years. These uncorrelated figures are then applied to the current yield curve by means of a yield curve shift. The Board of Managing Directors, in co-operation with the Supervisory Board and the Commerzbank AG, fixes limits for the VaR, as well as for worst case scenarios. These limits have to be complied with at all times. The VaR utilization of the authorized limit came to 59.2% as of December 31, 2003 and to 70.4% on an annual average. The utilization of the limit for worst case scenarios stood at 42.1% on the balance sheet date, while the annual average was 53.9%.

In addition to this, we simulate various stress test scenarios in order to be in a position to better assess and limit possible losses arising from extreme market movements, which are generally not appropriately represented by

VaR models. Thus stress testing represents a suitable complement to the VaR analyses which use historical simulation.

Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to their point in time. For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software, as well as other valuation tools developed within the bank.

Value at risk on a daily basis and on an annual average of the authorized limit in 2003 in %


100
90
80
70
60
50
40
30
20
Jan
Feb
March
April
May
June
July
Aug
Sep
Oct
Nov
Dec

Utilization of the authorized limit under the 'traffic light system' on a daily basis and on an annual average in % (since March 1, 2001)


25
20
15
10
5
0
2001
2002
2003
Upper limit
Utilization
Annual average

'Traffic light system'. Pursuant to the requirements set out by the Federal Financial Supervisory Authority (BaFin), Essen Hyp also calculates the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital. This limit is fixed by the BaFin.

These figures are calculated on a daily basis. In 2003 the average limit utilization within this 'traffic light system' came to 13.8%, while, on the balance sheet date, it stood at 9.3%. We not only report this data to the rating agencies Moody's, Standard & Poor's and FitchRatings, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.

Internal reporting. On each business day, the Board of Managing Directors, as well as the Head of Treasury and the Head of Corporate Management, are provided with information on the development of the gap report's market value, the VaR level, the utilization of the different risk limits and the level of interest rate risk calculated with the help of the 'traffic light system'. Moreover, the market values of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported.

Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

As a part of our corporate management activities, our Asset Liability Committee (ALCO) meets on a weekly basis. This Committee deals with and, within the scope of its competencies, decides on the bank's interest rate positions, the development of key figures as regards earnings and risk exposure, and reporting requirements. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Controlling and Research Department. The Chairman of the Committee reports on the decisions and recommendations of the ALCO in the course of the weekly Board meetings.

On a monthly basis the Board of Managing Directors receives several detailed reports from the individual departments and sections. For instance, the report prepared by the Controlling Department, provides, inter alia, information on the transactions effected in the previous month and the development of the market value. Furthermore, this report contains an overview of the pending forward transactions, including options and repurchase agreements. The monthly report prepared by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account in accordance with the provisions of both the German Commercial Code (HGB) and IAS/IFRS. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios. The Notifying and Credit Research Department provides information about the ratings of our borrowers, including, if applicable, information on changes in the assessment of their credit quality. And, finally, the Market Conformity Checking Section reports on its assessment of the market conformity of the transactions entered into. Within the framework of implementing the Minimum Requirements for Lending Operations (MaK) we have set up the necessary internal procedures to draw up quarterly reports in accordance with these requirements. These quarterly reports are based on the monthly reports referred to above. The first quarterly report which covered the third quarter of 2003 was completed in February 2004.

Credit and counterparty risks

Public-sector loans and securities issued by other borrowers. With a percentage of 80.8% of our total assets, public-sector loans and loans to credit institutions governed by private law and to other borrowers constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31, 2003, the volume of this portfolio came to €59.9bn, including pro-rata interest of €1.3bn.

The high quality of our public-sector cover assets, amounting to €50.8bn as of December 31, 2003, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the external ratings of the leading international rating agencies. In terms of the BIS standards, 61.9% of these assets are classified at a risk weighting of 0%, 14.6% at 10% and 23.5% at 20%. A breakdown of the loan portfolio by rating reveals that 30.6% of the assets have been awarded a triple A, 45.7% a double A, 5.3% a single A and 0.6% a triple B. Those assets which were not rated by an external rating agency, i.e. 17.8 % of the total loan volume, include loans to credit institutions governed by public law (41.6%) and national and international public-sector bodies (58.4%), whose excellent credit quality was confirmed by our internal credit

quality analysis. The composition of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector Pfandbriefe, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

As a basic principle, an investment grade rating is the prerequisite for the granting of loans to foreign public-sector bodies, as well as to credit institutions governed by private law and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to €4.3bn as of December 31, 2003. While 0.2% of these counterparties were rated triple A, 22.4% were rated double A, 69.7% single A and 4.3% triple B. Loans totaling less than €0.2bn were not rated by an external rating agency. The breakdown of our non-cover loans under different criteria is also published in detail on our website. These figures are updated periodically.

Hypothekenbank in Essen AG rigorously complies with the 'gentlemen's agreement' concluded between the member institutions of the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BaFin). This agreement stipulates that new commitments that are not eligible for cover may only be entered into if the respective counterparty has a minimum rating of A-/A3 by an external rating agency or a comparable internal rating. The total volume of loans whose rating is downgraded to a level below the minimum rating of A-/A3 during their term, is limited to one time the bank's liable own capital.

Ratings of our cover assets	as of Dec 31, 2003	
Standard & Poor`s / Moody`s / Fitch	**in €m**	**in %**
AAA / Aaa / AAA	15,550	30.60
AA+ / Aa1 / AA+	3,572	7.03
AA / Aa2 / AA	11,706	23.03
AA- / Aa3 / AA-	7,943	15.63
A+ / A1 / A+	1,001	1.97
A / A2 / A	885	1.74
A- / A3 / A-	834	1.64
BBB+ / Baa1 / BBB+	262	0.52
BBB- / Baa2 / BBB-	32	0.06
Not rated	9,036	17.78
Total	**50,821**	**100.00**

Country risks. In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

The bank granted loans totaling €1.2bn, in the form of securities that are listed on European stock markets, to EU candidate countries which will become EU members on May 1, 2004. These securities have an average maturity of nine and a maximum maturity of ten years. Essen Hyp did not place any investments in emerging market countries.

Derivatives. Essen Hyp reduces counterparty risk by applying bilateral outline agreements, most of which include netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be seen in the following table (see also p. 86 of the Notes on the Bank's Annual Accounts).

Counterparty ratings — in € m/remaining time to maturity

Rating	**< 1 year**	**1-5 years**	**> 5 years**	**Total**
Triple A	60	447	4,930	5,437
Double A	4,530	26,600	16,815	47,945
Single A	10,655	50,086	35,194	95,935
not rated	5,195	39,543	23,737	68,475
Total	**20,440**	**116,676**	**80,676**	**217,792**

To a certain extent the entries of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. In the table below we have, in most cases, notionally attributed the ratings of these foreign credit institutions to the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings — in € m/remaining time to maturity

Rating	**< 1 year**	**1-5 years**	**> 5 years**	**Total**
Single A	5,195	39,474	23,512	68,181
not rated	0	69	225	294
Total	**5,195**	**39,543**	**23,737**	**68,475**

Currently no interest rate derivatives for a collateralization at market value. The 4th Financial Market Promotion Act (Finanzmarktförderungsgesetz), which took effect in 2002, and the related amendments to the

German Mortgage Bank Act (HBG) permit the inclusion of derivatives in the cover pool. The reason for this is that a match between the nominal value of the outstanding Pfandbriefe and the nominal value of the cover assets, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that maintaining a present-value surplus cover is a prerequisite for issuing Pfandbriefe. Present-value surplus cover means that the market value of the cover assets must, at all times, exceed the market value of the Pfandbriefe outstanding.

Currency swap transactions, which have been entered into prior to the implementation of the 4th Financial Market Promotion Act for the purpose of eliminating currency risks relating to foreign-currency loans in the cover pool, have been included in our market-value cover pool at their market value as of December 31, 2003 (€-9m).

However, Hypothekenbank in Essen AG currently has no reason to include interest rate derivatives in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector Pfandbriefe outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website. Nevertheless, we entered into negotiations with our derivative counterparties in order to be able to include derivatives in our cover pool with their consent should this turn out to be necessary.

Risks relating to mortgage lending

The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, and, in particular, the Transaction Management Section. Further assistance is provided by the Mortgage Lending Risk Management Department, and by our subsidiaries, Essen Hyp Immobilien GmbH and Immobilien Expertise GmbH. The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in organization instructions, which are available to our staff in electronic form. As far as the granting of small residential loans is concerned, Essen Hyp makes use of an adequate customer and property scoring system, which is also applied when co-operating within the Group. However, in view of the implementation of Basel II, we will revise this system in close co-ordination with our parent company, the Commerzbank AG, in order to obtain a scoring system for the assessment of small residential loans and the borrowers' credit quality, which is in line with the new requirements on internal ratings. When granting loans that are not classified as small residential loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned (including the determination of the lending value (Beleihungswert) in accordance with the German Mortgage Bank Act (HBG)), which is carried out by the certified valuers of our subsidiary Immobilien Expertise GmbH. The sustainable income from the charged property after deduction of the non-recoverable operating expenses must at all times exceed the interest and principal payments due to our bank. Essen Hyp drew up specific guidelines for both domestic and international property financing, which were approved by the Credit Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or for which a loan can only be granted if certain conditions are met.

For the timely recognition of credit risks, we established an early warning system which enables us to plot latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an

adverse development of the sector, risks of rent losses or adverse impacts on the quality of the property location. The processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) has been restructured in accordance with the Minimum Requirements for Lending Operations (MaK). As in the previous years, we have permanently monitored the risks inherent in our stakes in large-volume property portfolios, and especially those in the East German Federal States. In this context a number of risk-mitigating measures were taken, such as requiring additional security, restructuring certain commitments, and, finally, ensuring an adequate provision for possible loan losses in accordance with the strict standards of Hypothekenbank in Essen AG.

Prior to each of its periodical Committee meetings, the Credit Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount and about the structure of our mortgage loan portfolio.

Internal ratings

The changes in the regulatory framework governing credit risks and their capital backing as set out in the Basel II requirements, as well as the provisions regarding loan administration procedures laid down in the Minimum *Requirements for Lending Operations* (MaK), *make great demands on all German banks*. This is why Essen Hyp pushed the development of suitable methods for calculating the minimum capital requirements and for measuring risks in accordance with the internal rating based (IRB) approach for both public-sector and mortgage lending in 2003. This was done in close co-operation with our parent company, the Commerzbank AG. Furthermore, we participated in two joint projects on loss given default (LGD) grading and probability of default (PD) rating. These projects aim at optimizing the elements which are required to obtain a PD rating that satisfies the Basel II requirements, and at developing the related rating tools while taking into account the special characteristics of German mortgage banks.

The LGD project for mortgage lending operations focuses on developing a rating tool which calculates the loss rate for each individual loan after the occurrence of an event of default and the subsequent liquidation of the loan security. This calculation takes into account general criteria which apply to all member institutions of the Association of German Mortgage Banks (VDH), such as the recovery rate or the duration of the liquidation process, as well as individual parameters specific to each bank, such as recovery costs or the period of time between default and liquidation. Each participating bank is thus in a position to individually calculate the loss given default (LGD) for any mortgage loan on the basis of the relevant loan security. Upon completion of the project we received another tool for calculating our capital requirements, the LGD component. The first version of this LGD component has already been incorporated in our internal EDP systems. Final testing, the implementation of subprojects and the inclusion of complementary data are planned for the business year 2004. It is worth mentioning in this context that, in 2003, Essen Hyp and several other VDH members entered into a legally binding agreement to continue the LGD project. This includes, in particular, refining the calculation tools described above and evaluating the data provided by the participating banks. The project is managed by the Hyp Real Estate Rating Services GmbH, a wholly owned subsidiary of the Association of German Mortgage Banks (VDH). Upon the full integration of the LGD grading into our internal EDP systems in 2004 we will be able to systematically calculate the LGD – and thus to internally measure the loss in an event of default – in accordance with the advanced IRB approach.

The negotiations on the joint project 'PD rating for commercial properties', entered into with the publishing house Bank Verlag Köln, the RES Consult GmbH Leipzig (a company owned by the University of Leipzig) and the Department of Statistics of the University of Regensburg, were successfully concluded in mid-2003. Based upon the know-how of the six participating banks as regards property financing, a PD prototype with certain rating functions has been developed and made available to the individual banks. Later on, this prototype will be replaced by the final rating tool, which has yet to be developed in full. Using this tool, we are in a position to measure the probability of default for each loan that is allocated to one of the internal rating categories. The time horizon applied is one year. As soon as this rating procedure is applied by all banks involved in the project, they will be in a position to calculate the probability of default of each borrower on the basis of the available data and in accordance with the Basel II requirements. The quantity and quality of the available data plays a key role in ensuring reliable PD ratings. The banks involved in the PD rating project have committed themselves to continuously providing suitable data, which then forms the basis for an adequate calibration and validation. In *the framework of implementing the new IRB requirements, and in accordance with the Minimum Requirements* for Lending Operations (MaK), Essen Hyp has started to carry out the first practical rating analyses using the new PD tool.

Once the rating components described above have been implemented, our bank will satisfy all requirements that have to be met in order to set up an individual risk classification. We will thus be eligible to adopt the advanced internal ratings approach under Basel II for deriving our capital requirements and for pricing purposes. As before, Essen Hyp will develop its PD rating system for mortgage loans for in close co-operation with the Commerzbank AG.

Provision for possible loan losses

Through the formation of individual and, in the case of latent credit risks, of general risk provisions, the discernible risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector borrowers or entities governed by public law.

Based upon thorough analyses, our Property Financing Department continually gauges which risk provisioning measures need to be taken in order to ensure the quality of the bank's planning.

Liquidity risks

The bank's liquidity management is the responsibility of our Treasury Department. It is based upon the daily listing of all payment flows. An adequate assessment of the liquidity situation requires that the public-sector, corporate and bank bonds held as assets are extremely liquid. This ensures that they can be disposed of or sold under agreements to repurchase at short notice – within the scope of nominal overcollateralization – should the need for liquidity arise. The bank calculates its liquidity risk by showing the volume of mismatches in a capital outflow account and then determining the ratio between these mismatches and the existing short-term funding limits, plus liquidity reserves. Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements concerning the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio

calculated according to Grundsatz II was 1.21 at the end of the year (minimum ratio required by law: 1.0).

Operational risks

In anticipation of the Basel II requirements concerning risk management and the monitoring of operational risks, Essen Hyp categorized all relevant risks according to their nature as early as in 2001. As a result, our bank not only meets the Basel II criteria, but also complies with the risk categorization that is applied within the Commerzbank Group as a whole. Accordingly, existing or potential risks in the individual departments and sections are identified by means of a self assessment in which most of our employees participate.

Development of our liquidity ratio in accordance with Grundsatz II


2.5
2
1.5
1
0.5
0
minimum ratio required by law
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.

The statements and analyses made by the participants in this self assessment cover IT issues (i.e. impacts of system failures, the quality of software administration, interface functionality, protection against wrong user input), internal procedures (quality and comprehensiveness of organizational directives, competencies as regards the initiation, approval and conclusion of business transactions), together with potential criminal and unauthorized acts (control mechanisms, protection of customer data and system and application files).

In November 2003 this self assessment was carried out for the third time. We have developed a specific database in order to adequately record, administer and analyze the results.

In addition to this, Essen Hyp is involved in a Commerzbank Group project which focuses on the collection of data on operational risk losses. In anticipation of the legal requirements which will have to be met under both the standard approach and the IRB approach, it has become necessary to collect, record and analyze operational risk losses in a systematic way. The aim is to quantify operational risks by calculating a value at risk figure. Against this background Essen Hyp has recorded and reported all losses exceeding €5,000 since the beginning of 2002. Since mid-2003 our bank has been integrated into the Commerzbank's intranet-based 'Loss Collection Tool', which serves to collect and assess all operational risk losses incurred within the Group. Since then we have reported the losses incurred in our bank by directly entering the relevant information into the database. By analyzing the losses incurred in the Group as a whole we expect to obtain detailed information on the future management of this type of operational risk. In 2003 we also reported, for the first time, the legal risks taken by our bank to our parent company. Within Essen Hyp, the Board of Managing Directors receives a monthly report on all operational risk losses incurred. The total volume of losses resulting from operational risks incurred by Essen Hyp in 2003 was € 111,000.

However, even before the introduction of the self assessments and the collection of losses as described above, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues we seek external advice from consultants and other specialists. For instance, external specialists have been tasked with analyzing and validating the safety of our IT systems at regular intervals, e.g. in view of so-called 'hacker attacks'.

Other pre-emptive measures in terms of operational risks include the preparation and improvement of contingency plans for all business units. To rule out potential EDP failures, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system, should the working system fail. Our reserve headquarters referred to above is situated in the same premises as our back-up system, so that a continuation of the bank's key business activities is ensured for a transitional period should the bank's headquarters be destroyed or severely damaged. Thus a trouble-free 24-hour data flow, without interruption of operations in an emergency, is ensured. In addition to this, we continued our qualification program for employees in the operational units and in the back offices during 2003 by organizing certified seminars on job-specific as well as general issues. To the extent possible, this aims at preventing errors that result from a lack of expertise.

Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized. At the same time, we are in a position to make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice. When

dealing with mortgage and public-sector loans to foreign borrowers, we always make use of the services of international law firms.

The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments, related risks and their potential impact on our bank's business activities.

Internal auditing

Internal auditing forms an integral part of our internal monitoring system. The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board during its subsequent ordinary Supervisory Board meeting. During the first meeting in every new financial year the Supervisory Board is informed about all important findings by the Internal Audit Department, and also about the extent to which deficiencies observed in the past financial year have been remedied. Should the Internal Audit, at any time, reveal material deficiencies, the Chairman of the Supervisory Board has to be informed immediately.

The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed intervals. As far as specific risks and legal requirements, such as provisions relating to the German Money Laundering Act (Geldwäschegesetz), are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected once every three years. In terms of a risk-oriented and process-specific inspection, the audit mainly focuses on the bank's structural and procedural organization risk management and controlling mechanisms and the internal monitoring system for all working procedures within Essen Hyp.

The early recognition and limitation of all currently measurable and qualifiable operational risks constitute the main tasks of the Internal Audit Department. Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further increase in the future. The Minimum Requirements for Trading Activities (MaH) and the Minimum Requirements for Lending Operations (MaK), together with the Basel II requirements, play a key role in our risk management activities. Equal importance is attached to the further development of our organizational structures and procedures. In the coming years, the further development and sophistication of our risk management system will, as before, focus on ensuring an adequate, e.g. transparent, capital allocation for all existing, recognizable and potential operational risks in the framework of the implementation of the recommendations of the Basel Committee on Banking Supervision.

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Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
31/03/2005	85.4	82.0
28/02/2005	89.9	82.0
31/01/2005	70.6	82.0
31/12/2004	49.4	70.2
30/11/2004	67.1	70.2
31/10/2004	80.6	70.2
30/09/2004	83.2	70.2
31/08/2004	75.3	70.2
31/07/2004	75.5	70.2
30/06/2004	83.0	70.2
31/05/2004	62.0	70.2
30/04/2004	79.5	70.2
31/03/2004	55.7	70.2
29/02/2004	60.5	70.2
31/01/2004	76.7	70.2
31/12/2003	59.2	70.4
30/11/2003	69.8	70.4
31/10/2003	91.6	70.4
30/09/2003	85.3	70.4
31/08/2003	79.3	70.4
31/07/2003	45.0	70.4
30/06/2003	60.4	70.4

31/05/2003	67.3	70.4
30/04/2003	71.3	70.4
31/03/2003	73.9	70.4
28/02/2003	67.1	70.4
31/01/2003	67.1	70.4

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Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/03/2005	83.3	68.8
28/02/2005	65.3	68.8
31/01/2005	53.8	68.8
31/12/2004	52.6	50.2
30/11/2004	76.2	50.2
31/10/2004	63.5	50.2
30/09/2004	58.7	50.2
31/08/2004	55.0	50.2
31/07/2004	56.1	50.2
30/06/2004	56.6	50.2
31/05/2004	41.3	50.2
30/04/2004	43.3	50.2
31/03/2004	34.0	50.2
29/02/2004	36.6	50.2
31/01/2004	46.5	50.2
31/12/2003	42.1	54.0
30/11/2003	54.9	54.0
31/10/2003	58.5	54.0
30/09/2003	60.1	54.0
31/08/2003	54.4	54.0
31/07/2003	26.7	54.0
30/06/2003	40.7	54.0
31/05/2003	57.2	54.0
30/04/2003	57.3	54.0
31/03/2003	60.4	54.0

28/02/2003	63.2	54.0
31/01/2003	55.7	54.0

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Risk Management

Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). Essen Hyp thus complies with the requirements set out by the German Federal Financial Supervisory Authority (BaFin), which are binding on all mortgage banks since April 1, 2001. This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Federal Financial Supervisory Authority (BaFin).

Date	Average utilization
31/03/2005	16.66%
28/02/2005	15.98%
31/01/2005	15.06%
31/12/2004	12.11%
30/11/2004	16.59%
31/10/2004	17.18%
30/09/2004	17.60%
31/08/2004	17.39%
31/07/2004	17.55%
30/06/2004	13.08%
31/05/2004	10.22%
30/04/2004	11.36%
31/03/2004	10.83%
29/02/2004	9.43%
31/01/2004	6.63%

31/12/2003	10.59%

These figures are calculated daily and are reported to the BaFin monthly in arrears. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 12.8% (percentage required by law: 8%) and a core capital ratio of 6.8% (percentage required by law: 4%) as of March 31, 2005, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BaFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

Liable capital not tied up by risk assets


€ Mio.
1400
1200
1000
800
600
400
200
0
liable capital not tied up by risk assets
liable capital tied up by risk assets
Mar 04
Apr 04
Mai 04
Jun 04
Jul 04
Aug 04
Sep 04
Okt 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05

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Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	**Required by law**	**Ratio**	**Required by law**	**Ratio**
31/03/2005	4.0	6.8	8.0	12.8
28/02/2005	4.0	6.3	8.0	12.3
31/01/2005	4.0	6.4	8.0	12.4
31/12/2004	4.0	6.4	8.0	12.3
30/11/2004	4.0	6.4	8.0	12.3
31/10/2004	4.0	6.5	8.0	12.6
30/09/2004	4.0	6.6	8.0	12.6
31/08/2004	4.0	6.5	8.0	12.5
31/07/2004	4.0	6.5	8.0	12.3
30/06/2004	4.0	6.3	8.0	12.0
31/05/2004	4.0	6.3	8.0	12.0
30/04/2004	4.0	6.2	8.0	11.9
31/03/2004	4.0	6.0	8.0	11.5
29/02/2004	4.0	5.6	8.0	11.3
31/01/2004	4.0	6.0	8.0	12.1
31/12/2003	4.0	6.2	8.0	12.3
30/11/2003	4.0	6.1	8.0	12.1

31/10/2003	4.0	6.0	8.0	11.9
30/09/2003	4.0	6.1	8.0	12.1
31/08/2003	4.0	6.2	8.0	12.3
31/07/2003	4.0	6.2	8.0	12.2
30/06/2003	4.0	6.2	8.0	12.3
31/05/2003	4.0	6.3	8.0	12.2
30/04/2003	4.0	6.5	8.0	12.6
31/03/2003	4.0	6.5	8.0	12.7
28/02/2003	4.0	6.2	8.0	12.4
31/01/2003	4.0	6.1	8.0	12.2

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Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31/03/2005	1.50	1.0
28/02/2005	1.32	1.0
31/01/2005	1.16	1.0
31/12/2004	1.29	1.0
30/11/2004	1.26	1.0
31/10/2004	1.22	1.0
30/09/2004	1.30	1.0
31/08/2004	1.31	1.0
31/07/2004	1.21	1.0
30/06/2004	1.29	1.0
31/05/2004	1.90	1.0
30/04/2004	1.60	1.0
31/03/2004	1.16	1.0
29/02/2004	1.70	1.0
31/01/2004	1.64	1.0
31/12/2003	1.21	1.0
30/11/2003	1.53	1.0
31/10/2003	1.65	1.0
30/09/2003	1.15	1.0

31/08/2003	1.45	1.0
31/07/2003	1.36	1.0
30/06/2003	1.35	1.0
31/05/2003	1.19	1.0
30/04/2003	1.16	1.0
31/03/2003	1.55	1.0
28/02/2003	1.28	1.0
31/01/2003	1.14	1.0

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Derivatives

Counterparty ratings.

Nominal amount in Euro m/Remaining time to maturity — 31.03.2005

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	10.0	0.05	786.2	0.68	4,337.3	5.18	5,133.5	2.33
Double A	6,811.5	32.26	25,288.1	21.90	21,529.1	25.72	53,628.7	24.35
Single A	14,294.8	67.70	89,376.2	77.41	57,823.0	66.09	161,494.0	73.32
Triple B	0	0	15.0	0.01	0.0	0	15.0	0.01
Total	**21,116.3**	**100.00**	**115,465.5**	**100.00**	**83,689.4**	**100.00**	**220,271.3**	**100.00**

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Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity **31.03.2005**

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	19,896.4	94.22	113,692.7	98.46	80,836.4	96.59	214,425.6	97.35
Swaptions	25.6	0.12	1,003.0	0.87	729.6	0.87	1,758.2	0.80
Other interest rate derivatives	0	0	179.0	0.15	0	0.00	179.0	0.08
Currency swaps	1,194.3	5.66	590.8	0.52	2,123.4	2.54	3,908.5	1.77
Total	**21,116.3**	**100.00**	**115,465.5**	**100.00**	**83,689.4**	**100.00**	**220,271.3**	**100.00**

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Investor Relations

Ratings and Analyses (as of: February 17, 2005)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa2	AAA
Long-term counterparty rating	BBB+ (outlook stable)	A2 (outlook stable)	A- (outlook positive)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

▷ Standard & Poor's	Rating analysis as of Aug 31, 2004 and ratings as of Aug 1, 2003.
▷ Moody's	Rating analysis as of June 2002 and rating confirmation as of March 7, 2003.
▷ Fitch Ratings	Extract as of October 25, 2004; the complete report can be obtained from Fitch.

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Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Mortgage Banks (VDH) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

- new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
- new issues and increases are to be marked to the market at all times;
- as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

	Published on our Credit Research sites
New public-sector lending commitments	X

New mortgage lending commitments	X
Public-sector cover pool	X
Mortgage cover pool	X
Derivatives	X
Derivatives serving as cover	X
Cover pools at market value / development and stress scenarios	X
Interest rate risk	X
Compliance with the self-restrictions regarding the investment of available funds	X

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

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Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 31.03.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	109	1.88
AA+ / Aa1 / AA+	3	0.05
AA / Aa2 / AA	20	0.34
AA- / Aa3 / AA-	955	16.43
A+ / A1 / A+	821	14.13
A / A2 / A	1,956	33.67
A- / A3 / A-	1,582	27.22
BBB+ / Baa1 / BBB+	240	4.13
BBB / Baa2 / BBB	0	0.00
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	125	2.15
Total	**5,811**	**100.00**

* - Without rating

	in Euro m	in %
National credit institutions	25	0.43
International credit institutions	0	0

Other (e.g. financial institutions)	100	1.72
Total	**125**	**2.15**

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Breakdown of non-cover assets

by borrowers

		31.03.2005
by borrowers	**in Euro m**	**in %**
National credit institutions	1,486	25.57
Foreign Governments and municipalities	225	3.87
International credit institutions	3,841	66.11
Other foreign financial institutions (guaranteed by national or international credit institutions)	250	4.30
Others	9	0.15
Total	**5,811**	**100.00**

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Breakdown of non-cover assets

by countries

		31.03.2005
by countries	**in Euro m**	**in %**
Germany	1,486	25.58
EU member states without Germany		
The Netherlands	601	10.34
France	300	5.16
Austria	457	7.86
Great Britain	503	8.66
Ireland	255	4.39
Italy	805	13.85
Spain	270	4.65
Finland	50	0.86
Sweden	40	0.69
Estonia	0	0.00
Hungary	50	0.00
Total EU without Germany	**3,281**	**56.46**
Non EU member states in Western Europe	275	4.73
Others	769	13.23
Total	**5,811**	**100.00**

ESSEN HYP

Breakdown of non-cover assets

by risk weighting

		31.03.2005
Risk weighting	**in Euro m**	**in %**
0%	109	1.88
10%	300	5.16
20%	5,297	91.15
100%	105	1.81
Total	**5,811**	**100.00**

ESSEN HYP

Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch **31.03.2005**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA- / Aa3 / AA-	0	0.00
A+ / A1 / A+	123	12.32
A / A2 / A	450	45.09
A- / A3 / A-	425	42.59
Total	**998**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by borrowers

		31.03.2005
by borrowers	**in Euro m**	**in %**
National credit institutions	998	100.00
Foreign Governments and municipalities	0	0.00
International credit institutions	0	0.00
Other foreign financial institutions (guaranteed by national or international credit institutions)	0	0.00
Others	0	0.00
Total	**998**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by countries

		31.03.2005
by countries	**in Euro m**	**in %**
Germany	0	0.00
EU member states without Germany		
The Netherlands	50	5.01
France	0	0.00
Austria	20	2.00
Denmark	23	2.30
Great Britain	175	17.54
Ireland	135	13.53
Italy	230	23.05
Spain	150	15.03
Finland	0	0.00
Sweden	40	4.01
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**823**	**82.47**
Non EU member states in Western Europe	65	6.51
Others	110	11.02
Total	**998**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by risk weighting

31.03.2005

Risk weighting	in Euro m	in %
0%	0	0.00
10%	0	0.00
20%	998	100.00
100%	0	0.00
Total	**998**	**100.00**

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Investment of available funds

Quantitative and qualitative restrictions

Compliance with the self-restrictions regarding the total volume of securities held as assets and rated below A- or A3

These self-restrictions, which form part of a "gentlemen's agreement" between the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BAFin), stipulate that any and all bonds and unit certificates that are acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) on the investment of available funds, must have a minimum rating of A3/A- by the rating agencies Moody's, Standard & Poor's and/or Fitch Ratings. In the case of divergent ratings, the worst rating applies. In addition to this, the total volume of bonds and unit certificates acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) whose rating is downgraded to a level below the minimum rating of A3/A- during their term, is limited to one time the liable own capital of Essen Hyp.

Hypothekenbank in Essen AG hereby confirms that it complies with the agreed self-restrictions regarding the investment of available funds.

in € m

Date	Liable own capital	Total volume of assets rated below A3 or A-	in %
31.03.2005	1,314	269.5	20.51
28.02.2005	1,269	30.5	2.40
31.01.2005	1,271	30.5	2.40
31.12.2004	1,259	35.0	2.78
30.11.2004	1,262	42.0	3.33
31.10.2004	1,262	44.0	3.49
30.09.2004	1,251	94.0	7.51

31.08.2004	1,251	94.0	7.51
31.07.2004	1,241	94.0	7.57
30.06.2004	1,241	178.5	14.38
31.05.2004	1,241	180.5	14.54
30.04.2004	1,241	277.5	22.36
31.03.2004	1,241	302.5	24.38
29.02.2004	1,168	305.5	26.16
31.01.2004	1,168	305.5	26.16
31.12.2003	1,168	355.5	30.44
30.11.2003	1,168	375.5	32.15
31.10.2003	1,168	444.0	38.01
30.09.2003	1,167	458.0	39.25
31.08.2003	1,157	462.0	39.93
31.07.2003	1,155	462.0	40.00
30.06.2003	1,155	509.0	44.07
31.05.2003	1,135	465.0	40.97
30.04.2003	1,135	458.5	40.40
31.03.2003	1,135	474.5	41.81
28.02.2003	1,108	476.0	42.96
31.01.2003	1,108	449.5	40.58

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Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Commercial Properties in Euro m

31.03.2005

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and administrative buildings	Foreign countries	675.8	35.0	16.9	2.1	254.2	57.4	78.5	55.8	70.9	36.4	1,079.4	39.9
	West **	505.5	26.2	379.3	46.9	49.0	11.1	16.0	11.4	49.9	25.6	620.4	22.9
	East ***	19.9	1.0	14.9	1.8	2.0	0.5	0.6	0.4	4.1	2.1	26.6	1.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.0
	East ***	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Factory buildings	Foreign countries	1.3	0.1	0.0	0.0	0.4	0.1	0.1	0.1	0.0	0.0	1.8	0.1
	West **	45.5	2.4	27.2	3.4	11.1	2.5	3.3	2.3	4.7	2.4	64.6	2.4
	East ***	1.7	0.1	0.1	0.0	0.5	0.1	0.2	0.1	0.0	0.0	2.4	0.1
Shops	Foreign countries	50.6	2.6	0.0	0.0	16.9	3.8	8.5	6.0	13.3	6.8	89.3	3.3
	West **	193.0	10.0	163.3	20.2	16.6	3.7	4.8	3.4	3.9	2.0	218.3	8.1
	East ***	55.9	2.9	41.7	5.2	17.4	3.9	7.1	5.0	10.2	5.2	90.6	3.3
Hotels and restaurants	Foreign countries	57.3	3.0	0.0	0.0	3.3	0.7	1.1	0.8	0.0	0.0	61.7	2.3
	West **	37.2	1.9	11.1	1.4	14.0	3.2	4.7	3.3	14.8	7.6	70.7	2.6
	East ***	22.5	1.2	0.0	0.0	5.1	1.2	1.8	1.3	1.2	0.6	30.6	1.1
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	171.9	8.9	130.1	16.1	32.8	7.4	8.1	5.8	12.1	6.2	224.9	8.3
	East ***	1.0	0.1	1.0	0.1	0.3	0.1	0.2	0.1	0.1	0.1	1.6	0.1
Ware-houses and exhibition buildings	Foreign countries	31.8	1.6	0.0	0.0	10.4	2.3	2.9	2.1	4.2	2.2	49.3	1.8
	West **	57.4	3.0	23.6	2.9	9.1	2.1	2.9	2.1	5.1	2.6	74.5	2.8
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	816.8	42.3	16.9	2.1	285.2	64.4	91.1	64.7	88.4	45.5	1,281.5	47.3
	West **	1,011.2	52.5	734.6	90.8	132.6	29.9	39.8	28.3	90.5	46.5	1,274.1	47.1
	East ***	101.2	5.2	57.7	7.1	25.3	5.7	9.9	7.0	15.6	8.0	152.0	5.6
	Total	**1,929.2**	**100.0**	**809.2**	**100.0**	**443.1**	**100.0**	**140.8**	**100.0**	**194.5**	**100.0**	**2,707.6**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	2,505.6	56.3	1,937.8	58.6	73.6	35.2	2.7	12.4	1.2	3.3	2,583.1	54.8
	East ***	346.0	7.8	214.8	6.5	17.5	8.4	1.2	5.5	0.3	0.8	365.0	7.7
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	739.0	16.6	583.1	17.6	26.4	12.6	1.6	7.3	0.7	1.9	767.7	16.3
	East ***	46.3	1.0	33.1	1.0	1.7	0.8	0.1	0.6	0.1	0.3	48.2	1.0
Residen-tial con-struction for letting purposes	Foreign countries	46.4	1.0	0.5	0.0	14.7	7.0	5.2	23.8	6.1	16.7	72.4	1.5
	West **	653.8	14.7	502.2	15.2	64.7	31.0	8.6	39.4	13.2	36.1	740.3	15.7
	East ***	109.8	2.5	37.4	1.1	10.4	5.0	2.4	11.0	15.0	41.0	137.6	2.9
Total residential properties	Foreign countries	46.4	1.0	0.5	0.0	14.7	7.0	5.2	23.8	6.1	16.7	72.4	1.5
	West **	3,898.4	87.7	3,023.1	91.4	164.7	78.8	12.9	59.1	15.1	41.3	4,091.1	86.8
	East ***	502.1	11.3	285.3	8.6	29.6	14.2	3.7	17.1	15.4	42.0	550.8	11.7
	Total	**4,446.9**	**100.0**	**3,308.9**	**100.0**	**209.0**	**100.0**	**21.8**	**100.0**	**36.6**	**100.0**	**4,714.3**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	863.2	63.8	17.4	0.4	299.9	22.2	96.3	7.1	94.5	7.0	1,353.9	18.2
	West **	4,909.6	91.5	3,757.7	91.3	297.3	5.5	52.7	1.0	105.6	2.0	5,365.2	72.3
	East ***	603.3	85.8	343.0	8.3	54.9	7.8	13.6	1.9	31.0	4.4	702.8	9.5
	Total	**6,376.1**	**85.9**	**4,118.1**	**100.0**	**652.1**	**8.8**	**162.6**	**2.2**	**231.1**	**3.1**	**7,421.9**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 31.03.2005

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	United States	47.4	0.0	78.9	21.1	11.2	158.6	12.4
	Belgium	1.2	1.1	0.0	0.0	0.0	1.2	0.1
	England	449.6	0.0	94.0	40.7	20.3	604.6	47.1
	France	82.5	0.1	8.8	1.1	0.0	92.4	7.2
	Canada	46.1	0.0	15.6	4.5	4.6	70.8	5.5
	The Netherlands	48.1	15.8	11.1	1.6	0.0	60.8	4.7
	Spain	63.1	0.0	21.0	6.8	0.0	90.9	7.1
Factory/workshop buildings	The Netherlands	1.3	1.3	0.4	0.1	0.0	1.8	0.1
Shops	England	22.0	0.0	7.3	3.7	9.4	42.4	3.3
	France	2.4	0.0	0.8	0.4	1.2	4.8	0.4
	Poland	28.3	0.0	9.4	4.7	3.8	46.2	3.6
Hotels and restaurants	United States	8.4	0.0	2.8	0.6	0.0	11.8	0.9
	France	47.3	0.0	0.0	0.0	0.0	47.3	3.7
Warehouse and exhibition buildings	France	31.3	0.0	10.5	3.0	4.2	49.0	3.8
	The Netherlands	0.6	0.0	0.0	0.0	0.0	0.6	0.0
Total commercial properties	United States	55.8	0.0	81.7	21.7	11.2	170.4	13.3
	Belgium	1.2	1.1	0.0	0.0	0.0	1.2	0.1
	England	471.6	0.0	101.3	44.4	29.7	647.0	50.4
	France	163.5	0.1	20.1	4.5	5.4	193.5	15.1

	Canada	46.1	0.0	15.6	4.5	4.6	70.8	5.5
	The Netherlands	50.0	17.1	11.5	1.7	0.0	63.2	4.9
	Poland	28.3	0.0	9.4	4.7	3.8	46.2	3.6
	Spain	63.1	0.0	21.0	6.8	0.0	90.9	7.1
	Total	**879.6**	**18.3**	**260.6**	**88.3**	**54.7**	**1,283.2**	**100.0**

Residential Properties in Euro m 31.03.2005

Purpose of property	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
Residential construction for letting purposes	United States	9.5	0.0	2.7	0.0	0.0	12.2	37.8
	Belgium	0.6	0.5	0.0	0.0	0.0	0.6	1.9
	France	10.2	0.0	3.4	1.7	4.2	19.5	60.3
Total residential properties	United States	9.5	0.0	2.7	0.0	0.0	12.2	37.8
	Belgium	0.6	0.5	0.0	0.0	0.0	0.6	1.9
	France	10.2	0.0	3.4	1.7	4.2	19.5	60.3
	Total	**20.3**	**0.5**	**6.1**	**1.7**	**4.2**	**32.3**	**100.0**

Total in Euro m 31.03.2005

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
	United States	65.3	0.0	84.4	21.7	11.2	182.6	13.9
	Belgium	1.8	1.6	0.0	0.0	0.0	1.8	0.1
	England	471.6	0.0	101.3	44.4	29.7	647.0	49.2
	France	173.7	0.1	23.5	6.2	9.6	213.0	16.2
	Canada	46.1	0.0	15.6	4.5	4.6	70.8	5.4
	The Netherlands	50.0	17.1	11.5	1.7	0.0	63.2	4.8
	Poland	28.3	0.0	9.4	4.7	3.8	46.2	3.5
	Spain	63.1	0.0	21.0	6.8	0.0	90.0	6.9
	Total	**899.9**	**18.8**	**266.7**	**90.0**	**58.9**	**1,315.5**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Mortgage loans

Mortgage cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
31/03/2005	0.00	0.00
28/02/2005	0.00	0.00
31/01/2005	0.00	0.00
31/12/2004	0.00	0.00
30/11/2004	0.00	0.00
31/10/2004	1.17	-0.05
30/09/2004	1.17	-0.03
31/08/2004	1.17	-0.04
31/07/2004	1.17	-0.04
30/06/2004	1.17	-0.05
31/05/2004	1.17	-0.00
30/04/2004	1.17	-0.04
31/03/2004	1.17	-0.03
29/02/2004	1.17	-0.02
31/01/2004	1.17	-0.04
31/12/2003	1.17	-0.04
30/11/2003	1.17	-0.05
31/10/2003	1.17	-0.05
30/09/2003	1.17	-0.04
31/08/2003	1.17	-0.05
31/07/2003	1.17	-0.04

30/06/2003	1.17	-0.02
31/05/2003	1.17	-0.06
30/04/2003	1.17	-0.08
31/03/2003	1.17	-0.13
28/02/2003	1.17	-0.15
31/01/2003	1.17	-0.02

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Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (mortgage Pfandbriefe)	Market value surplus cover in € m	Surplus cover in % *	Market value (dynamic approach) Surplus cover in € m in the case of rising yields	Market value (dynamic approach) Surplus cover in % in the case of rising yields *	Market value (dynamic approach) Surplus cover in € m in the case of falling yields	Market value (dynamic approach) Surplus cover in % in the case of falling yields *
31.03.2005	4,969.25	4,172.34	796.91	19.10	622.86	15.16	973.35	22.97
28.02.2005	4,922.94	4,168.10	754.84	18.11	580.01	14.15	932.60	22.01
31.01.2005	4,947.91	4,176.32	771.59	18.48	623.90	15.59	919.38	21.65
31.12.2004	4,877.21	4,189.36	687.85	16.42	515.99	12.53	862.91	20.25
30.11.2004	4,795.28	4,246.67	548.61	12.92	384.54	9.21	715.97	16.57
31.10.2004	4,712.03	4,236.64	475.39	11.22	307.87	7.40	646.95	14.99
30.09.2004	3,570.10	3,215.79	354.31	11.02	256.84	8.20	450.23	13.64
31.08.2004	3,515.48	3,187.26	328.22	10.30	230.66	7.43	423.86	12.95
31.07.2004	3,415.73	3,147.42	268.31	8.52	153.74	5.03	384.68	11.86
30.06.2004	3,450.04	3,144.54	305.50	9.72	189.20	6.22	424.67	13.05
31.05.2004	3,500.26	3,114.61	385.65	12.38	254.99	8.49	524.16	16.24
30.04.2004	3,236.24	3,008.50	227.74	7.57	103.27	3.56	381.56	12.23
31.03.2004	3,133.24	2,856.19	277.06	9.70	167.37	6.09	412.39	13.91
29.02.2004	3,036.60	2,821.82	214.78	7.61	97.87	3.59	358.57	12.28
31.01.2004	2,935.24	2,764.33	170.91	6.18	65.08	2.44	302.33	10.55

* The amendment of the German Morgage Bank Act (HBG), which took effect on April 9, 2004, stipulates that German mortage banks must, in addition to the "de facto" overcollateralization, maintain a securing excess cover of 2%. This securing excess cover must also be maintained when calculating the present value, including stress scenarios (upward/downward yield curve shifts). The calculation of the present value is governed by the Net Present Value Directive (Barwertverordnung) published by the Federal Financial Supervisory Authority (BaFin) in December 2003. To ensure that the mandatory overcollateralization is maintained at all times, banks are required to simulate stress scenarios in accordance with the static or the dynamic approach.

For the static approach, the stress scenario is calculated on the basis of a parallel yield curve shift by +/- 250 basis points.

For the dynamic approach, a number and distribution of maturities appropriate to the scope and structure of the institution's transactions has to be selected on the respective yield curve. The minimum number of maturities is six, including the following: 1 month, 1 year, 5 years, 7 years, 10 years and 15 years.

Essen Hyp uses the dynamic approach.

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Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover*
31/03/2005	4,117.74	4,560.71	442.97	10.8	2,129.07
28/02/2005	4,108.65	4,528.39	419.74	10.2	2,123.05
31/01/2005	4,108.15	4,508.92	400.77	9.8	2,124.31
31/12/2004	4,127.60	4,480.38	352.78	8.5	2,237.51
30/11/2004	4,180.37	4,391.70	211.33	5.1	2,212.20
31/10/2004	4,180.37	4,365.66	185.29	4.4	2,317.65
30/09/2004	3,170.73	3,345.44	174.71	5.5	3,172.49
31/08/2004	3,141.05	3,301.42	160.37	5.1	3,225.50
31/07/2004	3,116.04	3,224.28	108.24	3.5	3,270.80
30/06/2004	3,119.81	3,190.27	70.46	2.3	3,321.02
31/05/2004	3,084.92	3,225.48	140.56	4.6	3,295.01
30/04/2004	2,967.92	3,164.93	197.01	6.6	3,348.58
31/03/2004	2,794.87	3,035.01	240.14	8.6	2,337.70
29/02/2004	2,756.13	2,948.72	192.59	7.0	2,456.84
31/01/2004	2,716.16	2,872.70	156.54	5.8	2,410.48
31/12/2003	2,659.16	2,835.38	176.22	6.6	2,346.31
30/11/2003	2,764.22	2,878.60	114.38	4.1	2,328.72
31/10/2003	2,375.18	2,536.03	160.85	6.8	2,278.99
30/09/2003	2,386.32	2,470.00	83.68	3.5	2,236.18

31/08/2003	2,383.99	2,552.04	168.05	7.0	2,199.87
31/07/2003	2,347.56	2,440.78	93.22	4.0	2,184.85
30/06/2003	2,320.82	2,402.11	81.29	3.5	2,042.90
31/05/2003	2,217.54	2,365.14	147.60	6.7	1,800.84
30/04/2003	2,006.14	2,274.40	268.26	13.4	1,738.59
31/03/2003	1,886.70	2,255.55	368.85	19.6	1,750.23
28/02/2003	1,924.34	2,001.85	77.51	4.0	1,964.20
31/01/2003	1,942.93	2,031.48	88.55	4.6	2,006.30

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

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Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*. The total volume of loans with a LTV > 60% may by law not exceed 20% of total volume of mortgage loans.

Date	in %
31/03/2005	13.98
28/02/2005	14.05
31/01/2005	13.97
31/12/2004	14.06
30/11/2004	13.77
31/10/2004	13.85
30/09/2004	13.90
31/08/2004	14.23
31/07/2004	14.82
30/06/2004	15.12
31/05/2004	15.19
30/04/2004	14.86
31/03/2004	15.80
29/02/2004	15.54
31/01/2004	15.01
31/12/2003	14.82
30/11/2003	14.70
31/10/2003	14.33
30/09/2003	14.37

31/08/2003	13.72
31/07/2003	13.29
30/06/2003	13.69
31/05/2003	13.40
30/04/2003	12.44
31/03/2003	12.55
28/02/2003	12.58
31/01/2003	12.68

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Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m 31.03.2005

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and administrative buildings	Foreign countries	12.8	18.6	0.0	0.0	4.1	25.1	11.7	84.8	0.1	6.1	28.7	28.6
	West **	14.3	20.8	0.0	0.0	0.2	1.2	0.0	0.0	0.0	0.0	14.5	14.4
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.5	0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.5
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	11.0	16.0	0.0	0.0	3.7	22.7	1.5	10.9	1.5	91.2	17.7	17.6
	East ***	4.6	6.7	0.0	0.0	1.5	9.2	0.6	4.3	0.0	0.0	6.7	6.7
Hotels and restaurants	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.1	0.1	0.1	100.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	0.2	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ware-houses and exhibition buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	25.2	36.7	0.0	0.0	6.8	41.7	0.0	0.0	0.0	0.0	32.0	31.9
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	12.8	18.6	0.0	0.0	4.1	25.1	11.7	84.8	0.1	6.1	28.7	28.6
	West **	51.3	74.7	0.1	100.0	10.7	65.7	1.5	10.9	1.5	93.9	65.0	64.7
	East ***	4.6	6.7	0.0	0.0	1.5	9.2	0.6	4.3	0.0	0.0	6.7	6.7
	Total	**68.7**	**100.0**	**0.1**	**100.0**	**16.3**	**100.0**	**13.8**	**100.0**	**1.6**	**100.0**	**100.4**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	6.5	18.8	0.0	0.0	0.4	2.4	0.1	1.4	0.0	0.0	7.0	11.0
	East ***	2.9	8.4	0.0	0.0	0.4	2.4	0.0	0.0	0.0	0.0	3.3	5.2
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	2.8	8.1	0.0	0.0	0.2	1.2	0.0	0.0	0.0	0.0	3.0	4.7
	East ***	0.2	0.6	0.0	0.0	005	0.0	0.0	0.0	0.0	0.0	0.2	0.3
Residen-tial con-struction for letting purposes	Foreign countries	17.8	51.4	0.0	0.0	15.5	93.4	6.9	98.6	5.5	100.0	45.7	71.7
	West **	2.2	6.4	0.0	0.0	0.1	0.6	0.0	0.0	0.0	0.0	2.3	3.6
	East ***	2.2	6.4	0.1	100.0	0.0	0.0	0.0	0.0	0.0	0.0	2.2	3.5
Total residential properties	Foreign countries	17.8	51.5	0.0	0.0	15.5	93.4	6.9	98.6	5.5	100.0	45.7	71.8
	West **	11.5	33.2	0.0	0.0	0.7	4.2	0.1	1.4	0.0	0.0	12.3	19.3
	East ***	5.3	15.3	0.1	100.0	0.4	2.4	0.0	0.0	0.0	0.0	5.7	8.9
	Total	**34.6**	**100.0**	**0.1**	**100.0**	**16.6**	**100.0**	**7.0**	**100.0**	**5.5**	**100.0**	**63.7**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	30.6	41.1	0.0	0.0	19.6	26.3	18.6	25.0	5.6	7.5	74.4	45.4
	West **	62.8	81.2	0.1	50.0	11.4	14.7	1.6	2.1	1.5	2.0	77.3	47.1
	East ***	9.9	79.8	0.1	50.0	1.9	15.4	0.6	4.8	0.0	0.0	12.4	7.6
	Total	**103.3**	**62.9**	**0.2**	**100.0**	**32.9**	**20.0**	**20.8**	**12.7**	**7.1**	**4.4**	**164.1**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m

31.03.2005

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80 %	LTV 81-90 %	LTV >90 %	Total	in %
Office and administrative buildings	England	0.0	0.0	1.9	11.7	0.1	13.7	47.7
	France	12.8	0.0	2.2	0.0	0.0	15.0	52.3
Total commercial properties	England	0.0	0.0	1.9	11.7	0.1	13.7	47.7
	France	12.8	0.0	2.2	0.0	0.0	15.0	52.3
	Total	**12.8**	**0.0**	**4.1**	**11.7**	**0.1**	**28.7**	**100.0**

Residential Properties in Euro m

31.03.2005

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Residential construction for letting purposes	United States	12.2	0.0	13.6	6.0	4.8	36.6	80.1
	France	5.6	0.0	1.9	0.9	0.7	9.1	19.9
Total residential properties	United States	12.2	0.0	13.6	6.0	4.8	36.6	80.1
	France	5.6	0.0	1.9	0.9	0.7	9.1	19.9
	Total	**17.8**	**0.0**	**15.5**	**6.9**	**5.5**	**45.7**	**100.0**

Total in Euro m

31.03.2005

Mortgage loans	Country*	LTV	of	LTV	LTV	LTV	Total	in %

	up to 60%	which used as cover	61-80%	81-90%	>90%		
United States	12.2	0.0	13.6	6.0	4.8	36.6	49.1
England	0.0	0.0	1.9	11.7	0.1	13.7	18.4
France	18.4	0.0	4.1	0.9	0.7	24.1	32.4
Total	**30.6**	**0.0**	**19.6**	**18.6**	**5.6**	**74.4**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief*'s high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Mortgage Banks (VDH) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of German Mortgage Banks.

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Heads of Treasury Department

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Basic Principles of the German Mortgage Bank Act

The strict requirements of the German Mortgage Bank Act (HBG), in conjunction with the comprehensive banking supervision exercised by the Federal Financial Supervisory Authority (BAFin), ensure that German mortgage banks maintain a particularly high safety standard. The German Mortgage Bank Act stipulates, amongst other things, that:

- the scope of business activities permitted to German mortgage banks is restricted to the granting of public-sector and mortgage loans;
- loans may only be granted if the securities offered meet the quality standards set out by law;
- a match between maturities and interest rates of the lending and funding business must be ensured at all times.

In addition to this, the German Mortgage Bank Act contains a number of provisions to ensure the quality of the assets serving as cover for public-sector and mortgage *Pfandbriefe*. A key prerequisite for including an asset in the cover pool is, for example, that the *Pfandbrief* creditor's preferential claim must be guaranteed in the event of bankruptcy. Furthermore, there are provisions that govern the legal structuring of the cover assets, the composition and management of the cover pool and, for mortgage *Pfandbriefe*, the establishment of the lending value.

A mortgage bank must ensure that sufficient cover is available at all times, so that the principal and interest payments from the loans included in the public-sector and mortgage cover pools match, or even better, exceed the principal and interest payments due to the *Pfandbrief* creditors. All cover assets are held on trust by a trustee who is appointed by the Federal Financial Supervisory Authority (BAFin). Any disposal of a cover asset by a mortgage bank requires the trustee's prior approval.

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Experience has shown that the provisions of the German Mortgage Bank Act constitute a suitable basis for the supervision of the mortgage banks' business activities.

Amendment of the German Mortgage Bank Act (HBG) as of July 1, 2002

A) A wider range of business activities

A1.) Expansion of mortgage lending activities
Following the amendment of the German Mortgage Bank Act (HBG), German mortgage banks are now allowed to expand their non-cover business activities in the area of mortgage lending to the non-European G7 countries (United States, Canada, Japan). The total volume of these transactions, plus the total volume of mortgage loans granted to the Central European full member states of the OECD (i.e. Hungary, Czech Republic, Slovakia and Poland) is limited to five times the liable own capital (Section 5 (1) (2b) of the German Mortgage Bank Act), Japan limited to three times the liable own capital.

A2.) Expansion of public-sector lending activities
Public-sector loans that are eligible for cover may now be extended to central governments, regional governments and local authorities in Switzerland, the United States, Canada and Japan. In addition to this, loans to the central governments of other European full member states of the OECD (i.e. Poland, the Czech Republic, Slovakia and Hungary) may now also be funded through the issuance of public-sector Pfandbriefe (Section 5 (1) (1) (a) and 5 (1) (1) (c) of the German Mortgage Bank Act).

The previously permitted range of public-sector cover transactions in EU member states and contracting states to the Agreement of the European Economic Area (EEA) was also expanded. It is now possible to grant public-sector loans to non-profit administrative organizations, which are subordinated to the central governments, regional

the future interest rate and economic development.
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governments or local authorities in these countries (Section 5 (1) (1) (d) of the German Mortgage Bank Act).

B) Inclusion of derivatives in the cover pool

For the first time, the derivative transactions entered into by German mortgage banks have been put on a legal basis. Pursuant to Section 5 (1) (4a) of the German Mortgage Bank Act German mortgage banks are now in principle entitled to enter into derivative transactions. In addition to this, the mortgage banks have the possibility of including derivatives in their Pfandbrief cover pools as ordinary cover (Section 6 (6) of the German Mortgage Bank Act).

An English translation of the German Mortgage Bank Act (HBG) can be retrieved from the website of the Association of German Mortgage Banks www.hypverband.de.

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Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 10.03.2005

Security no	Increases by	Increases on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	Ratings S&P/ Moody's	Ratings Fitch
257 374	2.512	05/00	3,023	5,250	05/07/05	17/06/97	2/5/6/7/15/18	AAA/Aa1	AAA
257 298			767	6,500	17/11/05	02/11/95	1-5	AAA/Aa1	AAA
257 488			2,000	4,250	27/01/06	28/01/02	1-3/6/7/9/13/18/23/24	AAA/Aa1	AAA
257 427	1.000	04/03	2,000	3,500	17/02/06	11/02/99	1-3/5/6/8/10/12/14-16	AAA/Aa1	AAA
257 412	233	07/01	1,000	4,750	29/06/06	22/06/98	1-3/5/6/11-13	AAA/Aa1	AAA
A0A C5V	500	05/04	2,500	2,75	21/11/06	21/01/04	1-6/8/13/14/18/24/26	AAA/Aa1	AAA
257 359	2.506	03/00	3,017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aa1	AAA
802 308	250	08/04	2,500	2,750	25/07/07	14/07/03	1-6/13-15/18/25/26	AAA/Aa1	AAA
257 402	511	03/98	1,023	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aa1	AAA
HBE 0BQ			1,500	2,750	11/03/08	11/03/05	1/6/18/27	AAA/Aa1	AAA
A0A 71Z			1,000	3,25	19/05/08	18/05/04	3/15/25/28	AAA/Aa1	AAA
A0A Y3F			2,000	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aa1	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aa1	AAA
169 713			2,200	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aa1	AAA
257 424			2,000	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aa1	AAA
257 433			2,000	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aa1	AAA
HBE 0AJ			2,000	3,25	17/11/09	17/11/04	1/5/18/26	AAA/Aa1	AAA

Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: 30.09.2004 Seite 2 von 2

257 461	5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aa1	AAA

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bank- gesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank

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ESSEN HYP

Bonds & Notes

Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €20bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €20bn in July 2002, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	**Moody's**
Public-sector *Pfandbriefe*	AAA	Aaa
Senior Unsecured Debt	BBB+	A2
Subordinated Debt	BBB	A3

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at

our latest » Information Memorandum.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail:
Guenter.Pless@essenhyp.com

Stefan Zander
Tel.: +49 201 8135-353
E-mail:
Stefan.Zander@essenhyp.com

Fax Treasury: +49 201 8135-399

Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock

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exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Calyon, Paris; Citigroup, London; Dresdner; DZBank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; JP Morgan Chase, London; Lehman Brothers, London; SEB, Frankfurt.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Heidi Riedel
Deputy Head of Treasury
Tel.: +49 201 8135-365
E-mail:Heidi.Riedel@essenhyp.com

Fax Treasury: +49 201 8135-399

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Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

- **Interim Report as of September 30, 2004 (English version) pdf**
- **Press Release Interim Report as of September 30, 2004 (English version) pdf**

- Annual Report 2003 (English version) pdf
- Press Release Annual Report 2003 (English version) pdf

- Annual Report 2002 (English version) pdf
- Press Release Annual Report (English version) pdf

- Annual Report 2001 (English version) pdf
- Press Release Annual Report (English version) pdf

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Financial Calendar 2005/2006

Key Dates 2005

May 2005	Publication of the English version of our 2004 Annual Report
Mid-August 2005	Interim Report as of June 30, 2005
Mid-November 2005	Interim Report as of September 30, 2005

Key Dates 2006

March 23, 2006	Annual General Meeting and (Supervisory Board) Meeting on the 2005 Annual Accounts
March 24, 2006	Press Conference on the 2005 Annual Accounts and publication of the German version of our 2005 Annual Report
May 2006	Publication of the English version of our 2005 Annual Report
Mid-August 2006	Interim Report as of June 30, 2006
Mid-November 2006	Interim Report as of September 30, 2006

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These items are available:

- [ ] Annual Report 2003 English **(Download as PDF)**
- [ ] Annual Report 2003 German **(Download as PDF)**

- [ ] Annual Report 2002 English **(Download as PDF)**
- [ ] Annual Report 2002 German **(Download as PDF)**

- [ ] Annual Report 2001 English **(Download as PDF)**
- [ ] Annual Report 2001 German **(Download as PDF)**

- [ ] Annual Report 2000 English **(Download as PDF)**
- [ ] Annual Report 2000 German **(Download as PDF)**

Please forward this order to:

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International Real Estate Finance

Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.
In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.
The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.


Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

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Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.



Milton & Shire, London

Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.

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International Real Estate Finance

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

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Contacts

▷ **Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"**

Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external law firms and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.



▷ Thomas Link

Jean Barden has been working as a real estate banker for over 20 years in New York. She began her career at Chemical Bank as head of the Real Estate Syndication Department. Prior to joining Essen Hyp she was the Senior Syndication Officer at PB Capital, formerly BHF. As General Manager of the Representative Office in New York, her responsibilities include generating new mortgage lending opportunities in North America and Canada, as well as building and maintaining close relationships with our clients and broker partners.



▷ Jean Barden

Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge of customer relations and product marketing, establishing and maintaining close

contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.



▷ Rainer Polenz

Assem El Alami worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.



▷ Assem El Alami

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Company

Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to contact us and we will be happy to provide you with any information you require.

▷ 15 Years of Hypothekenbank in Essen AG

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Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, *and in view of maximum transparency*, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

▷ **Declaration of Compliance with the German Corporate Governance Code** (PDF)
▷ **Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft** (PDF)

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Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Contrary to Section 5.4.5 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

Essen, November 24, 2004

The Board of Managing Directors | The Supervisory Board

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

1 Preamble

1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on November 7, 2002, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply-or-explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The chairman of the Board of Managing Directors co-ordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The chairman of the Supervisory Board co-ordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

2 Shareholders and General Meeting

2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The chairman of the General Meeting shall ensure that the meeting runs smoothly.

2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

3 Co-operation between the Board of Managing Directors and the Supervisory Board

3.1 The Board of Managing Directors and the Supervisory Board shall co-operate closely to the benefit of the company.

3.2 The Board of Managing Directors co-ordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3 Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4 Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5 Good corporate governance requires an open dialogue between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover bid, the Board of Managing Directors and the Supervisory Board of the bank as the target company must submit a statement of their reasoned position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft. A suitable deductible has been agreed for both the members of the Board of Managing Directors and the members of the Supervisory Board.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report in each year's Annual Report on the company's Corporate Governance. This includes the explanation of possible deviations from the recommendations of the German Corporate Governance Code.

4 The Board of Managing Directors

4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, co-ordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk controlling within the company.

4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a chairman. Rules of procedure, which require the approval of the Supervisory Board, govern co-operation within the Board of Managing Directors. The Board of Managing Directors co-operates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his personal performance, the performance of the Board of Managing Directors as a whole, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The overall compensation of the members of the Board of Managing Directors is composed of a fixed salary and variable elements. The variable part of the compensation includes result- and performance-linked components and is based on the achievement of the bank's business success, the results of the business segments for which the respective Board member is responsible, and his individual performance. All compensation components must be appropriate, both individually and in total.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant unlawful advantages to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

5 The Supervisory Board

5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the company.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

5.2 Tasks and Powers of the Chairman of the Supervisory Board

The chairman of the Supervisory Board co-ordinates the work within the Supervisory Board and chairs its meetings.

The chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the chairman in particular, in order to discuss the strategy, business development and risk management of the company. The chairman of the Supervisory Board shall, without delay, be informed by the chairman of the Board of Managing Directors of any events material for the assessment of the company's situation and development, or for the management of the company. The chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Risk Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the company, the compensation of the members of the Board of Managing Directors, investments and financing.

5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, not more than one former member of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the bank or provide any advisory services to them.

5.4.3 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed company shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.4 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.5 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the company. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders. .

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.6 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the Supervisory Board.

5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

5.5.2 Each member of the Supervisory Board shall inform the chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

6 Transparency

6.1 The Board of Managing Directors shall disclose without delay any new facts within the company's field of activity that are not known publicly if they are likely to substantially influence the price of the company's listed securities, due to their impact on the asset and financial situation or general business development.

6.2 As soon as the company becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the company, the Board of Managing Directors shall disclose this fact without delay.

6.3 The company's treatment of all shareholders in respect of information shall be the same. The company shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The company shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the company discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the company disclosed by Essen Hyp shall also be published on the bank's website. The website shall have a clear structure.

7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of interim reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The company publishes a list of third party companies in which it has a participating interest that is not of minor importance for the company. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the company, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which professional, financial and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the company and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the company in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are removed immediately.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

ESSEN HYP

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10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	**1987**	**1994**	**1995**	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**	**2004**
Claims outstanding:												
Mortgage loans	108	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290	5,822	7,258
Public-sector loans	603	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870	34,764	33,102
Bonds and notes **)	31	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286	25,179	30,588
Other claims	0	491	174	461	672	888	1,591	2,415	2,703	4,035	5,647	5,047
Bonds and notes issued:												
Mortgage *Pfandbriefe*	39	869	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884	2,703	4,173
Public-sector *Pfandbriefe*	819	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738	51,477	52,571
Other bonds and notes / other liabilities	0	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855	18,452	20,855
New lending commitments:												
Mortgage loans	135	166	329	427	266	415	574	1,216	1,366	1,627	2,517	1,956
Public-sector loans	875	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235	7,148	4,538
Bonds and notes**)	31	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420	8,016	10,541

Capital and reserves:												
Subscribed capital and reserves***)	41	157	260	265	311	377	454	426	554	554	584	654
Profit-sharing capital	0	36	54	54	129	187	243	255	279	284	324	319
Subordinated liabilities	0	33	130	130	155	189	244	244	298	297	348	358
Balance-sheet total:	1,103	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979	74,299	79,461
Net interest and commission income:	5.0	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5	213.5	234.8
General operating expenses:												
Personnel expenses	0.8	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8	12.1	13.7
Other administrative expenses	0.7	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4	11.2	11.0
Depreciation on and value adjustments to intangible and fixed assets	0.1	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0	2.2	13.0
Operating result:	5.1	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3	118.6	128.6
Net income for the year:	3.1	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2	81.2	91.0
Allocation to revenue reserves:	3.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0	0.0	0.0	0.0
Total distribution:	0.0	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3	76.2	81.2	91.0

Notes:*) up to 1991 acc. to old accounting regulations
**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.
***) after deduction of unpaid capital subscriptions in 1993

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ESSEN HYP

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Committees

Board of Managing Directors

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund

Executive Vice Presidents

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen

Trustees

Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Essen (since Oct 16, 2001) Deputy
Dr. Johannes Werner Schmidt, Essen (since Nov 1, 1998) Deputy
Rolf Dahlmann, Essen (since April 1, 2004) Deputy

Supervisory Board

Supervisory Board

Andreas de Maizière Chairman; Member of the Board of Managing Directors, Commerzbank AG,	Berta Schuppli Deputy Chairman, Wiesbaden

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Frankfurt/Main

Erich Labs
Hypothekenbank in Essen AG, Essen

Kurt Müller
Hypothekenbank in Essen AG, Essen

Dr. Eric Strutz
Member of the Board of Managing Directors,
Commerzbank AG, Frankfurt/Main

Dr. Renate Krümmer
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Group Strategy and Controlling,
Commerzbank AG, Frankfurt/Main

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Advisory Council

Advisory Council

Dr. Axel Frhr. v. Ruedorffer
Chairman (since March 18, 2004); Member of the Central Advisory Board, Commerzbank AG , Frankfurt/Main

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
Member of the Supervisory Board HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Prof. em. Dr. Paul Klemmer,
President of the Verband für Wohnungswesen, Städtebau und Raumordnung e.V., Berlin

Uwe Kruschinski
Member of the Board of Managing Directors, Bankgesellschaft Berlin AG,
Berlin

Hermann Marth
Chairman of the Board of Managing

Directors, RAG Immobilien AG, Essen

Klaus Pohl
General Manager of the Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, Munich

Dr. Udo Scheffel
Chairman of the Executive Board, Bayerische Immobilien AG, Munich

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Priv. Doz. Dr. Ulf R. Siebel

Lawyer, Frankfurt/Main

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Company

Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: 00 44 20 76 38 09 52
Fax: 00 44 20 76 38 09 53

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Germany: Will structural reforms push Germany into deflation? » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss

london@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

New York
375 Park Avenue
26th Floor, Suite 2603
New York, NY 10152
USA
Tel.: +1/212/750 8855
Fax: +1/212/750 8555
newyork@essenhyp.com

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External Links

- **Commerzbank - Our Major Shareholder**
- **VDH - Verband deutscher Hypothekenbanken** (Association of German Mortgage Banks)

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Credit Research
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March 2005
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3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss

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Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ **E-mail: info@essenhyp.com**

Public Relations Management
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Support Office of the Board of Managing Directors
Tel.: +49 201 8135-391

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Credit Research
Last Update
March 2005
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3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss

Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Michael Fröhner

We have tasked prompter AG,
Binger Straße 14-16, 55122 Mainz/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered prompter AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Hochkreuzallee 1, 53175 Bonn, is also responsible for the credit service, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: info@ve-k.de
▷ Internet: www.ve-k.de

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Success needs far-sightedness

This is where you will find facts and figures about Hypothekenbank in Essen AG, including our Annual and Interim Reports, which are available for download. If you wish to learn more about Hypothekenbank in Essen AG, just browse through our presentations on our recent roadshows and our last Capital Market Conference.

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» www.essenhyp.de

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VDH-Pfandbrief Curve



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Credit Research
Last Update
March 2005
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3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss

the future interest rate and economic development.
» more

Downloads

These items are available:

- In the Spotlight: International Real Estate Projects (pdf)
- Interim Report as of September 30, 2004 (pdf)
- Press Release Interim Report as of September 30, 2004 (pdf)
- Annual Report 2003 (pdf)
- Press Release Annual Report 2003 (pdf)
- Annual Report 2002 (pdf)
- Press Release Annual Report (pdf)
- Annual Report 2001 (pdf)
- Press Release Annual Report (pdf)

VDH-Pfandbrief Curve



» more

Credit Research
Last Update
March 2005
» more

3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss

the future interest rate and economic development.
» **more**

Impressions

- Impressions of our Annual Reception on March 17, 2005

- 23.06.2004, John F. Kennedy Library, Boston
- 21.06.2004, Mandarin Oriental, New York

- 16.02.2004, Commerzbank-Tower, Frankfurt
- 26.01.2004, Hotel Principe di Savoia, Milano
- 13.01.2004, Szépmüvészeti Múzeumba, Budapest
- 28.11.2003, Grand Hôtel Intercontinental, Paris
- 27.11.2003, Victoria and Albert Museum, London
- 21.11.2003, Fundacion Real Fábrica de Tapices, Madrid

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VDH-Pfandbrief Curve



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Credit Research
Last Update
March 2005
» more

3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss

the future interest rate and economic development.
» **more**

Capital Market Conference

3rd Capital Market Conference

More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG in the premises of the 'Messe Essen'. The issues dealt with this year included current trends in securitization, bond market developments, Pfandbrief ratings and European monetary policy. As during our previous conferences, we had interesting discussions about the present and future standing of the Pfandbrief on the national, European and worldwide capital markets. The conference participants – capital market executives, analysts, research and investment specialists, experts and investors from all over the world – once again benefited from the transfer and sharing of knowledge.

▷ Impressions 3rd Capital Market Conference

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VDH-Pfandbrief Curve



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Credit Research
Last Update
March 2005
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3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss

the future interest rate and
economic development.
» **more**

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Disclaimer

Legal Information

The information and statements contained in the web sites of Hypothekenbank in Essen AG have been carefully reviewed and/or obtained from unchecked publicly accessible sources we believe to be reliable. However, we have only checked the information obtained from these sources for plausibility and not for accuracy. Despite all care, Hypothekenbank in Essen AG does not assume any liability or guarantee for the timeliness, completeness and accuracy of the information provided on its web sites. The same applies to information obtained from other web sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG assumes no responsibility for the contents of such web sites.

No advice
The data contained in our web sites and/or the publications available for download do not include all material information that would be required for an investment decision. They merely constitute non-binding statements and views about markets and products believed to be correct at the time of publication. In particular, the information does not constitute an offer in the legal sense of the term.

Use of our web site
Contents and structure of the web sites of Hypothekenbank in Essen AG are copyright protected. Any reproduction or use of information or data content requires the prior written approval of Hypothekenbank in Essen AG.

Privacy Policy

Privacy statement
This privacy statement applies to www.essenhyp.de and www.essenhyp.com, the web sites of Hypothekenbank in Essen AG. As

» www.essenhyp.de

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VDH-Pfandbrief Curve



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Credit Research
Last Update
March 2005
» more

3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss

the owner of these sites, Hypothekenbank in Essen AG is responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

How will personal data and information received from you be used?
Various types of personal data and other information result from our web sites. We will use this data as follows:

- If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.
- If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.
- We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
  Depending on the access protocol the following information will be included in the log file:
  - IP address of the remote computer
  - date and time of the request
  - information submitted by the remote computer (e.g. file name)
  - access status of the web server (file transferred, file not found, command not processed etc.)
  - name of the requested file
  - URL from which the file was requested and/or the requested service was accessed
  - information about the web browser used

Who will process and have access to the personal data and information received from you?
Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web

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sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

Infopool

Press

Contact: Dr. Kerstin Büteführ
Tel.: +49/201/8135-626, Fax: +49/201/8135-135
kerstin.buetefuehr@essenhyp.com

▷ Press Release "Interest Rate Forecast Meeting of Essen Hyp with Prof. Peter Bofinger" (as of March 22, 2005 - PDF)

▷ Press Release "Business results 2004" (as of March 18, 2005 - PDF)

▷ Press Release "Essen Hyp and Dr. Helmut Kohl in Moscow" (as of March 7, 2005 - PDF)

▷ Public-sector Pfandbrief rating upgraded (as of February 17, 2005 - PDF)

▷ Press Release "Essen Hyp and Dr. Helmut Kohl: Taking the Pfandbrief around the world" (as of February 16, 2005 - PDF)

▷ Press Release "Interest rates at an all-time low" (as of February 9, 2005 - PDF)

▷ Press Release "Hypothekenbank in Essen AG continues to grow" (as of January 27, 2005 - PDF)

▷ Press Release "Public-Sector Global Pfandbrief of Essen Hyp successfully placed" (as of November 11, 2004 - PDF)

▷ Press Release of Hypothekenbank in Essen AG concerning the Interim Report (as of September 30, 2004 - PDF)

▷ Download picture (jpg 1.8 Mbyte) of Hubert Schulte-Kemper, Chairman of the Board of Managing Directors

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VDH-Pfandbrief Curve



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Credit Research
Last Update
March 2005
» more

3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss

the future interest rate and economic development.
» **more**

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Contact

Chairman of the Board of Managing Directors
Hubert Schulte-Kemper

Secretariat:
Tel.: +49 201 8135-301
Tel.: +49 201 8135-302

Member of the Board of Managing Directors
Michael Fröhner

Secretariat:
Tel.: +49 201 8135-311

Treasury

Secretariat:
Tel.: +49 201 8135-361
Tel.: +49 201 8135-362

Real Estate Finance Transaction Management

Secretariat:
Tel.: +49 201 8135-451

Corporate Management

Secretariat:
Tel.: +49 201 8135-361

Legal Department

Secretariat:
Tel.: +49 201 8135-484

National Real Estate Finance Marketing

Secretariat:
Tel.: +49 201 8135-636

Accounting and Taxes

Secretariat:
Tel.: +49 201 8135-601

International Real Estate Finance Marketing

Secretariat:
Tel.: +49 201 8135-632

Transaction Banking

Secretariat:
Tel.: +49 201 8135-601

Whether criticism, suggestions, wishes or questions - there are lots of

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VDH-Pfandbrief Curve



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Credit Research
Last Update
March 2005
» more



3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss

reasons to send us an e-mail. Above all we welcome each response!

▷ **Contact**

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VDH-Pfandbrief Curve



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Credit Research
Last Update
March 2005
» more

3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss

the future interest rate and
economic development.
» **more**